Exhibit 99.1

CONTENTS

About Us

2	Definitions

4	Corporate Profile

6	Corporate Information

Operating Results

9	Principal Accounting Information and Financial Indicators

17	Highlights of the Year

20	Management Discussion and Analysis

Corporate Governance

53	Report of Directors

75	Changes in the Share Capital, Shareholders’ Profile and Disclosure of Interests

83	Directors, Supervisors, Senior Management and Employees

97	Corporate Governance Report

111	Environmental and Social Responsibility

119	Important Matters

136	Related Information of Bonds

150	Risk Management and Internal Control

Financial Report

Financial Statements Prepared under International Financial Reporting Standards

155	Independent Auditor’s Report

160	Consolidated Income Statement

161	Consolidated Statement of Comprehensive Income

162	Consolidated Statement of Financial Position

164	Consolidated Statement of Changes in Equity

165	Consolidated Cash Flow Statement

166	Notes to the Financial Statements

274	Supplementary Financial Information

277	Five Year Summary

DEFINITIONS

Unless the context otherwise requires, the following terms should have the following meanings in this report:

Company, CSA, China Southern Airlines	China Southern Airlines Company Limited

Group	China Southern Airlines Company Limited and its subsidiaries

CSAH	China Southern Air Holding Company Limited

Xiamen Airlines	Xiamen Airlines Company Limited

Guizhou Airlines	Guizhou Airlines Company Limited

Zhuhai Airlines	Zhuhai Airlines Company Limited

Shantou Airlines	Shantou Airlines Company Limited

Chongqing Airlines	Chongqing Airlines Company Limited

Henan Airlines	China Southern Airlines Henan Airlines Company Limited

CSAGA	China Southern Airlines General Aviation Limited

Hebei Airlines	Hebei Airlines Company Limited

Jiangxi Airlines	Jiangxi Airlines Company Limited

Finance Company	China Southern Airlines Group Finance Company Limited

Logistics Company	China Southern Air Logistics Company Limited

CSAGPMC	China Southern Airlines Group Property Management Company Limited

Nan Lung	Nan Lung Holding Limited

SACC	Shenzhen Air Catering Co., Ltd.

SACM	Southern Airlines Culture and Media Co., Ltd.

SPV	Special Purpose Vehicles exclusively set up by China Southern Airlines and its subsidiaries for leased aircraft

Sichuan Airlines	Sichuan Airlines Co., Ltd.

PRC	The People’s Republic of China

CSRC	China Securities Regulatory Commission

NDRC	National Development and Reform Commission

SASAC	State-owned Assets Supervision and Administration Commission of the State Council

CAAC	Civil Aviation Administration of China

IATA	International Air Transport Association

Daxing Airport	Beijing Daxing International Airport

SSE	Shanghai Stock Exchange

Stock Exchange	The Stock Exchange of Hong Kong Limited

Articles of Association	Articles of Association of China Southern Airlines Company Limited

Listing Rules	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

Model Code	The Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

Corporate Governance Code	Corporate Governance Code as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

SFO	Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong)

Available Seat Kilometers or “ASK”	the number of seats available for sale multiplied by the kilometers flown

Available Tonne Kilometers or “ATK”	the number of tonnes of capacity available for the transportation multiplied by the kilometers flown

Available Tonne Kilometers – passenger	the number of tonnes of capacity available for the carriage of passenger multiplied by the kilometers flown

Available Tonne Kilometers – cargo	the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometers flown

Revenue Passenger Kilometers or “RPK”	i.e. passenger traffic volume, the number of passengers carried multiplied by the kilometers flown

Revenue Tonne Kilometers or “RTK”	i.e. total traffic volume, the load (passenger and cargo) in tonnes multiplied by the kilometers flown

Revenue Tonne Kilometers – cargo or “RFTK”	i.e. cargo and mail traffic volume, the load for cargo and mail in tonnes multiplied by the kilometers flown

Revenue Tonne Kilometers – passenger	the load for passenger in tonnes multiplied by the kilometers flown

Aircraft Utilization Rate	Flight hours that aircraft can service during specified time

Passenger Load Factor	RPK expressed as a percentage of ASK

Overall Load Factor	RTK expressed as a percentage of ATK

Yield per RPK	revenue from passenger operations divided by RPK

Yield per RTK	revenue divided by RTK

Yield per RFTK	revenue from cargo and mail operations divided by RFTK

CORPORATE PROFILE

Guangzhou and Beijing

Two comprehensive international hubs

The Group’s fleet size ranked first in Asia and at the forefront of the world.

The Company’s headquarters is located in Guangzhou. It has 18 branches in Beijing, Shenzhen, and other cities and 8 holding aviation subsidiaries including Xiamen Airlines. The Company has set up CSAGA in Zhuhai, and has set up 21 domestic offices in Hangzhou, Qingdao and other places, and 53 overseas offices in Sydney, New York and other places. By the end of the reporting period, the Group has operated a total of 878 passenger and cargo transport aircraft including Boeing 787, 777, 737 series, Airbus 380, 350, 330, 320 series and ARJ21. The Group’s fleet size ranked first in Asia and at the forefront of the world. The Company was awarded “Two-Star Diamond Award for Flight Safety”, the top award for flight safety from the CAAC, in June 2018.

In recent years, the Company has striven to construct two comprehensive international hubs in Guangzhou and Beijing, and a network-based airline has gradually taken shape. In 2021, the Company continued to drive the high quality development of Beijing hub and developed six express routes including the Guangzhou-Shenzhen-Chengdu route. The market share of Daxing Airport reached 45.9%. Meanwhile, the Company continued to strengthen the integrated construction of the Guangdong-Hong Kong-Macao Greater Bay Area, consolidate and intensify market control in the Guangdong-Hong Kong-Macao Greater Bay Area. The market share of domestic departure capacity in Guangzhou, Shenzhen, Zhuhai and Huizhou reached 38%. The Company actively developed the Pearl River Delta hub airport. The Company accelerated the strategy in Hainan Free Trade Port, consolidated and intensified market control in the major cities in Hainan, and promoted the landing of the industrial projects.

CORPORATE INFORMATION

Chinese Name:	中國南方航空股份有限公司

Chinese Short Name:	南方航空

English Name:	China Southern Airlines Company Limited

English Short Name:	CSN

Legal Representative:	Ma Xu Lun

Registered Address:	Unit 301, 3/F, Office Tower Guanhao Science Park Phase I, 12 Yuyan Street, Huangpu District, Guangzhou, Guangdong Province, PRC

Contact Address:	China Southern Air Building, 68 Qixin Road, Baiyun District, Guangzhou, Guangdong Province, PRC

Place of Business in Hong Kong:	Unit B1, 9th Floor, United Centre, 95 Queensway, Hong Kong

Website of the Company:	www.csair.com

Telephone:	+86-20-86112480

Fax:	+86-20-86659040

E-mail:	ir@csair.com

APP:	China Southern Airlines

WeChat Official Account:	China Southern Airlines

Sina Weibo:	http://weibo.com/csair

WeChat QR Code:

Place of Listing of A Shares:	SSE

Short Name of A Shares:	南方航空

Stock Code of A Shares:	600029

A Share Registrar:	China Securities Depository and Clearing Corporation Limited, Shanghai Branch Floor 36, China Insurance Building, 166 Lu Jia Zui East Road, Shanghai, PRC

Place of Listing of H Shares:	The Stock Exchange

Short Name of H Shares:	China South Air

Stock Code of H Shares:	01055

H Share Registrar:	Hong Kong Registrars Limited 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong

Place of Listing of ADR:	The New York Stock Exchange

Short Name of ADR:	China Southern Air

Stock Code of ADR:	ZNH

ADR Registrar:	BNY Mellon Shareowner Services P.O.Box 505000 Louisville, KY40233-5000, USA

Domestic Legal Adviser:	Dentons Law Offices, LLP (Guangzhou)

Overseas Legal Adviser:	Jingtian & Gongcheng LLP

Domestic Auditors:	KPMG Huazhen LLP

Overseas Auditors:	KPMG (Public Interest Entity Auditor registered in accordance with the Financial Reporting Council Ordinance)

Controlling Shareholder:	China Southern Air Holding Company Limited

Principal Bankers:	China Development Bank The Export-Import Bank of China Bank of China Agricultural Bank of China China Construction Bank

Designated Website for Information Disclosure (H Shares):	www.hkexnews.hk

Place Where Annual Report is Made Available for Inspection:	The Board Office of the Company

As at 30 March 2022	Directors Ma Xu Lun Han Wen Sheng Liu Chang Le Gu Hui Zhong Guo Wei Yan Andrew Y	Supervisors Ren Ji Dong Lin Xiao Chun Yang Bin

Authorized Representatives under the Listing Rules:	Ma Xu Lun Xie Bing

Secretary to the Board and Company Secretary:	Xie Bing

Securities Affairs Representative:	Xu Yang

SAFETY

Enhance System, Intensify Working Practices, Control Risks

PRINCIPAL ACCOUNTING INFORMATION AND FINANCIAL INDICATORS

I. PRINCIPAL ACCOUNTING INFORMATION AND FINANCIAL INDICATORS OF THE GROUP AS AT THE END OF THE REPORTING PERIOD

(I)	Principal Accounting Information

	Unit: RMB million

	2021	2020	Increase/ (decrease) %
Operating revenue	101,644	92,561	9.81
Net loss attributable to equity shareholders of the Company	(12,106)	(10,847)	11.61

	As of 31 December		Decrease %
	2021	2020
Equity attributable to equity shareholders of the Company	67,851	69,584	(2.49)
Total assets	323,211	326,383	(0.97)

(II)	Principal Financial Indicators

	2021	2020	Decrease %
Basic losses per share (RMB/share)	(0.75)	(0.77)	(2.60)
Diluted losses per share (RMB/share)	(0.75)	(0.77)	(2.60)

II. SUMMARY OF OPERATING DATA

	For the year ended 31 December		Increase/
	2021	2020	(decrease) %
Traffic
Revenue passenger kilometers (RPK) (million)
Domestic	148,223.63	140,135.20	5.77
Hong Kong, Macau and Taiwan	152.48	239.14	(36.24)
International	4,050.18	13,065.78	(69.00)
Total:	152,426.29	153,440.11	(0.66)

Revenue tonne kilometers (RTK) (million)
Domestic	14,389.54	13,720.92	4.87
Hong Kong, Macau and Taiwan	25.48	30.19	(15.60)
International	6,793.68	7,053.76	(3.69)
Total:	21,208.71	20,804.88	1.94

RTK – passenger (million)
Domestic	13,124.43	12,390.86	5.92
Hong Kong, Macau and Taiwan	13.48	20.91	(35.54)
International	359.50	1,138.30	(68.42)
Total:	13,497.41	13,550.07	(0.39)

	For the year ended 31 December		Increase/
	2021	2020	(decrease) %
RTK – cargo (million)
Domestic	1,265.11	1,330.06	(4.88)
Hong Kong, Macau and Taiwan	12.01	9.29	29.30
International	6,434.18	5,915.47	8.77
Total:	7,711.30	7,254.81	6.29

Passengers carried (thousand)
Domestic	97,717.02	93,911.34	4.05
Hong Kong, Macau and Taiwan	147.75	213.22	(30.71)
International	639.89	2,731.48	(76.57)
Total:	98,504.66	96,856.04	1.70

Cargo and mail carried (thousand tonnes)
Domestic	765.34	817.51	(6.38)
Hong Kong, Macau and Taiwan	12.19	9.12	33.66
International	664.42	634.19	4.77
Total:	1,441.95	1,460.83	(1.29)

	For the year ended 31 December		Increase/
	2021	2020	(decrease) %
Capacity
Available seat kilometres (ASK) (million)
Domestic	205,437.17	193,935.93	5.93
Hong Kong, Macau and Taiwan	463.01	550.91	(15.96)
International	8,021.64	20,235.13	(60.36)
Total:	213,921.82	214,721.97	(0.37)

Available tonne kilometres (ATK) (million)
Domestic	23,431.06	22,182.70	5.63
Hong Kong, Macau and Taiwan	61.20	70.71	(13.46)
International	10,025.45	11,638.87	(13.86)
Total:	33,517.70	33,892.28	(1.11)

Available tonne kilometres (ATK) – passenger (million)
Domestic	18,489.35	17,454.23	5.93
Hong Kong, Macau and Taiwan	41.67	49.58	(15.96)
International	721.95	1,821.16	(60.36)
Total:	19,252.96	19,324.98	(0.37)

Available tonne kilometres (ATK) – cargo (million)
Domestic	4,941.71	4,728.46	4.51
Hong Kong, Macau and Taiwan	19.53	21.13	(7.59)
International	9,303.50	9,817.71	(5.24)
Total:	14,264.74	14,567.30	(2.08)

	For the year ended 31 December
	2021	2020
Load Factor			Increase/ (decrease) percentage points
Passenger load factor (RPK/ASK) (%)
Domestic	72.15	72.26	(0.11)
Hong Kong, Macau and Taiwan	32.93	43.41	(10.47)
International	50.49	64.57	(14.08)
Average:	71.25	71.46	(0.21)

Overall load factor (RTK/ATK) (%)
Domestic	61.41	61.85	(0.44)
Hong Kong, Macau and Taiwan	41.64	42.70	(1.06)
International	67.76	60.61	7.16
Average:	63.28	61.39	1.89

Yield			Increase/ (decrease) %
Yield per RPK (RMB)
Domestic	0.46	0.41	12.20
Hong Kong, Macau and Taiwan	1.46	1.05	39.05
International	1.61	0.96	67.71
Average:	0.49	0.46	6.52

Yield per RFTK (RMB)
Domestic	1.18	1.36	(13.24)
Hong Kong, Macau and Taiwan	13.74	8.93	53.86
International	2.83	2.47	14.57
Average:	2.58	2.27	13.66

Yield per RTK (RMB)
Domestic	4.88	4.34	12.44
Hong Kong, Macau and Taiwan	15.23	11.06	37.70
International	3.64	3.84	(5.21)
Average:	4.49	4.18	7.42

	For the year ended 31 December		Increase/
	2021	2020	(decrease) %
Cost
Main business cost per ATK (RMB)	3.47	3.22	7.76
Flight Volume
Kilometers flown (million)	1,317.85	1,304.67	1.01
Hours flown (thousand)
Domestic	1,935.98	1,835.82	5.46
Hong Kong, Macau and Taiwan	3.78	4.88	(22.58)
International	170.60	236.51	(27.87)
Total:	2,110.36	2,077.21	1.60

Number of flights (thousand)
Domestic	822.25	786.17	4.59
Hong Kong, Macau and Taiwan	2.27	2.71	(16.17)
International	18.80	33.58	(44.00)
Total:	843.32	822.46	2.54

Note:	Discrepancies between the column sum are due to rounding of percentage numbers.

III. SUMMARY OF FLEET DATA

As at 31 December 2021, the scale and structure of fleet and the delivery and disposal of aircraft of the Group were as follows:

	Unit: number of aircraft

Aircraft Models	Number of aircraft purchased	Number of aircraft under finance lease	Number of aircraft under operating lease	Delivery during the reporting period	Disposal during the reporting period	Total number of aircraft at the end of the reporting period
Passenger Aircraft
A380 Series	4	1	0	0	0	5
A350 Series	6	6	0	4	0	12
A330 Series	4	29	7	0	5	40
A320 Series	116	95	123	10	1	334
B787 Series	4	25	10	2	0	39
B777 Series	1	14	0	0	0	15
B737 Series	161	72	166	0	2	399
EMB190	6	0	0	0	3	6
ARJ21	6	6	0	6	0	12

Freighter
B777 Series	7	7	0	0	0	14
B747 Series	2	0	0	0	0	2

Total	317	255	306	22	11	878

Aircraft Model	Number of aircraft purchased	Number of aircraft under finance lease	Number of aircraft under operating lease	Number of aircraft under bailment	Total number of aircraft at the end of the reporting period
Civil Helicopter	16	0	7	5	28

From 2022 to 2024, the delivery and disposal plan of aircraft of the Group will be as follows:

	Unit: number of aircraft

	2021	2022			2023			2024
Aircraft Models	Number of aircraft at the end of the period	Delivery	Disposal	Estimated number at the end of the period	Delivery	Disposal	Estimated number at the end of the period	Delivery	Disposal	Estimated number at the end of the period
Passenger Aircraft
Airbus
A380 Series	5	0	5	0	0	0	0	0	0	0
A350 Series	12	4	0	16	4	0	20	0	0	20
A330 Series	40	0	0	40	0	2	38	0	2	36
A320 Series	334	12	0	346	13	5	354	0	10	344

Boeing
B787 Series	39	3	0	42	7	0	49	0	0	49
B777 Series	15	1	0	16	0	0	16	0	0	16
B737 Series	399	39	2	436	37	0	473	27	5	495

Other
EMB190	6	0	0	6	0	0	6	0	0	6
ARJ21	12	8	0	20	10	0	30	10	0	40

Passenger Aircraft Sub-total	862	67	7	922	71	7	986	37	17	1,006

Freighter
B777 Series	14	1	0	15	2	0	17	2	0	19
B747 Series	2	0	2	0	0	0	0	0	0	0

Freighter Sub-total	16	1	2	15	2	0	17	2	0	19

Total	878	68	9	937	73	7	1,003	39	17	1,025

The delivery and disposal plan of civil helicopters will be as follows:

	2021	2022			2023			2024
Aircraft Type	Number of aircraft at the end of the period	Delivery	Disposal	Estimated number at the end of the period	Delivery	Disposal	Estimated number at the end of the period	Delivery	Disposal	Estimated number at the end of the period
Civil helicopter	28	1	3	26	0	0	26	0	0	26

Note:	The introduction and disposal plan of the fleet of the Company may be subject to adjustment based on future agreements and delivery of aircraft.

January

The “Green Flight” project of China Southern Airlines was awarded the first “Golden Key – SDG Solutions” Champion by the Ministry of Commerce, and the on-demand dining service of “Green Flight” has reduced over 2,000 tonnes airline meals wastage.

March

China Southern Airlines flights carried nearly 1.5 million doses of Sinovac COVID-19 Vaccine from Daxing Airport to Phnom Penh, Cambodia, successfully completing the first flight of international vaccine transportation support task of Daxing Airport.

April

China Southern Airlines opened “Beijing-Guangzhou Shuttle” and “Beijing-Shenzhen Shuttle”, and built the Company’s “Sky Shuttle” regarding core business of Beijing hub.

April

A 7-year-old boy got his arm twisted and has been in critical condition. China Southern Airlines swiftly decided to “open the door” for second time, which gained the golden time for the boy, as well as praise from all walks of life.

May

China Southern Airlines, as the “designated air carrier” of China International Consumer Products Expo, provided “affinity and refinement” services to the Expo.

June

China Southern Airlines, based on HUAWEI Harmony OS, was the first domestic airline company to launch atomized service cards, constantly improving the convenience of passengers’ travel.

July

China Southern Airlines launched the “baggage home” (行李到家) in six domestic trunk airports including Guangzhou and Beijing, offering more efficient and convenient baggage service experience to passengers.

August

CSA Cargo Co., Ltd. (中國南方航空貨運有限公司) was awarded the “Air Carrier Certificate”, becoming the cargo airline with public air transport carrier qualification of China Southern Airlines.

September

China Southern Airlines’ engineering technology branch was established. It aims to be an integrated management entity of maintenance business, providing high-quality aviation maintenance services to customers around the world.

November

China Southern Airlines announced the action plan of emission peak and carbon neutrality, coordinating and considering cost reduction, promoting the Company’s high-quality development and leading the aviation industry to move forward in a low-carbon way.

December

China Southern Airlines Flight CZ3122 from Daxing, Beijing to Guangzhou landed smoothly at Guangzhou Baiyun International Airport, marking the realization of 2021 aviation safety year for China Southern Airlines.

COST CONTROL

Establish a Long-term

Mechanism for Lean Control of Cost

MANAGEMENT DISCUSSION AND ANALYSIS

The Group continued to improve pandemic prevention and control mechanism, gave top priority to aviation safety, actively responded to the operation challenges, accumulated new drivers for high quality development.

Ma Xu Lun

Chairman

I. Business Review

(I) Discussion and Analysis of Operations

In 2021, the global economy rebounded significantly from the low base in 2020. According to the World Economic Outlook issued by the International Monetary Fund, the global economy experienced a growth of 5.9% in 2021. China’s economic development and pandemic prevention and control maintained a leading position in the world. Its construction of a new development paradigm moved a new step and high quality development made new progress. The economy of China grew at 8.1% for the whole year, the economy growth rate ranked at the leading position among major economies, and the GDP exceeded RMB110 trillion.

In 2021, the global aviation industry presented a recovery momentum, and travellers were more confident and willing to travel around. However, as affected by COVID-19 pandemic (the “pandemic”), the passenger transportation and cargo transportation of the global aviation continued to differentiate, with passenger transportation maintaining weak recovery and cargo transportation maintaining high growth. Under the repeated impact of the pandemic, China’s aviation industry showed the trend of gradual recovery and improvement. During the year, the total traffic turnover volume, passenger traffic volume, and cargo and mail transportation volume recorded 85.7 billion ton-kilometers, 440 million passengers and 7.32 million tonnes, respectively, representing a year-on-year increase of 7.3, 5.5 and 8.2 percentage points, respectively The Group continued to improve pandemic prevention and control mechanism, gave top priority to aviation safety, actively responded to the operation challenges, accumulated new drivers for high quality development. During the reporting period, with the joint efforts of the management and all staff, the Group achieved 2.11 million hours of safe flight, served approximately 98.50 million passengers, and made a new record in operating results of cargo transportation. The “Green Flight” of the Company was awarded the first “Golden Key” Champion by the Ministry of Commerce, and the Company was awarded the First Brand in Aviation Service Industry by the Ministry of Industry and Information Technology in China Brand Power Research for 11 consecutive years.

Promoted Full Coverage of Vaccination and

100% Completion of Booster Injection

1. Pandemic Prevention and Control

During the reporting period, the Group resolutely implemented the responsibilities for pandemic prevention and control, and continued to improve the pandemic prevention and control working mechanism. With reference to the national pandemic prevention and control policies, we updated and improved the Company’s pandemic prevention system and measures in a timely manner; we put a premium on the prevention of imported pandemic from overseas, advanced the pandemic prevention check points, ensured the pandemic prevention management and control for inbound tourists, formulated guidelines for the whole-process pandemic prevention for international flight crew; we actively coordinated with national pandemic prevention and control measures, promoted full coverage of vaccination and 100% completion of booster injection for international flight crew and personnel in high-risk positions. During the reporting period, the Group actively coped with the pandemic challenge, protected and quarantined approximately 50,000 crew members, organized the pandemic prevention training to all staff and organized to conduct more than 1.90 million nucleic acid tests. The Company’s special flight for COVID-19 vaccine transported more than 130 million doses of COVID-19 vaccines within and across the borders.

Implemented Over

1,120

Revenue increase and

Cost-Reduction Measures

2. Safety Management

During the reporting period, the Group continued to enhance safety quality, commenced special work for safety system improvement, work style construction and rectification, and safety risk management and control. We further carried out a three-year campaign of rectification special work for safety production, pushed forward the construction of seven safety systems, formulated and improved safety management system; we utilized digitalised concept to constantly enhance safety management level, promoted and applied professional system for safety management; we conducted work style rectification special work and promoted the obviousness of work style issues by using technical means.

3. Management Response

During the reporting period, the Group closely followed the changes in the pandemic, made every effort to enhance operating efficiency. We adhered to positive and flexible operation strategy, emphasised “two matching and two strengthening”, that is matching the capacity with the market, matching the load volume with the load cost, strengthening the revenue management, strengthening customer base. We adjusted the pace of capacity introduction, continuously optimized feet structure, implemented different strategies based on the pandemic evolvement; we adjusted the deployment of transport capacity in a timely manner, proactively captured time slot resources; we increased the utilization rate of real estate and promoted the refined management of real estate. During the reporting period, we seized opportunities in the freight market, constantly innovated sales mode, and expanded warehousing, e-commerce trade and other innovative businesses, organized 7,023 freight flights converted from passenger aircraft, completed cargo and mail transportation volume of 1.442 million tonnes and made a new record in the operating results of cargo transportation.

4. Hub Network

During the reporting period, the Group further advanced its hub network strategy, accelerated the construction of two comprehensive international hubs in Guangzhou and Beijing. We continued to establish the Guangzhou-Shenzhen integrated hub, deeply cultivated in the Greater Bay Area market, further enhanced flight time slot coverage for the Greater Bay Area market; we drove the high quality development of Beijing hub, constantly propelled the construction of Daxing express route, developed 6 express routes including the Guangzhou-Shenzhen-Chengdu route and comprehensively enhanced the operating quality of Daxing Airport. We coordinated the expansion of Hainan Free Trade Port market and proactively pursued new time slots; we expanded route network by joint operation of airline network and signed new cooperation agreements with 7 business partners including Juneyao Airlines and Loong Airlines.

5. Lean Control

During the reporting period, the Group continued to improve the long-acting mechanism of cost control. We continued to carry out lean cost management special activities, implemented over 1,120 revenue-increase and cost-reduction measures, and the Company gradually formed a consensus on lean control; we positively pursued preferential policies and commenced taxation planning; we continued to improve procurement system and control the procurement expenses; we continued to optimize the Company’s debt structure, expanded diversified financing channels and lowered financing cost; we prevented and resolved risks in terms of oil prices, exchange rates, interest rates, and receivables, to ensure the security of the Company’s funds.

Maintained Leading Position in the industry in flight on-time performance rate for

6 Consecutive Years

6. Operation Service

During the reporting period, the Group continued to improve operation quality, and enriched the service brand connotation. We carried out specific improvements actions on flight on-time performance, emphasized on the implementation of key measures to enhance operation efficiency, maintaining a leading position in the industry in terms of flight on-time performance rate for six consecutive years; we established AOC, GOC video collaboration platforms; we strengthened services management and control, established dynamic adjustment mechanism for pandemic service standard, strengthened the management of service quality in relation to flight adjustment within three days; we are the first in China to launch the baggage combined transport service, namely “baggage home” (行李到家) and “air-metro” (航空-地鐵). During the reporting period, the Group ranked No. 12 in Skytrax World Airline awards, and the first among major airlines in China.

We are the First in China to Launch the Baggage Combined Transport Service

Namely “Baggage Home” and “Air-Metro”

7. Reform and Development

During the reporting period, the Group made progress in deepening reform and implemented its development strategies one by one. We formulated the overarching approach for high quality development, coordinated and prepared the development plan for the “14th Five-Year Plan”; promoted downward penetration of governance reform, developed authorization management system from the Board to the management; deeply drove the adjustment and optimization of five major structures for fleet, market, manpower, industry, assets and liabilities; thoroughly promoted the contractual management of the tenure system, promoted the downward penetration of the market-oriented operation mechanism; propelled the development of “marketization, integration, industrialization and internationalization” of aircraft maintenance; proceeded with the non-public issuance of shares. During the reporting period, the Group outperformed the three-year reform action plan and formed the branch of engineering technology and the corporate governance structure has been constantly improved, the adjustment and optimization of the five major structures have achieved initial results, and the Group has moved a solid step for high quality development.

The “Green Flight” Project

Reduced Over

2,000 Tonnes

Airline Meals Wastage

in Aggregate by Service

on Demand

8. Social Responsibility

During the reporting period, the Group firmly promoted the green flight concept, boosted the development of rural revitalization and proactively performed social responsibility. We actively responded to the requirements of peak carbon and facilitated energy-saving and carbon reduction of aircrafts by optimizing air routes, managing aviation oil, reducing aircraft weight and other measures; the “Green Flight” project reduced over 2,000 tonnes airline meals wastage in aggregate by service on demand; the Group continued to improve environment management system and formulated Work Plan for Green Development, to reduce the use of plastics and accelerate the research and development of and actively promote advanced and applicable plastic replacement products. We continued to put more resources in rural revitalization and brought more than 40,000 impoverished people out of poverty.

(II) Industrial Position of the Company during the Reporting Period

1. Information of Development of International and Domestic Aviation Industry

(1) Development of International Aviation Industry

Passenger demand recovered slowly and the loss narrowed. According to data released by IATA, the global aviation industry has been constantly affected by the COVID-19 pandemic. In 2021, the global passenger traffic demand decreased by 58.4% as compared to the whole year of 2019 in terms of RPK, and increased as compared to 2020, among which, the international passenger transport demand decreased by 75.5% as compared to 2019. The industry-wide loss was expected to be US$51.8 billion, representing a year-on-year decrease of US$85.9 billion. The passenger load factor was 67.2%, representing a decrease of 15.4 percentage points as compared to 2019.

Cargo transport showed a strong demand and revenue achieved significant increase. According to data released by IATA, in 2021, the air cargo demand increased by 6.9% as compared to 2019 and increased by 18.7% as compared to 2020. Due to the insufficient global passenger transport demand, fewer aircraft providing belly-hold capacity, labor shortage caused by pandemic, the capacity for cargo decreased by 10.9% as compared to 2019. The cargo revenue recorded a significant increase and the cargo revenue of global airlines is expected to increase to US$175 billion.

The recovery of the industry faces continuous challenges. According to IATA, in 2021, the COVID-19 pandemic continued to have a huge impact on the global aviation industry. Global airlines significantly reduced costs and continued to adjust their businesses. IATA expected that the global aviation industry will remain in the red in 2022, and situation will remain grim. However, in view of the positive travel intentions of passengers, the industry is expected to recover gradually.

(2) Development of China Aviation Industry

According to the data released by CAAC:

In 2021, China’s civil aviation achieved a total traffic volume of 85.7 billion ton-kilometers, a passenger traffic volume of 440 million and a cargo and mail transportation volume of 7.32 million tonnes, representing a year-on-year increase of 7.3, 5.5 and 8.2 percentage points, respectively. By the end of 2021, the whole industry completed an investment of RMB115.0 billion throughout the year, representing a year-on-year increase of 6.4%. The number of certified transportation airports nationwide amounted to 248. The flight on-time performance rate in the China’s civil aviation industry reached 88%, maintaining over 80% for four consecutive years. In China, 29 airports were able to realize ID card access, 66 airports were able to apply face recognition technology, and 40 ten-million-level airports opened “Easy Check (易安檢)” service.

2. Features of Aviation Industry

(1) The development level of civil aviation industry is an important display of the comprehensive national strength

The civil aviation industry is an important strategic industry of the national economy. On one hand, its development level reflects the modernisation level, economy structure, opening level and other conditions of a country or a region. On the other hand, it is an important indicator to measure the national or regional economic competitiveness.

(2) Civil aviation industry is featured with commonality

Civil aviation industry plays a role that other transport methods cannot replace in promotion of international communication, providing service for public travel, emergency rescue and disaster relief, and many other social and public services. Aviation passenger transport is the basis for the development of the tourism industry and a safeguard for international political, economic and cultural communications. Aviation transport is routinely used for international transoceanic passenger transport. Aviation cargo transport is a must for the development of trade, logistics, high-tech and many other industries and the basis for the development of courier and postal industry.

(3) Civil aviation industry is featured with high degree of technology content

Civil aviation industry is featured with high degree of technology content, long industry chains and advanced technology-integration. The development of the civil aviation industry provides vast room for the technological innovation of related fields. Especially, the upstream aviation manufacturing industry may drive the development and innovation of material, metallurgy, chemical, mechanical manufacturing, special processing, electronics, information and many other industries. It is a strategic industry and forerunner high-tech industry for a country’s economic development and an important symbol of a country’s modernization, industrialization, science and technology, and comprehensive national strength.

(4) Civil aviation industry is featured with high risks and high investments

On one hand, high risks are reflected in uncertainties in air transport. The unsafe risk sources are very complex and diverse. There are many uncontrollable factors. Once there is any problem, the consequences are unthinkable. On the other hand, air transport is largely affected by political and economic situations, natural disasters and pandemic. The COVID-19 pandemic has caused a significant impact on the global aviation industry. At the same time, fluctuation of exchange rates, interest rates and aviation oil price will also affect the profits to a large extent. High investments are reflected in that airlines need to make huge investments in fixed assets, including investment in capacity input, infrastructure and technology reconstruction, among which, the cost of introducing aircraft, operation cost, and maintenance cost are huge. Airlines also need to input a huge fund for supporting infrastructure, facility, equipment and technology transformation.

3. Industrial Position

The Group is the biggest airline in China with the largest fleet, the most extensive route network and the largest annual passenger throughput. As at the end of reporting period, the Group has operated a total of 878 passenger and cargo transport aircraft including Boeing 787, 777, 737 series, Airbus 380, 350, 330, 320 series, ARJ21, etc.. The fleet of the Group ranked first in Asia and at the forefront of the world. In June 2018, the Company was awarded “Two-Star Diamond Award for Flight Safety”, the top award for flight safety from the CAAC.

In recent years, the Company has striven to build two comprehensive international hubs in Guangzhou and Beijing, and a network-based airline has taken shape gradually. In 2021, the Company continued to drive the high quality development of Beijing hub and developed six express routes including the Guangzhou-Shenzhen-Chengdu route. The market share of Daxing Airport reached 45.9%. Meanwhile, the Company continued to strengthen the integrated construction of the Guangdong-Hong Kong-Macao Greater Bay Area, consolidate and intensify market control in the Guangdong-Hong Kong-Macao Greater Bay Area. The market share of domestic departure capacity in Guangzhou, Shenzhen, Zhuhai and Huizhou reached 38%. The Company actively developed the Pearl River Delta hub airport. The Company accelerated the strategy in Hainan Free Trade Port, consolidated and intensified market control in the major cities in Hainan, and promoted the landing of the industrial projects.

(III) The Business of the Company during the Reporting Period

1. Principal Business

The scope of business of the Company covers: (1) provision of scheduled and non-scheduled domestic, regional and international air transportation services for passengers, cargo, mail and luggage; (2) provision of general aviation services; (3) provision of aircraft repair and maintenance services; (4) acting as agent for domestic and international airlines; (5) provision of air catering services (operated by branch office only); (6) engaging in other airline and airline-related business, including advertising for such businesses; (7) engaging in other aviation businesses and related businesses (limited to insurance agency business; personal accident insurance); provision of airline ground services; civil aircraft training (operated by branch office with proper licence); asset leasing services; project management and technical consultancy services; sales of aviation equipment; travel agency business; merchandise retail and wholesale; health and medical examination services (For all projects subject to approval in accordance with laws, the business activities can only be carried out after obtaining approval from relevant authorities in accordance with the laws.)

2. Operating Model

The Company, based on starting point and objective of the building of an world-class air transport enterprise and guided by the development goals of the “14th Five-Year Plan” and the Long-Range Objectives Through the Year 2035, further focuses on quality and efficiency, and has determined the overarching approach for quality development featuring “adhering to five concepts of development, implementing five strategies, promoting six campaigns, and achieving six transformations”.

The Company adheres to the “five development” concepts of safety, high quality, innovation, cooperation and sharing; focuses on the “five strategies” in relation to hub network, ecosystem, innovation-driven, lean management and control, and brand management; carries out “six campaigns” on promoting safety production, grasping major strategic opportunities, deepening reforms in key areas, enhancing management to first class, optimizing and adjusting five major structures, improving service quality; and strives for “six transformations” from speed-oriented to quality-oriented, from comprehensive market expansion to exploring key areas, from a relatively single industry to high relevance and diversified industries, from planning management and control to market operation, from the traditional business model to digitalization and ecological circle, and from extensive management to refined management.

(IV) Analysis on the Core Competitiveness during the Reporting Period

The Company’s five core competitive strengths have begun to take shape, including its powerful and well-rounded scale and network advantages, its network development pattern with Guangzhou-Beijing as its dual core hubs, its resource synergy capabilities combined with integrated operation and matrix management, its influential, high quality brand service and comprehensive leading information technology standards.

1. Powerful and well-rounded scale and network advantages. The Company had the largest fleet in China and advanced fleet performance. The Group has the densest network by forming a developed route network covering China, and the rest of Asia, and effectively connecting Europe, America, Australia and Africa. With the largest volume of passenger traffic, the Company is the first airline in China with its amount of passenger traffic exceeding 100 million. At present, the Company has 18 branches in Beijing, Shenzhen and other cities and 8 holding aviation subsidiaries, including Xiamen Airlines. Establishment of branches and subsidiaries could better coordinate resources including local market, airports, large customers, channels and media, and supply transiting customers to the hubs. Meanwhile, the Company has set up 7 regional marketing centers, 21 domestic offices and 53 overseas offices in all continents. The Company has formed a comprehensive sales network with branches, holding subsidiaries, regional marketing centers and offices.

2. Constantly enhanced the network strategy with Guangzhou and Beijing as core hubs. By focusing on the construction of route network structure with hubs as the core, strategic markets as the key and market development as support, CSA has striven to build two comprehensive international hubs in Guangzhou and Beijing to achieve two-wheel drive, thereby establishing a new profit model and development mode, and gradually develop a network-based airline. In 2021, CSA deeply cultivated in the Guangdong-Hong Kong-Macao Greater Bay Area, creating a new pattern of central and local cooperation and endeavored to build the Guangzhou hub into a model of an international aviation hub co-constructed with provinces and cities. Presently, CSA has nearly 50% of market share in Guangzhou, making positive contribution to the construction of a world-class city cluster and international technology innovation center for Guangdong-Hong Kong-Macao Greater Bay Area and the construction of “Belt and Road Initiative”. At the same time, CSA insisted to build Beijing hub with high quality. In 2021, the time slots of Daxing Airport exceeded 45%, becoming the largest main base airline, thus providing favorable conditions and resources for the development of the hub. CSA comprehensively advanced the strategic layout of hub network, and has further improved its institutional mechanisms and supporting resources to form a new development layout with “Guangzhou Hub in the south and Beijing Hub in the north”.

3. Constantly improved control and resources interoperability of integrated operation. With its scale of having multiple bases, hubs, models and fleet, the Company has formed an initial control pattern of “headquarters for overall management, branches and subsidiaries, regional marketing center, offices for execution, matrix unit for construction”, enabled more concentrated core resource, powerful coordinated command and timely dynamic responses, so as to enhance efficiency of resources distribution. Since the construction of the integrated operation, CSA has strengthened the platform construction and consolidated the support system through a sound management mechanism, and basically formed an integrated operation management framework of “centralized management and control, efficient decision-making, smooth communication, and coordinated system”, which has significantly improved flight operation efficiency. CSA continued to deepen the reform of marketing, strengthened capacity matching with the market under the epidemic, and enhanced marketing service quality management and the construction of customer management system, so as to continuously optimize its marketing management and control layout.

4. Striving for the world’s first-class brand service. CSA launched the construction of integrated service, built a first-class international service brand, and continuously improved service quality. Its brand influence has continued to increase at home and abroad. In 2021, by providing “humanized, digitalized, refined, personalized and convenient” air travel quality service, CSA realized “people enjoying travelling, goods delivered smoothly”. The flight on-time performance rate of the Company has maintained leading position in the industry for six consecutive years. The Company comprehensively performed political and social responsibilities including providing guarantees for material tasks, revitalizing rural areas and energy conservation and emission reduction, which strongly demonstrated the positive images of “Sunshine CSA” and “responsible state-owned enterprise”. The major support tasks in terms of transportation of anti-epidemic personnel and supplies have been successfully completed and the domestic vaccines were promoted to the world.

5. All-rounded leading position of information system. CSA has always attached importance to corporate information construction and has an information technology team composed of over 1,000 experts, which lays a solid foundation for relevant research and development. By constructing and reconstructing several IT systems, such as the new version of official websites, mobile APP, WeChat platform, B2B, etc, the Company has formed passenger marketing, operation control, ground services, aviation safety, cargo transport, corporate management, public platform and many other systems, providing strong support for the strategic transformation and business development of the Company achieving the information construction accomplishments that are generally accepted in the industry. The digitalization construction focusing on digitalized customer, digitalized employee, digitalized process and digitalized company proceeded steadily, and the data management capacity of data center enhanced constantly. The Company has comprehensively promoted the landing of “Ecosphere strategy”, and fully created mobile user end one-stop service platform. At present, the concept of “a hassle-free journey with one mobile device” has been fully realized, and the key indicators, such as number of APP activations and number of the social media followers, continue to lead in the industry.

Han Wen Sheng

Vice Chairman and President

(V) Safety Assurance Input

During the reporting period, the Company always insisted on the principle of “safety first”, continued to promote the safety system governance capacity, continued to improve the construction mechanism of work style on safety and focused on safety risks management.

First, we continued to promote the safety system governance capacity. We continued to build and improve the safety management and control system, updated safety assessment programs as well as reward and punishment measures, improved the effectiveness and pertinence of safety training, set up the chief pilot’s office, and strengthened safety system governance capacity.

Second, we improved the construction mechanism of work style on safety. We strengthened the facilitation effect of safety culture, continued to create a working atmosphere that emphasizes on safety in production and enhanced the management and control of process. We continued to promote the identification of safety issues and conducted cockpit sound monitoring and route safety auditing. We completed the installation project of monitoring equipment of cargo hold, which effectively contained damages to the cargo hold. We promoted remote monitoring means and improved safety monitoring efficiency.

Third, we focused on safety risks management. We strengthened the joint prevention mechanism for safety risks, focused on controlling various common safety risks, actively promoted safety performance management, established a sound performance indicator system for safety performance, promoted the construction of the safety information platform, and focused on the promotion of operational risk control and the system development of electronic flight bag.

II. Financial Performance

Part of the financial information presented in this section below is derived from the Group’s audited consolidated financial statements that have been prepared in accordance with IFRSs.

The net loss attributable to equity shareholders of the Company of RMB12,106 million was recorded in 2021 as compared to the net loss attributable to equity shareholders of the Company of RMB10,847 million in 2020. The Group’s total operating revenue increased by RMB9,083 million or 9.81% from RMB92,561 million in 2020 to RMB101,644 million in 2021. Passenger load factor decreased by 0.21 percentage point from 71.46% in 2020 to 71.25% in 2021. Yield per RPK increased by 6.52% from RMB0.46 in 2020 to RMB0.49 in 2021. Yield per RTK increased by 7.42% from RMB4.18 in 2020 to RMB4.49 in 2021. Operating expenses increased by RMB7,229 million or 6.63% from RMB109,111 million in 2020 to RMB116,340 million in 2021. Mainly affected by the impact of the COVID-19 pandemic on the aviation industry, operating loss of RMB9,929 million was recorded in 2021 as compared to operating loss of RMB11,864 million in 2020.

III. Operating Revenue

	2021		2020
	Operating revenue	Percentage	Operating revenue	Percentage	Changes in revenue
	RMB million	%	RMB million	%	%
Traffic revenue	95,279	93.74	87,027	94.02	9.48
Including: Passenger revenue	75,392		70,534		6.89
– Domestic	68,656		57,793		18.80
– Hong Kong, Macau and Taiwan	223		251		(11.16)
– International	6,513		12,490		(47.85)
Cargo and mail revenue	19,887		16,493		20.58
Other operating revenue	6,365	6.26	5,534	5.98	15.02
Mainly including:
Commission income	2,677		2,771		(3.39)
Ground services income	326		210		55.24
General aviation income	572		508		12.60
Hotel and tour operation income	538		390		37.95
Cargo handling income	864		507		70.41

Total operating revenue	101,644	100.00	92,561	100.00	9.81

Less: fuel surcharge income	(673)		(1,259)		(46.54)

Total operating revenue excluding fuel surcharge	100,971		91,302		10.59

Substantially all of the Group’s operating revenue is attributable to airlines transport operations. Traffic revenue accounted for 94.02% and 93.74% of the total operating revenue in 2020 and 2021, respectively. Passenger revenue and cargo and mail revenue accounted for 79.13% and 20.87%, respectively, of the traffic revenue in 2021. During the reporting period, the Group’s total traffic revenue was RMB95,279 million, representing an increase of RMB8,252 million or 9.48% from the same period of prior year, mainly because of the increase in passenger revenue and in cargo revenue. The other operating revenue of the Group is mainly derived from commission income, hotel and tour operation income, general aviation income, cargo handling income and ground services income.

The increase in operating revenue was primarily due to an increase in passenger revenue by 6.89% from RMB70,534 million in 2020 to RMB75,392 million in 2021. The total number of passengers carried increased by 1.7% from 96.86 million passengers in 2020 to 98.50 million passengers in 2021. RPKs decreased by 0.66% from 153,440 million in 2020 to 152,426 million in 2021.

Domestic passenger revenue, which accounted for 91.07% of the total passenger revenue in 2021, increased by 18.80% from RMB57,793 million in 2020 to RMB68,656 million in 2021, mainly due to the maturity of COVID-19 prevention policies in the PRC and the number of passengers carried by domestic flight increased by 4.05% as compare to 2020. Domestic passenger traffic in RPKs increased by 5.77%, while passenger capacity in ASKs increased by 5.93%, resulting in a decrease in passenger load factor by 0.11 percentage point from 72.26% in 2020 to 72.15% in 2021. Yield per RPK increased by 12.2% from RMB0.41 in 2020 to RMB0.46 in 2021.

Hong Kong, Macau and Taiwan passenger revenue, which accounted for 0.30% of total passenger revenue, decreased by 11.16% from RMB251 million in 2020 to RMB223 million in 2021. For Hong Kong, Macau and Taiwan flights, passenger traffic in RPKs decreased by 36.24%, while passenger capacity in ASKs decreased by 15.96%, resulting in a decrease in passenger load factor by 10.47 percentage points from 43.41% in 2020 to 32.93% in 2021. Passenger yield per RPK increased from RMB1.05 in 2020 to RMB1.46 in 2021.

International passenger revenue, which accounted for 8.64% of total passenger revenue, decreased by 47.85% from RMB12,490 million in 2020 to RMB6,513 million in 2021, primarily due to the continuous impact of overseas COVID-19 pandemic and the restriction of cross border traveling policy not lifted yet. For international flights, passenger traffic in RPKs decreased by 69.00%, while passenger capacity in ASKs decreased by 60.36%, resulting in a decrease in passenger load factor by 14.08 percentage points from 64.57% in 2020 to 50.49% in 2021. Passenger yield per RPK increased from RMB0.96 in 2020 to RMB1.61 in 2021.

Cargo and mail revenue, which accounted for 20.87% of the Group’s total traffic revenue and 19.57% of total operating revenue, increased by 20.58% from RMB16,493 million in 2020 to RMB19,887 million in 2021. The increase was mainly attributable to the increase of demand for freight, especially international freight, due to the impact of COVID-19 pandemic.

Other operating revenue increased by 15.02% from RMB5,534 million in 2020 to RMB6,365 million in 2021. The increase was primarily due to the increase of ground services income, general aviation income, and hotel and tour operation income, and cargo handling income.

IV. Operating Expenses

Total operating expenses in 2021 amounted to RMB116,340 million, representing an increase of RMB7,229 million or 6.63% comparing to that of 2020 because of the increase of various traffic expenses. Total operating expenses as a percentage of total operating revenue decreased from 117.88% in 2020 to 114.46% in 2021.

	2021		2020
Operating expenses	RMB million	Percentage %	RMB million	Percentage %
Flight operation expenses	45,569	39.17	37,545	34.41
Mainly including:
Jet fuel costs	25,505		18,797
Aircraft operating lease charges	920		977
Flight personnel payroll and welfare	10,763		10,232
Maintenance expenses	12,162	10.45	13,375	12.26
Aircraft and transportation service expenses	21,147	18.18	18,743	17.18
Promotion and selling expenses	4,705	4.04	5,007	4.59
General and administrative expenses	3,663	3.15	4,088	3.75
Depreciation and amortisation	24,241	20.84	24,590	22.54
Impairment losses on property, plant and equipment and right-of-use assets	2,597	2.23	3,961	3.63
Hotel and tour operation expenses	423	0.36	317	0.29
External air catering service expenses	368	0.32	333	0.31
Financial institution charges	74	0.06	84	0.08
Cargo handling expenses	398	0.34	400	0.37
Others	993	0.86	668	0.61

Total operating expenses	116,340	100.00	109,111	100.00

Flight operation expenses, which accounted for 39.17% of total operating expenses, increased by 21.37% from RMB37,545 million in 2020 to RMB45,569 million in 2021, mainly resulted from the increase of jet fuel cost, which increased by 35.69% from RMB18,797 million in 2020 to RMB25,505 million in 2021. The increase in jet fuel cost was caused by the increase in jet fuel price in 2021.

Maintenance expenses, which accounted for 10.45% of total operating expenses, decreased by 9.07% from RMB13,375 million in 2020 to RMB12,162 million in 2021.

Aircraft and transportation service expenses, which accounted for 18.18% of total operating expenses, increased by 12.83% from RMB18,743 million in 2020 to RMB21,147 million in 2021. The increase was mainly due to an increase in the amounts of take-off and landing as well as navigation fees and ground service related staff costs.

Promotion and selling expenses, which accounted for 4.04% of total operating expenses, decreased by 6.03% from RMB5,007 million in 2020 to RMB4,705 million in 2021. General and administrative expenses, which accounted for 3.15% of the total operating expenses, decreased by 10.40% from RMB4,088 million in 2020 to RMB3,663 million in 2021.

Depreciation and amortisation, which accounted for 20.84% of the total operating expenses, stayed at the same level in amounts as compared to 2020.

Impairment losses on property, plant and equipment and right-of-use assets, which accounted for 2.23% of the total operating expenses, decreased by 34.44% from RMB3,961 million in 2020 to RMB2,597 million in 2021, mainly due to the impairment provision for aircraft and related equipment.

V. Operating Loss

Operating loss of RMB9,929 million was recorded in 2021 (2020: operating loss of RMB11,864 million).

VI. Other Net Income

Other net income slightly increased by RMB81 million from RMB4,686 million in 2020 to RMB4,767 million in 2021.

VII. Income Tax

Income tax gains of RMB2,894 million was recorded in 2021 (2020: income tax gains of RMB3,368 million was recorded), as the Company recorded operating loss as impacted by the COVID-19 pandemic, and recognised deferred income tax asset for tax losses.

VIII. Liquidity, Financial Resources and Capital Structure

As at 31 December 2021, the Group’s net current liabilities was RMB73,124 million. For the year ended 31 December 2021, the Group recorded a net cash inflow from operating activities of RMB7,688 million mainly due to the improvement of the operation, a net cash outflow from investing activities of RMB15,820 million mainly due to the increase in the purchase of self-owned aircrafts, net cash inflow from financing activities of RMB4,186 million mainly due to the non-public issuance of shares and public issuance of convertible bonds of the Company in the same period last year, and the absence of such event in the current period, which in total resulted in a decrease in cash and cash equivalents of RMB3,946 million. The decrease in cash and cash equivalents was mainly due to the decrease in the scale of financing for issuance of shares, bonds and long-term and short-term loans.

The Group’s liquidity is dependent on its ability to maintain adequate cash inflow from operations, and its ability to obtain external financing to meet its debt obligations as they fall due and to meet its committed future capital expenditures. The Group’s policy is to regularly monitor its liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term. As at 31 December 2021, the Group has obtained credit facilities of RMB295,683 million in aggregate (31 December 2020: RMB315,452 million) granted by several banks and financial institutes, among which approximately RMB204,051 million was unutilised (31 December 2020: RMB228,188 million). The Directors of the Company believe that sufficient financing will be available to the Group.

The analysis of the Group’s total interest-bearing liabilities are as follows:

Composition of total interest-bearing liabilities

	31 December 2021	31 December 2020
	RMB million	RMB million
Lease liabilities	102,749	121,213
Borrowings	96,267	78,233
Long-term payable	291	385
Fixed rate interest-bearing liabilities	144,553	130,072
Floating rate interest-bearing liabilities	54,754	69,759

Analysis of interest-bearing liabilities by currency

	31 December 2021	31 December 2020
	RMB million	RMB million
USD	43,778	52,862
RMB	152,429	142,545
Others	3,100	4,424

Total	199,307	199,831

Maturity analysis of interest-bearing liabilities

	31 December 2021	31 December 2020
	RMB million	RMB million
Within 1 year	78,816	61,123
After 1 year but within 2 years	37,942	27,805
After 2 years but within 5 years	55,761	61,751
After 5 years	26,788	49,152

Total	199,307	199,831

Interest expense and exchange gain/(loss)

Interest expense decreased by RMB514 million from RMB6,716 million in 2020 to RMB6,202 million in 2021, mainly due to decrease in interest expense on lease liabilities.

Net exchange gains of RMB1,575 million was recorded in 2021, as compared with a net exchange gains of RMB3,485 million in 2020. Net exchange gain was primarily attributable to the exchange difference arising from the lease liabilities denominated in USD, along with the depreciation of the U.S. dollar against Renminbi.

The Group’s capital structure at the end of the year is as follows:

	31 December 2021	31 December 2020	Change
Total liabilities (RMB million)	238,703	241,252	(1.06%)
Total assets (RMB million)	323,211	326,383	(0.97%)
Debt ratio	73.85%	73.92%	Decreased by 0.07 percentage point

The Group monitors capital on the basis of debt ratio, which is calculated as total liabilities divided by total assets. The debt ratio decreased by 0.07 percentage point compared to that of the end of 2020.

IX. Major Charge on Assets

As at 31 December 2021, no property, plant and equipment of the Group (31 December 2020: Nil) were mortgaged for bank borrowings.

X. Commitments and Contingencies

Commitments

As at 31 December 2021, the Group had capital commitments (excluding investment commitment) of RMB64,243 million (31 December 2020: RMB66,996 million), of which, RMB54,662 million (31 December 2020: RMB56,547 million) related to the acquisition of aircraft and related flight equipment and RMB9,581 million (31 December 2020: RMB10,449 million) related to other projects of the Group.

The Group had investment commitments as follows:

	31 December 2021	31 December 2020
	RMB million	RMB million
Authorised and contracted for:
Share of capital commitments of a joint venture	185	405
Capital contributions for acquisition of interest in an associate	171	—

	356	405

Authorised but not contracted for:
Share of capital commitments of a joint venture	24	26

	380	431

Contingent liabilities

(1)

The Group leased certain properties and buildings from CSAH which were located in Guangzhou, Wuhan, Haikou, etc. Although such properties and buildings were used by CSAH before being leased to the Group, as known to the Group, such properties and buildings lack adequate documentation evidencing CSAH’s rights thereto. Pursuant to the indemnification agreement dated 22 May 1997 entered into between the Group and CSAH, CSAH has agreed to indemnify the Group against any loss or damage arising from any challenge of the Group’s right to use the aforementioned properties and buildings.

(2)

The Group entered into certain agreements with CSAH in prior years to acquire certain land use right and buildings from CSAH. The change of business registration of such land use right and buildings are still in progress as of the date of this report. CSAH issued letters of commitment to the Company, committing to indemnify the Group against any claims from third parties to the Group, or any loss or damage in the Group’s operation activities due to lack adequate documentation of the certain properties and buildings, without recourse to the Group.

(3)

The Company and its subsidiary, Xiamen Airlines, entered into agreements with certain pilot trainees and certain banks to provide guarantees on personal bank loans amounting to approximately RMB696 million (31 December 2020: RMB696 million) that can be drawn by the pilot trainees to finance their respective flight training expenses. As at 31 December 2021, total personal bank loans of approximately RMB181 million (31 December 2020: approximately RMB221 million), under these guarantees, were drawn down from the banks. During the year, RMB2 million has been made by the Group (2020: Nil) due to the default of payments of certain pilot trainees.

XI. Reconciliation of Differences in Financial Statements Prepared under PRC GAAP and IFRSs

(I) Difference in net loss and equity attributable to equity shareholders of the Company in financial reports disclosed under IFRSs and PRC GAAP

Unit: RMB million

	Net loss attributable to equity shareholders of the Company		Equity attributable to equity shareholders of the Company
	2021 January to December	2020 January to December	31 December 2021	31 December 2020
Amounts under PRC GAAP	(12,103)	(10,842)	67,616	69,346
Adjustments under IFRSs:
Government grants (a)	1	/	(5)	(6)
Capitalisation of exchange difference of specific loans (b)	(8)	(9)	39	47
Adjustment arising from the Company’s business combination under common control (c)	/	/	237	237
Income tax effect of the above adjustments	2	2	(8)	(10)
Effect of the above adjustments on non-controlling interests	2	2	(28)	(30)

Amounts under IFRSs	(12,106)	(10,847)	67,851	69,584

(II) Explanation of differences between PRC GAAP and IFRSs

(a).

In accordance with the PRC GAAP, assets related government grants (other than special funds) are deducted from the cost of the related assets. Special funds granted by the government and clearly defined in the approval documents as part of “capital reserve” are accounted for as increase in capital reserve. Under IFRSs, assets related government grants are deducted to the cost of the related assets. The difference is resulted from government grants received in previous years and are recognised in capital reserve under PRC GAAP.

(b).

In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference should be recognised in income statement unless the exchange difference represents an adjustment to interest.

(c).

In accordance with the PRC GAAP, the Company accounts for the business combination under common control by applying the pooling-of-interest method. Under the pooling-of-interest method, the difference between the historical carrying amount of the acquiree and the consideration paid is accounted for as an equity transaction. Business combinations under common control are accounted for as if the acquisition had occurred at the beginning of the earliest comparative year presented or, if later, at the date that common control was established; for this purpose, relevant comparative figures are restated under PRC GAAP. Under IFRSs, the Company adopts the purchase accounting method for acquisition of business under common control.

XII. Capital Needs for Maintaining the Existing Business Operation and

Completing the Investment Projects under Construction

Commitments	Contractual arrangement	Time schedule	Financing methods
Commitments in respect of aircraft, engines and flight equipment of RMB54,662 million	Authorised and contracted	RMB33,165 million within 1 year (inclusive of 1 year);	Own funds or debt financing
RMB15,093 million after 1 year but within 2 years (inclusive of 2 years);
RMB6,404 million after 2 years but within 3 years (inclusive of 3 years);
Nil after 3 years

Investment commitments of RMB356 million	Authorised and contracted	RMB356 million within 1 year (inclusive of 1 year)	Own funds

Other commitments of RMB9,581 million	Authorised and contracted	Not applicable	Own funds or debt financing

Upon prediction on the cash flows for the eighteen months ending 30 June 2023, the Group is of the view that the Group will have sufficient funds to meet the needs for working capital and capital expenditures during such period. The Group’s ability to pay off the payable due liabilities mainly depends on the Group’s net inflow of working capital and the ability to obtain external financing. As for future capital commitment and other financing demand, as of 31 December 2021, the Group has obtained a maximum credit line of RMB295,683 million for 2021 and subsequent years from several PRC banks, of which, the unused bank credit lines reached approximately RMB204,051 million. The Group believes that it will be able to obtain such financing.

XIII. Analysis of Operational Information from Industrial Perspective

(I) Major information of operations

Models	Average age (years)	Daily utilization rate (hours)	Passenger load factor (%)	Total load factor (%)
Passenger aircraft
A380 series	9.7	3.95	57.21	50.80
A350 series	1.4	5.99	66.92	40.86
A330 series	8.0	5.17	70.19	45.80
A320 series	8.3	6.98	69.90	62.48
B787 series	5.0	6.77	62.88	44.44
B777 series	5.2	1.58	65.33	36.84
B737 series	8.4	7.27	73.92	65.76
EMB190	8.9	4.26	82.18	59.94
ARJ21	0.9	3.51	75.06	74.38
Freighter
B777 series	8.2	14.85	/	81.64
B747 series	19.4	0	/	0
Average	8.0	6.96	71.25	63.28

Note:	the above daily utilization statistics excluded 34 B737MAX grounded due to short operation period.

(II) Capital arrangement for introducing aircraft and related equipment during the reporting period

	Unit: number of aircraft

	Capital arrangement
Models introduced during the reporting period	Operating lease	Finance lease	Purchased	Number of aircraft introduced during the reporting period
A350 Series	0	0	4	4
A320 Series	0	0	10	10
B787 Series	2	0	0	2
ARJ21	0	3	3	6
Total	2	3	17	22

(III) Capital expenditure plan and relevant financing plan for aircraft and related equipment during 2022-2024

Capital expenditure commitments of aircraft and related equipment	Contractual arrangement	Time schedule	Financing methods
Commitments in respect of aircraft, engines and flight equipment of RMB54,662 million	Authorised and contracted

RMB33,165 million within 1 year (inclusive of 1 year);

RMB15,093 million after 1 year but within 2 years (inclusive of 2 years);

RMB6,404 million after 2 years but within 3 years (inclusive of 3 years).

Own funds or debt financing

(IV) New flight routes during the reporting period and future launching plan

During the reporting period, the Company launched new domestic routes including Guangzhou-Shijiazhuang-Zhangjiakou, Guangzhou-Hohhot–Hailar, Guangzhou-Jingzhou, Guangzhou-Heze, Beijing Daxing-Xi’an, Beijing Daxing-Fuzhou, Beijing Daxing-Nanchang, Beijing Daxing-Gan Zhou, Beijing Daxing-Holingol and other routes around the Guangzhou-Beijing core hub, and continued to improve the route network. For international routes, as affected by the “five ones” policy and the “One Country, One Policy” of the CAAC, the international flights of the Company maintained at low level during the reporting period. In 2021, the Company has not launched any new international route and the recovery will depend on policy adjustments.

In 2022, with an aim of maximizing marginal contribution, the Company will increase capacity in the domestic market and improve the quality of revenue from international routes. For domestic routes, we plan to launch Guangzhou-Quzhou, Guangzhou-Hechi-Mianyang, Guangzhou-Linfen-Changchun, Guiyang-Wuhan-Quzhou, Harbin-Heze-Kunming, Urumqi-Xining-Kunming, Zhuhai-Xinzhou-Changchun, Changchun-Qingdao-Taizhou, Shenyang-Shiyan-Huizhou, etc.. For international routes, we will gradually recover flights, increase frequency and launch new routes depending on policy adjustments.

XIV. Analysis on Investments

(I) Major equity investment

Nil.

(II) Major non-equity investment

Nil.

(III) Financial assets carried at fair value

	Unit: RMB million

Stock code	Abbreviation	Initial Investment cost	Equity ownership (%)	Carrying value at the end of the period	Profit and loss during the reporting period	Changes in owners’ equity during the reporting period	Accounting item	Sources of the shares
000099	Citic Offshore Helicopter Co., Ltd.	9	0.48	25	3	/	Other non-current financial assets	Purchase
601328	Bank of Communications Co., Ltd.	16	0.013	43	4	/	Other non-current financial assets	Purchase
N/A	China Air Service Ltd.	2	1.00	1	/	/	Other non-current financial assets	Capital increase
N/A	Aviation Data Communication Corporation	1	2.50	26	(1)	/	Other non-current financial assets	Capital increase
00696	Travelsky Technology Limited	33	2.25	523	1	(131)	Other investments in equity securities	Establishment
N/A	Haikou Meilan International Airport Co., Ltd.	100	2.35	40	/	(45)	Other investments in equity securities	Capital increase
Total		161	/	658	7	(176)	/	/

XV. Major Assets and Shareholding Disposal

During the reporting period, there were no disposal of any major assets or equity investments by the Company.

XVI. Analysis on Major Subsidiaries and Joint Ventures and Associates

(I) Major operational data of major holding aviation subsidiaries of the Group:

Name of subsidiaries	Number of aircraft	Proportion (%)	Number of passengers carried (thousand)	Proportion (%)	Cargo and mail carried (tonne)	Proportion (%)	RTK (million)	Proportion (%)	RPK (million)	Proportion (%)
Xiamen Airlines	209	23.8	26,124.6	26.5	193,024.5	13.4	3,907.0	18.4	38,130.0	25.0
Shantou Airlines	16	1.8	2,290.4	2.3	13,809.3	1.0	290.4	1.4	3,056.1	2.0
Zhuhai Airlines	16	1.8	2,028.2	2.1	10,650.9	0.7	305.9	1.4	3,252.2	2.1
Guizhou Airlines	20	2.3	2,852.2	2.9	20,249.4	1.4	399.3	1.9	4,151.2	2.7
Chongqing Airlines	30	3.4	3,738.5	3.8	14,129.7	1.0	464.9	2.2	5,010.5	3.3
Henan Airlines	30	3.4	3,805.5	3.9	26,866.8	1.9	489.9	2.3	5,094.7	3.3

Note:	The operational information of Xiamen Airlines includes operational information of its subsidiaries, Hebei Airlines and Jiangxi Airlines.

1. Information of Xiamen Airlines

Xiamen Airlines was established in August 1984 with registered capital of RMB14 billion. The legal representative is Wang Zhi Xue. The Company holds 55% of the shares in Xiamen Airlines; Xiamen Jianfa Group Co., Ltd. and Fujian Investment Group Co., Ltd. also hold 34% and 11% in Xiamen Airlines, respectively.

In 2021, Xiamen Airlines earned operating revenue of RMB21,037 million, representing an increase of 1.75% as compared with the same period of the previous year; and net loss of RMB938 million was recorded as compared with net loss of RMB181 million for the same period of the previous year. As at 31 December 2021, Xiamen Airlines’ total assets amounted to RMB51,912 million, and net assets amounted to RMB19,530 million.

2. Information of Logistics Company

Logistics Company was established in June 2018 with registered capital of RMB1.818 billion. The legal representative is Liu Zubin (劉袓斌). The Company holds 55% of the shares in Logistics Company.

In 2021, Logistics Company earned operating revenue of RMB19,659 million and a net profit of RMB5,693 million, representing an increase of 27.68% and 41.86%, respectively. As of 31 December 2021, Logistics Company’s total assets amounted to RMB14,170 million and net assets amounted to RMB10,574 million.

(II) Information of other major joint ventures and associates

Name of investee companies	Nature of business	Registered capital	Proportion of shares held at the investee companies (%)
			Direct	Indirect
1. Joint ventures
Guangzhou Aircraft Maintenance Engineering Co., Ltd.	Aircraft repair and maintenance services	USD 65,000,000	50	0
MTU Maintenance Zhuhai Co., Ltd.	Aircraft repair and maintenance services	USD 163,100,000	50	0
2. Associates
Finance Company	Financial services	RMB 1,377,730,000	41.81	6.78
SACM	Advertising agency services	RMB 200,000,000	40	0
Sichuan Airlines	Airlines transportation	RMB 1,000,000,000	39	0

China Southern Airlines

Satisfaction to Perfection

XVII. Industry Landscape and Trend

In 2021, the COVID-19 pandemic continued to spread around the world and caused huge impact on the global air transport industry. Global airlines significantly reduced costs and continued to adjust their businesses. In 2021, global demand for air travel increased and showed a recovery trend, and air cargo carriage experienced a strong growth, which provided support for airlines. IATA expects that the net loss in the global aviation industry will be US$51.8 billion in 2021.

IATA expects that the global air transport industry will remain in the red in 2022, and airlines around the world face problems including international air travel restrictions, continuous impact by COVID-19 pandemic and high leverage rate.

The global civil aviation industry has gradually shown new development trends after suffering from the huge impact of COVID-19 pandemic:

(I) The global aviation industry may enter a new round of restructuring

Large airlines may get out of trouble by obtaining government assistance, and the possibility of less powerful airlines being acquired by large airlines or even going bankrupt is greatly increased. After the reorganization, the global aviation industry will be more capable of responding to risks and challenges.

(II) The long-term prospects of the aviation industry are bright, but the short-term recovery process is diversified

IATA predicts that by 2036, the global aviation industry will provide over 98 million jobs and create an output value of more than US$5.7 trillion. The aviation industry will play an irreplaceable role in the recovery of the global economy. However, as affected by the different international travel restriction policies in different economies and the unbalanced allocation of vaccines all around the world, the recovery of aviation industry differentiated in different regions.

The COVID-19 pandemic in 2021 continued to impose a huge impact on China’s civil aviation industry. However, in the long run, there is still huge room for the development of the industry. It is embodied in the following three aspects:

1.	Huge market potential

China’s civil aviation industry witnesses an average annual growth rate of passenger turnover of 11% in the first 10 years of 2020. However, the per capita air travel is only 0.47 time, while the per capita air travel in the United States is basically stable at 2.3-2.7 times, which is equivalent to 5-6 times of that in China. It is expected that China’s civil aviation transportation market will continue to maintain a middle and high-speed growth with great development space during the “14th Five-Year Plan” period. IATA predicts that by 2036, the total air passenger traffic of China will reach 1.5 billion.

2.	China’s development strategy and macro policies are conducive to the development of aviation industry

The development strategies implemented in China has greatly expanded the development space for the aviation industry. According to the Guidelines on Developing Comprehensive Transport Network (《國家綜合立體交通網規劃綱要》) issued by the Central Committee of the Communist Party of China and the State Council, the comprehensive transport network will reach about 700,000 kilometers by 2035. The aviation network has the potential for continuous improvement, and the construction of global and regional logistics network system will see new opportunities. The Outline of Action for Building a Civil Aviation Power in the New Era (《新時代民航強國建設行動綱要》) issued by the CAAC clearly defines the goal of building a civil aviation power in an all-rounded way by the middle of this century. China’s civil aviation is marching towards the construction of a multi-sector civil aviation power. In addition, a series of policies such as the “Belt and Road Initiative”, the construction of the Xiong’an New Area, Guangdong-Hong Kong-Macao Greater Bay Area, Shenzhen’s pilot demonstration area, and the strategy of Hainan Free Trade Port foreshadow the broad development prospects of the aviation industry.

3.	New development pattern promotes high-quality development

China took the global lead in economic development and pandemic prevention and control in response to hundred-year changes and the century pandemic, and made new progress in building new development pattern, which provided a better macroeconomic environment for aviation industry development. During the “14th Five-Year Plan” period, China’s civil aviation will seize the new development stage, completely, accurately and thoroughly implement the philosophy of new development, build new development pattern, take the high-quality development as the theme, construct the first-class infrastructure system, develop the first-class air service system, improve the eco-friendly green development system and implement the strategy led by technological and innovation.

XVIII. Development Strategy of the Company

The Company, based on starting point and objective of the building of an world-class air transport enterprise and guided by the development goals of the “14th Five-Year Plan” and the Long-Range Objectives Through the Year 2035, further focuses on quality and efficiency, and has determined the overarching approach for quality development featuring “adhering to five concepts of development, implementing five strategies, promoting six campaigns, and achieving six transformations”.

The Company adheres to the “five development” concepts of safety, high quality, innovation, cooperation and sharing; focuses on the “five strategies” in relation to hub network, ecosystem, innovation-driven, lean management and control, and brand management; carries out “six campaigns” on promoting safety production, grasping major strategic opportunities, deepening reforms in key areas, enhancing management to first class, optimizing and adjusting five major structures, improving service quality; and strives for “six transformations” from speed-oriented to quality-oriented, from comprehensive market expansion to exploring key areas, from a relatively single industry to high relevance and diversified industries, from planning management and control to market operation, from the traditional business model to digitalization and ecological circle, and from extensive management to refined management.

XIX. Business Plan in 2022

Looking forward to 2022, the trend of the global pandemic still has relatively highly uncertainty, and measures for pandemic prevention and control of different countries differentiated gradually. The prospects for economic recovery in both developed countries and developing countries are uncertain. According to the forecast of the International Monetary Fund, the global economy is more fragile than expected. The global economy growth for 2022 is expected to be lowered to 4.4%.

China’s economic development encounters three pressures, namely demand reduction, supply disruption and anticipation weakening. In 2022, China will insist on the overall basis of prioritising stability and pursuing improvement in stability, accelerating the building of new development pattern, comprehensively deepen reform and opening up, adhere to innovation-driven development to drive high quality development, and keep taking supply-side structural reform as its main task, to coordinate pandemic prevention and control and economic and social development.

Facing the complicated and changeable environment both domestically and abroad, the Group will proactively participate in the construction of a strong country in the new era and support China’s civil aviation in building a strong country of civil aviation. Besides, the Group will coordinate pandemic prevention and control and management response, stick to high quality development and spare no efforts to build the Group into a world-class air transport enterprise with global competitiveness.

(I) To stick to scientific and precise prevention and control, and strengthen normalized management of pandemic prevention and control

The Group will stick to scientific and precise prevention and control, and assume its main responsibility for pandemic prevention and control. We will pay attention to the situation of pandemic prevention and control, and follow the requirements of each regulator to dynamically adjust measures for pandemic prevention and control; we will strengthen pandemic prevention training and the supervision and inspection of epidemic prevention, and strengthen the awareness of responsibility for pandemic prevention and control; we will manage passengers and staffs according to their classifications, so as to implement precise prevention and control; we will continue to amend working system for pandemic prevention and control, improve working mechanism to achieve scientific prevention and control; and we will continue to control the risk of imported pandemic and whole-process monitoring of passengers, to implement normalized management of pandemic prevention and control.

(II) To put safety first, and prevent and dissolve safety risks

The Group will build a sustainable and high quality safety, and by taking the deepening the construction of seven major safety systems as its core, strengthen responsibilities, controlling risks and managing process. We will strictly implement safety responsibility, improve the construction of safety system; improve safety training system, reform flight training management system, implement maintenance skill improvement training; perform dual prevention mechanism of safety risks classification and control and the identification and management of potential safety hazards, to propel the construction of operation risk control system; strengthen safety performance management and application, to drive the digital transformation of safety process management; to promote the construction of safety system by means of innovative technologies. In 2022, the Group will ensure its continuation in aviation safety as in past years.

(III) To ensure management response, and spare no effort to improve business performance

The Group will pay close attention to the pandemic situation and changes in the aviation market, and adjust operation strategies in a timely manner. We will increase inputs in domestic transportation capacity, optimize international layout, continue to enhance market control, optimize market structure, spare no efforts to pursue time slot resources, and establish management system for high-value clients and to consolidate the cooperation with airlines; we will capture the opportunities in the international freight market to improve the utilization rate of freighters and do well in international in-bound market and belly-hold operation; an improved product system will be established to expand group customers and increase freight flights converted from passenger aircraft; we will accelerate the construction of freight hubs to establish Guangzhou-Shenzhen integrated hub, strengthen Shanghai Pudong hub and enhance the operating quality of Beijing Daxing hub; we will promote the sustainable development of warehousing, e-commerce trade, supply chain management and other new businesses.

(IV) To establish a long-term mechanism for cost control, and enhance the ability to resist risks

The Group shall establish a long-term mechanism for cost control to found a solid foundation for high quality development. We will continue to conduct projects of “Golden Idea Makes Benefits”, comprehensive improvement of budget management, market-based accounting, digitalised finance, goal setting and benchmarking management, etc. and optimize the business-based variable cost management system; we will expand financing channels to realize diversified and low-cost financing, continue to optimize debt structure; proceed with non-public issuance of shares, to constantly optimize assets and liabilities structure; strengthen the management of financial risks and finance risks; strengthen centralized control of funds to ensure the security of capital chain; and continue to invigorate idle assets and real estate.

(V) To improve operation quality, and build a first-class brand service system

The Group will continue to improve operational efficiency and service quality. We will strengthen the management ability to the operation and dispatching system at all levels, and promote the digitalised and intelligent transformation in operational area; improve the whole chain management mechanism for jet fuel, to drive the data-based transformation of fuel saving control and constantly lower fuel consumption per ATK; we will establish a customer-oriented service quality management system, to manage the service quality during the whole process, and promote the integration of service with marketing and operation, so as to develop “Humanized, Digitalized, Refined, Personalized, Convenient” service. We will strengthen the brand image of “Affinity and Refinement”, further enhance brand management capacity, formulate and optimize the management standard of corporate identity system.

(VI) To intensify reforms, expedite the implementation of strategies and create momentum for development

The Group will deeply promote the reform of systems and mechanisms, to ensure that the critical strategies for high quality development are implemented gradually, and continue to explore development space. We will complete the reforms of three systems, to realize the full coverage of tenure system and contractual management of staff; deepen reform of aircraft maintenance to build aircraft maintenance brand; promote the implementation of “Double Hundred Action” and “Innovative Technology Reform Demonstration Actions”, continue to improve the modern enterprise system with Chinese characteristics, and perform the powers and functions of the Board; establish “Sunshine Purchase” system to drive the construction of standardized procurement; we will proceed with the construction of hubs in high quality, grasp the opportunities arising from the development of Greater Bay Area, continue to expedite the “Four Integrations”; continue to promote the adjustment and optimization of five major structures, deeply proceed the building of business ecosystem and establish products lines by focusing on “food, accommodation, transportation, entertainment, travel and shopping”. We will accelerate the deployment in Hainan Free Trade Port, to drive the implementation of projects in freight, air catering, general aviation and e-commerce industries.

XX. RISK FACTORS ANALYSIS

(I) Macro Environment Risks

1. Risks of Fluctuation in Macro Economy

The degree of prosperity of the civil aviation industry is closely linked to the status of the development of the domestic and international macro economy. Macro economy has a direct impact on the economic activities, the disposable income of the residents and the import and export trade volume, which in turn affects the demand of the air passenger and air cargo, and further affects the business and operating results of the Group.

2. Risks of Macro Policies

Macroeconomic policies made by the government, in particular the adjustment in the cyclical macro policies, such as credit, interest rate, exchange rate and fiscal expenditure, have a direct or indirect impact on the air transportation industry. In addition, the establishment of the new airlines, the opening of aviation rights, routes, air ticket fares and other aspects are regulated by the government, and the fuel surcharges pricing mechanism is also formulated by the government. The changes in the relevant policies will have a potential impact on the operating results and the future development of the business of the Company.

(II) Force Majeure Risks e.g. Pandemics and Natural Disasters

The aviation industry is subject to a significant impact from the external environment, abrupt public health emergencies, such as serious pandemics, natural disasters such as floods, typhoons and volcanic eruptions, terrorist attacks, international political turmoil and other factors. These risks will affect the normal operation of the airlines, and thus bringing unfavourable effect to the results and long-term development of the Company.

(III) Industry Risks

1. Risks of Intensifying Competition in the Industry

Faced with ever-changing markets, if the Company fails to effectively enhance its ability to predict and adopt flexible sales strategies and pricing mechanisms, this may have an impact on the Company’s goal of achieving expected returns. With regard to the introduction of transportation capacity, rapid growth of industry capacity and the slowdown in market demand has become increasingly significant. If the Company fails to establish a corresponding capacity introduction and exit mechanism, it may have a material adverse effect on the Company’s operating efficiency. In terms of exploring the international market, if the Company fails to further improve the operational quality of international routes, it may affect the Company’s operating income and profit levels.

2. Risks of Competition from Other Modes of Transportation

There is certain substitutability in short to medium range routes transportation among air transport, railway transportation and road transportation. With the improving high speed rails network, if the Company fails to develop an effective marketing strategy to deal with high-speed rail competition, it may affect the Company’s operating efficiency.

(IV) Risks of the Company Management

1. Safety Risks

Flight safety is the prerequisite and foundation for the normal operation of the airlines. Adverse weather, mechanical failure, human error, aircraft defects as well as other force majeure incidents may have effect on the flight safety. With big size of aircraft fleet and large amount of cross-location, overnight or international operations, the Company was confronted with certain challenges in its safety operation. In case of any flight accident, it will have an adverse effect on the normal production and operation and reputation of the Company.

2. Information Safety Risks

The information safety situation is becoming more and more severe. If the Company fails to manage the information safety affairs at company level or a higher level, increase input of information safety resources, and strengthen the information safety management, the Company’s safety, production, operation, marketing, service, etc. may be affected, as a result of which the Company may be affected and suffer losses.

3. Risks of High Capital Expenditure

The major capital expenditure of the Company is to purchase aircraft. In recent years, the Company has been optimising the fleet structure and reducing the operational cost through introducing more advanced models, disposing obsolete models and streamlining the number of models. Due to the high fixed costs for the operation of aircraft, if the operation condition of the Company suffered from a severe downturn, it may lead to the significant drop in the operating profit, facing financial distress and other problems.

(V) Financial Risks of the Company

1. Risks of Fluctuation in Foreign Currency

Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the People’s Bank of China (“PBOC”) or other institutions authorised to buy and sell foreign exchange or at a swap centre. Substantially all of the Group’s lease liabilities are denominated in foreign currencies, principally US dollars, Euro and Japanese Yen.

Depreciation or appreciation of Renminbi against foreign currencies therefore affects the Group’s results significantly. In particular, fluctuations in exchange rate of US dollar against Renminbi will have a material impact on the Group’s finance expense. Assuming risks other than exchange rate remain unchanged, the shareholders’ equity of the Group will increase (or decrease) by RMB322 million and the net loss of the Group will decrease (or increase) by RMB322 million during the reporting period in the case of each and every 1% increase (or decrease) of the exchange rate of RMB to US dollar at 31 December 2021.

2. Risks of Fluctuation in Jet Fuel Price

The jet fuel cost is the most major expenditure for the Group. Both the fluctuation in the international crude oil prices and the adjustment of domestic fuel prices by the NDRC has big impact on the cost of the Group. Although the Group has adopted various fuel saving measures to decrease the fuel consumption volume, provided there is significant fluctuation in the international oil prices, the operating results of the Group may be significantly affected. Assuming that the fuel oil consumption remains unchanged, in the case of each and every 10% increase or decrease on average in fuel price during the reporting period, the Group’s operating expenses would increase or decrease by RMB2,551 million for the reporting period.

In addition, the Group is required to procure a majority of its jet fuel domestically at PRC spot market prices. There is currently no effective means available to manage the Group’s exposure to the fluctuations of domestic jet fuel prices. However, according to a “Notice on Questions about Establishing Linked Pricing Mechanism for Fuel Surcharges of Domestic Routes and Jet Fuel” jointly published by the NDRC and the CAAC in 2009, airlines may, within a prescribed scope, make its own decision as to fuel surcharges for domestic routes and the pricing structure. The linked pricing mechanism, to a certain extent, reduces the Group’s exposure to fluctuation in jet fuel price.

3. Risks of Fluctuation in Interest Rate

Since the civil aviation industry is featured with high investments, the gearing ratio of the airlines is generally high. Therefore, the interest rate fluctuation resulting from the change of capital in the market has a relatively greater influence on the Group’s financial expense, so as to further affect the Group’s operating results. During the reporting period, assuming all other risk variables other than interest rate remained constant, 100 basis point increase (or decrease) of the Group’s comprehensive capital cost would decrease (or increase) shareholders’ equity of the Group by the amount of RMB328 million and increase (or decrease) net loss of the Group by the amount of RMB328 million during the reporting period. As at 31 December 2021, the gearing ratio (defined as total borrowings divided by total equity) of the Company was 114%).

SERVICE

Reinforce Affinity and Refinement,

Make an Image of Rich Advantages

REPORT OF DIRECTORS

The Board of the Company hereby presents this annual report and the audited financial statements for the year ended 31 December 2021 of the Group to the shareholders of the Company.

Business Review

The Group is principally engaged in airlines operations. The Group also operates certain airlines related businesses, including provision of aircraft maintenance and air catering services. The Group is one of the biggest airlines in China. In 2021, the Group ranked first among all Chinese airlines in terms of number of passengers carried, number of scheduled flights per week, number of hours flown, number of routes and size of aircraft fleet. For the business conditions of the Group in 2021 and major risks faced by the Group as well as the business plan of the Group in 2022, please refer to the section headed “Management Discussion and Analysis” in this annual report. The Group has prepared the financial statements for the year ended 31 December 2021 in accordance with IFRSs. Please refer to pages 163 to 276 of this annual report for details. For the key financial indicators of the Group, please refer to the sections headed “Principal Accounting Information and Financial Indicators” in this annual report.

Dividends

Considering that the Company suffered an operating loss for year of 2021, which does not meet the conditions for profit distribution as required under the Articles of Association, the Board did not recommend any payment of cash dividend or conversion of capital reserve into share capital or other profit distribution of the Company for the year of 2021. The abovementioned proposal is still subject to the approval of the 2021 annual general meeting of the Company.

Five-Year Financial Summary

A summary of the results and of the assets and liabilities of the Group for the five-year period ended 31 December 2021 (prepared under IFRSs) are set out on page 280 of this annual report.

Bank Loans and Other Borrowings

Details of the bank loans and other borrowings of the Group are set out in note 36 to the financial statements prepared under IFRSs.

Interest Capitalisation

For the year ended 31 December 2021, interest expense of RMB701 million (2020: RMB363 million) was capitalised as the cost of construction in progress and property, plant and equipment in the financial statements prepared under IFRSs.

Property, Plant and Equipment

Property, plant and equipment of the Group and movements of property, plant and equipment during the year ended 31 December 2021 are set out in note 19 to the financial statements prepared under IFRSs.

Major Customers and Suppliers

The Group’s aggregate revenue from the top five customers did not exceed 30% of the Group’s total revenue in 2021. The sales to the top five customers was RMB4,148 million in total, representing 4.08% of the total sales in 2021, of which no sales were made to related parties.

The Group’s purchases from the largest supplier was RMB7,630 million, representing 15.23% of the Group’s total purchases in 2021. The purchases from the top five suppliers was RMB19,435 million in total, representing 38.78% of the total purchases in 2021, of which purchases from related parties was RMB4,598 million, representing 9.18% of the total purchases in 2021. During the year, none of the directors, their closed associates or any shareholder of the Company (which, to the knowledge of the Directors, owns more than 5% of the total issued shares of the Company) had any interest in these top five suppliers.

Relationships with Customers and Suppliers

The Group understands that it is important to maintain good relationship with its suppliers and customers to fulfill its long-term goals and maintain the leading position in the market.

The Group fulfilled sincere service concept and systematically improved the whole process service experience of passengers. We have innovated the service mode and improved the service experience of delayed passengers in terms of sales, service and information acquisition. We have implemented the requirement of “affinity and refinement”, and introduced two-cabin “family service 360” products. We promoted the baggage tracking program in an all-round way and became the first airline in Asia obtaining IATA baggage tracking compliance certification. We implemented the upgrade of “China Southern e-Travel”, and the paperless self-service during the whole process to bring more convenient travel experience to passengers. During the reporting period, we continued to promote the construction of customer touch point and scenes, enriched and improved the QR Code on the plane, WIFI in the airport, digital lounge, digital cabin and other products and services, so as to lay a good foundation for the ecosystem scene construction in the future.

The Group continued to explore how to improve its supplier management mechanisms. Since 2018, the Group issued and continuously revised the Measures for Supplier Management to promote classification and hierarchical management of supplier, gradually established and improved the supplier assessment system, revised Supplier Evaluation Workflow, Supplier Information Verification Implementation Measures and other documents, and encouraged suppliers to actively assume social responsibility by continuously standardizing its cooperation with suppliers. Meanwhile, we communicated with suppliers regularly, took the advice and suggestion of suppliers to better improve its work.

During the reporting period, there had been no material or significant dispute between the Group and its suppliers and/or customers.

For the year ended 31 December 2021, the Group had following major customers and suppliers:

	Unit: RMB million

Name of customers	Operating revenue	Percentage as total operating revenue (%)
Customer 1	1,097	1.08%
Customer 2	902	0.89%
Customer 3	853	0.84%
Customer 4	693	0.68%
Customer 5	602	0.59%

Total	4,148	4.08%

	Unit: RMB million

Name of suppliers	Purchase	Percentage as total purchase (%)
China National Aviation Fuel Group	7,630	15.23%
South China Blue Sky Aviation Fuel Co., Ltd	5,691	11.35%
MTU Maintenance Zhuhai Co., Ltd.	2,474	4.94%
Guangzhou Aircraft Maintenance Engineering Co., Ltd.	2,124	4.24%
China Aviation Fuel (Beijing) Airport Aviation Oil Co., Ltd	1,516	3.02%

Total	19,435	38.78%

Based on the nature of the Group’s business, the Group has not relied on major suppliers or customers. For details of the customer services of the Group, please refer to the analysis on market and service under “Management Discussion and Analysis” section in this annual report.

Taxation

Details of taxation of the Group are set out in notes 16 and 29 to the financial statements prepared under IFRSs.

Enterprise Income Tax of Overseas Non-Resident Enterprises

In accordance with the relevant tax laws and regulations in the PRC, the Company is obliged to withhold and pay PRC enterprise income tax on behalf of non-resident enterprise shareholders at a tax rate of 10% when the Company distributes any dividends to non-resident enterprise shareholders. As such, any H Shares of the Company which are not registered in the name(s) of individual(s) (which, for this purpose, includes shares registered in the name of HKSCC Nominees Limited, other nominees, trustees, or other organisations or groups) shall be deemed to be H Shares held by non-resident enterprise shareholder(s), and the PRC enterprise income tax shall be withheld from any dividends payable thereon. Non-resident enterprise shareholders may wish to apply for a tax refund (if any) in accordance with the relevant requirements, such as tax agreements (arrangements), upon receipt of any dividends.

Individual Income Tax of Overseas Individual Shareholders

In accordance with the relevant tax laws and regulations in the PRC, when non-foreign investment companies of the mainland which are listed in Hong Kong distribute dividends to their shareholders, the individual shareholders in general will be subject to a withholding tax rate of 10% without making any application for the entitlement for the above-mentioned tax rate. However, the Company is a foreign investment company and, as confirmed by the relevant tax authorities, according to the Circular on Certain Issues Concerning the Policies of Individual Income Tax (Cai Shui Zi [1994] No. 020) (《關於個人所得稅若干政策問題的通知》 (財稅字[1994]020號)) promulgated by the Ministry of Finance and the State Administration of Taxation on 13 May 1994, overseas individuals are, as an interim measure, exempted from the PRC individual income tax for dividends or bonuses received from foreign investment enterprises.

Investors of Northbound Trading

For investors of the Stock Exchange (including enterprises and individuals) investing in the A shares of the Company listed on the SSE (the “Northbound Trading”), the Company will withhold and pay income taxes at the rate of 10% on behalf of those investors and will report to the tax authorities for the withholding. For investors of Northbound Trading who are tax residents of other countries and whose country of domicile is a country which has entered into a tax treaty with the PRC stipulating a dividend tax rate of lower than 10%, those enterprises and individuals may, or may entrust a withholding agent to, apply to the competent tax authorities of the Company for the entitlement of the rate under such tax treaty. Upon approval by the tax authorities, the paid amount in excess of the tax payable based on the tax rate according to such tax treaty will be refunded.

Investors of Southbound Trading

Pursuant to the relevant requirements under the “Notice on the Tax Policies Related to the Pilot Program of the Shanghai Hong Kong Stock Connect (Cai Shui [2014] No. 81)” (《關於滬港股票市場交易互聯互通機制試點有關稅收政策的通知 (財稅[2014]81號)》), for dividends received by domestic individual investors from investing in H shares listed on the Hong Kong Stock Exchange through Shanghai-Hong Kong Stock Connect, the company of such H shares shall withhold and pay individual income tax at the rate of 20% on behalf of the investors. For dividends received by domestic securities investment funds from investing in shares listed on the Hong Kong Stock Exchange through Shanghai-Hong Kong Stock Connect, the tax payable shall be the same as that for individual investors. The company of such H shares will not withhold and pay the income tax of dividends for domestic enterprise investors and those domestic enterprise investors shall report and pay the relevant tax themselves.

Reserves

Movements in the reserves of the Group during the year are set out in the consolidated statement of changes in equity in the financial statements prepared under IFRSs.

Subsidiaries

Details of the major subsidiaries of the Company are set out in note 23 to the financial statements prepared under IFRSs.

Purchase, Sale and Redemption of Shares

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any shares during the year ended 31 December 2021.

Pre-emptive Rights

There is no specific provision under the PRC laws or the articles of association of the Company regarding pre-emptive rights, which requires the Company to offer new shares to existing shareholders in proportion to their existing shareholdings when there is issuance of shares.

Permitted Indemnity Provision

The Company did not have any arrangement with a term providing for indemnity against liability incurred by the Directors or the Supervisors during their tenure.

The Company has purchased insurance to protect Directors and senior management against legal actions arising from corporate activities.

Audit and Risk Management Committee

The Audit and Risk Management Committee of the Company has reviewed and confirmed the audited financial statements of the Group for the year ended 31 December 2021.

Compliance with Laws and Regulations

Laws and regulations that have a significant impact on the operations of the Group include: Civil Aviation Law of the People’s Republic of China, Opinions of the State Council on Promoting the Development of the Civil Aviation Industry, Regulation on the Civil Airport Administration, Regulation of the People’s Republic of China on Civil Aviation Security, Provisions on the Administration of Flight Procedures and Minimum Operation Standards for Civil Airports, Provisions of the CAAC on the Administration of the Transport of Dangerous Goods by Air, Provisions of China’s Civil Aviation Business Permits for Domestic Routes and Provisions on the Business License for Public Air Transport Enterprises.

For the year ended 31 December 2021, the Company strictly followed the laws and regulations mentioned above to ensure safe operation of the Company, and to secure its slots execution rate and flight punctuality rate to reach the standard. The Company applied new routes and slots according to laws and returned back in a timely manner any unused traffic rights. No punishment was imposed on the Group by any regulatory authorities which caused material impact on the operation of the Group.

For the year ended 31 December 2021, the Group had complied with laws and regulations that had material effect on the operation of the Group.

Management Contracts

For the year ended 31 December 2021, no contracts concerning the management or administration of the whole or any substantial part of business of the Company were entered into or existed.

Contract of Significance

Save as disclosed in the section headed “Connected Transactions” below, during the year ended 31 December 2021, none of the Company or any of its subsidiaries entered into any contract of significance with the controlling shareholder or any of its subsidiaries other than the Group, and there was no contract of significance for the provision of services between the Group and its controlling shareholder or any of its subsidiaries other than the Group.

Directors and Supervisors’ Interests in Transaction, Arrangement or Contract of Significance

Save as disclosed in the section headed “Connected Transactions” below, none of the Directors, Supervisors or entities connected with the Directors or Supervisors had a material interest, either directly or indirectly, in any transaction, arrangement or contract of significance to the business of the Group subsisting at any time during the year ended 31 December 2021 or at the end of the year to which the Company, its holding company, or any of its subsidiaries was a party.

Directors and Supervisors’ Rights to Acquire Shares or Debentures

During the year ended 31 December 2021, neither the Company nor any of its subsidiaries was a party to any arrangement that would enable the Directors or Supervisors to acquire benefits through acquiring shares or debentures of the Company or any other body corporate, and none of the Directors or Supervisors or any of their spouses or children under the age of 18 were granted any right to subscribe for the equity or debt securities of the Company or any other body corporate or had exercised any such right.

Directors and Supervisors’ Interest in Competing Business

As at 31 December 2021, none of the Directors, Supervisors or any of their respective associates had engaged in or had any interest in any business which competes or is likely to compete, either directly or indirectly, with the business of the Group.

Sufficiency of Public Float

According to the information publicly available to the Company, and within the knowledge of the Directors as at the latest practicable date prior to the publication of this annual report, the Company had maintained sufficient public float as required by the Listing Rules throughout the year ended 31 December 2021.

Connected Transactions

The Company entered into certain connected transactions with CSAH (the controlling shareholder of the Company) and other connected persons from time to time. Details of the connected transactions of the Company conducted in 2021 which are required to be disclosed herein under the Listing Rules, are as follows:

(1)	De-merger Agreement

The De-merger Agreement dated 25 March 1995 (such agreement was amended by the Amendment Agreement No.1 dated 22 May 1997) was entered into between CSAH and the Company for the purpose of defining and allocating the assets and liabilities between CSAH and the Company. Under the De-merger Agreement, CSAH and the Company have agreed to indemnify the other party against claims, liabilities and expenses incurred by such other party relating to the businesses, assets and liabilities held or assumed by CSAH or the Company pursuant to the De-merger Agreement.

Neither the Company nor CSAH has made any payments in respect of such indemnification obligations from the date of the De-merger Agreement up to the date of this annual report.

(2)	Continuing Connected Transactions between the Group and CSAH (and its Subsidiaries)

A.	SACM, which is 60% owned by CSAH

(1) The Company entered into a new Media Services Framework Agreement (“Media Services Framework Agreement”) on 27 December 2018 with SACM to renew the media services provided by SACM to the Group under the original media services framework agreement entered into by the Company and SACM with a term of three years on 30 December 2015, for an additional term of three years, commencing from 1 January 2019 to 31 December 2021.

Pursuant to the Media Services Framework Agreement, the Company has appointed SACM to provide exclusive advertising agency services, the plotting, purchase and production of in-flight TV and movie program agency services, channel publicity and production services, public relations services relating to recruitment of air-hostess, services relating to the distribution of newspapers and magazines and printing, production and procurement services in relation to media such as thermal boarding passes. The service fee for the media services to be provided to members of the Group by SACM and its subsidiaries are determined based on, among others, the prevailing market price. Pricing are based on prevailing market price and agreed upon between the parties for each transaction on arm’s length negotiations in accordance with the following pricing mechanism: (a) if there are prevailing market prices for same or similar types of services in the same or similar locations of the services being provided, the pricing of the services shall be no less favourable than the terms obtained from independent third parties and such prevailing market price evaluated; or (b) if there are no such prevailing market price in the same or similar locations, the service to be provided by SACM Group shall be on terms which are no less favourable than the terms which can be obtained by the Group from independent third parties within the PRC market. The Company will satisfy the service fee by its internal resources.

In view of the increase in demand for services to be provided by SACM to the Group under the Media Services Framework Agreement, the Company and SACM entered into a supplemental agreement on 29 November 2019 to revise the annual cap for the Media Services Framework Agreement for the year ended 31 December 2019 from RMB150 million (excluding tax) to RMB200.9 million (excluding tax). Pursuant to the Media Services Framework Agreement and supplemental agreement, the annual caps for each of the financial years ended 31 December 2019, 2020 and 2021 are RMB200.9 million, RMB170 million and RMB190 million (excluding tax), respectively.

For the year ended 31 December 2021, the transaction amount of the Group for media services was RMB131 million.

(2) As the Media Services Framework Agreement is about to expire and the transactions contemplated hereunder will continue, the Company entered into the new Media Services Framework Agreement on 28 December 2021 with SACM (the “New Media Services Framework Agreement”), to renew the media services provided by SACM to the Group under the Media Services Framework Agreement for a further term of three years from 1 January 2022 to 31 December 2024.

Pursuant to the New Media Services Framework Agreement, SACM Group agrees to continue to provide the Group with (i) agency services for collecting, editing and distribution for the Group’s internal publicity media and platforms; (ii) exclusive advertising agency services for the Company and advertising agency services for the Company’s wholly-owned or controlled subsidiaries; (iii) agency services for the planning, procurement and production of entertainment content in the application software of the Group’s in-flight entertainment system; (iv) supply services for CSA Mall; (v) recruitment public relations services; (vi) newspaper placement services; and (vii) other media services. The service fees for media services provided by the SACM and its subsidiaries to members of the Group are determined by reference to market prices after arms-length negotiations between the parties. The market prices are determined in the following order: (a) the prices then charged by independent third parties providing similar services under normal trading conditions in or in the vicinity of the place where such services are provided; or (b) the prices then charged by independent third parties providing similar services under normal trading conditions within the PRC. The Company will assign staff to check prices and terms offered by independent third parties for similar products or services (usually through online price comparison tools).

Pursuant to the New Media Services Framework Agreement and supplemental agreement, the annual caps for each of the financial years ending 31 December 2022, 2023 and 2024 are RMB240 million, RMB261 million and RMB282 million (excluding tax), respectively. For details, please refer to the announcement of the Company dated 28 December 2021 in relation to the New Media Services Framework Agreement.

B.	Finance Company, which is 51.416% owned by CSAH

On 27 August 2019, the Company entered into a New Financial Services Framework Agreement (the “Financial Services Framework Agreement”) with Finance Company, in order to renew the financial services provided by Finance Company to the Group under original financial services framework agreement entered into by the Company and Finance Company on 29 August 2016 for a term of three years. The term of the agreement is three years, starting from 1 January 2020 to 31 December 2022.

Under the Financial Services Framework Agreement, financial services provided by the Finance Company to the Group including deposit services (“Deposit Services”), loan services (“Loan Services”) and other financial services (“other financial services”). Both parties agreed that: (1) the Finance Company shall accept deposit of money from the Group at interest rates not lower than interest rate set by the PBOC for the same term of deposit. The Finance Company will in turn deposit the whole of such sums of money deposited by the Group with it with state-owned commercial banks and listed commercial banks to control the risks; (2) The Finance Company shall make loans or provide credit line services to the Group and the entering into of separate loan agreements upon application by the Company during the term of the Financial Services Framework Agreement, and the Finance Company shall not charge interest rates higher than the interest rate set by the PBOC for the similar term of loans. The total amount of outstanding loans extended by the Finance Company to the CSAH Group (excluding the Group) must not exceed the sum of the Finance Company’s shareholders’ equity, capital reserves and money deposit received from other parties (except the Group); (3) Upon request by the Company, the Finance Company shall also provide other financial services to the Group, including financial and financing consultation, credit certification and other relevant advice and agency services, insurance agency services, and other businesses which are approved by China Banking and Insurance Regulatory Commission to be operated by the Finance Company by entering into separate agreements. If the Company is approved to issue bond, the Finance Company can accept engagement by the Company to provide bond issuance or underwriting services, subject to the entering into separate agreements. The fees charged by the Finance Company for the provision of other financial services shall be fixed according to the rate of fees chargeable prescribed by the regulatory institutions such as the PBOC or the China Banking and Insurance Regulatory Commission.

Pursuant to the Financial Services Framework Agreement, each of the maximum daily balance of deposits (including the corresponding interests accrued thereon) placed by the Group as well as the maximum amount of the outstanding loans provided by the Finance Company to the Group (including the corresponding interests payable accrued thereon) for each of the three years ending 31 December 2020, 2021 and 2022 shall not exceed the Deposit Services Cap which is set at RMB13.0 billion, RMB14.5 billion and RMB16.0 billion, respectively, on any given day. The deposits placed by the Group with Finance Company were RMB12,621 million on 31 December 2021 and did not exceed RMB14.5 billion on any given day during the year ended 31 December 2021.

The provision of loan services by the Finance Company to the Group would constitute financial assistance by a connected person for the benefit of the Group, which are on normal commercial terms or better, and such loans are not secured by the assets of the Group, therefore the provision of the loan services by the Finance Company to the Group is exempt under rule 14A.90 of the Listing Rules from all reporting, annual review, announcement and shareholders’ approval requirements.

In respect of the other financial services to be provided by the Finance Company to the Group, the Company expects that the total fees payable by the Group to the Finance Company will not exceed RMB5.0 million for each of the three years ending 31 December 2022, which fall within the de minimis threshold set out in rule 14A.76 of the Listing Rules, therefore the provision of the other financial services by the Finance Company to the Group is also exempt from the reporting, annual review, announcement and shareholders’ approval requirements of the Listing Rules.

C.	CSAGPMC, a then wholly-owned subsidiary of CSAH

The Company has entered into the new Property Management Framework Agreement (the “Property Management Framework Agreement”) with CSAGPMC on 21 December 2020 for a term of three years from 1 January 2021 to 31 December 2023 to renew the property management transactions under the original property management framework agreement entered into by the Company and CSAGPMC on 19 December 2017 for a term of three years.

The property management and maintenance services to be provided by CSAGPMC under the Property Management Framework Agreement include (i) ensuring that the Company’s facilities in the production area, office area and living area of the old Baiyun Airport area, the China Southern Airlines building, the new Baiyun Airport and their surroundings are kept in an ideal condition and that the equipment in those areas are in normal operation; (ii) managing and carrying out maintenance in the old Baiyun Airport area, the China Southern Airlines building and their surrounding properties; (iii) managing and carrying out maintenance in the properties rented by the Company in the China Southern Airlines base and the terminal building of the new Baiyun Airport; (iv) managing and carrying out maintenance in the 110KV electrical substation in the new Baiyun Airport; (v) managing the operation of and carrying out maintenance in the high and low voltage transformer and distribution equipment in the Guangzhou freight station; and (vi) providing the water and electricity charge agency services.

The management and maintenance services fee shall be determined at an arm’s length basis between both parties and determined by multiplying the building area of each relevant property by the comprehensive property management unit fee of the applicable type of property as agreed by the parties. The comprehensive property management unit fees of the various types of properties shall be determined by the Company and CSAGPMC (i) with reference to the special circumstances in relation to the usage by the Company of such properties; (ii) according to the building areas of the various types of properties of the Company; and (iii) in combination with the comprehensive base service fees of the same types of properties in the market and other adjustment factors. The management and maintenance services fee charged should not be higher than the one charged by any independent third parties in the similar industries.

The annual cap for management and maintenance services fee payable pursuant to the Property Management Framework Agreement is set at RMB167 million for each of the three years ending 31 December 2021, 2022 and 2023, respectively. For the year ended 31 December 2021, the property management and maintenance services fee incurred by the Group amounted to RMB154 million pursuant to the Property Management Framework Agreement.

On 15 February 2022, CSAH completed the disposal of 95% interest in CSAGPMC to China Merchants Property Operation & Service Co., Ltd., an independent third party to the Company. Subsequent to the disposal, CSAH only holds 5% of the interest in CSAGPMC and CSAGPMC will no longer be a connected person to the Company. As such, the transactions contemplated under the Property Management Framework Agreement ceased to be a continuing connected transaction of the Company following the disposal.

D.	SACC, which is 50.1% owned by CSAH

(1) The Company entered into a new Catering Services Framework Agreement (the “Catering Services Framework Agreement”) on 27 December 2018 with SACC to renew the catering services provided by SACC to the Group under the original catering services framework agreement renewed by the Company with SACC for a term of three years on 30 December 2015 and extend for a term of three years, commencing from 1 January 2019 to 31 December 2021.

Pursuant to the Catering Services Framework Agreement, the service fee for catering services transaction mainly include four parts, i.e. in-flight meal boxes fees, service fee, in-flight supply service fee and storage management fees. The in-flight meal boxes fees are the main charging item, the determination of which is in accordance with raw material costs, labor costs, management fees, tax and fixed profit rate in the corresponding proportions of 35%, 35%, 10%, 10% and 10%, respectively. Other charges will be determined based on applicable items such as rental, labor costs, facilities depreciation costs and management fees. For the labor costs, it will be determined by reference to the average wage of the previous year issued by the Shenzhen Municipal Government. The various service fee charged by SACC should not be higher than the fees charged by any independent third parties in the similar locations providing similar services. The Company will fund the services fee wholly by its internal resources.

The annual caps for each of the three financial years ended 31 December 2019, 2020 and 2021 are RMB231 million, RMB266 million and RMB306 million, respectively.

For the year ended 31 December 2021, the service fee paid by the Group to SACC was RMB84 million.

(2) As the Catering Services Framework Agreement is about to expire and the transactions contemplated hereunder are expected to continue, the Company entered into the new Catering Services Framework Agreement (the “New Catering Services Framework Agreement”) on 28 December 2021 with SACC to renew the catering services provided by SACC to the Group under the Catering Services Framework Agreement for a term of three years, commencing from 1 January 2022 to 31 December 2024.

The service fees for the continuing connected transactions contemplated under the New Catering Services Framework Agreement mainly comprise four parts, i.e. meal fees, service fees, in-flight supply service fees and storage management fees. The meal fees, being the main part, are determined with reference to raw material costs, labor costs, management fees, tax and reasonable profit rate in the corresponding proportions of 38%, 38%, 12% and 12%, respectively. The reasonable profit rate will be determined based on the recovery of business from the pandemic and the industry environment. Other parts of the service fees are determined based on, where applicable, rental costs, labor costs, facilities depreciation costs and management fees. The labor costs will be determined with reference to the average wage of the preceding year published by the Shenzhen Municipal Government. The relevant departments of the Company will set upper price limit for meals according to the local price level and the consumer price index in Shenzhen, and with reference to the catering standards of similar routes and the catering prices of similar routes of other airlines. The final meal fees shall not exceed the upper price limit set by the Company.

Pursuant to the New Catering Services Framework Agreement, the annual caps for each of the three financial years ending 31 December 2022, 2023 and 2024 are RMB200 million, RMB230 million and RMB265 million, respectively. For details, please refer to the announcement of the Company dated 28 December 2021 in relation to the New Catering Services Framework Agreement.

(3)	Trademark License Agreement

The Company and CSAH entered into a ten year trademark license agreement dated 22 May 1997. Pursuant to which CSAH acknowledges that the Company has the right to use the name “南方航空 (China Southern)” and “中國南方航空 (China Southern Airlines)” in both Chinese and English, and grants the Company a renewable and royalty free license to use the kapok logo on a worldwide basis in connection with the Company’s airlines and airlines-related businesses. Unless CSAH gives a written notice of termination three months before the expiration of the agreement, the agreement will be automatically renewed for another ten-year term. In May 2017, the trademark license agreement entered into by the Company and CSAH was automatically renewed for ten years.

(4)	Leases

The Group (as lessee) and CSAH or its associates (as lessor) entered into lease agreements as follows:

A.

The Company and CSAH entered into an indemnification agreement dated 22 May 1997 in which CSAH had agreed to indemnify the Company against any loss or damage caused by or arising from any challenge of, or interference with, the Company’s right to use certain lands and buildings.

B.

The Company and CSAH entered into the new Asset Lease Framework Agreement (the “Asset Lease Framework Agreement”) on 21 December 2020 to continue (i) the asset lease transactions contemplated under the original Asset Lease Framework Agreement entered into by the Company and CSAH as at 26 January 2018 for a term of three years; and (ii) the asset lease transactions contemplated under the CSA Building Asset Lease Agreement entered into by the Company and Guangzhou Southern Airlines Construction Company Limited (a wholly-owned subsidiary of CSAH) as at 19 January 2018 for a lease term commencing from 1 January 2021 to 31 December 2023.

Pursuant to the Asset Lease Framework Agreement, CSAH agreed to (i) lease certain properties, parking lots and equipment assets such as machinery equipment, transportation equipment and electronic equipment located in various cities such as Nanyang, Wuhan, Changsha, Beijing, Urumqi, Guangzhou and Zhanjiang held by CSAH or its subsidiaries to the Company for the purposes of civil aviation and related businesses of the Company; and (ii) lease certain lands located in Nanyang, Wuhan, Guangzhou and Zhanjiang by leasing the land use rights of such lands to the Company for the purposes of civil aviation and related businesses of the Company.

The annual aggregate amount of rent payable by the Company to CSAH under the Asset Lease Framework Agreement for each of the three years ending 31 December 2021, 2022 and 2023 is RMB346.2905 million, which was determined with reference to the Rental Assessment Results. For the year ended 31 December 2021, the rent incurred by the Group amounted to RMB323 million pursuant to the Asset Lease Framework Agreement.

According to IFRS 16 – “Leases”, the Group, as the lessee, shall recognise a lease as a right-of-use asset and a lease liability in the consolidated statement of financial position of the Group. As such, the proposed lease transactions contemplated under the New Asset Lease Framework Agreement should be regarded as an acquisition of asset under the definition of transaction set out in rule 14.04 (1)(a) of the Listing Rules. The aggregate value of the right-of-use asset recognised under the proposed lease transactions contemplated under the New Asset Lease Framework Agreement is RMB934,921,570.17.

C.

On 30 December 2019, the Company entered into a new Property and Land Lease Framework Agreement (the “Property and Land Lease Framework Agreement”) with CSAH to renew the property and land lease transactions under the original Property and Land Lease Framework Agreement entered into by the Company and CSAH with a term of three years on 16 December 2016 for a term commencing from 1 January 2020 to 31 December 2022. Pursuant to the Property and Land Lease Framework Agreement, CSAH agreed to (i) lease certain properties, facilities and other infrastructure located in various cities such as Beijing, Shenyang, Chaoyang, Dalian, Changchun, Harbin, Jilin, Urumqi and overseas locations held by CSAH or its subsidiaries to the Company for office use related to the civil aviation business development; and (ii) lease certain lands located in Shenyang, Chaoyang, Dalian, Changchun, Harbin and Urumqi by leasing the land use rights of such lands to the Company for the purposes of civil aviation and related businesses of the Company. The annual rental is determined after arm’s length negotiation between the parties, based on the fair market rental of the relevant properties, facilities, infrastructure and lands. In addition, CSAH agreed that the annual rental shall not be higher than the prevailing market rental for properties, facilities, infrastructure and lands located at similar locations. The annual aggregate amount of rent payable by the Company to CSAH under the Property and Land Lease Framework Agreement for each of the three years ending 31 December 2020, 2021 and 2022 is RMB96.78 million, which was determined with reference to the Rental Assessment Results. For the year ended 31 December 2021, the rent incurred by the Group amounted to RMB83 million pursuant to the Property and Land Lease Framework Agreement.

According to IFRS 16 – “Leases”, the Group, as the lessee, shall recognise a lease as a right-of-use asset and a lease liability in the consolidated statement of financial position of the Group. As such, the lease transactions under the Property and Land Lease Framework Agreement should be regarded as an acquisition of asset under the definition of transaction set out in rule 14.04 (1)(a) of the Listing Rules. The aggregate value of the right-of-use asset recognised under the lease transactions under the Property and Land Lease Framework Agreement is RMB259,335,413.67.

D.

On 27 April 2017, the Company entered into a finance lease agreement in relation to one Airbus A321 aircraft (the “A321 Finance Lease Agreement”) and a finance lease agreement in relation to one Airbus A330-300 aircraft (the “A330 Finance Lease Agreement”, together with the A321 Finance Lease Agreement, the “Relevant Finance Lease Agreements”) with Guangzhou Nansha CSA Tianru Leasing Co., Ltd. (“CSA Leasing Company”), an associate of CSAH, respectively, pursuant to which CSA Leasing Company agreed to provide finance leasing to the Company in relation to one Airbus A321 aircraft and one Airbus A330-300 aircraft, respectively, in accordance with the terms and conditions of Relevant Finance Lease Agreements.

Under the A321 Finance Lease Agreement, (1) the lease term is 12 years, commencing on the Delivery Date of relevant aircraft, (2) principal amount is not more than 100% of the consideration for the purchase of relevant aircraft, (3) the applicable interest rate will be 21.6% float down of the interest rate for RMB loan for above 5 years set by the People’s Bank of China and the rental fee is the repayment of the principal amount and the interest under such Finance Lease. The total amount of rental fees payable to CSA Leasing Company is not expected to be more than US$80 million (which is equivalent to approximately RMB552 million), (4) the handling fee for the relevant aircraft shall be paid to CSA Leasing Company in one lump sum prior to the Delivery Date, which is estimated to be of no more than US$293,150 (which is equivalent to approximately RMB2,022,735), and (5) upon the expiry of the lease term, the Company is entitled to purchase such aircraft back from CSA Leasing Company at RMB10,000.

Under the A330 Finance Lease Agreement, (1) the lease term is 12 years, commencing on the Delivery Date of relevant aircraft, (2) principal amount is not more than 100% of the consideration for the purchase of relevant aircraft, (3) the applicable interest rate will be 21.6% below the interest rate for RMB loan for above 5 years set by the People’s Bank of China and the rental fee is the repayment of the principal amount and the interest under such Finance Lease. The total amount of rental fees payable to CSA Leasing Company is not expected to be more than US$170 million (which is equivalent to approximately RMB1,173 million), (4) the respective handling fee for the relevant aircraft shall be paid to CSA Leasing Company in one lump sum prior to the Delivery Date, which is estimated to be of no more than US$634,700 (which is equivalent to approximately RMB4,379,430), and (5) upon the expiry of the lease term, the Company is entitled to purchase such aircraft back from CSA Leasing Company at RMB10,000.

The total rental fee and handling fee for the Aircraft Finance Leases shall not exceed US$250.93 million (which is equivalent to approximately RMB1,731.42 million).

For the year ended 31 December 2021, the rental fee and handling fee paid by the Company to CSA Leasing Company under the A321 Finance Lease Agreement and A330 Finance Lease Agreement were RMB1,260 million and RMB3 million, respectively. Up to 31 December 2021, the Company paid the total rental fee and handling fee to CSA Leasing Company under the A321 Finance Lease Agreement and A330 Finance Lease Agreement to the extent of RMB4,846 million.

E.

On 10 October 2019, the Company entered into the 2020-2022 Finance and Lease Service Framework Agreement with CSA International Finance Leasing Co., Ltd. (“CSA International”), an associate of CSAH to renew the transactions under the 2018-2019 Finance and Lease Service Framework Agreement entered into on 17 October 2017 by the Company and CSA International, for an additional term of three years from 1 January 2020 to 31 December 2022.

CSA International agreed to continue to provide finance leasing service to the Company in relation to the Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment, as well as the operating lease service to the Company in relation to certain aircraft, helicopters and engines, as and when the Company considers desirable, in the interests of the Company and the Shareholders as a whole in accordance with the terms and conditions of the 2020-2022 Finance and Lease Service Framework Agreement and the relevant implementation agreements contemplated thereunder.

(1)

Subject matter under the Finance Lease Transactions under the 2020-2022 Finance and Lease Service Framework Agreement contains the Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment (comprises part of the aircraft, Aircraft Related Assets and Aviation Related Equipment in the Company’s introduction plan (“introduction plan”) from 1 January 2020 to 31 December 2022, subject to adjustment from time to time). According to the introduction plan, the number of the leased Aircraft will be no more than 50, 51 and 41 for the years ending 31 December 2020, 31 December 2021 and 31 December 2022, respectively (subject to adjustment from time to time). Under the Finance Lease Transactions, the aggregate principal amount shall not more than 100% of the consideration for the purchase of the subject matter (including the aircraft, the Aircraft Related Assets and the Aviation Related Equipment), the applicable interest rate will be further determined and agreed by the Company and CSA International with reference to the results of the Company’s requests for proposals or other bidding processes in respect of financing of the aircraft, Aircraft Related Assets and Aviation Related Equipment satisfying certain prerequisites. The rental fee is the repayment of the principal amount for the subject matter and the interest under the Finance Lease Transactions.

The lease period of the subject matter under the 2020-2022 Finance and Lease Service Framework Agreement will be agreed upon entering into the individual Finance Lease Agreements. Based on previous similar transactions, the lease period of the Leased Aircraft under the separate Finance Lease Agreement(s) would be 10-12 years. Based on the common practice of the aviation industry, the lease period of the Leased Aircraft Related Assets would be 12 years. The respective handling fee for each of (i) the Leased Aircraft and Leased Aircraft Related Assets which is not more than 1% of the principal amount for each of the Leased Aircraft and Leased Aircraft Related Assets; and (ii) the Leased Aviation Related Equipment which is not more than 1.5% of the principal amount for each of the Leased Aviation Related Equipment shall be paid by the Company to CSA International prior to the commencement of the respective Delivery Date or on the agreed date after the respective Delivery Date. Upon the payment of the last instalment of rental fee by the Company to CSA International for each of the relevant Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment, the Company is entitled to purchase the relevant Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment back from CSA International at a nominal purchase price for such subject matter.

Based on the assumption that (i) the maximum aggregate transaction amount (including the principal, interest and handling fee) of the aircraft (excluding helicopters) finance lease transactions shall not exceed 60% of the aggregate amount (including the principal, interest and handling fee) of all the aircraft planned to be introduced under the Company’s introduction plan from 2020 to 2022; (ii) the maximum aggregate transaction amount of the finance lease of the Aircraft Related Assets shall not exceed total amount of the Aircraft Related Assets to be introduced under the Company’s introduction plan from 2020 to 2022; and (iii) the maximum aggregate transaction amount of the finance lease of the Aviation Related Equipment shall not exceed total amount of the Aviation Related Equipment to be introduced under the Company’s introduction plan from 2020 to 2022, the proposed total rental fee (including principal and interest) and handling fee under the Finance Lease Transactions are US$5,140 million (or the equivalent amount in RMB), US$5,039 million (or the equivalent amount in RMB) and US$4,434 million (or the equivalent amount in RMB) for the three years ending 31 December 2020, 31 December 2021 and 31 December 2022. Pursuant to IFRS 16, the Finance Lease Transactions by the Company (including the wholly-owned or controlled subsidiaries of the Company or their wholly-owned or controlled subsidiaries) as lessee under the 2020-2022 Finance and Lease Service Framework Agreement will be recognised as right-of-use assets, the proposed caps for the Finance Lease for the years ending 31 December 2020, 2021 and 2022 under the 2020-2022 Finance and Lease Service Framework Agreement are US$3,922 million (or the equivalent amount in RMB), US$3,833 million (or the equivalent amount in RMB) and US$3,385 million (or the equivalent amount in RMB), respectively.

The total rental fee (including principal and interest) and handling fee for finance lease transaction under the 2020-2022 Finance and Lease Service Framework Agreement was RMB2,311 million for the year ended 31 December 2021. The calculated right-of-use assets by discounting the above mentioned total rental fee (including principal and interest) and the handling fee was RMB1,869 million.

(2)

Subject matter under the Operating Lease Transactions under the 2020-2022 Finance and Lease Service Framework Agreement contains the aircraft, helicopters and engines in the Company’s introduction plan through operating lease from 1 January 2020 to 31 December 2022. The rental fee will be further determined and agreed by the Company and CSA International with reference to the results of the Company’s requests for proposals or other bidding processes in respect of leasing of aircraft, helicopters and engines satisfying certain prerequisites.

During the lease period, CSA International has ownership of the aircraft, helicopters and engines and the Company has the rights to use the aircraft, helicopters and engines. Upon the expiry of the lease period, the Company should return the aircraft, helicopters and engines to CSA International.

Based on the assumption that (i) the maximum aggregate transaction amount (including the principal, interest payable and handling fee) of operating lease transactions of the aircraft and helicopters shall not exceed 50% of the aggregate amount of all aircraft planned to be introduced under the introduction plan; and (ii) the maximum aggregate transaction amount of the operating lease of the engines shall not exceed total amount of the engines planned to be introduced under the introduction plan, the proposed maximum annual rental fee under the Operating Lease Transactions are US$135 million (or the equivalent amount in RMB), US$255 million (or the equivalent amount in RMB) and US$368 million (or the equivalent amount in RMB) for the three years ending 31 December 2020, 31 December 2021 and 31 December 2022, respectively, and proposed maximum total rental fee under the Operating Lease Transactions are US$1,385 million (or the equivalent amount in RMB), US$1,213 million (or the equivalent amount in RMB) and US$1,201 million (or the equivalent amount in RMB) for the three years ending 31 December 2020, 31 December 2021 and 31 December 2022, respectively. Pursuant to IFRS 16, the Operating Lease Transactions by the Company as lessee under the 2020-2022 Finance and Lease Service Framework Agreement will be recognised as right-of-use assets, the proposed caps for the Operating Lease for the years ending 31 December 2020, 2021 and 2022 under the 2020-2022 Finance and Lease Service Framework Agreement are US$1,116 million (or the equivalent amount in RMB), US$961 million (or the equivalent amount in RMB) and US$949 million (or the equivalent amount in RMB), respectively.

The Company has paid the rental fees (namely actual amount of rental fees payable to CSA Leasing by the Company every year, including twelve-month rental fees for current aircraft, helicopters and engines as well as newly added aircraft, helicopters and engines during the year) of RMB150 million based on the Operating Lease Transactions under the 2020-2022 Finance and Lease Service Framework Agreement for the year ended 31 December 2021. The total amount of rental fees of newly added aircraft, helicopters and engines (leases from CSA Leasing by the way of operating lease by the Company every year with lease term ranging from two to twelve years) and the calculated right-of-use assets by discounting the above mentioned total rental fee during the year ended 31 December 2021 were nil.

(5)	Share Issuance in 2020

On 27 December 2019, the Company’s 2019 second extraordinary general meeting, the 2019 first class meeting for holders of A shares, and the 2019 first class meeting for holders of H shares considered and approved the resolution to issue to CSAH not more than 2,453,434,457 A shares (including 2,453,434,457 A shares) (“A Share Issuance”) and to enter into the A shares subscription agreement with CSAH and the resolution to issue not more than 613,358,614 H shares (including 613,358,614 H shares) to Nan Lung (a wholly-owned subsidiary of CSAH) (“H Share Issuance”) and to enter into the H shares subscription agreement with Nan Lung. The proceeds from the A Share Issuance was utilised in the procurement of aircraft and the repayment of the Company’s borrowings, and the proceeds from the H Share Issuance was utilised to supplement the general working capital of the Company. For details of the A Share Issuance and the H Share Issuance, please refer to the Announcement of the Connected Transaction in respect of the Non-public Issuance of A Shares and Non-public Issuance of H Shares of the Company published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the SSE on 31 October 2019 and the announcement on Connected Transactions in respect of Proposed Share Issuance of the Company published on the website of the Stock Exchange and the Company on 30 October 2019.

On 15 April 2020, the Company issued 608,695,652 H shares in total to Nan Lung at the issue price of HK$5.75 per H share pursuant to the subscription agreement dated 30 October 2019 entered into between the Company and Nan Lung. The net price of each new H share issued under the H Share Issuance was HK$5.74 per H share. The use of proceeds utilized was consistent with the intended use of proceeds as previously disclosed.

Gross proceeds and the use of proceeds from H Shares Issuance:

Gross proceeds from H Shares Issuance (HKD)	Intended use of the proceeds as previously disclosed	Utilised proceeds as of 31 December 2021 (denominated in RMB)	Unutilised proceeds as of 31 December 2021 (denominated in RMB)	Expected timeline for the use of unutilised proceeds
3,499,999,999	Supplement of general working capital	3,499,999,999	0	Not applicable

Note:

The total amounts of funds raised from 2020 Non-public Issuance of H shares were HKD3,499,999,999, equivalent to RMB3,178,664,999.09 based on the middle exchange rate of 1:0.90819 of HKD dollar against RMB on 15 April 2020. After deducting the issuance expenses of RMB3,570,544.56, the net proceeds raised was RMB3,175,094,454.53.

On 18 June 2020, the Company issued 2,453,434,457 A Shares in total to CSAH at the issue price of RMB5.21 per A Share pursuant to the subscription agreement dated 30 October 2019 entered into between the Company and CSAH. The net price of each new A Share issued under the A Share Issuance was RMB5.21 per A Share. For details, please refer to the announcement of the Company published on the website of the Stock Exchange on 18 June 2020. The use of proceeds utilized was consistent with the intended use of proceeds as previously disclosed.

Gross proceeds and the use of proceeds from A Shares Issuance:

Gross proceeds from the A Share Issuance (RMB)	Intended use of the proceeds as previously disclosed	Utilised proceeds as of 31 December 2021 (RMB)	Unutilised proceeds as of 31 December 2021 (RMB)	Expected timeline for the use of unutilised proceeds
12,782,393,520.97	Procurement of aircraft	7,195,237,293.60	2,080,848,019.82	On or before 30 June 2022
	Repayment of the Company’s borrowings	3,500,000,000.00	0	Not applicable

Note:

The total amounts of funds raised from 2020 Non-public Issuance of A Shares was RMB12,782,393,520.97. After deducting the underwriting expenses of RMB2,000,000.00 (including VAT), the net cash subscription amount actually received was RMB12,780,393,520.97. After deducting other issuance expenses of RMB4,308,207.55 (including VAT) paid by the Company from the net cash subscription amounts, the actual net proceeds raised was RMB12,776,085,313.42.

(6)	A Share Convertible Bonds Issuance

On 14 May 2020, the thirteenth meeting of the eighth session of the Board of the Company considered and approved, among others, the relevant resolutions on the issuance plan of the convertible corporate bonds in the total amount of not more than RMB16 billion (including RMB16 billion) which are convertible into new A shares and proposed to be issued by the Company within the PRC (the “A Share Convertible Bonds”) and the possible subscription for the A Share Convertible Bonds by CSAH.

On 15 October 2020, the Company has completed the public issuance of 160 million A Share Convertible Bonds in the total amount of RMB16 billion with a nominal value of RMB100 each and the initial conversion price of RMB6.24 per share, out of which CSAH subscribed for 101,027,580 A Share Convertible Bonds.

Pursuant to the approval by the Self-discipline Supervision Decision [2020] No. 355 issued by the SSE, the A Share Convertible Bonds were listed on the SSE on 3 November 2020 with the bond abbreviation of “Nanhang Convertible Bonds (南航轉債)” and the bond code of 110075. The closing price of each bond on that day was RMB117.

On 21 April 2021, the conversion of the A Share Convertible Bonds was commenced, with the conversion price being RMB6.24 per share and the conversion period being from 21 April 2021 to 14 October 2026.

On 18 June 2021, CSAH converted all the A Share Convertible Bonds held by it, with a nominal value of RMB10,102,758,000, into A shares of the Company, with the number of shares converted being 1,619,031,728 shares. Upon completion of the conversion, CSAH does not hold any A Share Convertible Bonds. Immediately following the completion of the conversion, CSAH and its concert parties held in aggregate 10,880,881,085 RMB ordinary shares and overseas-listed foreign shares of the Company, representing 64.20% of the total shares in issue of the Company.

The use of proceeds utilized was consistent with the intended use of proceeds as previously disclosed.

Gross proceeds and the use of proceeds from A Share Convertible Bonds:

Gross proceeds from the A Shares issuance (RMB)	Intended use of the proceeds as previously disclosed	Utilised proceeds as of 31 December 2021 (RMB)	Unutilised proceeds as of 31 December 2021 (RMB)	Expected timeline for the use of unutilised proceeds
16,000,000,000.00	Purchasing aircraft and aviation equipment and maintenance projects	4,904,844,932.90	5,674,758,986.82	On or before 31 December 2022
	Introduction of spare engines	589,584,801.07	10,415,198.93	On or before 31 December 2022
	Supplementing working capital	4,800,000,000.00	0	Not applicable

Note:

The total amounts of funds raised from 2020 Public Issuance of A Share Convertible Bonds were RMB16,000,000,000.00. After deducting the underwriting expenses of RMB17,691,726.00 (including VAT), the net cash subscription amount actually received was RMB15,982,308,274.00. After deducting other issuance expenses of RMB2,704,354.28 (including VAT) paid by the Company from the net cash subscription amounts, the actual net proceeds raised was RMB15,979,603,919.72.

As of 31 December 2021, the A Share Convertible Bonds with a nominal value of RMB5,896,593,000 were outstanding. If the outstanding A Share Convertible Bonds were fully converted during the reporting period based on the conversion price of RMB6.24 per share, the Company would have issued approximately 944,966,826 A shares and the total issued shares of the Company would have increased to approximately 17,893,404,854 shares, while the shares held by the controlling shareholder of the Company, CSAH, would have decreased to approximately 60.81% of the total issued shares of the Company. The A Share Convertible Bonds may be conditionally redeemed by the Company during the conversion period. It is expected that the full redemption of the outstanding A Share Convertible Bonds would not have material adverse impact on the financial and liquidity position of the Company. Please refer to note 18 and note 27 to the financial statements and the section headed “Related Information of Bonds – II. Corporate Convertible Bonds” for the dilution impact on loss per share may be brought by the full conversion of the outstanding A Share Convertible Bonds during the reporting period and other details of the A Share Convertible Bonds.

(7)	Proposed Share Issuance

On 29 October 2021, the Board resolved to put forward to the EGM to approve the A Shares Subscription Agreement (“A Shares Subscription Agreement”) and the connected transaction in relation to the proposed issuance of 803,571,428 new A Shares to CSAH (“A Share Issuance”) at the A Share Subscription Price, payable in cash. The total funds to be raised from the proposed A Share Issuance will be not more than RMB4,500 million (including RMB4,500 million), which will be utilised to supplement the general working capital of the Company. On the same day, the Board also resolved to put forward to the EGM to approve the H Shares Subscription Agreement (“H Shares Subscription Agreement”) and the connected transaction in relation to the issuance of not more than 855,028,969 new H Shares (including 855,028,969 H Shares) to Nan Lung (a wholly-owned subsidiary of CSAH) (“H Share Issuance”, together with “A Share Issuance” referred to as “Proposed Share Issuance”) at the H Share Subscription Price, payable in cash. The total funds to be raised from the proposed H Share Issuance will be not more than HK$1,800 million (including HK$1,800 million), which will be utilised to supplement the general working capital of the Company. The A Share Issuance and the H Share Issuance are not inter-conditional upon each other. The new A Shares and the new H Shares to be issued under the Proposed Share Issuance will be allotted and issued pursuant to the general mandate.

The A Share Subscription Price shall be the higher of (i) 90% of the average trading price of the A Shares as quoted on the Shanghai Stock Exchange in the 20 trading days immediately prior to the date of the announcement regarding the Board resolutions approving the A Share Issuance published on the website of the Shanghai Stock Exchange (i.e., 30 October 2021, the “Price Benchmark Date”), and (ii) the latest audited net asset value per Share attributable to equity shareholders of the Company (rounded up to the nearest two decimal places). The average trading price of the A Shares in the 20 trading days preceding the Price Benchmark Date equals to the total trading amount of A Shares traded in the 20 trading days preceding the Price Benchmark Date divided by the total volume of A Shares traded in the 20 trading days preceding the Price Benchmark Date. Where there are any ex-right or ex-dividend events, including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital reserve, during the period from the balance sheet date of the Company’s latest audited financial report to the date of issuance of such new A Shares, the abovementioned audited net asset value per Share attributable to equity shareholders of the Company will be adjusted accordingly. The average trading price of the A Shares in the 20 trading days preceding the Price Benchmark Date is RMB6.22 per Share. As at 31 December 2020, the audited net asset value per Share attributable to equity shareholders of the Company (ex-dividend) was RMB4.52. Based on the abovementioned pricing principles, the A Share Subscription Price is RMB5.60 per Share.

The H Share Subscription Price shall be the higher of (i) the average trading price of the H Shares as quoted on the Stock Exchange in the 20 Hong Kong trading days immediately prior to the date of the Board meeting approving the H Share Issuance (i.e., 29 October 2021, the “Board Meeting Date”), and (ii) the latest audited net asset value per Share attributable to equity shareholders of the Company in HK$ calculated based on the central parity rate announced by the People’s Bank of China on the Board Meeting Date for the new H Shares (HK$1=RMB0.82164) as at the issuance of the new H Shares (rounded up to the nearest two decimal places). The average trading price of the H Shares in the 20 Hong Kong trading days preceding the Board Meeting Date equals to the total trading amount of H Shares traded in the 20 Hong Kong trading days preceding the Board Meeting Date divided by the total volume of H Shares traded in the 20 Hong Kong trading days preceding the Board Meeting Date. Where there are any ex-right or ex-dividend events, including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital reserve, during the period from the balance sheet date of the Company’s latest audited financial report to the date of issuance of such new H Shares, the abovementioned audited net asset value per Share attributable to equity shareholders of the Company will be adjusted accordingly. The average trading price of the H Shares in the 20 Hong Kong trading days preceding the Board Meeting Date for the new H Shares is HK$4.68 per Share.

The proceeds from the Proposed Share Insurance, after deduction of expenses for issuance, will be utilised to supplement the general working capital, which will help enhance the capital strength and asset volume of the Company and alleviate the pressure brought by capital demand from the daily operation of the Company. At the same time, the availability of the raised funds will help consolidate the Company’s foundation of business development, strengthen the Company’s core competitiveness and profitability, promote the sustained and rapid growth of the Company’s principal business, and provide capital guarantee for the Company’s further expansion and growth, which has important strategic significance for the realization of the Company’s long-term sustainable development.

The A Shares Subscription Agreement shall take effect after the satisfaction of the following conditions:

(1)	the approval of the Board and the approval at the extraordinary general meeting of the A Share Issuance under the A Shares Subscription Agreement have been obtained;

(2)

the approval by the board of directors of CSAH or the regulatory authority stipulated in the articles of association of CSAH of the subscription of the new A Shares to be issued under the A Shares Subscription Agreement by CSAH has been obtained; and

(3)

all necessary licences, authorisations, permits, consents and other forms of approvals from the relevant approval authorities, including but not limited to the competent authorities supervising the state-owned assets and CSRC, for the A Share Issuance contemplated under the A Shares Subscription Agreement have been obtained.

The H Shares Subscription Agreement shall take effect after the satisfaction of the following conditions:

(1)	the approval of the Board and the approval of the shareholders of the Company at the extraordinary general meeting of the H Share Issuance under the H Share Subscription Agreement have been obtained;

(2)	the approvals by the respective boards of directors of Nan Lung and CSAH of the subscription of new H Shares to be issued under the H Share Subscription Agreement by Nan Lung have been obtained;

(3)

all necessary licences, authorisations, permits, consents and other forms of approvals from the relevant approval authorities, including but not limited to the competent authorities supervising state-owned assets, CSRC and the Stock Exchange, for the H Share Issuance contemplated under the H Shares Subscription Agreement have been obtained; and

(4)	the Listing Committee of the Stock Exchange granting approval for the listing of, and permission to deal in, the new H Shares to be issued.

On 28 December 2021, the aforesaid Proposed Share Issuance was considered and approved at the Company’s 2021 second extraordinary general meeting.

On 18 March 2022, the Company announced that it has received the approval issued by the CSRC to issue not more than 855,028,969 overseas listed foreign shares (H shares).

Annual Confirmations

The Company has confirmed that the execution and enforcement of the implementation agreements under the continuing connected transactions above for the year ended 31 December 2021 has followed the pricing principles of such continuing connected transactions.

The independent non-executive Directors of the Company have confirmed to the Board that they have reviewed all non-exempt continuing connected transactions and are of the view that:

(a)	those transactions were conducted in the ordinary and usual course of business of the Group;

(b)	those transactions were entered into on normal commercial terms or better; and

(c)	those transactions were conducted in accordance with the relevant agreement governing them on terms that were fair and reasonable and in the interests of the shareholders of the Company as a whole.

The Company’s auditor was engaged to report on the Group’s continuing connected transactions in accordance with Hong Kong Standard on Assurance Engagements 3000 (Revised) “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” and with reference to Practice Note 740 (Revised) “Auditor’s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules” issued by the Hong Kong Institute of Certified Public Accountants. The auditor has issued their unmodified letter containing the auditor’s findings and conclusions in respect of the continuing connected transactions disclosed by the Group in the Annual Report in accordance with Rule 14A.56 of the Listing Rules. A copy of the auditor’s letter has been provided by the Company to the Stock Exchange. The Company’s auditor has indicated that:

(a)	nothing has come to their attention that causes them to believe that the disclosed continuing connected transactions have not been approved by the Company’s board of directors.

(b)

for transactions involving the provision of goods or services by the Group, nothing has come to their attention that causes them to believe that the disclosed continuing connected transactions were not, in all material respects, in accordance with the pricing policies of the Group.

(c)

nothing has come to their attention that causes them to believe that the disclosed continuing connected transactions were not entered into, in all material respects, in accordance with the relevant agreements governing such transactions.

(d)

with respect to the aggregate amount of each of the aforementioned continuing connected transactions, nothing has come to their attention that causes them to believe that the disclosed continuing connected transactions have exceeded the annual cap as set by the Company.

Save as disclosed above, none of the other related party transactions as disclosed in note 50 to the financial statements prepared under IFRSs constituted connected transactions or continuing connected transactions which are required to be disclosed in accordance with the Listing Rules. The Company has complied with the disclosure requirements of Chapter 14A of Listing Rules in respect of the connected transactions and continuing connected transactions.

Donations

For the year ended 31 December 2021, the Group made donations for charitable purposes with an amount of RMB17.28 million.

Designated Deposits and Overdue Time Deposits

As of 31 December 2021, the Group’s deposits placed with financial institutions or other parties did not include any designated deposits, or overdue time deposits for which the Group failed to receive repayments.

Material Litigation

As at 31 December 2021, the Group was not involved in any material litigation.

Subsequent Events

On 29 October 2021, the Company entered into the Conditional Subscription Agreement in relation to the Subscription of the A Shares under the Non-public Issue of A Shares of China Southern Airlines Company Limited with CSAH, and entered into the Conditional Subscription Agreement in relation to the Subscription of the H Shares under the Non-public Issue of H Shares of China Southern Airlines Company Limited with Nan Lung Holding Limited (“Nan Lung”). The Company proposed the non-public issuance of 803,571,428 A Shares to CSAH (“the A Share Issuance”). The total funds to be raised from the A Share Issuance will be not more than RMB4,500 million (including RMB4,500 million). The consideration shall be made by CSAH in full by cash. Meanwhile, the Company proposed the non-public issuance of not more than 855,028,969 H shares (including 855,028,969 H shares) to Nan Lung (“the H Share Issuance”). The total funds to be raised from the H Share Issuance will be not more than HKD1,800 million (including HK$1,800 million). The consideration shall be made by Nan Lung in full by cash. Both of the A Share Issuance and the connected transaction contemplated under H Share Issuance were approved by the Extraordinary General Meeting of the Company on 28 December 2021. The Company announced that it had received the “Acceptance Notice of the Application for Administration Permission” issued by China Securities Regulatory Commission (“CSRC”) for the A Share Issuance and H share Issuance on 10 January 2022 and 11 January 2022, respectively. On 18 March 2022, the Company announced that it had received the Approval on Issuance of Overseas Listed Foreign Shares by China Southern Airlines Company Limited (Zheng Jian Xu Ke [2022] No. 497) issued by the CSRC. As at the date of this report, the A Share Issuance is under review by the CSRC.

Auditors

A resolution is to be proposed at the forthcoming annual general meeting of the Company for the appointment of KPMG Huazhen LLP to provide professional services to the Company for its domestic financial reporting and internal control reporting, U.S. financial reporting and internal control reporting for the year 2022 and the appointment of KPMG to provide professional services to the Company for its Hong Kong financial reporting for the year 2022. There has been no change in the Company’s auditors in the past three years.

By order of the Board

Ma Xu Lun

Chairman

Guangzhou, the PRC

30 March 2022

CHANGES IN THE SHARE CAPITAL, SHAREHOLDERS’ PROFILE AND DISCLOSURE OF INTERESTS

I.	CHANGE IN SHARE CAPITAL

(I)	Changes in Shareholdings

1.	Changes in Shareholdings

Unit: Share

		31 December 2020			31 December 2021
		Number of Shares	Percentage (%)	Increase/(decrease) during the year 2021 Number of Shares	Number of Shares	Percentage (%)
I.	Shares subject to restrictions on sales
1.	RMB ordinary shares	2,942,637,115	19.20	(489,202,658)	2,453,434,457	14.48
2.	Overseas listed foreign shares	1,209,621,577	7.89	(1,209,621,577)	0	0
	Total	4,152,258,692	27.09	(1,698,824,235)	2,453,434,457	14.48
II.	Shares not subject to restrictions on sales
1.	RMB ordinary shares	8,111,520,431	52.91	2,108,338,291	10,219,858,722	60.30
2.	Overseas listed foreign shares	3,065,523,272	20.00	1,209,621,577	4,275,144,849	25.22
	Total	11,177,043,703	72.91	3,317,959,868	14,495,003,571	85.52
III.	Total number of shares	15,329,302,395	100	1,619,135,633	16,948,438,028	100

2.	Description of Change in Shares

The Company publicly issued RMB16 billion Convertible Bonds with the bond abbreviation of “Nanhang Convertible Bonds （南航轉債）” on 15 October 2020. The Company’s controlling shareholder CSAH subscribed “Nanhang Convertible Bonds （南航轉債）” of RMB10,102,758,000. The conversion of the “Nanhang Convertible Bonds （南航轉債）” was commenced on 21 April 2021. On 18 June 2021, CSAH converted all the “Nanhang Convertible Bonds （南航轉債）” of RMB10,102,758,000 held by it into A shares of the Company through Shanghai Stock Exchange, and number of shares being converted was 1,619,031,728. As of the end of the reporting period, the total number of shares being converted by the holders of “Nanhang Convertible Bonds （南航轉債）” except CSAH was 103,905 shares.

During the reporting period, the number shares subject to restrictions on sales in the share capital of the Company reduced by 1,698,824,235, among which the 489,202,658 A shares non-publicly issued by the Company to CSAH on 26 September 2018 was lifted due to the expiry of the lock-up period.

In the above table, the 1,209,621,577 foreign listed shares of the Company subject to restrictions on sales as at 31 December 2020 included (i) 600,925,925 H shares (“2018 Subscription Shares”) owned by Nan Lung as a result of the subscription of the non-public issuance of H shares of the Company in 2018, while Nan Lung undertook that the 2018 Subscription Shares shall not be listed or traded on any stock exchange, or transferred within 36 months from the completion date of the issuance thereof (i.e. 11 September 2018) and such commitment period has expired during the year ended 31 December 2021; and (ii) 608,695,652 H shares (“2020 Subscription Shares”) owned by Nan Lung as a result of the subscription of the non-public issuance of H shares of the Company in 2020, while Nan Lung undertook that the 2020 Subscription Shares shall not be listed or traded on any stock exchange, or transferred within 36 months from the completion date of the issuance thereof (i.e. 15 April 2020). Considering that the 2018 Subscription Shares and the 2020 Subscription Shares are not subject to restrictions on sales in nature, the 2018 Subscription Shares and the 2020 Subscription Shares were reclassified as the Company’s foreign listed shares not subject to restrictions on sales during the year ended 31 December 2021.

3.	Other Information Considered to be Discloseable by the Company or Required to be Disclosed by the Securities Regulatory Authorities

On 29 October 2021, as approved by the third meeting of the 9th session of the Board of the Company, the Company non-publicly issued 803,571,428 A Shares to CSAH, with gross proceeds raised not more than RMB4,500 million (including RMB4,500 million), and non-publicly issued not more than 855,028,969 H Shares (including 855,028,969 H Shares) to Nan Lung, with gross proceeds raised not more than HK$1,800 million (including HK$1,800 million). For details, please refer to the announcement Connected Transactions in respect of Proposed Share Issuance and Proposed Amendments to the Articles of Association in relation to the Proposed Share Issuance disclosed by the Company on the website of the Stock Exchange on 29 October 2021.

As of the date of the report, the Company received feedback from the CSRC on the Company’s non-public issuance of A shares and made written reply and public disclosure to the feedback of the CSRC. For details, please refer to the relevant announcement disclosed on the China Securities Journal, Shanghai Securities News and Securities Times and the website of the SSE on 29 January 2022.

As of the date of the report, the Company received the Approval on Issuance of Overseas Listed Foreign Shares by China Southern Airlines Company Limited issue by the CSRC. For details, please refer to the relevant announcement disclosed on the Stock Exchange on 18 March 2022.

As of the date of the report, the aforesaid non-public issuance of A shares is still in the progress of review by the CSRC. The Company will continue to fulfill its disclosure obligations pursuant to relevant requirements.

(II)	Changes in Shares Subject to Trading Restrictions

Unit: Share

Name of shareholders (in full)	Number of shares subject to lock-up at the beginning of the year	Number of shares unlocked during the year	Increase in number of shares subject to lock-up during the year	Number of shares subject to lock-up at the end of the year	Reasons for lock-up	Date of unlocking
China Southern Air Holding Company Limited	489,202,658	489,202,658	0	0	Non-public Issuance of shares subject to trading restrictions	27 September 2021
China Southern Air Holding Company Limited	2,453,434,457	0	0	2,453,434,457	Non-public Issuance of shares subject to trading restrictions	19 June 2023
Total	2,942,637,115	489,202,658	0	2,453,434,457	/	/

II.	Issuance of Securities During the Reporting Period

Unit: RMB

Type of securities and derivatives	Issuance date	Issuance price (or interest rate)		Amount issued		Listing date	Amount approved for public trading		Ending date of transaction
Other derivatives
The second tranche of Ultra-short-term Financing Bills of the Company in 2021	25 January 2021	RMB	100 (2.50%)	RMB	2.0 billion	28 January 2021	RMB	2.0 billion	25 March 2021
The third tranche of Ultra-short-term Financing Bills of the Company in 2021	22 January 2021	RMB	100 (2.50%)	RMB	3.5 billion	27 January 2021	RMB	3.5 billion	25 March 2021
The fourth tranche of Ultra-short-term Financing Bills of the Company in 2021	26 January 2021	RMB	100 (2.53%)	RMB	2.0 billion	29 January 2021	RMB	2.0 billion	27 April 2021
The fifth tranche of Ultra-short-term Financing Bills of the Company in 2021	4 February 2021	RMB	100 (2.50%)	RMB	2.0 billion	7 February 2021	RMB	2.0 billion	2 April 2021
The sixth tranche of Ultra-short-term Financing Bills of the Company in 2021	5 February 2021	RMB	100 (2.45%)	RMB	3.0 billion	9 February 2021	RMB	3.0 billion	8 April 2021
The seventh tranche of Ultra-short-term Financing Bills of the Company in 2021	20 February 2021	RMB	100 (2.48%)	RMB	1.5 billion	24 February 2021	RMB	1.5 billion	20 April 2021
The eighth tranche of Ultra-short-term Financing Bills of the Company in 2021	24 February 2021	RMB	100 (2.40%)	RMB	3.0 billion	26 February 2021	RMB	3.0 billion	30 March 2021
The ninth tranche of Ultra-short-term Financing Bills of the Company in 2021	18 March 2021	RMB	100 (2.53%)	RMB	3.0 billion	23 March 2021	RMB	3.0 billion	20 May 2021
The tenth tranche of Ultra-short-term Financing Bills of the Company in 2021	22 March 2021	RMB	100 (2.53%)	RMB	3.0 billion	25 March 2021	RMB	3.0 billion	25 May 2021
The eleventh tranche of Ultra-short-term Financing Bills of the Company in 2021	26 March 2021	RMB	100 (2.58%)	RMB	2.0 billion	30 March 2021	RMB	2.0 billion	24 June 2021
The twelfth tranche of Ultra-short-term Financing Bills of the Company in 2021	13 April 2021	RMB	100 (2.41%)	RMB	5.0 billion	16 April 2021	RMB	5.0 billion	10 June 2021
The thirteenth tranche of Ultra-short- term Financing Bills of the Company in 2021	16 April 2021	RMB	100 (2.48%)	RMB	2.0 billion	21 April 2021	RMB	2.0 billion	15 July 2021
The fourteenth tranche of Ultra-short–term Financing Bills of the Company in 2021	20 May 2021	RMB	100 (2.22%)	RMB	3.0 billion	25 May 2021	RMB	3.0 billion	22 July 2021
The fifteenth tranche of Ultra-short-term Financing Bills of the Company in 2021	8 June 2021	RMB	100 (2.16%)	RMB	2.0 billion	10 June 2021	RMB	2.0 billion	6 September 2021
The sixteenth tranche of Ultra-short- term Financing Bills of the Company in 2021	25 June 2021	RMB	100 (2.24%)	RMB	4.0 billion	29 June 2021	RMB	4.0 billion	26 August 2021
The seventeenth tranche of Ultra-short-term Financing Bills of the Company in 2021	25 June 2021	RMB	100 (2.20%)	RMB	1.2 billion	29 June 2021	RMB	1.2 billion	27 July 2021
The eighteenth tranche of Ultra-short–term Financing Bills of the Company in 2021	12 July 2021	RMB	100 (2.22%)	RMB	4.2 billion	15 July 2021	RMB	4.2 billion	9 September 2021
The nineteenth tranche of Ultra-short–term Financing Bills of the Company in 2021	20 August 2021	RMB	100 (2.23%)	RMB	3.0 billion	24 August 2021	RMB	3.0 billion	17 February 2022
The twentieth tranche of Ultra-short- term Financing Bills of the Company in 2021	20 August 2021	RMB	100 (2.07%)	RMB	3.0 billion	24 August 2021	RMB	3.0 billion	21 October 2021
The twenty-first tranche of Ultra-short-term Financing Bills of the Company in 2021	20 August 2021	RMB	100 (2.07%)	RMB	2.0 billion	24 August 2021	RMB	2.0 billion	21 October 2021
The twenty-second tranche of Ultra–short-term Financing Bills of the Company in 2021	25 August 2021	RMB	100 (2.03%)	RMB	2.0 billion	27 August 2021	RMB	2.0 billion	25 October 2021

Type of securities and derivatives	Issuance date	Issuance price (or interest rate)		Amount issued		Listing date	Amount approved for public trading		Ending date of transaction
The twenty-third tranche of Ultra-short-term Financing Bills of the Company in 2021	27 August 2021	RMB	100 (2.10%)	RMB	1.5 billion	31 August 2021	RMB	1.5 billion	25 November 2021
The twenty-fourth tranche of Ultra-short-term Financing Bills of the Company in 2021	7 September 2021	RMB	100 (2.25%)	RMB	2.0 billion	9 September 2021	RMB	2.0 billion	6 December 2021
The twenty-fifth tranche of Ultra-short-term Financing Bills of the Company in 2021	7 September 2021	RMB	100 (2.42%)	RMB	3.0 billion	9 September 2021	RMB	3.0 billion	5 January 2022
The twenty-sixth tranche of Ultra-short-term Financing Bills of the Company in 2021	8 September 2021	RMB	100 (2.17%)	RMB	1.0 billion	10 September 2021	RMB	1.0 billion	7 December 2021
The twenty-seventh tranche of Ultra-short-term Financing Bills of the Company in 2021	24 September 2021	RMB	100 (2.55%)	RMB	2.0 billion	27 September 2021	RMB	2.0 billion	24 March 2022
The twenty-eighth tranche of Ultra- short-term Financing Bills of the Company in 2021	19 October 2021	RMB	100 (2.10%)	RMB	3.0 billion	21 October 2021	RMB	3.0 billion	17 January 2022
The twenty-ninth tranche of Ultra- short-term Financing Bills of the Company in 2021	19 October 2021	RMB	100 (2.25%)	RMB	1.5 billion	21 October 2021	RMB	1.5 billion	17 March 2022
The thirtieth tranche of Ultra- short-term Financing Bills of the Company in 2021	21 October 2021	RMB	100 (2.70%)	RMB	4.0 billion	25 October 2021	RMB	4.0 billion	18 July 2022
The thirty-first tranche of Ultra- short-term Financing Bills of the Company in 2021	22 November 2021	RMB	100 (2.49%)	RMB	1.5 billion	24 November 2021	RMB	1.5 billion	21 April 2022
The thirty-second tranche of Ultra- short-term Financing Bills of the Company in 2021	27 December 2021	RMB	100 (2.17%)	RMB	2.0 billion	29 December 2021	RMB	2.0 billion	24 March 2022
The thirty-third tranche of Ultra- short-term Financing Bills of the Company in 2021	27 December 2021	RMB	100 (2.19%)	RMB	1.0 billion	29 December 2021	RMB	1.0 billion	26 April 2022
The thirty-fourth tranche of Ultra- short-term Financing Bills of the Company in 2021	24 December 2021	RMB	100 (2.30%)	RMB	2.6 billion	29 December 2021	RMB	2.6 billion	26 April 2022
The first tranche of Medium-term Notes of the Company in 2021	19 July 2021	RMB	100 (3.17%)	RMB	1.0 billion	22 July 2021	RMB	1.0 billion	19 July 2024
The second tranche of Medium-term Notes of the Company in 2021	26 September 2021	RMB	100 (3.09%)	RMB	3.0 billion	29 September 2021	RMB	3.0 billion	27 September 2024
The third tranche of Medium-term Notes of the Company in 2021	18 November 2021	RMB	100 (3.20%)	RMB	3.5 billion	23 November 2021	RMB	3.5 billion	21 November 2024
The fourth tranche of Medium-term Notes of the Company in 2021	27 December 2021	RMB	100 (2.90%)	RMB	1.5 billion	29 December 2021	RMB	1.5 billion	27 December 2024
The first tranche of Ultra-short-term Financing Bills of Xiamen Airlines in 2021	24 September 2021	RMB	100 (2.42%)	RMB	0.5 billion	28 September 2021	RMB	0.5 billion	23 February 2022
The second tranche of Ultra-short-term Financing Bills of Xiamen Airlines in 2021	27 September 2021	RMB	100 (2.50%)	RMB	0.5 billion	29 September 2021	RMB	0.5 billion	24 March 2022

III.	Particulars of Shareholders and De Facto Controller

(I)	Total Number of Shareholders

As at the end of the reporting period, total number of ordinary shareholders of the Company was 154,765. As at 28 February 2022, total number of ordinary shareholders of the Company was 138,452.

(II)	Particulars of Shareholdings

1.	Particulars of the top ten shareholders

Unit: Share

Particulars of the top ten shareholders
Name of the shareholders (in full)	Increase/ (decrease) during the reporting period	Total number of shares held at the end of reporting period	Shareholding percentage (%)	Number of shares subject to trading restrictions	Status of pledged, marked or frozen shares		Capacity of shareholders
					Status of shares	Number
China Southern Air Holding Company Limited	1,619,031,728	8,600,897,508	50.75	2,453,434,457	Nil	0	Stated-owned legal entity
Nan Lung Holding Limited	0	2,243,271,577	13.24	0	Nil	0	Stated-owned legal entity
HKSCC Nominees Limited	(101,000)	1,750,361,857	10.33	0	Unknown	/	Overseas legal entity
Hong Kong Securities Clearing Company Limited	27,164,384	655,125,781	3.87	0	Nil	0	Overseas legal entity
China National Aviation Fuel Group Corporation	(60,263,319)	422,695,951	2.49	0	Nil	0	Stated-owned legal entity
China Securities Finance Corporation Limited	(8)	320,484,148	1.89	0	Nil	0	Stated-owned legal entity
American Airlines, Inc.	0	270,606,272	1.60	0	Nil	0	Overseas legal entity
China Structural Reform Fund Co., Ltd.	(46,882,483)	194,019,933	1.14	0	Nil	0	Stated-owned legal entity
Spring Airlines Co., Ltd.	0	140,531,561	0.83	0	Nil	0	Domestic non-stated- owned legal entity
Guo Xin Central Enterprise Operation Investment Fund Management (Guangzhou) Co., Ltd. – Guo Xin Central Enterprise Operation (Guangzhou) Investment Fund (LLP)	0	70,006,275	0.41	0	Nil	0	Domestic non-stated- owned legal entity

2.	Particulars of the top ten shareholders not subject to trading restrictions

Unit: Share

Particulars of the top ten shareholders not subject to trading restrictions
Name of Shareholders	Number of tradable shares not subject to trading restrictions	Type and number of shares
		Type of shares	Number
China Southern Air Holding Company Limited	6,147,463,051	RMB ordinary shares	6,147,463,051
Nan Lung Holding Limited	2,243,271,577	Overseas listed foreign shares	2,243,271,577
HKSCC Nominees Limited	1,750,361,857	Overseas listed foreign shares	1,750,361,857
Hong Kong Securities Clearing Company Limited	655,125,781	RMB ordinary shares	655,125,781
China National Aviation Fuel Group Corporation	422,695,951	RMB ordinary shares	422,695,951
China Securities Finance Corporation Limited	320,484,148	RMB ordinary shares	320,484,148
American Airlines, Inc.	270,606,272	Overseas listed foreign shares	270,606,272
China Structural Reform Fund Co., Ltd.	194,019,933	RMB ordinary shares	194,019,933
Spring Airlines Co., Ltd.	140,531,561	RMB ordinary shares	140,531,561
Guo Xin Central Enterprise Operation Investment Fund Management (Guangzhou) Co., Ltd. – Guo Xin Central Enterprise Operation (Guangzhou) Investment Fund (LLP)	70,006,275	RMB ordinary shares	70,006,275
Explanation of the related party relationship or concert party relationship of the above shareholders	CSAH held aggregate 2,279,983,577 H shares of the Company
through its wholly-owned subsidiaries in Hong Kong, namely Nan
Lung and Perfect Lines (Hong Kong) Limited. The Company is not
aware of any other related party relationship between other
	shareholders.

3.	Particulars of the top ten shareholders subject to trading restrictions and the conditions of trading restrictions

Unit: Share

No.	Name of the shareholders	Number of shares held subject to trading restrictions	Listing status of shares which are subject to trading restrictions
			Eligible listing time	Number of new listed shares	Conditions for trading restrictions
1	China Southern Air Holding Company Limited	2,453,434,457	19 June 2023	2,453,434,457	Non-public Issuance of shares subject to trading restrictions
Explanation of the related party relationship or concert party relationship of the above shareholders		CSAH held aggregate 2,279,983,577 H shares of the Company through its wholly-owned subsidiaries in Hong Kong, namely Nan Lung and Perfect Lines (Hong Kong) Limited.

4.	Strategic investors or general legal entities becoming one of the top ten shareholders of the Company as a result of placing of new shares

Nil.

IV.	The Controlling Shareholders or De Facto Controllers

The chart below indicates the ownership and controlling relationship between the Company and de facto controllers:

V.	Disclosure of Interests

As at 31 December 2021, to the best knowledge of the Directors, chief executive and Supervisors of the Company, the following persons (other than the Directors, chief executive or Supervisors of the Company) had interests or short positions in the shares (the “Shares”) or underlying shares of the Company which are required to be recorded in the register of the Company required to be kept under section 336 of the SFO:

Name of shareholders	Capacity	Types of Shares	Number of Shares held	% of the total issued A Shares (Note 5)	% of the total issued H Shares (Note 5)	% of the total issued share capital of the Company (Note 5)
CSAH (note 1)	Beneficial owner	A shares	9,404,468,936 (L) (note 1)	74.21%	/	55.49%
	Interest of controlled corporations	H shares	3,135,012,546 (L) (note 2)	/	73.33%	18.50%
		Subtotal	12,539,481,482 (L)	/	/	73.99%
Nan Lung (note 1)	Beneficial owner	H shares	3,135,012,546 (L) (note 3)	/	73.33%	18.50%
American Airlines Group Inc. (note 4)	Interest of controlled corporations	H shares	270,606,272 (L)	/	6.33%	1.60%

Notes:

1.

As at 31 December 2021, CSAH was directly interested in 9,404,468,936 A Shares of the Company, which included 803,571,428 A Shares subscribed under the A Shares Subscription Agreement. As at 31 December 2021 and up to the latest practicable date, those A Shares have not been issued.

2.

As at 31 December 2021, CSAH was indirectly interested in 3,135,012,546 H Shares of the Company through its controlled corporations Nan Lung and Perfect Lines (Hong Kong) Limited, a wholly-owned subsidiary of Nan Lung, which included 855,028,969 H Shares subscribed under the H Shares Subscription Agreement by Nan Lung. As at 31 December 2021 and up to the latest practicable date, those H Shares have not been issued.

3.

As at 31 December 2021, Nan Lung was interested in 3,135,012,546 H Shares of the Company, which included the indirect interests in the 31,150,000 H Shares held through Perfect Lines (Hong Kong) Limited, its wholly-owned subsidiary, and the direct interests in the 3,103,862,546 H Shares (which included not more than 855,028,969 H Shares subscribed under the H Shares Subscription Agreement. As at 31 December 2021 and up to the latest practicable date, those H Shares have not been issued).

4.	American Airlines Group Inc. was deemed to be interested in 270,606,272 H Shares by virtue of its 100% control over American Airlines.
5.

The percentage was calculated according to the relevant total issued A Shares of 12,673,293,179 A Shares, total issued H Shares of 4,275,144,849 H Shares and the total issued Shares of 16,948,438,028 Shares of the Company as at 31 December 2021.

Save as disclosed above, as at 31 December 2021, so far as was known to the Directors, chief executive and Supervisors of the Company, no other person (other than the Directors, chief executive or Supervisors of the Company) had an interest or a short position in the shares or underlying shares of the Company recorded in the register of the Company required to be kept under section 336 of the SFO.

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES

I.	Directors, Supervisors, Senior Management

(I)	Changes in the Number of Shares held by Directors, Supervisors and Senior Management and their Remuneration

During the reporting period, the Directors, Supervisors and senior management of the Company were as follows:

Unit: Share

Name	Position (note)	Gender	Age	Appointment date for the term of office	Expiry date for the term of office	Number of shares held as at the beginning of the year	Number of shares held as at the end of the year	Increase or decrease of shares during the year	The total remuneration before tax received from the Company during the reporting period (RMB0’000)	Had received remuneration from related party of the Company
Ma Xu Lun	Chairman	Male	57	21 December 2020	up to date	0	0	0	0	Yes
	Executive Director			8 May 2019	up to date
	President			18 March 2019	22 June 2021
Han Wen Sheng	Executive Director	Male	55	8 May 2019	up to date	0	0	0	0	Yes
	Vice Chairman			22 June 2021	up to date
	President			22 June 2021	up to date
Liu Chang Le	Independent Director	Male	70	30 April 2021	up to date	0	0	0	13.33	No
Gu Hui Zhong	Independent Director	Male	65	20 December 2017	up to date	0	0	0	15.33	No
Guo Wei	Independent Director	Male	59	30 April 2021	up to date	0	0	0	13.33	No
Yan Andrew Y	Independent Director	Male	64	30 April 2021	up to date	0	0	0	13.33	No
* Zheng Fan	Independent Director	Male	66	20 December 2017	30 April 2021	0	0	0	2	No
* Tan Jin Song	Independent Director	Male	57	26 December 2013	30 April 2021	0	0	0	5	No
* Jiao Shu Ge	Independent Director	Male	56	30 June 2015	30 April 2021	0	0	0	5	No
Ren Ji Dong	Chairman of Supervisory Committee	Male	57	28 December 2021	up to date	0	0	0	79.81	Yes
	Supervisor			28 December 2021	up to date
	Executive Vice President			7 May 2009	29 October 2021
Lin Xiao Chun	Supervisor	Male	50	8 May 2019	up to date	0	0	0	80.19	No
Yang Bin	Supervisor	Male	53	24 November 2021	up to date	0	0	0	31.93	No
* Li Jia Shi	Chairman of Supervisory Committee	Male	60	8 May 2019	28 December 2021	0	0	0	0	Yes
	Supervisor			30 June 2009	28 December 2021
* Mao Juan	Supervisor	Female	49	20 December 2017	24 November 2021	0	0	0	61.23	No
Zhang Zheng Rong	Executive Vice President	Male	59	10 August 2018	up to date	0	0	0	0	Yes
Luo Lai Jun	Executive Vice President	Male	50	18 March 2019	up to date	0	0	0	0	Yes
Wu Ying Xiang	Executive Vice President	Female	48	29 June 2020	up to date	0	0	0	0	Yes

Name	Position (note)	Gender	Age	Appointment date for the term of office	Expiry date for the term of office	Number of shares held as at the beginning of the year	Number of shares held as at the end of the year	Increase or decrease of shares during the year	The total remuneration before tax received from the Company during the reporting period (RMB0’000)	Had received remuneration from related party of the Company
Yao Yong	Executive Vice President	Male	52	20 April 2021	up to date	0	0	0	0	Yes
	Chief Accountant
	Chief Financial Officer
Cheng Yong	Executive Vice President	Male	59	21 August 2018	up to date	0	0	0	181.76	No
Wang Zhi Xue	Executive Vice President	Male	61	3 August 2012	up to date	0	0	0	0	No
Su Liang	Chief Economist	Male	59	27 December 2007	up to date	0	0	0	93.10	No
Chen Wei Hua	Chief Legal Adviser	Male	55	16 June 2004	up to date	0	0	0	92.40	No
Li Shao Bin	Chief Training Officer	Male	57	21 June 2019	up to date	0	0	0	89.26	No
Xie Bing	Secretary to the Board	Male	48	26 November 2007	up to date	0	0	0	91.72	No
Feng Hua Nan	COO Flight Safety	Male	59	15 August 2014	up to date	0	0	0	171.61	No
Luo Ming Hao	Chief Pilot	Male	59	28 March 2018	up to date	0	0	0	168.34	No
Zhu Hai Long	Chief Operation Officer	Male	58	30 December 2020	up to date	0	0	0	168.49	No
Wu Rong Xin	Chief Engineer	Male	50	7 January 2022	up to date	0	0	0	0	No
Li Tong Bin	Chief Engineer	Male	60	30 April 2014	7 January 2022	0	0	0	110.89	No
	Executive Vice President			14 September 2015	7 January 2022

Total	/	/	/	/	/	0	0	0	1,488.05	/

Notes:

1.

According to performance appraisal plans of the Company, partial remuneration of some Directors, Supervisors and senior management of the Company shall be delayed based on evaluation results, total remuneration set out above includes such delayed remuneration;

2.

The total remuneration shown in the table above include social insurance, common reserve fund and corporate pensions, among which part of the social insurance for the year 2020 enjoyed deductions in accordance with the government policies, and the upper limit of the social insurance and common reserve fund payment base in 2021 has been uniformly raised according to the governmental policies. Therefore, the total contribution amount of the social insurance and common reserve fund increased in 2021;

3.

Mr. Cheng Yong, Mr. Feng Hua Nan, Mr. Luo Ming Hao and Mr. Zhu Hai Long serve as pilots, so their remunerations are inclusive of crew allowance, and their flight time increased in 2021; Mr. Ren Ji Dong’s remuneration was paid by CSAH since November 2021, Mr. Yang Bin’s remuneration was paid as supervisor of the Company since November 2021, Ms. Mao Juan ceased to be supervisor of te Company since November 2021; Mr. Wu Rong Xin’s remuneration was paid as chief engineer of the Company since January 2022, and Mr. Li Tong Bin retired in January 2022;

4.	*represents personnel who have already resigned as at the end of the reporting period.

As at 31 December 2021, none of the Directors, Chief Executive or Supervisors of the Company had interests or short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to the SFO (including interests or short positions which are taken or deemed to have under such provisions of the SFO), or which were required to be recorded in the register maintained by the Company pursuant to Section 352 of the SFO, or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code as set out in Appendix 10 to the Listing Rules.

(II)	Changes in Directors, Supervisors and Senior Management of the Company

During the reporting period, changes in the Directors, supervisors and senior management of the Company were as follows:

Name	Position	Change	Reason of change
Han Wen Sheng	President	Appointed	Appointed by the Board
Han Wen Sheng	Vice Chairman	Elected	Elected by the Board
Liu Chang Le	Independent Non-executive Director	Elected	Elected by the general meeting
Guo Wei	Independent Non-executive Director	Elected	Elected by the general meeting
Yan Andrew Y	Independent Non-executive Director	Elected	Elected by the general meeting
Ren Ji Dong	Supervisor	Elected	Elected by the general meeting
Ren Ji Dong	Chairman of Supervisory Committee	Elected	Elected by the Supervisory Committee
Yang Bin	Supervisor	Elected	Elected by the employees’ representatives meeting
Yao Yong	Executive Vice President	Appointed	Appointed by the Board
Yao Yong	Chief Accountant	Appointed	Appointed by the Board
Yao Yong	Chief Financial Officer	Appointed	Appointed by the Board
Wu Rong Xin	Chief Engineer	Appointed	Appointed by the Board
Zheng Fan	Independent Non-executive Director	Resigned	Election of new session of the Board
Tan Jin Song	Independent Non-executive Director	Resigned	Election of new session of the Board
Jiao Shu Ge	Independent Non-executive Director	Resigned	Election of new session of the Board
Mao Juan	Supervisor	Resigned	Job Changes
Li Jia Shi	Chairman of Supervisory Committee	Resigned	Retired
Li Jia Shi	Supervisor	Resigned	Retired
Ma Xu Lun	President	Resigned	Job Changes
Ren Ji Dong	Executive Vice President	Resigned	Job Changes
Li Tong Bin	Executive Vice President	Resigned	Retired
Li Tong Bin	Chief Engineer	Resigned	Retired

(III)	Changes of Information of Directors or Supervisors under Rule 13.51B(1) of the Listing Rules

Below are the information relating to the changes of Directors or Supervisors required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules since the date of 2021 interim report:

Mr. Yang Bin, the Supervisor of the Company, served as supervisor of Xiamen Airlines.

Save as disclosed above, there is no other information required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules.

(IV)	Remuneration of Directors, Supervisors and Senior Management

The Directors, Supervisors and Senior Management of the Company received remuneration annually. Remuneration of Directors and Supervisors are adjusted and paid pursuant to Administrative Measures on Remuneration of Directors of China Southern Airlines Company Limited and Administrative Measures on Remuneration of Supervisors of China Southern Airlines Company Limited approved at the general meeting. Remuneration of Senior Management are adjusted and paid pursuant to Administrative Measures on Remuneration of Senior Management of China Southern Airlines Company Limited after approval of the Board.

During the reporting period, the total remuneration before tax received from the Company by Directors, Supervisors and senior management amounted to RMB14.8805 million (2020: RMB12.6234 million).

The emolument policy of the Directors and senior management of the Company are recommended by the Remuneration and Assessment Committee to the Board, having regard to the Group’s operating results, individual performance and comparable market statistics in accordance with the Administrative Measures on Remuneration of Directors and Administrative Measures on Remuneration of Senior Management of the Group.

Details of the remuneration of the Directors, Supervisors and senior management of the Group are set out in notes 50 and 59 to the financial statements prepared under IFRSs.

Details of other employees’ pension scheme and housing benefits are set out in notes 42 and 51 to the financial statements prepared under IFRSs.

The remuneration of the senior management of the Company by bands for the year ended 31 December 2021 is set out below:

Remuneration Band	Number of Senior Management
HK$	2021	2020
0-500,000	6	7
500,001-1,000,000	5	4
1,000,001-1,500,000	1	2
1,500,001-2,000,000	4	3

Total	16	16

(V)	Service Contracts of the Directors and Supervisors

None of the Directors or Supervisors has entered or proposed to enter into any service contracts with the Company or its subsidiaries which are not determinable by the Company or its subsidiaries within one year without payment of compensation, other than statutory compensation.

During the year ended 31 December 2021, none of the Directors or Supervisors has any material interests in any significant contract to which the Company or its subsidiaries was a party.

(VI)	Profiles of Current Directors, Supervisors and Senior Management

Directors

Ma Xu Lun, male, born in July 1964 (aged 57), graduated from the School of Mechanical Science & Engineering of Huazhong University of Science & Technology, majoring in industrial engineering. He has a master’s degree of engineering and is a certified public accountant and a member of the Chinese Communist Party. He started his career in August 1984. He has been the Vice President of China National Materials Storage and Transportation Corporation, the Deputy Director General of the Finance Department of the CAAC, the Vice President and Standing Member of Party Committee of Air China Corporation Limited. He was appointed as the Vice President of general affairs and the Deputy Party Secretary of Air China Corporation Limited in October 2002; and served as a director, the President and the Deputy Party Secretary of Air China Limited in September 2004. He served as a Party Member of China National Aviation Holding Company and a Director, the President and the Deputy Party Secretary of Air China Limited in December 2004, and the Vice President and a Party Member of China National Aviation Holding Company from February 2007. In December 2008, he was appointed as the Deputy Party Secretary of China Eastern Air Holding Company and the President and the Deputy Party Secretary of China Eastern Airlines Corporation Limited. He served as the Secretary to the Party Committee and the Vice President of China Eastern Air Holding Company and the President of China Eastern Airlines Corporation Limited in October 2011. In November 2016, he served as a Director, the President and the Deputy Party Secretary of China Eastern Air Holding Company, and the Vice Chairman, the President and the Deputy Party Secretary of China Eastern Airlines Corporation Limited in December 2016. In February 2019, he served as the Director, the President and the Deputy Party Secretary of CSAH. In March 2019, he acted as the President of the Company. In May 2019, he acted as the Vice Chairman of the Company. Since December 2020, he has served as the President and Party Secretary of CSAH and Chairman and President of the Company. Currently, he also acts as the vice chairman of China Chamber of International Commerce, member of China Council for the Promotion of International Trade and director of the board of International Air Transport Association.

Han Wen Sheng, male, born in January 1967 (aged 55), graduated from the Management Department of Tianjin University, majoring in engineering management, with qualification of a master’s degree, a member of the Chinese Communist Party. He obtained a master’s degree of Engineering and is an economist. He began his career in August 1987. He served as the Deputy Director General of Cadre Training Center of the Company, the Director of The Research Bureau of the Company, the General Manager of the Labour Department and the Secretary of the CPC General Committee of the Company, the Deputy Director General and a member of Party Committee of the Commercial Steering Committee, the General Manager as well as the Deputy Party Secretary of the Sales and Marketing Department of the Company, and the General Manager and Deputy Party Secretary of Shanghai base. He acted as the Deputy Party Secretary and the Deputy Director General of the Commercial Steering Committee of the Company since December 2009 and the Party Secretary and the Deputy Director General of the Commercial Steering Committee of the Company since October 2011. He served as the Vice President and the Party Member of CSAH from October 2016. From November 2017, he served as the Vice President and the Party Member of CSAH and the Vice President and Party Member of the Company. He was appointed as a Director and the Deputy Party Secretary of CSAH and the Vice President of the Company in November 2018. From December 2018, he served as the Deputy Party Secretary of the Company. Since January 2019, he has served as a Director and Deputy Party Secretary of CSAH. Since May 2019, he has served as a Director of the Company. Since June 2021, he has served as the President and Vice Chairman of the Company. Since July 2021, he has served as the President of CSAH. Currently, he also acts as the standing committee member of the 12th session of Guangdong Provincial Committee of Chinese People’s Political Consultative Conference. Apart from the Company, the company listed in Hong Kong or overseas in which Mr. Han has held directorship in the past three years is TravelSky Technology Limited.

Liu Chang Le, male, born in November 1951 (aged 70), graduated from the Communication University of China with Bachelor’s degree. He was conferred an honorary doctoral degree in literature by the City University of Hong Kong and an honorary doctoral degree in management sciences by the University of South China. Mr. Liu Chang Le founded Phoenix Satellite Television in 1996. He had been the Executive Director, Chairman and Chief Executive Officer of Phoenix Media Investment (Holdings) Limited. Mr. Liu Chang Le is currently a member of the Thirteenth National Committee of the Chinese People’s Political Consultative Conference (the “PCC”) and was a member of the Tenth and Eleventh National Committee of the PCC. He served as the Vice Chairman of the Subcommittee on Education, Science, Culture, Health and Sport of the Eleventh National Committee of the Chinese People’s Political Consultative Conference, and served as a member of Standing Committee of the Twelfth National Committee of the PCC. Mr. Liu Chang Le was an Independent Non-executive Director of the Company from December 2011 to December 2017. Mr. Liu Chang Le has been serving as an Independent Non-executive Director of the Company since April 2021. Apart from the Company, the company listed in Hong Kong or overseas in which Mr. Liu Chang Le has held directorship in the past three years is Phoenix Media Investment (Holdings) Limited.

Gu Hui Zhong, male, born in November 1956 (aged 65), graduated from Zhengzhou University of Aeronautics and holds a Master’s degree. He graduated with a Master’s degree from Beihang University majoring in International Finance and is a senior accountant at a professor level. Mr. Gu is a Chinese Communist Party member and began his career in 1974. He served as the Deputy Chief and Chief of the General Office of Financial Division of Aviation Industry Department, the Director of International Affairs Financial Division of Aviation Industry Corporation of China, the General Manager of Zhongzhen Accounting Consultative Corporation, the Vice Director-General of Financial Department of Aviation Industry Corporation of China and the Deputy Director-General of Financial Department of State Commission of Science, Technology and Industry for National Defence. From June 1999 to February 2005, he acted as a member of Party Leadership Group and the Vice President of Aviation Industry Corporation of China I. From February 2005 to August 2008, he acted as a member of the Party Leadership Group, the Vice President and the Chief Accountant of Aviation Industry Corporation of China I. From August 2008 to January 2017, he acted as a member of Party Leadership Group, the Vice President and the Chief Accountant of Aviation Industry Corporation of China. He acted as the Chairman of AVIC I International Leasing Co., Ltd., the Chairman of AVIC I Financial Co., Ltd., the Chairman of CATIC International Holdings Limited, the Chairman of AVIC Capital Co., Ltd. and the Chairman of AVIC International Vanke Company Limited. Currently, he is serving as an external director of Ansteel Group Co., Ltd. and the Vice Chairman of the Accounting Society of China. He has been serving as an Independent Non-executive Director of the Company since December 2017.

Guo Wei, male, born in February 1963 (aged 59), holds a Master’s degree. He graduated from the University of Science and Technology of China. Mr. Guo is a senior engineer and a Chinese Communist Party member. He began his career in 1988. Mr. Guo served as Executive Director and the Senior Vice President of the Lenovo Group. Currently, he is the Executive Director, Chairman of the Board of Directors and Chief Executive Officer of Digital China Holdings Limited, the Chairman of Digital China Group Co., Ltd and the Chairman of Digital China Information Service Co., Ltd. In addition, Mr. Guo also served in a number of positions, such as a member of the Eleventh and Twelfth National Committee of the Chinese People’s Political Consultative Conference, a member of the Fourth Committee of the Advisory Committee for State Informatization, the first President of China Strategic Alliance of Smart City Industrial and Technology Innovation, the Vice President of Digital China Industry Alliance and the Vice President of the Society of Management Science of China. Mr. Guo was an Independent Non-executive Director of the Company from June 2015 to December 2017. He has been serving as an Independent Non-executive Director of the Company since April 2021.

Yan Andrew Y, male, born in September 1957 (aged 64), holds a Master’s degree. He graduated from Princeton University in International Political Economy. From February 1982 to October 1984, he served as the Chief Engineer of Jianghuai Airplane Corp. He studied in Peking University from 1984 to 1986. He studied in Princeton University from 1986 to 1989. From June 1989 to February 1991, he served as an Analyst in the World Bank. From March 1991 to January 1993, he served as a Research Fellow in the Hudson Institute. From January 1993 to February 1994, he served as the Director of Asia Business Development of US Sprint Corporation. From March 1994 to September 2001, he served as the Managing Director and Head of Hong Kong office of Emerging Markets Partnership, the management company of AIG Asian Infrastructure Funds. Since October 2001, he has been serving as the Founding Managing Partner of SAIF Partners. Currently, Mr. Yan is an Independent Non-executive Director of China Resources Land Limited, an Independent Non-executive Director of the Company, a Director of ATA Inc. and an Independent Non-executive Director of 360 DigiTech, Inc. In addition, Mr. Yan was a Director of TCL Corporation, Blue Focus Communication Group, Qingdao Haier Co., Ltd., Haier Smart Home Co., Ltd. and Shanghai Welltech Automation Co., Ltd., and an Independent Non-executive Director of Guodian Technology & Environment Group Corporation Limited in the last three years. Mr. Yan has been serving as an Independent Non-executive Director of the Company since April 2021.

Supervisors

Ren Ji Dong, male, born in January 1965 (aged 57), Bachelor of Engineering, graduated from Power Engineering Department of Nanjing University of Aeronautics and Astronautics with a bachelor’s degree, majoring in Aircraft Engine Design and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University, and he is a senior engineer and a member of the Chinese Communist Party. Mr. Ren began his career in August 1986. He served as the Deputy Director (deputy general manager) and a member of the Standing Committee of the CPC of Urumqi Civil Aviation Administration (Xinjiang Airlines) and the Deputy General Manager and a member of the Standing Committee of the CPC of Xinjiang Airlines. He acted as the Party Secretary and Deputy General Manager of CSAH Xinjiang Company from June 2004, the Party Secretary and Deputy General Manager of Xinjiang Branch of the Company from January 2005, a member of the Standing Committee of the CPC of the Company from February 2005, Deputy General Manager and a member of the Standing Committee of the CPC of the Company from March 2005, a member of the Standing Committee of the CPC of the Company and the General Manager and Deputy Party Secretary of Xinjiang Branch from January 2007, a member of the Standing Committee of the CPC of the Company from April 2009, Deputy General Manager and a member of the Standing Committee of the CPC of the Company from May 2009 and the Executive Vice President of the Company from July 2018, the Chairman of the Labour Union of CSAH and the Company since August 2021; He served as the employees’ representative director of CSAH since November 2021 and Chairman of the Supervisory Committee of the Company since December 2021. Currently, he also acts as Vice President of Aviation Fuel Branch of China Air Transport Association, Director of China Air Transport Association and Vice Director General of Guangdong Lingnan Fund (廣東省嶺南基金會).

Lin Xiao Chun, male, born in May 1971 (aged 50), graduated from the Peking University Law School with a Bachelor’s degree of laws, majoring in international law. He obtained his Master of Business Administration from the Beijing University of Technology and the City University of the United States and his Executive Master of Business Administration (EMBA) from the Tsinghua University School of Economics and Management. He obtained qualifications as an Enterprise Legal Adviser and a corporate lawyer, and is a member of the Chinese Communist Party. He started his career in July 1995. He served as the Deputy Director of the legal department of the Company in October 2006, the Deputy General Manager of the legal department of China Southern Airlines Company Limited in January 2009, the Deputy Director of the legal department of CSAH and the Deputy General Manager of the legal department of the Company in December 2009, the Director of the legal department of CSAH in May 2013, and the General Manager of the Laws & Standards Division of CSAH and the General Manager of the Laws & Standards Division of the Company in April 2017. He has served as a Supervisor of the Company since May 2019.

Yang Bin, male, born in September 1968 (aged 53), Master of Business Administration. He is a qualified senior accountant and a member of the Chinese Communist Party. He began his career in November 1991. He had been as the Deputy General Manager and the General Manager of the Finance Department of the Company, the General Manager of the Finance Department in CSAH, the General Manager of Hunan Branch of the Company. He served as the General Manager of Audit Department in the CSAH and the Company from August 2021. He served as Supervisor of China Southern Airlines Company Limited since November 2021. Currently he also serves as a Supervisor of Xiamen Airlines Company Limited.

Senior management

Zhang Zheng Rong, male, born in September 1962 (aged 59), has a college degree from Civil Aviation Flight University of China majoring in Aircraft Piloting. He was graduated from Party School of the Central Committee of CPC majoring in economic management with a bachelor’s degree. He also obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is a member of the Chinese Communist Party. He began his career in February 1982. He served as Vice Captain of Third Flight Corps of Civil Aviation Administration, Vice Captain of Fourth Flight Corps and Captain of First Flight Corps of CSAH. From May 2002, he has been the Deputy General Manager of Civil Aviation Administration of the Company and Captain of First Flight Corps of the Company. From November 2002, he has been General Manager of Department of Security Supervision of the Company, as well as General Manager and Deputy Party Secretary of Guangzhou Flight Division of the Company in May 2004. In August 2007, he was appointed as Chief Pilot of the Company and General Manager and Deputy Party Secretary of Guangzhou Flight Division of the Company. From March 2009, he has been Chief Pilot and Director of Aviation Security Department of the Company. Since April 2012, he served as the Chief Pilot, COO Flight Safety and Director of Aviation Security Department of the Company and in July 2012, he served as the Chief Pilot and Aviation Security Minister of CSAH. Since April 2014, he has acted as Chief Pilot, COO Flight Safety and Director of Aviation Security Department of CSAH. Since December 2016, he has been Chief Pilot of CSAH. He has served as Chief Operation Officer of the Company since January 2017. Since November 2017, he has been the President Assistant of CSAH and Chief Operation Officer of the Company. From June 2018, he has been the Vice President, Party Member of CSAH and Chief Operation Officer of the Company. In August 2018, he served as the Executive Vice President of the Company. Since November 2018, he acted as the Executive Vice President, Party Member of CSAH and the Executive Vice President of the Company. Currently, he also serves as the chairman of Guizhou Airlines Company Limited, and Vice President of the fourth Council of Aircraft Owners and Pilots Association of China.

Luo Lai Jun, male, born in October 1971 (aged 50), graduated from Nanjing University of Aeronautics and Astronautics, majoring in Accounting and also obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is a member of the Chinese Communist Party. He began his career in July 1993. He served as the Manager of Finance Department in Shanghai Branch of the Company, Deputy Director of the Purchasing Office in Finance Department of the Company, Deputy Manager and Manager of Finance Department of Guizhou Airlines Company Limited. He has acted as a member of the party committee, Chief Financial Officer and manager of Finance Department of Guizhou Airlines Company Limited in June 2003; Director of Business Assessment Office of the Company in June 2005; Deputy Director of Commercial Steering Committee and General Manager and Party Member of Financing Plan Department of the Company in November 2005; General Manager and Deputy Party Secretary of Freight Department of the Company in February 2009; the General Manager and the Deputy Party Secretary of Dalian Branch of the Company in July 2012; Executive Deputy Director General and the Deputy Party Secretary of Commercial Steering Committee of the Company in November 2016; Director General and the Deputy Party Secretary of Commercial Steering Committee of the Company in August 2017; Executive Vice President and the Party Member of CSAH and Executive Vice President of the Company in March 2019. Currently, he also serves as Chairman of China Southern Airlines Henan Airlines Company Limited, Vice Chairman of Sichuan Airlines Co., Ltd. and Director of TravelSky Technology Limited, Vice President of the fifth Council of China Air Transport Association and Vice Chairman of the seventh Council of China Communications and Transportation Association.

Wu Ying Xiang, female, born in November 1973 (aged 48), graduated from Business Administration Department of Central South University of Technology (中南工業大學) with a bachelor’s degree, majoring in International Accounting and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University, and she is a qualified senior accountant, a certified public accountant, a Chartered Global Management Accountant and a member of the Chinese Communist Party. Ms. Wu began her career in July 1994. She served as assistant minister of Finance Department of China Southern Airlines (Group) Company in March 2001; vice minister of Finance Department of CSAH in September 2005; minister of Finance Department of CSAH in September 2012; the head of Performance Appraisal Management Department of CSAH in February 2017; the General Manager of Comprehensive Performance Appraisal Department of CSAH and the Company in April 2017; the General Manager and Deputy Party Secretary of Shantou Airlines Company Limited in September 2018; Party Secretary and Deputy Director General of the Marketing Management Committee of the Company in October 2019; Party Member of China Southern Air Holding Company Limited in May 2020; the Executive Vice President and Party Member of CSAH as well as the Executive Vice President of the Company in June 2020. Currently, he also serves as vice chairman of China National Aviation Corporation (Hong Kong) Limited and the chairman of Shantou Airlines Company Limited.

Yao Yong, male, born in November 1969 (aged 52), graduated from National Economics and Management College of Sichuan University with a bachelor’s degree of economics, majoring in National Economic Management. He holds a Master of Business Administration degree from University of Electronic Science and Technology of China – Webster University. He is a qualified senior accountant, senior auditor, Chartered Certified Accountant of ACCA and a member of the Chinese Communist Party. He began his career in July 1991. He acted as a member of the Capital Construction Audit Department of Sichuan Provincial Audit Department, a deputy chief member and chief member of the Fixed Assets Investment Audit Department of Sichuan Provincial Audit Department. He acted as the Director of Financial Management Department of Ertan Hydropower Development Co Ltd in March 2003. He served as the deputy chief accountant and director of the Finance Department of Ertan Hydropower Development Co Ltd in July 2007, and the chief accountant and director of the Finance Department of Ertan Hydropower Development Co Ltd in October 2010. He served as the chief accountant of Yalong Hydro (雅礱江流域水電開發有限公司) in November 2012, the Director of Finance Department of State Development and Investment Corporation (renamed as State Development & Investment Corp., Ltd. in December 2017) in June 2017. He has served as the chief accountant and the Party Member of CSAH since March 2021, the Executive Vice President, chief accountant and Chief Financial Officer of the Company since April 2021. Currently, he also serves as Director of China Southern Airlines Overseas (Hong Kong) Co. Ltd. and Chairman of China Southern Airlines Group Finance Company Limited.

Cheng Yong, male, born in April 1962 (aged 59), graduated from Civil Aviation Flight College of China (中國民用航空飛行專科學校) majoring in Aircraft Piloting and Civil Aviation Flight University of China majoring in Wingmanship, with a bachelor’s degree. He obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is a qualified senior pilot and a member of the Chinese Communist Party. He began his career in January 1982. He has been the Deputy Head of Shenyang Chief Flight Corps Team of China Northern Airlines Company (中國北方航空公司瀋陽飛行總隊), vice president of China Northern Airlines Company Tian’e LLC (中國北方航空公司天鵝航空有限責任公司) and president of China Northern Airlines Company Sanya Co., Ltd. (中國北方航空公司三亞有限公司). He served as the General Manager of CSAH Northern Division in November 2004; president and Deputy Party Secretary of Northern Branch of the Company in January 2005; deputy leader of steering group for reorganization of Liaoning Airport Management Group Company, president and Deputy Party Secretary of Northern Branch of the Company in October 2008; deputy leader of steering group for reorganization of Liaoning Airport Management Group Company in January 2009; president and deputy party secretary of Beijing Branch of the Company in April 2009; a member of the Standing Member of Party Committee of the Company and General Manager and Deputy Party Secretary of Beijing Branch of the Company from April 2010; a Standing Member of Party Committee of the Company in July 2017. He has served as Executive Vice President of the Company since August 2018. Currently, he also serves as the chairman of Guangzhou Nanland Air Catering Company Limited, Guangzhou China Southern Airlines China Duty Free Co., Ltd., Shenzhen Air Catering Co., Ltd. and Southern Airlines Ka Yuen (Guangzhou) Aviation Supply Company Limited.

Wang Zhi Xue, male, born in January 1961 (aged 61), has a college degree from Civil Aviation Flight University of China majoring in Aircraft Piloting, and obtained a degree from Civil Aviation Flight University of China majoring in Wingmanship, and is a qualified senior pilot and a member of the Chinese Communist Party. Mr. Wang began his career in February 1981. Mr. Wang successively served as the Deputy Chief Pilot and Director of the Flight Safety Technology Department of Shantou Airlines Company Limited of CSAH, Deputy Chief Pilot and Manager of the Flight Safety Technology Division of Shantou Airlines Company Limited of CSAH. He also acted as the Deputy General Manager of Shantou Airlines Company Limited of CSAH from June 2002, and the General Manager of the Flight Management Division of the Company from October 2004, and the General Manager and Deputy Party Secretary of Guangzhou Flight Division of the Company from February 2009. Mr. Wang has been Chief Pilot and a member of the Standing Committee of the CPC of the Company from July 2012, and Executive Vice President, Chief Pilot and a member of the Standing Committee of the CPC of the Company from August 2012. He has been Executive Vice President and a member of the Standing Committee of the CPC of the Company from December 2016. He has been Executive Vice President of the Company from July 2018. Currently, he also serves as Vice Chairman, President and Legal Representative of Xiamen Airlines Company Limited and a member of the twelfth Committee of the Chinese People’s Political Consultative Conference of Fujian Province.

Su Liang, male, born in April 1962 (aged 59), graduated from the University of Cranfield, United Kingdom with a master’s degree majoring in Air Transport Management, and is an engineer and a member of the Chinese Communist Party. Mr. Su began his career in December 1981. He successively served as Deputy General Manager of the Flight Operations Division, Deputy General Manager and Manager of Planning and Management Division of CSAH Shenzhen Company. Mr. Su was the Secretary to the Board of the Company from July 2000, the Secretary to the Board and Director General of Company Secretary Office of the Company from December 2003, the Secretary to the Board, Deputy Director General and Party Member of Commercial Steering Committee of the Company from November 2005, the Secretary to the Board and Director General of Company Secretary Office and Deputy Director General and Party Member of Commercial Steering Committee of the Company from February 2006. Mr. Su has been the Chief Economist of the Company since December 2007. For now, he also serves as Chairman of Southern Airlines Culture and Media Co., Ltd.

Chen Wei Hua, male, born in October 1966 (aged 55), graduated from the School of Law of Peking University with a bachelor’s degree, majoring in Law and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University, and is an economist, a qualified lawyer in the PRC, a qualified corporate legal counselor and a member of the Chinese Communist Party. Mr. Chen began his career in July 1988. He successively served as Deputy Director of Legal Department of China Southern Airlines (Group) Corporation, Deputy Director of the Office (Director of the Legal Division) of the Company and China Southern Airlines (Group) Corporation. Mr. Chen was the Chief Legal Adviser of the Company and Director of the Legal Division of the Company from June 2004. Mr. Chen has been the Chief Legal Adviser and General Manager of the Legal Division of the Company since October 2008. He has served as Chief Legal Adviser of the Company since April 2017. For now, he also acts as Director of the Board of Xiamen Airlines Company Limited.

Li Shao Bin, male, born in April 1964 (aged 57), graduated with a college degree from Chinese Language and Literature of Xiangtan Teachers’ College, and obtained a university degree from the Party School of the Central Committee of Communist Party of China majoring in economics and management. He is an expert of political science and a member of the Chinese Communist Party. He began his career in July 1984. He was an officer of Public Relationship Section of Political Department of the Hunan Bureau of Civil Aviation Administration, the Senior Staff Member of Publicity Division of Political Department of the Guangzhou Bureau of Civil Aviation Administration and the Principal Staff Member of Publicity Department of the Company. He served as the Deputy Director of Publicity Department of the China Southern Airlines (Group) Company in September 1994. He had been the Director of Political Division of Flight Department of the Company from December 1999. Mr. Li was the Deputy Party Secretary of Flight Department and Director of Political Division of the Company from May 2002. Subsequently, he was appointed as the Party Secretary of Guangzhou Flight Operations Division of the Company from May 2004. Mr. Li served as the Party Secretary and Vice President of Guangzhou Flight Operations Division of the Company from March 2006. Mr. Li has been the Chairman of the Labour Union of the Company since August 2012 and the Executive Director of the Company since January 2013. Mr. Li served as the President and Deputy Party Secretary of the Training Centre of the Company since April 2017. Mr. Li also has been the Chief Training Officer of the Company since June 2019.

Xie Bing, male, born in September 1973 (aged 48), graduated from Nanjing University of Aeronautics and Astronautics, majoring in Civil Aviation Management. He subsequently received a master’s degree of business administration from the Management School of Jinan University, a master’s degree of business administration (international banking and finance) from the University of Birmingham, Britain and a MBA, an Executive Master of Business Administration (EMBA) degree from Tsinghua University, respectively. Mr. Xie is a Senior Economist. Mr. Xie has the qualification for the Secretary to the Board of companies listed on the Shanghai Stock Exchange and also has the qualification for Company Secretary of companies listed on the Stock Exchange. Mr. Xie is a fellow member and FCS of The Hong Kong Chartered Governance Institute and a member of the Chinese Communist Party. Mr. Xie began his career in July 1995. He successively served as the Assistant of the Secretary to the Board of the Company, and the Executive Secretary of the General Office of CSAH. Mr. Xie has been the Secretary to the Board and Deputy Director of the Company Secretary Office from November 2007. From December 2009, Mr. Xie has been the Secretary to the Board and Director of the Company Secretary Office of the Company. From April 2017, he has been the Secretary to the Board of the Company, Director of the Company Secretary Office of the Company. For now, he also acts as Chairman of China Southern Airlines Group Capital Holding Limited (中國南航集團資本控股有限公司) and Chairman of CSA International Finance Leasing Co., Ltd., Deputy President of Central Enterprises Overseas Students Sodality (中央企業留學人員聯誼會), a Council Member of The Hong Kong Charted Governance Institute, Deputy Director of Secretary Committee of China Association for Public Companies, a committee member of the board secretaries committee for The Listed Companies Association of Guangdong and Vice President’s representative of China Group Companies Association.

Feng Hua Nan, male, born in November 1962 (aged 59), graduated with a college degree from China Civil Aviation Flying College, majoring in Aircraft Piloting, and obtained a master’s degree in Aeronautical Engineering from School of Automation Science and Electrical Engineering of Beijing University of Aeronautics and Astronautics and an Executive Master of Business Administration (EMBA) from Tsinghua University. He is a qualified senior pilot and a member of the Chinese Communist Party. Mr. Feng began his career in January 1983. He successively served as the Director of Zhuhai Flight Training Centre of China Southern Airlines (Group) Company and the Deputy General Manager of Flight Operation Division of the Company. He was the General Manager of Flight Safety Technology Department from December 1999, and the General Manager of Flight Technology Management Department of the Company from November 2002. Mr. Feng also served as the Party Secretary and Deputy General Manager of Guizhou Airlines Company Limited from September 2004, and then served as the General Manager and Deputy Party Secretary of Guizhou Airlines Company Limited from February 2006. He has been the COO Flight Safety of the Company since August 2014. For now, he also acts as Vice Chirman of China Airline Pilots Association, Expert of Guangzhou Airport Smart Tank (廣州空港智庫專家), Council Member of China Occupational Safety and Health Associatio, Member of the fifth Council China Air Transport Association and head of Safety Management Committee of China Air Transport Association.

Luo Ming Hao, male, born in September 1962 (aged 59), graduated from the Civil Aviation Flight College of China majoring in Aircraft Piloting. He graduated with a master’s degree from the Party School of Hunan Provincial Committee (湖南省委黨校) majoring in economics. He obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University. He is Second Class Pilot (二級飛行員) and a member of the Chinese Communist Party. He began his career in July 1982. He served as the deputy general manager of the flight division of Hunan Branch of CSAH and deputy general manager of Bei Hai Sales Department of Hunan Branch of CSAH, general manager of Bei Hai Sales Department in Hunan Branch of the Company. He served as the deputy general manager of Hunan Branch of the Company in May 2002, General Manager and Deputy Party Secretary of the Cabin Department of the Company in December 2006. He acted as General Manager and Deputy Party Secretary of Dalian Branch of the Company in December 2010, General Manager and Deputy Party Secretary of Guangzhou Flight Department of the Company in July 2012. He has been Chief Pilot of the Company since March 2018. For now, he also serves as Chairman of Zhuhai Xiang Yi Aviation Technology Company Limited.

Zhu Hai Long, male, born in December 1963 (aged 58), graduated from Civil Aviation Flight College of China (中國民用航空飛行專科學校) majoring in Aircraft Piloting and possesses post-secondary qualifications. He graduated from the Flight College of Civil Aviation Flight University of China, majoring in aviation transportation with an on-job bachelor’s degree. Mr. Zhu holds the title of First Class Pilot and a member of the Chinese Communist Party. He began his career in January 1983,. He was a pilot of the 15th Fleet of CAAC (民航第十五飛行大隊), a pilot in the Flight Department of CSA Hainan (南航海南公司), vice-captain of the Second Squadron, leader of the B737 Squadron, the deputy general manager and general manager of the Flight Department. He served as general manager’s assistant and general manager of Haikou Flight Department in Hainan Branch of the Company. He served as deputy general manager and a member of the Party Committee of Shantou Airlines Company Limited in June 2007; deputy general manager, manager of the Flight Department and a member of the Party Committee in Hubei Branch of the Company in March 2013; deputy general manager and a member of the Party Committee in Shenzhen Branch of the Company in September 2015; deputy general manager and Deputy Party Secretary of Guangzhou Flight Division of the Company in February 2018; the head of Chief Flight Corps Team and Deputy Party Secretary of the Company in May 2018. Since December 2020, he has been the Chief Operation Officer of the Company.

Wu Rong Xin, male, born in January 1972 (aged 50), graduated from the China Civil Aviation Institute with a bachelor’s degree, majoring in thermal power machinery and equipment. He also obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is a member of the Chinese Communist Party. He began his career in July 1994. He served as Manager of Finance Department of Aircraft Engineering Department of China Southern Airlines Company Limited. In June 2008, he served as the Chief Financial Officer and Party Member of Guangzhou Aircraft Maintenance Engineering Co., Ltd., and Executive Vice President and Deputy Party Secretary of Guangzhou Aircraft Maintenance Engineering Co., Ltd. in April 2011. He served as Director of Planning and Investment Department of China Southern Air Holding Company Limited in November 2016, General Manager of Strategic Planning & Investment Division of China Southern Air Holding Company Limited and China Southern Airlines Company Limited in April 2017, General Manager of Aircraft Engineering Department and Deputy Party Secretary of China Southern Airlines Company Limited in March 2021, and General Manager and Deputy Party Secretary of Engineering Technology Branch (Aircraft Engineering Department) of China Southern Airlines Company Limited in September 2021. He has served as Chief Engineer of China Southern Airlines Company Limited since January 2022. Currently, he also acts as Director of China Aviation Supplies Co., Ltd., Chairman of Guangzhou Aircraft Maintenance Engineering Co., Ltd., Director of MTU Maintenance Zhuhai Co., Ltd., and the Vice Chairman of Civil Aviation Maintenance Association of China.

Save as disclosed above, none of the above Directors, Supervisors or senior management of the Company has any relationship with any Directors, Supervisors, senior management or substantial shareholders of the Company.

II.	Staff of the Company and Major Subsidiaries

As of 31 December 2021, the Group had an aggregate of 98,098 employees (31 December 2020: 100,431).

Number of current staff in the Company (by person)	Number of current staff in major subsidiaries (by person)	Total number of current staff (by person)
61,677	36,421	98,098

1.	Professions Composition

Categories by profession	Number of professionals (by person)
Pilots	11,305
Cabin attendants (including part-time security personnel)	21,216
Air marshals	3,685
Engineering unit	15,979
Navigation unit	2,319
Passenger transportation unit	7,887
Cargo transportation unit	5,572
Ground services unit	11,475
Information unit	1,788
Financial unit	1,782
Others	15,090

Total	98,098

2.	Educational Level

Categories by education levels	Number (by person)
Postgraduates	4,283
Undergraduates	52,160
Junior college	28,201
Technical School or below	13,454

Total	98,098

3.	Emolument Policy of Employees

During the reporting period, in order to cope with the impact of the COVID-19 pandemic and achieve high-quality development, the Company formulated management measures for the filing system of total salary, and optimized the mechanism of linking total salary with market-based accounting. It continued to promote the downward penetration of total salary, and increased incentives for key positions and encourage employees to strive for excellence. The Company established and improved a market-oriented selection and employment mechanism as well as a incentive and restraint mechanism to promote the contractual management of the tenure system. It completed the signing of tenure contracts in more than 50 secondary units, and achieved the goal of linking performance with results. The Company formulated and improved a series of subsidy policies for front-line employees, such as subsidies for quarantine and pandemic prevention, which showed our care and love for the workforce. The Company actively explored medium and long-term incentive plans, and issued guidelines for the work on incentive mechanism of the Company. It built a “1+N” multi-dimensional incentive mechanism system to stimulate the vitality of the enterprise.

During the reporting period, details of the remuneration of the staff of the Company are set out in note 13 to the financial statements prepared under IFRSs.

4.	Training Plan

In 2022, the Company will follow the general idea of “adhering to five major developments, implementing five major strategies, promoting six major actions, and realizing six major transformations” to strive for high-quality development. It will practise the core concept of “training supports strategy, training creates value” to comprehensively strengthen the building of cadre and employee training system, promote the ability of cadre and staff, and provide sufficient talent guarantee for the safe and efficient operation of the Company. The Company will continue to optimize the training management system, carry out various employee training, enrich the training forms by combining online and offline methods, and accelerate the establishment of a training quality evaluation system. It will deepen the integration of production and education, promote the construction of market-oriented training mechanism, and achieve high-quality training. The Company will mainly advance the training of management trainees, CSA cloud T digital talent training, new employee training in various systems, annual pilot retraining, basic license training and professional and technical training for maintenance personnel, retraining for dispatchers, training for familiarization with international operations, regular retraining for flight attendants, emergency drills, training for aircraft transfer, and regular training for aviation safety officers.

5.	Information on Labor Outsourcing

Total hours of outsourced labor	Total pay for outsourced labor (RMB)
40.36 million hours	2,562.55 million

CORPORATE GOVERNANCE REPORT

The Company, according to the requirements of relevant laws and regulations, such as Company Law, Securities Law, and Articles of Association has set up its corporate governance systems consisted of general meeting, the Board, Supervisory Committee and operational management. This forms the Company’s operation mechanism based on which the Company’s organ of authority, decision-making body, supervisory body and executive body cooperate, coordinate and interact mutually. There was no material difference between the Company’s actual governance conditions and the requirements of normative documents, such as Code of Corporate Governance for Listed Companies in China released by the CSRC. The Company, according to domestic and international regulatory requirements, constantly modified and improved the Articles of Association and related rules to standardize its operation.

It is the firm belief of the Company that a good and solid corporate governance framework is an important foundation for ensuring the sustainable development of the Company and enhancing shareholders’ value. The Company has always been striving to strictly comply with the regulatory requirements of the CSRC, the SSE, the Stock Exchange, the New York Stock Exchange and the United States Securities and Exchange Commission, and is committed to attaining and maintaining high standards of corporate governance and adopts principles of corporate governance emphasizing a quality board, accountability to all stakeholders, open communication and fair disclosure.

Corporate Governance Code

The Board has reviewed the corporate governance practices of the Company, and considers that the Company has applied the principles of the corporate governance practices and adopted sound governance and disclosure practices accordingly. Except for the deviations disclosed in this report, the Group has complied with the code provisions of the Corporate Governance Code as set out in Appendix 14 to the Listing Rules for the year ended 31 December 2021.

The corporate governance practices adopted by the Company are summarized below.

System Construction

The Company strictly follows the regulatory requirements of the place where it is listed to constantly improve the Articles of Association and related governing rules. During the reporting period, the Company revised the Articles of Association of China Southern Airlines Company Limited, the Procedural Rules of the Board of Directors of China Southern Airlines Company Limited, the Measures on the Authorization Management of the Board of Directors of China Southern Airlines Company Limited and the Information Disclosure Management System for Listed Companies of China Southern Airlines Company Limited in accordance with the regulatory rules.

Controlling Shareholder

The controlling shareholder of the Company is CSAH, one of the central enterprises supervised by the SASAC, and there is no competition between CSAH and the Company. The controlling shareholder of the Company has regulated itself and has not directly or indirectly interfered with the decision making and business activities of the Company beyond the general meeting.

During the reporting period, Mr. Han Wen Sheng, President of the Company, served as the president of CSAH, Mr. Zhang Zheng Rong, Mr. Luo Lai Jun, and Ms. Wu Ying Xiang, Executive Vice Presidents of the Company, served as Executive Vice Presidents of CSAH, and Mr. Yao Yong, Executive Vice President, chief accountant and Chief Financial Officer of the Company, served as Chief Accountant of CSAH. The Regulatory Department of Listed Companies of the CSRC has agreed to exempt the restrictions on concurrent positions for aforementioned senior management. The independent Directors of the Company unanimously believed that the Company and CSAH were able to strictly require and regulate the performance of duties of the senior management of the Company, namely Mr. Han Wen Sheng, Mr. Zhang Zheng Rong, Mr. Luo Lai Jun, Ms. Wu Ying Xiang and Mr. Yao Yong in accordance with relevant regulatory regulations in 2021, and ensure that they executed due care and diligence, gave priority to fulfilling their duties as the Company’s senior management, and earnestly safeguarded the legitimate rights and interests of the Company and minority shareholders. These senior management of the Company, namely Mr. Han Wen Sheng, Mr. Zhang Zheng Rong, Mr. Luo Lai Jun, Ms. Wu Ying Xiang and Mr. Yao Yong, strictly followed the Company Law, the Securities Law and relevant laws and regulations of the place of listing, diligently discharged their responsibilities, and earnestly fulfilled their commitments. They did not damage the legitimate rights and interests of the Company and minority shareholders due to holding the abovementioned concurrent positions.

The General Meeting

The general meeting of the Company is the top organ of authority and exercise all of its powers and functions legally. The Company strictly followed the requirements of laws, regulations, the Articles of Association, and the Rules of Procedures for General Meeting, and etc. to conduct all work of the general meeting and fully secure shareholders to legally exercise their rights of shareholders. During the reporting period, the Company held 3 general meetings and engaged lawyers to witness the convening procedures of the general meeting. Such procedures were legal and effective and ensured all shareholders, especially minority shareholders, to participate in decision to fairly exercise their rights by online voting at the general meeting, without causing damage to the benefits of the minority shareholders.

The Board

The Board is the decision-making body of the Company and accountable to the General Meeting of Shareholders. Within the scope of its functions and powers stipulated in the Articles of Association, it shall formulate the Company’s development strategies in accordance with the procedures stipulated in the Rules of Procedure of the Board. In addition, it shall supervise the implementation of the operation and management and the financial performance, and provide recommendations on appointment of directors and senior management. It shall also make decisions on major contracts, transactions, financial matters as well as other major policies. The Board reasonably authorized management according to law, which improved the level of decision-making and the efficiency of discussion, and promoted the development of the Company’s production and operation.

At present, the Company has 6 Directors, including 2 executive Directors and 4 independent non-executive Directors. The number of independent non-executive Directors accounts for more than half of the Board. In 2021, the Board of the Company operated in accordance with the law and held 14 Board meetings, including 5 on-site meetings and 9 extraordinary meetings. The decision-making procedures and contents of the proposals of the Board meetings complied with the requirements of the Listing Rules, the Articles of Association and relevant laws and regulations. Resolutions approved at such meetings were legal and effective.

The major issues which were brought before the Board for their decisions included:

1.	Direction of the operational strategies of the Group;

2.	Setting the policies relating to key business and financial objectives of the Company;

3.	Monitoring the performance of the management;

4.	Approval of material acquisitions, investments, sales, disposal of assets or any significant capital expenditure of the Group;

5.	Ensuring a prudent and effective internal control system; and

6.	Review of the financial performance and results of the Company.

As of 31 December 2021, the members of the 9th session of the Board comprise two executive Directors and four independent non-executive Directors. All of the Directors have a term of three years. The brief biographical details of the Directors are set out on pages 90 to 92 of this Annual Report.

The Board held 14 meetings in 2021, all of which were convened in accordance with the Articles of Association. The Company held 3 general meetings in 2021, the Directors actively participated general meeting in person and have been doing their best to develop a balanced understanding of the views of shareholders of the Company.

The attendance of each Director is as follows:

Name of Directors	Attendance of Board Meetings							Attendance of General Meetings
	Whether independent non-executive Director or not	Number of meetings that required attendance	Number of meetings attended in person	Number of meetings participated by way of conference communication	Number of meetings attended by proxy	Number of meetings absent	Absence in two consecutive meetings	Attendance	Number of general meetings attendance	Attendance
Ma Xu Lun	No	14	4	9	1	0	No	100%	3	100%
Han Wen Sheng	No	14	4	9	1	0	No	100%	3	100%
Liu Chang Le (Appointed on 30 April 2021)	Yes	10	4	6	0	0	No	100%	2	100%
Gu Hui Zhong	Yes	14	5	9	0	0	No	100%	3	100%
Guo Wei (Appointed on 30 April 2021)	Yes	10	4	6	0	0	No	100%	2	100%
Yan Andrew Y (Appointed on 30 April 2021)	Yes	10	3	6	1	0	No	100%	1	100%
Zheng Fan (Retired on 30 April 2021)	Yes	4	0	3	1	0	No	100%	1	100%
Tan Jin Song (Retired on 30 April 2021)	Yes	4	1	3	0	0	No	100%	1	100%
Jiao Shu Ge (Retired on 30 April 2021)	Yes	4	1	3	0	0	No	100%	1	100%

Meetings of the Board held during the year	14
Of which: number of meetings attended in person	5
Number of meetings held by way of conference communication	9
Number of meetings held by combination of attendance in person and by way of conference communication	0

The experience and views of our independent non-executive Directors are held in high regard and serve as an effective guidance for the operation of the Group. The independent non-executive Directors provide the Group with a wide range of expertise and experience and bring in independent judgment on issues relating to the Group’s strategy, performance and management process, taking into account the interests of all shareholders. The independent non-executive Directors represent more than one-third of the Board. Independent non-executive Directors, Tan Jin Song (retired on 30 April 2021) and Gu Hui Zhong (appointed on 30 April 2021), have the appropriate professional qualifications of accounting or related financial management expertise under Rule 3.10 of the Listing Rules. In addition, pursuant to the guidelines on independence as set out in Rule 3.13 of the Listing Rules, the Company has received an annual independence confirmation from each independent non-executive Director and considers that all the independent non-executive Directors are independent. In addition, their extensive experiences in business and finance are very important to the Company’s successful development. In 2021, the independent non-executive Directors expressed their views and opinions about certain matters relevant to the shareholders and the Company as a whole at the Board meetings.

The Board has adopted a board diversity policy setting out the approach to diversity of members of the Board. The summary of the board diversity policy are as follows: The Company recognises and embraces the benefits of diversity of Board members. It endeavours to ensure that the Board has a balance of skills, experience and diversity of perspectives appropriate to the requirements of the Company’s business. All Board appointments will continue to be made on a merit basis with due regard for the benefits of diversity of the Board members. Selection of candidates will be based on a range of diversity perspectives, including but not limited to gender, age, cultural and educational background, experience (professional or otherwise), skills and knowledge. The ultimate decision will be made upon the merits and contribution that the selected candidates will bring to the Board.

Directors

The members of the Board come from different industrial backgrounds, with rich experiences and professional knowledge as to financial accounting, investment strategies, corporate cultures, corporate governance, and etc. Each Director serves a three-year term of office and may be re-elected to a consecutive second term, but by principle only up to 2 consecutive terms in the case of independent non-executive Director. There is no major related relations among all Directors, including in terms of finance, business, relatives or others. All Directors may obtain from the Secretary to the Board the related information on the regulations a listed company’s Directors must observes and their regulatory and other consistent responsibilities and the latest developments in such aspects, so as to ensure Directors understand their duties and secure the procedures of the Board are executed and applicable laws and regulations are properly observed. The Company’s independent non-executive Directors work diligently and conscientiously, and actively attend meetings of the Board and its committees, express independent opinions about connected transactions, external guarantees, cash dividends, non-public issuance of shares, appointment and removal of Directors and senior management and many other affairs, and give constructive advice and suggestions on the Company’s production, operation, and debt restructuring. During the reporting period, at the 2021 first extraordinary general meeting of the Company on 30 April 2021, Mr. Ma Xu Lun and Mr. Han Wen Sheng were elected as the executive Directors of the 9th session of the Board, Mr. Liu Chang Le, Mr. Gu Hui Zhong, Mr. Guo Wei and Mr. Yan Andrew Y were elected as independent non-executive Directors of the 9th session of the Board. On 30 April 2021, the Board of the Company elected Mr. Xa Xu Lun as Chairman of the Company. On 22 June 2021, the Board of the Company elected Mr. Han Wen Sheng as the Vice Chairman of the Company.

Continuous Professional Development of Directors

All Directors of the Company receive comprehensive, formal and tailored induction on appointment, so as to ensure understanding of the business and operations of the Group and Directors’ responsibilities and obligations under the Listing Rules and relevant regulatory requirements.

Directors of the Company are continually updated on developments in the statutory and regulatory regime, and the business and market changes to facilitate the discharge of their responsibilities and obligations under the Listing Rules and relevant statutory requirements. In addition, continuing briefings and professional development for Directors will be arranged as necessary.

During the year of 2021, the Company has provided updates and coordinated training on the Listing Rules and relevant regulatory requirements to all Directors. All Directors have provided to the Company records indicating that they have received required training.

All Directors of the Company as at 31 December 2021 actively participated in continuous professional training, by attending external seminars, attending in–house training or reading materials, with the topics covering regulations, corporate governance, finance and business, to develop their knowledge and skills.

Chairman and President

The Chairman is the leader of the Board and he oversees the Board to ensure that it acts in the best interests of the Group. The Chairman is responsible for deciding the agenda for each Board meeting, taking into account, where appropriate, matters proposed by other Directors for inclusion in the agenda. In addition, the Chairman is also responsible for guiding and setting the overall development goals and direction of the business of the Company. The President, assisted by the Executive Vice President, is responsible for the day-to-day management of the business of the Group, attends to the formulation and successful implementation of policies, and assumes full accountability to the Board for all operations of the Group. Working with the Executive Vice President and the executive management team of each core business division, the President ensures the effective operations and sustained development of the Group. The president maintains a continuing dialogue with the Chairman and all Directors to keep them fully informed of all major business development issues. He is also responsible for building and maintaining an effective executive team to support him in his role.

Mr. Wang Chang Shun has resigned as the Chairman of the Board of the Company, the Executive Director, the chairman of the Strategic and Investment Committee of the Board and the member of the Nomination Committee of the Board with effect from 21 December 2020 due to his retirement. At the same day, the Board also announced that it has approved the appointment of Mr. Ma Xu Lun (vice chairman and President of the Company) as the Chairman of the 8th session of the Board. As Mr. Ma Xu Lun was both Chairman and President of the Company, the Company was temporarily unable to comply with provision A.2.1 of the Corporate Governance Code regarding the distinction between the roles of Chairman and President. Nevertheless, having considered that (i) the co-performance of the duties of the Chairman and the President is a temporary arrangement pending election and appointment of a candidate to fill vacancy of the president position; and (ii) the Board meets regularly and whenever needed to consider matters relating to business operations of the Group, the Board is of the view that this temporary arrangement will not impair the balance of power and authority of the Board and the management of the Company. The effectiveness of corporate planning and implementation of corporate strategies and decisions will not be affected. On 22 June 2021, Mr. Han Wen Sheng was appointed by the Board as the President of the Company, and Mr. Ma Xu Lun resigned as the President of the Company. As a result, the Chairman and President of the Company have been assumed by different individuals, and the Company has resumed compliance with the code provisions set out in provision A.2.1 of the Corporate Governance Code.

Supervisory Committee

The Company’s Supervisory Committee is consisted of the shareholder representative supervisors who are elected and removed by the general meeting, and staff representatives supervisors who are elected by the Company’s employee representatives. Currently, the Supervisory Committee consists of 3 supervisors, of which, 2 are shareholder representative supervisors, and 1 is employee representative supervisor. The Supervisory Committee has 1 chairman. None of the Company’s Directors, President, Vice President or the responsible financial persons serve concurrently as supervisors. The Supervisory Committee of the Company strictly follows the requirements of laws and regulations, Articles of Association, and Rules of Procedures of the Supervisory Committee to standardize its operation. The supervisors of the Company work diligently, honestly, actively attend meetings of the Supervisory Committee, sit in on the general meetings and the Board meeting, legally supervise the decision-making mechanism of the Company’s connected transactions, profit distribution, external guarantees, non-public offering, and many other major affairs, as well as the performance of duties of the Company’s Directors and senior management. In addition, they also receive the report on the preparation and audit work of the financial reports, and actively understand the construction and execution of the Company’s internal control systems. During the reporting period, the Supervisory Committee convened a total of 5 on-site meetings and 2 extraordinary meetings. Meanwhile, it audited, as per the requirements of the Company Law, Articles of Association, Rules of Procedures of the Supervisory Committee, the Company’s major affairs, such as, the Company’s compliance, periodical reports, financial work, profit distribution, connected transactions, internal control, and gave audit opinions.

Board Committees

The Board of the Company has put in place an Aviation Safety Committee, a Strategic and Investment Committee, an Audit and Risk Management Committee, a Nomination Committee and a Remuneration and Assessment Committee. The number of independent non-executive directors accounted for more than a half in each committee, of which three members of Audit and Risk Management Committee are all independent non-executive directors and chairman is a senior accountant. The chairman of Remuneration and Assessment Committee and Nomination Committee shall be an independent non-executive director. Each committee under the Board of the Company has set up the working rules and strictly carried out the work according to the working rules. Each committee will conduct in-depth studies on professional issues, and make recommendations for the Board. Further details of the roles and functions and the composition of each of the committees are set out below:

Aviation Safety Committee

The Aviation Safety Committee comprises three members and chaired by Mr. Ma Xu Lun (executive Director), together with Mr. Han Wen Sheng (executive Director) and Mr. Guo Wei (independent non-executive Director) as members.

The Aviation Safety Committee held 2 meetings in 2021, which was held according to its rules and procedures, and considered a report on the 2021 safety production and operation plan of the Company, safety production and operation in the first half of the year and work plan for the second half of the year. The attendance of each member is as follows.

Members of Aviation Safety Committee	(No. of meeting) Attended/Eligible to attend
Ma Xu Lun (Chairman)	2/2
Han Wensheng (Appointed on 30 April 2021)	1/1
Guo Wei (Appointed on 30 April 2021)	1/1
Zheng Fan (Retired on 30 April 2021)	1/1
Tan Jin Song (Retired on 30 April 2021)	1/1

Strategic and Investment Committee

As at 31 December 2021, the Strategic and Investment Committee comprises three members and chaired by Mr. Ma Xu Lun (executive Director) together with Mr. Liu Chang Le (independent non-executive Director) and Mr. Gu Hui Zhong (independent non-executive Director) as members.

The Strategic and Investment Committee held 1 meeting in 2021, which was held according to its rules and procedures, and considered a report on the implementation of the major strategic investment matters of the Company. The attendance of each member is as follows.

Members of Strategic and Investment Committee	(No. of meetings) Attended/Eligible to attend
Ma Xu Lun (Chairman) (Appointed on 30 April 2021)	1/1
Liu Chang Le (Appointed on 30 April 2021)	0/0
Gu Hui Zhong	1/1
Jiao Shu Ge (Retired on 30 April 2021)	1/1

Audit and Risk Management Committee

The Audit and Risk Management Committee comprises three independent non-executive Directors. As at 31 December 2021, the Audit and Risk Management Committee was chaired by Mr. Gu Hui Zhong (independent non-executive Director) together with Mr. Guo Wei (independent non-executive Director) and Mr. Yan Andrew Y (independent non-executive Director) as the members of the Audit and Risk Management Committee. Among them, Mr. Gu Hui Zhong possesses the appropriate professional qualifications or accounting or financial management expertise to understand financial statements. The Audit and Risk Management Committee has been provided with sufficient resources to discharge its duties and has access to independent professional advice if necessary.

The terms of reference of the Audit and Risk Management Committee of the Company are in compliance with the provision of C.3.3 of the Corporate Governance Code, and applicable policies, rules and regulations that the Company is subject to. The details of the roles and functions of the Audit and Risk Management Committee are set out in the Terms of Reference of Audit and Risk Management Committee of the Company which has been published on the websites of the Stock Exchange and the Company at “www.hkexnews.hk” and “www.csair.com”. In 2021, the Audit and Risk Management Committee carried out the work, among other things, considering the appointment of auditors, reviewing the Company’s regular report, related transactions, hedging plan, debt financing plan, non-public issuance of shares, reviewing the efficiency of risk management and internal control system of the Company and reviewing the internal audit plan, etc.

The Audit and Risk Management Committee held 7 meetings in 2021. The Audit and Risk Management Committee has performed all its obligations under its terms of reference. The attendance of each member of the Audit and Risk Management Committee is as follows:

Members of the Audit and Risk Management Committee	(No. of meetings) Attended/Eligible to attend
Gu Hui Zhong (Chairman)	7/7
Tan Jin Song (Chairman) (Retired on 30 April 2021)	2/2
Guo Wei (Appointed on 30 April 2021)	5/5
Yan Andrew Y (Appointed on 30 April 2021)	5/5
Jiao Shu Ge (Retired on 30 April 2021)	2/2

The Audit and Risk Management Committee reviewed the performance, independence and objectivity of the Company’s auditors and was satisfied with the results.

The Audit and Risk Management Committee concludes that the independence of the auditors of the Company has not been compromised by non-audit services provided for the Group.

At 2020 annual general meeting of the Company, the Company has considered and approved the appointment of KPMG Huazhen LLP to provide professional services to the Company for its domestic financial reporting and internal control reporting, U.S. financial reporting and internal control for the year 2021 and appointment of KPMG to provide professional services to the Company for its Hong Kong financial reporting for the year 2021.

The following table sets forth the type of, and fees (VAT tax inclusive) for, the principal audit services and non-audit services provided by the Company’s external auditor to the Group in 2020 and 2021:

	2021 RMB Million	2020 RMB Million
Audit fees	14	17
Non-audit fees	1	3

Total	15	20

Note 1:	The total audit fees included the audit fees of RMB1 million (VAT tax inclusive) regarding the statutory audit services for certain subsidiaries of the Group for the year ended 31 December 2021.

Note 2:	Non-audit fees are mainly derived from tax advisory services to the Group.

Remuneration and Assessment Committee

As at 31 December 2021, the Remuneration and Assessment Committee comprises three members and chaired by Mr. Guo Wei (independent non-executive Director) together with Mr. Han Wen Sheng (executive Director) and Mr. Gu Hui Zhong (independent non-executive Director) as members.

The main responsibilities of the Remuneration and Assessment Committee are to make recommendations to the Board on the remuneration policy, structure and packages for Directors and senior management of the Company, and to establish regular and transparent procedures on remuneration policy development and improvement. In particular, the Remuneration and Assessment Committee has the duty to ensure that the Directors or any of their associates shall not be involved in the determination of their own remuneration packages. The details of the roles and functions of the Remuneration and Assessment Committee are set out in the Terms of Reference of Remuneration and Assessment Committee of the Company which has been published on the websites of the Stock Exchange and the Company at “www.hkexnews.hk” and “www.csair.com”.

The Remuneration and Assessment Committee held 2 meetings in 2021, which were held according to its rules and procedures. The meetings reviewed the resolutions including the performance contract for senior management and remuneration realization, realization of annual remuneration of senior management. The attendance of each member is as follows.

Members of Remuneration and Assessment Committee	(No. of meetings) Attended/Eligible to attend
Han Wen Sheng	2/2
Guo Wei (Chairman) (Appointed on 30 April 2021)	2/2
Gu Hui Zhong (Appointed on 30 April 2021)	2/2
Zheng Fan (Retired on 30 April 2021)	0/0

The Remuneration and Assessment Committee consulted, when appropriate, the Chairman and/or the President about its proposals relating to the remuneration of other executive Directors. The Remuneration and Assessment Committee is provided with sufficient resources to discharge its duties and professional advice is available if necessary. The Remuneration and Assessment Committee is also responsible for assessing performance of executive Directors and approving the terms of executive Directors’ service contracts. The Remuneration and Assessment Committee has performed all its responsibilities under its terms of reference in 2021.

Nomination Committee

As at 31 December 2021, the Nomination Committee comprises three members and chaired by Mr. Gu Hui Zhong (independent non-executive Director) together with Mr. Ma Xu Lun (executive Director) and Mr. Liu Chang Le (independent non-executive Director) as members.

The responsibilities of the Nomination Committee are to make recommendations to the Board in respect of the size and composition of the Board based on the operational activities, assets and shareholding structure of the Company; study the selection criteria and procedures of Directors and senior management and give advice to the Board by consideration of the board diversity policy; identify qualified candidates for Directors and senior management; investigate and propose candidates for Directors and senior management and other senior management members to the Board.

In accordance with relevant laws and regulations as well as the provisions of the Articles of Association, the Nomination Committee shall study on the selection criteria, procedures and terms of office for Directors and managers with reference to the Company’s actual situation and the board diversity policy. Any resolution made in this regard shall be filed and proposed to the Board for approval and shall be implemented accordingly. The selection procedures of Directors and senior management are (1) the Nomination Committee shall actively communicate with the relevant departments of the Company to research on the demand of the Company for new Directors and senior management and report the same in writing; (2) the Nomination Committee may extensively look for the candidates of Directors and senior management within the Company and its controlled (associated) companies as well as in the market; (3) to obtain information regarding the occupation, academic qualification, job title, detailed working experience and all the part-time positions of the initially proposed candidates and to report the same in writing; (4) to seek the nominees’ acceptance on nomination, otherwise he or she shall not be put on the list of candidates of Directors and senior management; (5) to convene meetings of the Nomination Committee and to inspect the qualification of initially proposed candidates according to the job qualifications of Directors and senior management; (6) to make recommendations and submit relevant materials about the candidates of Directors and senior management to the Board one to two months prior to the election of new Directors and the appointment of new senior management; and (7) to conduct other follow-up work according to the decision and feedback of the Board. The criteria to be considered as reference by the Nomination Committee in assessing a proposed candidate include the required skills, knowledge and quality to perform the duties. Details of the criteria are set out in the Procedural Rules of the Board of Directors which has been published by the Company on the website of the

Stock Exchange at “www.hkexnews.hk” on 8 November 2017. The Nomination Committee is provided with sufficient resources to discharge its duties and independently engage intermediate agencies to provide professional advice on its proposals if necessary. The details of the roles and functions of the Nomination Committee are set out in the Terms of Reference of Nomination Committee of the Company which has been published on the websites of the Stock Exchange and the Company at “www.hkexnews.hk” and “www.csair.com”.

The Nomination Committee held 2 meetings in 2021, to nominate Mr. Yao Yong as the Executive Vice President, Chief Accountant and Chief Financial Officer of the Company, Mr. Han Wen Sheng, a member of the 9th session of the Board, as the President of the Company. The Nomination Committee has performed all its obligations under their terms of reference in 2021. The attendance of each member of the Nomination Committee is as follows.

Members of the Nomination Committee	(No. of meetings) Attended/Eligible to attend
Ma Xu Lun (Appointed on 30 April 2021)	1/1
Liu Chang Le (Appointed on 30 April 2021)	1/1
Gu Hui Zhong (Chairman) (Appointed as Chairman on 30 April 2021)	1/1
Zheng Fan (Chairman) (Retired on 30 April 2021)	1/1
Jiao Shu Ge (Retired on 30 April 2021)	1/1

Management

Responsibilities	of the Management

The management of the Company is responsible for the daily production, operation and management of the Company according to the resolutions of the general meeting of shareholders and the Board. In strict accordance with the authorization of the general meeting of shareholders and the Board, it is diligent and responsible, and leads all employees to carry out specific operations. During the reporting period, the management took measures to prevent and control the pandemic in a careful manner, continuously improved the management and anti-risk capability, and actively performed strategies to ensure the safe operation of the Company throughout the year. It took a special action at the airport to prevent the imported of cases, and defended the anti-pandemic results.

Corporate Governance Functions

The Board is responsible for performing the corporate governance duties set out in the code provision D.3.1 of the revised Corporate Governance Code.

During the year, the Board has formulated a policy on diversity of board meetings. The Board reviewed the compliance of the Model Code and disclosure in this Corporate Governance Report during the Board meeting to approve the annual result and annual report.

Model Code for Securities Transactions by Directors and Supervisors of Listed Issuers

Having made specific enquiries with all the Directors and Supervisors, they confirmed that they have complied with the Model Code for the year ended 31 December 2021. The code of conduct adopted by the Company regarding securities transactions by Directors and Supervisors is no less stringent than the Model Code.

Responsibility for the Financial Statements

The following statement, which sets out the responsibilities of the Directors in relation to the financial statements, should be read in conjunction with, but distinguished from, the reports prepared by the auditor of the Group in this annual report, which acknowledges the reporting responsibilities of the Group’s auditor.

The Directors are responsible for the preparation of periodic accounts for each financial year which should give a true and fair view of the state of affairs, results and cash flows of the Group during that period.

The responsibilities of the Company’s external auditor, KPMG, are set out on pages 158 to 162 to auditor’s report. The Directors consider that in preparing the financial statements, the Group uses appropriate accounting policies that are consistently applied, and that all applicable accounting standards are followed.

The Directors are responsible for ensuring that the Group keeps accounting records which disclose with reasonable accuracy of the financial position of the Group and which enables the preparation of financial statements in accordance with PRC laws and regulations and disclosure requirements of the Hong Kong Companies Ordinance and the applicable accounting standards.

Communications with Shareholders and Investor Relations

During the reporting period, the Company adhered to the principles of openness, transparency and active communication, upheld the investor-centered approach, and improved communication channels and systems to further enhance the working accuracy and service level of investor relations.

On the one hand, taking into account the demands of regulatory policies, investor communication and pandemic control, the Company has applied cloud video and web live broadcast for two consecutive years to hold annual performance conferences and annual performance briefings to communicate with the majority of medium and small investors on hot issues such as pandemic prevention, recovery progress, business performance, and structural adjustment. Accumulated more than 500 people participated in the meetings. Such efforts enhanced investors’ confidence in the aviation industry and the growth prospects of the Company. On the other hand, the Company strengthened the interaction with shareholders and potential investors through various forms such as the investor hotline with designated personnel to answer questions, answering questions on the SSE E interactive platform, institutional research, analyst meetings, and on-site reception of visiting shareholders at the general meeting. The Company held and participated in more than 50 press conferences, strategy conferences and conference calls throughout the year, and conducted in-depth communication with more than 600 investors and analysts to answer questions for investors. At the same time, the Company actively improved the market information feedback and transmission mechanism to keep abreast of the capital market’s suggestions and opinions on its development, assist its management to respond in a timely manner by using a variety of business and communication strategies, and continuously improve the intrinsic value of the Company.

During the reporting period, the Company won the “Best Company of Investor Relations in Listed Companies” of the China Securities Golden Bauhinia Award (中國證券金紫荊獎), the “Investor Relations Management Award” of the China Securities Journal Listed Company Golden Bull Award (中國證券報上市公司金牛獎), and the Hong Kong Stock Investor Relations Award (港股投資者關係獎) of the Hong Kong Investor Relations Association. The brand image was further enhanced.

In 2022, the Company will continue to uphold the philosophy of respecting and rewarding investors, deliver company value, and safeguard the legitimate rights and interests of investors, and also expect more attention and support from investors.

Investors and the public may refer to the Company’s website (www.csair.com) to understand and obtain details relating to our corporate governance structure, organizational structure, stock information, production statistics, results announcement and other announcements. The detailed procedures are as follows:

1.	Open the Home page of the Company’s website and click “Investor Relations”

2.	Click the content you want to read

For enquiries about shareholders’ general meetings and Board meetings, investors may contact the Company Secretary by phone at (8620)8611-2480, by fax to (8620)8665-9040 or by e-mail to ir@csair.com. Investors may also raise questions directly at the annual general meetings or extraordinary general meetings. Enquiries about attending annual general meetings or extraordinary general meetings and the procedures for proposing resolutions at such meetings may also be made to the Secretary to the Board by the above means.

Information Disclosure

The Company has strictly complied with the relevant listing rules of all the listing places to perform its information disclosure obligations in accordance with the standards of “truth, accuracy, completeness, timeliness, fairness and effectiveness”.

During the reporting period, regulators continued to improve regulatory systems, strengthen the supervision of information disclosure, and intensify oversight and punishment as a way to urge listed companies to continuously improve their quality. The Company actively updated the listing compliance system, and revised the Information Disclosure Management System for Listed Companies (上市公司信息披露管理制度) of CSA in accordance with the regulatory rules; enriched and improved the management and control methods of listing compliance, improved the working mechanism, updated the process form, and continued to promote the building of a “big information disclosure team”; and systematically managed key listing compliance matters such as connected transactions and external guarantees, and applied a variety of management tools to consistently improve the systematic and forward-looking management of listing compliance.

In August 2021, the Company received a level-A information disclosure rating for the year 2020-2021 from Shanghai Stock Exchange. So far, the Company has obtained level-A information disclosure rating from the Shanghai Exchange Stock for eight consecutive years.

Amendments to Articles of Association

To meet the needs of business operation, the Company proposed to expand the scope of business of the Company to include aviation medical examination service. Accordingly, the Articles of Association of the Company had to be amended to reflect such change to the scope of business. On 30 April 2021, the first extraordinary general meeting of 2021 of the Company considered and approved the amendments to the relevant clauses of the Articles of Association. For details, please refer to the Company’s announcement dated 21 December 2020 and the circular dated 15 March 2021.

On 27 August 2021, the Company convened the second meeting of the 9th session of the Board, at which the amendments to the relevant clauses of the Articles of Association were considered and passed unanimously in accordance with the authorization at the Company’s 2019 annual general meeting, 2020 first class meeting for holders of A Shares and 2020 first class meeting for holders of H Shares and the cumulative conversion results of the A Share Convertible Bonds as of 30 June 2021. For details, please refer to the Company’s announcement dated 27 August 2021.

The provisions in relation to the General Committee of the Board and the “repurchase shares” in the Articles of Association were amended to reflect the amendments to the Company Law of the People’s Republic of China, Guidelines for the Articles of Association of Listed Companies, Rules Governing the Listing of Stocks on Shanghai Stock Exchange, other laws and regulations and the actual situation of the Company; and in order to further improve the standardization and effectiveness of the operation of the Board, some provisions of the Procedural Rules of the Board of Directors were amended to reflect the regulatory requirements and the actual situation of the Company. On 28 December 2021, the 2021 second extraordinary general meeting of the Company considered and passed unanimously the amendments to the relevant clauses of the Articles of Association. For details, please refer to the Company’s announcement dated 27 August 2021 and the circular dated 11 November 2021.

Save as disclosed above, no amendments were made to the Articles of Association in 2021.

Company Secretary

The Company Secretary of the Company is Mr. Xie Bing. For biographical details of Mr. Xie Bing, please refer to the section headed “Profiles of Current Directors, Supervisors and Senior Management” in this report. Mr. Xie has confirmed that he attended no less than 15 hours of relevant professional training during the reporting period.

Dividend Policy

The Company’s dividend distribution policy is as follows:

Principles of dividend distribution by the Company: Provided that the long-term and sustainable development of the Company are ensured, the dividend distribution policy of the Company should pay close attention to ensuring a reasonable return of investment to investors and establishing a firm intention of rewarding the shareholders, and such dividend distribution policy should maintain its continuity and stability.

Ways of dividend distribution by the Company: The Company may distribute dividends by way of cash, shares, a combination of cash and shares or in other reasonable manners in compliance with laws and administrative regulations.

Conditions and proportion of distribution of dividends by the Company: Conditional upon the Company being profitable for the year and after allocation to the statutory common reserve fund and discretionary common reserve fund as required, and there are no exceptional matters including material investment plans or material cash outflows (material investment plans or material cash outflows refer to proposed external investments, acquisition of assets or purchase of equipment in the coming 12 months that in aggregate constitute expenditure exceeding 30% of the net assets of the Company as shown in the latest audited consolidated statements) and there has not incurred any material losses (losses in the amount exceeding 10% of the net assets of the Company as shown in the latest audited consolidated statements), the Company shall distribute cash dividends out of profit in an amount not less than 10% of the distributable profit for the year (i.e. profit realized for the year after making up for losses and allocation to reserve fund). The accumulated distribution of dividend by way of cash for the last three years may not be less than 30% of the Company’s average distributable profit for the last three years. The accumulated distribution of dividend by way of cash for the coming three years may not be less than 30% of the Company’s average distributable profit for such three years.

Intervals for dividend distribution by the Company: Provided that the conditions of profit distribution are met and the Company’s normal operation and sustainable development are ensured, the Company shall in principle distribute dividend on an annual basis, and interim dividend may also be distributed based on the profitability and capital requirement conditions of the Company.

Conditions of profit distribution by way of share dividends: Provided that the minimum proportion of distribution of cash dividends is met and reasonable scale of share capital and shareholding structure of the Company are ensured, and with particular attention paid on keeping the steps of capital expansion in pace with the growth in operation results, if there are special circumstances which prevent distribution by way of cash, the Company may consider distributing profit by way of share dividends as a return to investors after consideration of its profitability and cash flow position and performance of the procedures required by the Articles of Association. Where the Company made a payment of dividend satisfied by an allotment of new shares or completed conversion of capital common reserve fund into capital, the Company may elect not to distribute dividend by way of cash in the same year, and that year is not counted in the three years as stated above in this Articles of Association.

Shareholders’ Rights

As one of the measures to safeguard shareholders’ interests and rights, separate resolutions are proposed at shareholders’ meetings on each substantial issue, including the election of individual Directors, for shareholders’ consideration and voting. All resolutions put forward at shareholders’ meetings will be voted by poll pursuant to the Listing Rules and the poll results will be published on the website of the Stock Exchange at “www.hkexnews.hk” and the website of the Company at “www.csair.com” after the relevant shareholders’ meetings.

Extraordinary general meetings may be convened by the Board on written requisition of shareholder(s) individually or jointly holding 10% or more of the Company’s issued and outstanding shares carrying voting rights pursuant to Article 79(3) of the Articles of Association. Such requisition must be stated in the agenda to be addressed in general meeting and signed by the applicant and then reported to the Board and Company Secretary of the Company in written form. Shareholders should follow the requirements and procedures as set out in the Articles of Association for convening an extraordinary general meeting.

For putting forward any enquiry to the Board, shareholders may send written enquiries to the Company. Shareholders may send their enquiries or requests in respect of their rights as mentioned above to the Board Office of the Company or via email as set out in the above section headed “Communications with Shareholders and Investors and Investors Relations”.

Training for Directors, Supervisors and Senior Management

During the reporting period, the Company took various forms to publicize and implement the relevant rules for the operation of the board of directors to Directors, Supervisors and senior management, continued to pay attention to key cases in the capital market, the performance of independent non-executive directors, the revision of the governance rules system of the Shanghai Stock Exchange, ESG and other key content, and continuously enhanced the compliance awareness of Directors, Supervisors and senior management. The Company organized certain Directors, Supervisors and senior management to participate in training and learning on the Corporate Governance and Regulation Rules conducted by the SASAC, the CSRC, the SSE, the Stock Exchange and The Hong Kong Institute of Chartered Secretaries. It also carried out training on compliance performance on the optimization of the governance system, the continuous responsibility of directors, etc. for Directors, Supervisors and senior management, and promoted them to continuously update their business knowledge and improve their performance skills.

ENVIRONMENTAL AND SOCIAL RESPONSIBILITY

I.	INFORMATION ON ENVIRONMENTAL PROTECTION

(I)	Information on Environmental Protection of Enterprises and Its Key Subsidiaries which were Classified as Major Pollution Discharge Units Published by the Environmental Protection Authorities

1.	Information on Pollution Discharge

The Group always adheres to the concept of green development, earnestly fulfills responsibilities for environmental protection, and continuously improves the pollution prevention and control as well as the management of environmental protection. The Shenyang Base of the Engineering Technology Branch of the Company is classified as a major pollution discharge unit for soil environment of Shenyang, and Guangzhou Aircraft Maintenance Engineering Co., Ltd., a joint venture of the Company, is classified as a major pollution discharge unit for atmospheric environment of Guangzhou. The main pollutants are wastewater, exhaust gas and hazardous waste. The details are as follows:

Name of the Company or its subsidiaries	Names of major pollutants and featured pollutants	Method of discharge	Distribution of discharge outlets	Concentration of pollutant discharged	Implemented pollutant discharge standards	Total discharge	Total discharge approved	Excessive discharge
Shenyang Base of the Engineering Technology Branch of China Southern Airlines Company Limited	Wastewater: COD, ammonia nitrogen, suspended solids, petroleum	Intermittent discharge	Wastewater: 1 main outlet	Wastewater: COD: 118mg/L ammonia nitrogen: 16.86mg/L suspended solids: 42.75mg/L petroleum: 1.13mg/L	Wastewater discharge standard is in accordance with the Integrated Sewage Discharge Standard of Liaoning Province (DB21/1627-2008)	/ /	/ /	No

Name of the Company or its subsidiaries	Names of major pollutants and featured pollutants	Method of discharge	Distribution of discharge outlets	Concentration of pollutant discharged	Implemented pollutant discharge standards	Total discharge	Total discharge approved	Excessive discharge
Shenyang Base of the Engineering Technology Branch of China Southern Airlines Company Limited	Exhaust gas: PM, VOCs, dust, nitrogen oxide, sulfur dioxide	Intermittent discharge	Exhaust gas: 11 exhaust gas outlets

Exhaust gas:

DA003: Non-methane hydrocarbon 6.135 mg/m3 Nitrogen oxides 11.5 mg/m3

DA004: Non-methane hydrocarbon 5.36 mg/m3
Nitrogen oxides 7.33 mg/m3

DA007: PM 11.93 mg/m3

DA008: Xylene 0.097 mg/m3
Benzenes 1.98mg/m3
TVOC 6.98mg/m3
Methylbenzene 1.78mg/m3
Non-methane hydrocarbon 6.98mg/m3

DA009: Xylene 0.0015 mg/m3
Methylbenzene 0.0015mg/m3
Non-methane hydrocarbon 1.43mg/m3

DA010: Xylene 0.0015 mg/m3
Methylbenzene 0.0015mg/m3
non-methane hydrocarbon 1.2mg/m3

DA011: Xylene 0.0015 mg/m3
Methylbenzene 0.0015mg/m3
Non-methane hydrocarbon 1.1mg/m3

DA012: Xylene 0.0015 mg/m3
Methylbenzene 0.0015mg/m3
Non-methane hydrocarbon 1.03mg/m3

DA013: non-methane hydrocarbon 0.97mg/m3

DA014: Xylene 0.0015 mg/m3
Methylbenzene 0.0015 mg/m3
Non-methane hydrocarbon 0.9mg/m3

Level 2 standard on new pollution source of the Integrated Emission Standards for Air Pollutants (GB16297-1996) was executed to handle the particulate matter in the exhaust gas;

The Emission Standard of Volatile Organic Compounds for Industrial Surface Coating (DB21/3160-2019) was executed to handle the exhaust gas of surface coating

						/	/	No
				Boiler exhaust vent: Dust 4.5 mg/m3 Sulfur dioxide ＜3mg/m3 Nitrogen oxides 109 mg/m3	Boiler exhaust gas implements “Boiler Air Pollutant Emission Standard” (GB13271-2014)	/ / /	/ / /

Name of the Company or its subsidiaries	Names of major pollutants and featured pollutants	Method of discharge	Distribution of discharge outlets	Concentration of pollutant discharged	Implemented pollutant discharge standards	Total discharge	Total discharge approved	Excessive discharge
Shenyang Base of the Engineering Technology Branch of China Southern Airlines Company Limited	Hazardous waste	Intermittent discharge	4 temporary storage rooms for hazardous waste 4 underground storage tanks	/

The Standard for Pollution Control on the Storage and Disposal Site for General Industrial Solid Wastes (GB18599-2001) and its 2013 Revisions (Notice No. 36 of 2013) were executed to handle solid waste; The relevant provisions of the Pollution Control Standards for Hazardous Waste Storage (GB18597-2001) and its Revisions (Notice No. 36 of the Ministry of Environmental Protection in 2013) were executed to handle hazardous waste; The relevant provisions of the Directory of National Hazardous Wastes were executed for the classification of industrial solid wastes.

						Waste organic solvent 153.59t Used mineral oil, wastes with oil content 30.068t Colorants and coating waste 0.85t Other waste (with aviation chemicals) 0.13t Other waste 50.042t	Waste organic solvent 180t Used mineral oil, wastes with oil content 80t Colorants and coating waste 20t Other waste (with aviation chemicals) 3t Other waste 55t	No

During the reporting period, the discharge of pollutants of the Company was in compliance with the relevant national discharge standards, and there were no violations of laws and regulations in respect of environmental protection, no major environmental pollution accidents, or any severe or major damages to the ecological environment, nor was there any general environmental pollution accidents or ecological damage events.

2.	Construction and Operation of Facilities to Prevent Pollution

Supporting facilities to protect the environment and deal with exhaust gas, wastewater, noise and solid waste of infrastructures invested by the Group were put into use in strict accordance with the environmental impact assessment and the “three-simultaneous” requirement. The Company actively took environmental protection measures as required by environmental assessment and its approved documents. All projects were accepted upon the completion of construction projects for the purpose of environmental protection.

To treat wastewater, the Company has built physical and biochemical sewage treatment systems. The treated sewage, once meeting the standards, will be discharged to the airport sewage treatment plant for further treatment. To treat exhaust gas, the Company built processing facilities such as glass fiber secondary purification filter cotton, purification device of honeycomb activated carbon adsorption, and bag-type dust collector. The exhaust gas being collected and treated was discharged after meeting relevant standard. In terms of hazardous waste, the Company classified and stored them in hazardous waste warehouses and underground storage tanks, and entrusted qualified enterprises/institutions to transfer and disposal on a regular basis.

3.	Environmental Impact Assessment and Other Administrative Permission for Environmental Protection of the Construction projects

The Group conducted environmental impact assessment on new, renovated and expanded projects in accordance with the law. During the reporting period, the Company obtained 1 administrative permission for environmental impact assessment.

4.	Emergency Plans for Environmental Contingencies

The Group actively established and improved emergency plans for environmental contingencies, and promoted to establish special management and plans for environmental impact assessment reports, environmental contingencies, fires, hazardous aviation chemicals, and hazardous wastes, and emergency plans of each secondary unit, so as to establish a complete emergency management system for environmental contingencies gradually. During the reporting period, all of the major pollutant discharge units of the Company have established emergency plans and filed with the local environment protection supervision department.

5.	Environment Self-monitoring Solutions

In accordance with relevant requirements of the measures for self-monitoring and information disclosure by enterprises subject to intensive monitoring and control of the state, the Group established and improved a pollution source monitoring and information disclosure system, formulated annual pollutant self-monitoring plans, and entrusted third-party companies with environmental monitoring qualifications to regularly monitor pollutants. During the reporting period, as monitored by the third-party company, the Company’s discharge of major pollutants was up-to-standard.

(II)	Information that is Conducive to Protecting Ecology, Preventing Pollution, and Fulfilling Environmental Responsibilities

During the reporting period, the Company continued to push forward the Green Flight, advocated the concept of low-carbon travel, and reduced environmental pollution by use of market mechanism.

1.	Green Flight

During the reporting period, the Company continued to promote fuel saving, with focus on improving single-engine sliding and fuel-efficient launching, retracting flap height, and replacing Auxiliary Power Units with bridge-mounted equipment, and made progress in fuel saving. The Company pressed ahead meal-saving activities themed by “Green Flight” to encourage passengers to dine according to needs and cancel meals on voluntary basis.

2.	Research on “Dual Carbon”

During the reporting period, the Company carried out research on “carbon peak and carbon neutrality”, studied and determined when and how in technical sense CSA would achieve carbon peak, and checked ground carbon to get a clear picture of its emissions, and developed energy-saving and emission-reduction projects and managed carbon assets in a timely manner.

3.	Reduce Impact of Carbon Emission on Climate Change by Market Mechanism

The Company has been supporting and actively participating in Chinese government’s various work regarding the market mechanism of carbon trading. During the reporting period, according to the requirements of CAAC, the Company fully fulfilled its performance for 2020 under the European Union carbon trading scheme in May 2021 and fully fulfilled its performance for 2020 under the Guangdong carbon trading scheme in June 2021. We fully completed the carbon dioxide emission report and verification of civil aviation flight activities in 2020 by using the self-developed flight carbon emission data monitoring, reporting and verification system (MRV system).

4.	Establish and Improve Information System of Environmental Protection and Management

During the reporting period, the Company continued the building of an information management system of environmental protection to realize online reporting and processing of data and information regarding energy consumption and pollutant discharge, and online monitoring of environmental pollution sources, risk points, and prevention and control measures.

5.	Establish and Improve the Emergency Management System for Environmental Contingencies

During the reporting period, the Company focused on emergency plans for environmental contingencies, which were supplemented by special management and plans for environmental impact assessment reports, environmental contingencies, fires, hazardous aviation chemicals, and hazardous wastes, and supported by emergency plans of each secondary unit, so as to establish a complete emergency management system for environmental contingencies.

6.	Develop Passenger Carbon Account and Launch the Passenger Flight Carbon Calculator

During the reporting period, the Company opened carbon accounts for passengers, which will record the reduced carbon emission behaviors such as cancelling meals, use of electronic check-in, and launched the passenger flight carbon calculator, preparing for the elimination of flight carbon emission by passengers voluntarily.

7.	Fully Control Plastic Pollution

During the reporting period, the Company prepared the overall plan for the treatment of plastic pollution, formulated the replacement standards for disposable non-degradable plastic products, strictly implemented the standards of management and control in the production and procurement links, and carried out separate recycling and disposal. The Company has worked on innovation and research to build the CSA Building headquarters as a model.

8.	Initiate the Prevention and Control Work for Voice Pollution

The Law of the People’s Republic of China on the Prevention and Control of Noise Pollution was published in December 2021 in the PRC and will be implemented in June 2022. During the reporting period, the Company initiated the prevention and control work for voice pollution and studied countermeasures on the voice reduction during taking off and landing of aircraft.

(III)	Measures Taken to Reduce Carbon Emissions During the Reporting Period and Results

During the reporting period, the Company continued the refined jet fuel management. We deeply advanced special fuel-saving projects such as single-engine sliding, fuel-efficient launching, and flap height retracting. We continued to use temporary routes, increase cruise altitude, reduce the remaining fuel at landing, and improve the accuracy of traffic load reporting. During the reporting period, the fuel consumption per ton-kilometer was 2.85 tonnes/10,000-ton-kilometer, indicating the fine management of jet fuel was effective. We pressed ahead the blue sky protection campaign, carried forward the “petroleum-to-electricity” transformation for ground vehicles, and introduced new-energy field vehicles at the proportion set by regulatory requirements. We ensured that the aircraft used bridge-mounted air conditioners and bridge-mounted power supplies instead of Auxiliary Power Units, and reduced carbon emissions caused by the consumption of aviation kerosene, diesel and gasoline. We conducted research on the timetable, roadmap and approach to achieve carbon peak and neutrality goals, and determined when and how in technical sense the Company would achieved carbon peak, and checked ground carbon to find out its emissions. During the reporting period, the Company formulated and issued to the public the Picture on China Southern Airlines’ Carbon Peak and Carbon Neutrality Goals.

II.	COMPANY’S WORK AS TO SOCIAL RESPONSIBILITY

In 2021, CSA worked resolutely in accordance with the requirements of the superiors, coordinated the work on pandemic control, safe production and operation, reform and development, and practiced the concept of civil aviation for the people.

We resolutely fulfilled the responsibility of controlling the pandemic, and continued to optimize and improve the pandemic control mechanism. We adjusted the in-flight service process, and carried out special action at the airport to prevent the imported cases. We strengthened closed-loop management of the five categories of personnel on international flights, enhanced training and education for employees on pandemic prevention and psychological counseling for quarantined personnel, and strove for a full coverage of vaccination. In 2021, the Company operated a total of 79 COVID-19 vaccine charter flights, with 130 million doses of COVID-19 vaccines, and ranked first in China’s civil aviation in terms of traffic volume.

We fully fulfilled our corporate social responsibilities, actively promoted the national strategies. We advanced the high-quality development of the Beijing hub, boosted the integration in four aspects, namely market, products, services and networks in the Greater Bay Area, and accelerated the cross-border e-commerce, general aviation, aircraft leasing and other projects in Hainan Free Trade Port. We propelled rural revitalization forward. We invested in 40 new rural revitalization projects, donated funds to counties for paired assistance to purchase TV sets, and invested in the construction of CSA Mingzhu Primary School (南航明珠小學) in designated counties. The amount used to buy products from the poor area totalled RMB66.32 million. We practiced green development, and conserved energy and reduced emission efficiently with digital means. In 2021, the Company reduced carbon emissions by a total of 221,100 tons, and guided passengers to dine on demand and thus saved a total of 3.71 million meals. The Company won awards including the “Environmental Airline of the Year (年度環保航空公司)”, the “Golden Key” champion award, and the “Carbon Neutrality Typical Case (碳中和典型案例)”.

We focus on projects for public well-beings and always adhere to the “people-oriented” concept. We coordinated flights to actively rescue sick passengers, and deployed 320 flights to assist the export of Guangdong lychees blocked in transportation, with more than 7,200 tons of lychees being delivered. The Company won the special contribution award of “Doing Practical Things for Lychee Farmers (我為荔農辦實事)” of Guangdong Province. We paid close attention to special passengers, with service windows opened for the elderly in 66 directly-affiliated ticket offices and 30 airports, and added the “network interconnection (一網互通)” service for unaccompanied children.

III.	CONSOLIDATE AND EXPAND THE PROGRESS IN POVERTY ALLEVIATION AND FURTHER REVITALIZE THE COUNTRYSIDE

In 2021, China won complete victory in the battle against poverty, and started to fully implement the rural revitalization strategy. All designated poverty counties and paired villages of the Group walked out of poverty in 2020. During the reporting period, in accordance with the requirements of the government authorities, CSA, while continuing the work on poverty alleviation as a finale in combating poverty, has launched paired assistance, continuously strengthened organizational leadership, selected quality temporary cadres, supported “five major revitalizations” and performed social responsibilities, marking a good beginning to the transition from consolidating and expanding the progress in poverty alleviation to rural revitalization.

1.	Strengthen Organizational Leadership, and Optimise Top-level Design

We always attach great importance to the transition work from consolidating and expanding the progress in poverty alleviation to rural revitalization. We studied the spirit of an important speech delivered by Secretary-General Xi Jinping at a grand gathering to mark China’s achievements in poverty alleviation and to honor its model fighters against poverty. We organized a meeting to review the work of CSA on poverty alleviation and to kick off paired assistance to further sum up experience, practices and highlights of CSA in poverty alleviation. We organized a seminar focusing on the rural revitalization, which expressly defined the requirements and goals of paird assistance with CSA features. We proactively made research on the topic and further cleared the ideas and actions for the rural revitalization work of CSA. During the reporting period, the Company has made 37 investigations and researches in designated counties. We adjusted organizational structures, established a paired assistance system that met the requirements of rural revitalization, studied and formulated paired assistance plans of CSA, and clearly identified the overall idea of the paired assistance.

2.	Promote the Implementation of Projects and Assist “Five Major Revitalizations”

During the reporting period, we further implemented the rural revitalization strategy and carry out a series of assistance projects in an orderly manner. We assisted in the construction of Moyu CSA Mingzhu Primary School to alleviate the intense situation of local educational resources, actively promoted the project of “doing practical work for the people” by including the project of assistance associated with distinctive cultural characteristics and rural revitalization in the first batch of 8 key projects to enhance people’s well-being. We helped paired counties to conduct various trainings on cadres of basic level, leader of rural revitalization and e-commerce talents. We continued to increase assistance efforts by consumption, arranged the display of agricultural products of paired counties in the lounge of Baiyun Airport and live-streaming of agricultural products, etc., and consolidated and expanded the purchase methods of “ordering” in the garment industrial park of paired counties to give fully play to the role of labor union, e-commerce platform, temporary cadres, on-site village teams. During the reporting period, the Company assisted a total of RMB66.32 million through consumption.

IMPORTANT MATTERS

I.	PERFORMANCE OF UNDERTAKING

Background of undertaking	Type of undertaking	Undertakings making party	Content of undertaking	Time and term of undertaking	Fulfilment time limit, if any
Undertaking related to share reform	Other	CSAH

Upon completion of the share reform plan, and subject to compliance with the relevant laws and regulations of the PRC, CSAH will support the Company in respect of the formulation and implementation of a management equity incentive system.

				Long- term	Yes

Other undertaking	Other	CSAH

CSAH and the Company entered into a Separation Agreement with regard to the definition and allocation of the assets and liabilities between CSAH and the Company on 25 March 1995 (amended on 22 May 1997). According to the Separation Agreement, CSAH and the Company agreed to compensate the other party for the claims, liabilities and costs borne by such party as a result of the business, assets and liabilities held or inherited by CSAH and the Company pursuant to the Separation Agreement.

				Long- term	Yes

Background of undertaking	Type of undertaking	Undertakings making party	Content of undertaking	Time and term of undertaking	Fulfilment time limit, if any
	Other	CSAH

The relevant undertakings under the Financial Services Framework Agreement entered into between the Company and Finance Company include: A. Finance Company is an enterprise group finance company duly incorporated under the “Administrative Measures for Enterprise Group Finance Companies” and other relevant laws and regulations, whose principal business is to provide finance management services, such as deposit and financing for the members of the Group and the relevant capital flows are kept within the Group; B. the operations of Finance Company are in compliance with the requirements of the relevant laws and regulations and well-performed, therefore the deposits placed with and borrowings from Finance Company by the Company are secured. In future, Finance Company will continue to operate in strict compliance with the requirements of the relevant laws and regulations; C. in respect of the Company’s deposits with and borrowings from Finance Company, the Company will continue to implement its internal procedures and make decision on its own in accordance with relevant laws and regulations and the Articles of Association, and CSAH will not intervene in the relevant decision-making process of the Company; and D. CSAH will continue to fully respect the rights of the Company to manage its own operations, and will not intervene in the daily business operations of the Company.

				Long- term	Yes

Background of undertaking	Type of undertaking	Undertakings making party	Content of undertaking	Time and term of undertaking	Fulfilment time limit, if any
	Resolving defects in land and other properties	CSAH

In respect of the connected transaction entered into between the Company and CSAH on 14 August 2007 in relation to the sale and purchase of various assets, the application for building title certificates for eight properties of Air Catering (with a total gross floor area of 8,013.99 square meters) and 11 properties of the Training Centre (with a total gross floor area of 13,948.25 square meters) have not been made for various objective reasons. On 19 December 2019, the Company received the Undertaking Letter on Building Title Certificates Application Work of Air Catering and Training Centre (《關於南航食品公司及培訓中心房產辦證工作的承諾函》 ) from CSAH, the controlling shareholder of the Company. So far, the application for building title certificates for 12 properties aforementioned has been completed with a total gross floor area of 14,178.25 s.q.m.. The main reason for the incomplete application of the remaining property title certificates is that the land where the property is located is leased land. Due to the change of relevant laws, regulations and policies, the application for the property title certificates cannot be made. CSAH undertook with the Company that: (1) in the case that the application of the title certificate for related property is allowed due to subsequent policy changes, all the costs and expenses arising from the application of the relevant title certificates would be borne and paid by CSAH; (2) if any third party claimed against the Company as a result of the properties not having the title certificates, or the title defect of the properties having an effect on the daily operation of the Company and giving rise to loss, such loss shall be borne by CSAH and CSAH shall have no right to seek recovery from the Company.

				Long- term	Yes

Background of undertaking	Type of undertaking	Undertakings making party	Content of undertaking	Time and term of undertaking	Fulfilment time limit, if any
	Other	CSAH

On 7 February 2018, the Company received an undertaking letter from CSAH, the controlling shareholder of the Company, in respect of certain land and properties without having ownership certificates by the Company, details of which are set out as follows: as at 30 September 2017, the Company and its branches, offices held 3 parcels of land (with a total area of 181,350.42 square meters) and 342 properties (with a total area of 244,228.08 square meters), being land and properties allocated to the Company from CSAH on different occasions. The registration of the abovementioned land and properties has not been completed to change the title to the applicant. These land and properties were transferred under the Separation Agreement, Agreement regarding the Reorganisation of China Northern Airlines Company and Xinjiang Airlines Company and Assets Sale & Purchase Agreement entered into between the Company and CSAH in 1997, 2004 and 2007, respectively. CSAH undertook that if any third party claimed against the Company as a result of the land and properties without having the ownership certificates, or the title defect of the land and properties having an effect on the daily operation of the Company and giving rise to loss, such loss shall be borne by CSAH and CSAH shall have no right to seek recovery from the Company.

				Long- term	Yes

Background of undertaking	Type of undertaking	Undertakings making party	Content of undertaking	Time and term of undertaking	Fulfilment time limit, if any
	Other	CSAH

On 28 December 2021, the Company received an undertaking letter in relation to no reduction or intention to reduction of shares of the Company from CSAH, being the controlling shareholder of the Company. Details of which are set out as follows: 1. From six months prior to the date of Non-public Issuance first reviewed by the Board of the Company (being 29 October 2021) to the issuance date of this undertaking letter, CSAH, Nan Lung and its wholly-owned subsidiary, Perfect Lines (Hong Kong) Limited (three companies collectively referred to as “CSAH and parties acting in concert”) have not disposed or otherwise reduced any shares of China Southern Airlines. 2. From the issuance date of this undertaking letter to within six months after the completion of the Non-public Issuance by China Southern Airlines, CSAH and parties acting in concert will not dispose or otherwise reduce any shares of China Southern Airlines. There are also no plans of reducing China Southern Airlines’ shares. 3. No breach of Article 44 of the Securities Law of the PRC by CSAH and parties acting in concert. If any, the proceeds from the reduction of shares held by CSAH and parties acting in concert will be owned by China Southern Airlines. 4. The undertaking letter is binding on CSAH and parties acting in concert from the date signed, if CSAH and parties acting in concert breach the undertaking above and reduce their shareholding, all proceeds from the reduction of shares will be owned by China Southern Airlines. CSAH and parties acting in concert should undertake the corresponding legal liability incurred.

				Within six months upon the completion of the Company’s 2021 Non-public Issuance	Yes

II.	UTILISATION OF THE NON-OPERATING FUNDS BY THE CONTROLLING SHAREHOLDER AND ITS CONNECTED PERSONS DURING THE REPORTING PERIOD

During the reporting period, neither the controlling shareholder of the Company, nor any of its connected persons has utilised the non-operating funds of the Company.

III.	GUARANTEES IN VIOLATION

During the reporting period, the Company did not provide external guarantees in violation of any specified decision-making procedures.

IV.	APPOINTMENT AND DISMISSAL OF AUDITORS

At the seventeenth meeting of the eighth session of the Board of the Company held on 30 March 2021, the Board considered and approved the proposed appointment of KPMG Huazhen LLP to provide professional services to the Company for its domestic financial reporting and internal control reporting, U.S. financial reporting and internal control reporting for the year 2021 and KPMG to provide professional services to the Company for its Hong Kong financial reporting for the year 2021. On 30 June 2021, the above-mentioned resolution was considered and passed at 2020 annual general meeting, and authorised the Board to determine their remuneration based on the actual work done.

V.	BANKRUPTCY OR RESTRUCTURING EVENTS

During the reporting period, the Company was not involved in any bankruptcy or restructuring events.

VI.	MATERIAL LITIGATIONS AND ARBITRATIONS

During the reporting period, the Company was not involved in any material litigation or arbitration.

VII.

SUSPECTED VIOLATION OF LAWS AND REGULATIONS OF, PENALTY ON AND RECTIFICATION ON THE LISTED COMPANIES, ITS DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT, CONTROLLING SHAREHOLDERS AND THEIR DE FACTO CONTROLLERS

During the reporting period, the Company did not have the above situation.

VIII.	DESCRIPTION OF THE COMMERCIAL CREDIBILITY OF THE COMPANY, ITS CONTROLLING SHAREHOLDERS AND THEIR DE FACTO CONTROLLERS DURING THE REPORTING PERIOD

During the reporting period, based on the comprehensive analysis and assessment conducted by China Lianhe Credit Rating Co., Ltd., the long-term credit rating of the Company and its controlling shareholder, CSAH, was AAA with “stable” prospect.

(III)	Financial Business Between the Company and Its Related Financial Company, and Between Financial Company Controlled by the Company and Related Parties

1.	Deposits Business

Unit: RMB million

					Net increase
Related party	Related party relationship	The maximum daily deposit limit	Deposit interest rate range	Balance at the beginning of the period	Total amount deposited during the current period	Total amount withdrawn during the current period	Balance at the end of the period
Finance Company	All subsidiaries of CSAH	14,500	0.3%-2.1%	9,119	449,173	445,671	12,621

Total	/	/	/	9,119	449,173	445,671	12,621

Note 1: The opening and closing balance, deposit and withdrawal amount include the deposit principal and interest.

2.	Loan Business

Unit: RMB million

					Net increase
Related party	Related party relationship	Loan limit	Loan interest rate range	Balance at the beginning of the period	Total loans during the current period	Total repayment during the current period	Balance at the end of the period
Finance Company	All subsidiaries of CSAH	14,500	3%-3.3%	1,688	28,470	27,140	3,018

Total	/	/	/	1,688	28,470	27,140	3,018

Notes:

1.

The loan amount of RMB14,500,000,000 is the annual cap of the maximum outstanding loan amount (including its accrued interest) provided by China Southern Airlines Group Finance Company Limited to the Group.

2.	The opening and closing balance, loan and repayment amount include loan principal and interest.

3.	Credit Business and Other Financial Business

Unit: RMB million

Related party	Related party relationship	Type of business	Total amount	Amount incurred
Finance Company	All subsidiaries of CSAH	Service charge for letter of guarantee	5	1

X.	MAJOR CONTRACTS AND THEIR PERFORMANCE

(I)	Trust, Sub-contracting and Lease

During the reporting period, the Company did not enter into any trust or sub-contracting arrangement.

Please refer to the sections headed “Summary of Fleet Data” in “Principal Accounting Information and Financial Indicators” and “Connected Transactions” in “Report of Directors” for matters related to the Company’s lease transactions during the reporting period.

(II)	Guarantee

Unit: RMB million

Total amount of external guarantees provided by the Company (excluding guarantees provided for its subsidiaries)
Guarantor	Relationship between guarantor and listed company	Guarantee	Guaranteed amount	Commencement date of guarantee (Agreement execution date)	Commencement date of guarantee	Expiry date of guarantee	Type of guarantee	Collaterals (if any)	Guarantee fully fulfilled	Overdue, if any	Overdue amount of guarantee	Counter guarantee	Guarantee provided to the related parties, if any	Connected party relationship
The Company	/	Self-sponsored trainee pilots of the Company	175.05	30 June 2008	30 June 2008	1 January 2031	Joint liability guarantee	/	Partial performance completed	Partial performance of joint liability guarantee	21.37	Yes	No	/
Xiamen Airlines	/	Half self-sponsored trainee pilots of Xiamen Airlines	6.21	4 May 2010	4 May 2010	6 July 2025	Joint liability guarantee	/	Partial performance of joint liability guarantee	Partial performance of joint liability guarantee	1.38	Yes	No	/

Total guarantees incurred during the reporting period (excluding those provided to subsidiaries)	0
Total balance of guarantees as at the end of the reporting period (A) (excluding those provided to subsidiaries)	181

Guarantees provided by the Company and its subsidiaries to subsidiaries
Total guarantees to subsidiaries incurred during the reporting period	0
Total balance of guarantees to subsidiaries as at the end of the reporting period (B)	38,037

Aggregate guarantees provided by the Company (including those provided to subsidiaries)
Aggregate guarantees (A+B)	38,218
Percentage of aggregate guarantees to net assets of the Company (%)	56.33
Representing:
Amount of guarantees provided to shareholders, de facto controller and their related parties (C)	0
Amount of debts guarantees directly or indirectly provided to guaranteed parties with gearing ratio over 70% (D)	0
Excess amount of aggregate guarantees over 50% of net assets (E)	0
Aggregate amount of the above three categories (C+D+E)	0
Statement on the contingent joint and several liability in connection with unexpired guarantees	/
Statement on guarantees	Nil

The table below sets out the guarantees provided for SPVs by the Group as of the date of this report:

No.	Established SPV	Actually Provided (Yes/no)	Guaranteed Amount (US$100 million)
1	China Southern Airlines No. 1	Yes	1.50
2	China Southern Airlines No. 2	Yes	1.40
3	China Southern Airlines No. 3	Yes	3.28
4	China Southern Airlines No. 5	Yes	0.92
5	China Southern Airlines No. 6	Yes	0.35
6	China Southern Airlines No. 7	Yes	0.35
7	China Southern Airlines No. 8	Yes	0.35
8	China Southern Airlines No. 9	Yes	5.88
9	China Southern Airlines No. 10	Yes	5.17
10	China Southern Airlines No. 11	Yes	2.98
11	China Southern Airlines No. 12	Yes	0.25
12	China Southern Airlines No. 13	Yes	0.25
13	China Southern Airlines No. 14	Yes	0.33
14	China Southern Airlines No. 15	Yes	3.11
15	China Southern Airlines No. 16	Yes	5.26
16	China Southern Airlines No. 17	Yes	1.49
17	China Southern Airlines No. 18	Yes	2.50
18	China Southern Airlines No. 19	Yes	0.51
19	China Southern Airlines No. 20	Yes	0.51
20	China Southern Airlines No. 21	Yes	0.48
21	China Southern Airlines No. 22	Yes	0.48
22	China Southern Airlines No. 23	Yes	0.48
23	China Southern Airlines No. 24	Yes	2.78
24	China Southern Airlines No. 25	Yes	2.04
25	China Southern Airlines No. 26	Yes	4.73
26	Chongqing Airlines No.1	Yes	3.52
27	Chongqing Airlines No.2	Yes	0.32
28	Xiamen Airlines No.2	Yes	0.11
29	Xiamen Airlines No.3	Yes	0.11
30	Xiamen Airlines No.4	Yes	0.19
31	Xiamen Airlines No.5	Yes	0.19
32	Xiamen Airlines No.6	Yes	0.20
33	Xiamen Airlines No.7	Yes	0.11
34	Xiamen Airlines No.8	Yes	0.19
35	Xiamen Airlines No.9	Yes	0.19
36	Xiamen Airlines No.10	Yes	0.19
37	Xiamen Airlines No.11	Yes	0.19
38	Xiamen Airlines No.12	Yes	0.13
39	Xiamen Airlines No.13	Yes	0.19
40	Xiamen Airlines No.14	Yes	0.18
41	Xiamen Airlines No.15	Yes	0.18
42	Xiamen Airlines No.16	Yes	0.13
43	Xiamen Airlines No.17	Yes	0.12

Total	/	/	53.82

Note:

During the reporting period, as the leased engines and aircraft under China Southern Airlines No. 4 and Xiamen Airlines No.1 were due for cancellation, the guarantee liabilities of US$16 million and US$17 million were released, respectively. In addition, pursuant to the authorization of the 2019 annual general meeting, Xiamen Airlines adjusted the guarantee limits of Xiamen Airlines No.4, Xiamen Airlines No.5, Xiamen Airlines No. 8, Xiamen Airlines No.9, Xiamen Airlines No.10 and Xiamen Airlines No.11 to US$19 million, US$19 million, US$19 million, US$19 million, US$19 million and US$19 million, respectively, within the authorized guarantee line of US$274 million.

As at the end of reporting period, the total guarantee amounts actually provided for the aforementioned 43 SPVs by the Company and its subsidiaries, i.e. Xiamen Airlines and Chongqing Airlines, were US$5.382 billion (equivalent to approximately RMB34.314 billion, calculated based on the Renminbi central parity rate of US$1=RMB6.3757 published by the People’s Bank of China on 31 December 2021), which were within the scope of the authorized guarantee amount approved by the general meeting of the Company.

(III)	Guarantee of Entrusted Cash Asset Management

1.	Overall Condition of Entrusted Wealth Management

Unit: RMB million

Type	Source of funding	Amount incurred	Balance not yet due	Amount due but not yet recovered
Large-value certificates of deposit	unutilised funds from the non-public issuance of A shares	3,150.00	2,289.00	/
Seven-day notice deposit	unutilised funds from the non-public issuance of A shares	795.69	40.00	/
Large-value certificates of deposit	unutilised funds from the public issuance of A Share Convertible Bonds	4,113.00	6,032.00	/
Seven-day notice deposit	unutilised funds from the public issuance of A Share Convertible Bonds	244.61	18.00	/

2.	Single Entrusted Wealth Management

Unit: RMB million

Trustee	Type of entrusted wealth management	Amount of entrusted wealth management	Beginning date of entrusted wealth management	Termination date of entrusted wealth management	Source of funds	Investment of funds	Method to determine return	Annualized rate of return	Actual Income or loss	Actual recovery	Through procedure prescribed by law or not	Whether there is entrusted wealth management plan in the future
China Everbright Bank Co., Ltd（“Everbright Bank”）	Large-value certificates of deposit	140	2020/6/23	2021/6/10	Unutilised funds from the non-public issuance of A shares	Large-value certificates of deposit	Fixed income	3.85%	2.56	142.6	Yes	Yes
Everbright Bank	Large-value certificates of deposit	150	2020/7/6	2021/4/13	Unutilised funds from the non-public issuance of A shares	Large-value certificates of deposit	Fixed income	3.85%	2.67	152.7	Yes	Yes
Everbright Bank	Large-value certificates of deposit	250	2020/7/6	2021/6/10	Unutilised funds from the non-public issuance of A shares	Large-value certificates of deposit	Fixed income	3.85%	4.49	254.5	Yes	Yes
Everbright Bank	Large-value certificates of deposit	180	2020/7/6	2021/8/2	Unutilised funds from the non-public issuance of A shares	Large-value certificates of deposit	Fixed income	3.85%	4.29	184.3	Yes	Yes
Everbright Bank	Large-value certificates of deposit	19	2020/7/6	2021/8/27	Unutilised funds from the non-public issuance of A shares	Large-value certificates of deposit	Fixed income	3.85%	0.5	19.5	Yes	Yes
Everbright Bank	Large-value certificates of deposit	200	2020/6/23	2021/6/10	Unutilised funds from the non-public issuance of A shares	Large-value certificates of deposit	Fixed income	3.85%	3.66	203.7	Yes	Yes
Everbright Bank	Large-value certificates of deposit	600	2020/6/23	2021/4/20	Unutilised funds from the non-public issuance of A shares	Large-value certificates of deposit	Fixed income	3.90%	9.2	609.2	Yes	Yes
Everbright Bank	Large-value certificates of deposit	20	2020/6/23	2021/4/22	Unutilised funds from the non-public issuance of A shares	Large-value certificates of deposit	Fixed income	3.90%	0.31	20.31	Yes	Yes
Everbright Bank	Large-value certificates of deposit	190	2020/6/23	2021/7/23	Unutilised funds from the non-public issuance of A shares	Large-value certificates of deposit	Fixed income	3.90%	3.53	193.5	Yes	Yes
Everbright Bank	Large-value certificates of deposit	190	2020/6/23	Not yet determined	Unutilised funds from the non-public issuance of A shares	Large-value certificates of deposit	Fixed income	3.90%	6.62	6.62	Yes	Yes
Everbright Bank	Large-value certificates of deposit	500	2020/6/23	2021/12/23	Unutilised funds from the non-public issuance of A shares	Large-value certificates of deposit	Fixed income	3.90%	19.5	519.5	Yes	Yes
Everbright Bank	Large-value certificates of deposit	191	2020/6/23	2021/8/27	Unutilised funds from the non-public issuance of A shares	Large-value certificates of deposit	Fixed income	3.90%	5.05	196.1	Yes	Yes

Trustee	Type of entrusted wealth management	Amount of entrusted wealth management	Beginning date of entrusted wealth management	Termination date of entrusted wealth management	Source of funds	Investment of funds	Method to determine return	Annualized rate of return	Actual Income or loss	Actual recovery	Through procedure prescribed by law or not	Whether there is entrusted wealth management plan in the future
Everbright Bank	Large-value certificates of deposit	809	2020/6/23	Not yet determined	Unutilised funds from the non-public issuance of A shares	Large-value certificates of deposit	Fixed income	3.90%	31.55	31.55	Yes	Yes
Everbright Bank	Large-value certificates of deposit	710	2020/6/23	2021/12/23	Unutilised funds from the non-public issuance of A shares	Large-value certificates of deposit	Fixed income	3.90%	27.69	737.7	Yes	Yes
Everbright Bank	Large-value certificates of deposit	290	2020/6/23	Not yet determined	Unutilised funds from the non-public issuance of A shares	Large-value certificates of deposit	Fixed income	3.90%	11.31	11.31	Yes	Yes
Everbright Bank	Large-value certificates of deposit	1,000	2020/6/23	Not yet determined	Unutilised funds from the non-public issuance of A shares	Large-value certificates of deposit	Fixed income	3.90%	39	39	Yes	Yes
Everbright Bank	Seven-day notice deposit	62	2020/12/10	2021/4/13	Unutilised funds from the non-public issuance of A shares	Seven-day notice deposit	Fixed income	2.03%	0.43	62.43	Yes	Yes
Everbright Bank	Seven-day notice deposit	3	2020/12/10	2021/7/5	Unutilised funds from the non-public issuance of A shares	Seven-day notice deposit	Fixed income	2.03%	0.03	3.03	Yes	Yes
Everbright Bank	Seven-day notice deposit	104	2020/12/23	2021/2/23	Unutilised funds from the non-public issuance of A shares	Seven-day notice deposit	Fixed income	2.03%	0.36	104.4	Yes	Yes
Everbright Bank	Seven-day notice deposit	220	2020/12/23	2021/3/30	Unutilised funds from the non-public issuance of A shares	Seven-day notice deposit	Fixed income	2.03%	1.2	221.2	Yes	Yes
Everbright Bank	Seven-day notice deposit	22	2020/12/23	2021/4/20	Unutilised funds from the non-public issuance of A shares	Seven-day notice deposit	Fixed income	2.03%	0.15	22.15	Yes	Yes
Everbright Bank	Seven-day notice deposit	17.33	2021/1/25	2021/3/3	Unutilised funds from the non-public issuance of A shares	Seven-day notice deposit	Fixed income	2.03%	0.04	17.37	Yes	Yes
Everbright Bank	Seven-day notice deposit	1.41	2021/1/25	2021/7/5	Unutilised funds from the non-public issuance of A shares	Seven-day notice deposit	Fixed income	2.03%	0.01	1.42	Yes	Yes
Everbright Bank	Seven-day notice deposit	19	2021/4/29	2021/7/5	Unutilised funds from the non-public issuance of A shares	Seven-day notice deposit	Fixed income	2.03%	0.07	19.07	Yes	Yes
Everbright Bank	Seven-day notice deposit	1.59	2021/5/11	2021/7/5	Unutilised funds from the non-public issuance of A shares	Seven-day notice deposit	Fixed income	2.03%	0	1.59	Yes	Yes
Everbright Bank	Seven-day notice deposit	0.86	2021/5/11	2021/7/27	Unutilised funds from the non-public issuance of A shares	Seven-day notice deposit	Fixed income	2.03%	0	0.86	Yes	Yes
Everbright Bank	Seven-day notice deposit	40	2021/7/13	2021/7/27	Unutilised funds from the non-public issuance of A shares	Seven-day notice deposit	Fixed income	2.03%	0.03	40.03	Yes	Yes

Trustee	Type of entrusted wealth management	Amount of entrusted wealth management	Beginning date of entrusted wealth management	Termination date of entrusted wealth management	Source of funds	Investment of funds	Method to determine return	Annualized rate of return	Actual Income or loss	Actual recovery	Through procedure prescribed by law or not	Whether there is entrusted wealth management plan in the future
Everbright Bank	Seven-day notice deposit	224	2021/8/9	2021/8/24	Unutilised funds from the non-public issuance of A shares	Seven-day notice deposit	Fixed income	2.03%	0.19	224.2	Yes	Yes
Everbright Bank	Seven-day notice deposit	14	2021/9/23	2021/12/14	Unutilised funds from the non-public issuance of A shares	Seven-day notice deposit	Fixed income	2.03%	0.06	14.06	Yes	Yes
Everbright Bank	Seven-day notice deposit	5	2021/11/11	2021/12/14	Unutilised funds from the non-public issuance of A shares	Seven-day notice deposit	Fixed income	2.03%	0.01	5.01	Yes	Yes
Everbright Bank	Seven-day notice deposit	7	2021/11/11	2021/12/22	Unutilised funds from the non-public issuance of A shares	Seven-day notice deposit	Fixed income	2.03%	0.02	7.02	Yes	Yes
Everbright Bank	Seven-day notice deposit	11	2021/11/29	2021/12/14	Unutilised funds from the non-public issuance of A shares	Seven-day notice deposit	Fixed income	2.03%	0.01	11.01	Yes	Yes
Everbright Bank	Seven-day notice deposit	40	2021/12/22	Not yet determined	Unutilised funds from the non-public issuance of A shares	Seven-day notice deposit	Fixed income	2.03%	0	0	Yes	Yes
Everbright Bank	Seven-day notice deposit	5	2021/3/1	2021/3/29	Unutilised funds from the non-public issuance of A shares	Seven-day notice deposit	Fixed income	2.03%	0.01	5.01	Yes	Yes
Everbright Bank	Seven-day notice deposit	11.5	2021/5/8	2021/6/10	Unutilised funds from the non-public issuance of A shares	Seven-day notice deposit	Fixed income	2.03%	0.02	11.52	Yes	Yes
Everbright Bank	Seven-day notice deposit	11.5	2021/6/18	2021/7/28	Unutilised funds from the non-public issuance of A shares	Seven-day notice deposit	Fixed income	2.03%	0.03	11.53	Yes	Yes
Everbright Bank	Seven-day notice deposit	8	2021/6/3	2021/6/23	Unutilised funds from the public issuance of A Share Convertible Bonds	Seven-day notice deposit	Fixed income	2.03%	0.01	8.01	Yes	Yes
Everbright Bank	Seven-day notice deposit	7	2021/8/11	2021/8/25	Unutilised funds from the non-public issuance of A shares	Seven-day notice deposit	Fixed income	2.03%	0.01	7.01	Yes	Yes
Everbright Bank	Seven-day notice deposit	8.5	2021/9/7	2021/12/24	Unutilised funds from the non-public issuance of A shares	Seven-day notice deposit	Fixed income	2.03%	0.05	8.55	Yes	Yes
Everbright Bank	Large-value certificates of deposit	110	2020/10/26	2021/2/26	Unutilised funds from the public issuance of A Share Convertible Bonds	Large-value certificates of deposit	Fixed income	4.00%	1.58	111.6	Yes	Yes
Everbright Bank	Large-value certificates of deposit	180	2020/10/26	2021/3/10	Unutilised funds from the public issuance of A Share Convertible Bonds	Large-value certificates of deposit	Fixed income	4.00%	2.53	182.5	Yes	Yes

Trustee	Type of entrusted wealth management	Amount of entrusted wealth management	Beginning date of entrusted wealth management	Termination date of entrusted wealth management	Source of funds	Investment of funds	Method to determine return	Annualized rate of return	Actual Income or loss	Actual recovery	Through procedure prescribed by law or not	Whether there is entrusted wealth management plan in the future
Everbright Bank	Large-value certificates of deposit	210	2020/10/26	2021/3/17	Unutilised funds from the public issuance of A Share Convertible Bonds	Large-value certificates of deposit	Fixed income	4.00%	3.16	213.2	Yes	Yes
Everbright Bank	Large-value certificates of deposit	140	2020/10/26	2021/3/26	Unutilised funds from the public issuance of A Share Convertible Bonds	Large-value certificates of deposit	Fixed income	4.00%	2.21	142.2	Yes	Yes
Everbright Bank	Large-value certificates of deposit	23	2020/10/26	2021/4/7	Unutilised funds from the public issuance of A Share Convertible Bonds	Large-value certificates of deposit	Fixed income	4.00%	0.32	23.32	Yes	Yes
Everbright Bank	Large-value certificates of deposit	20	2020/10/26	2021/4/14	Unutilised funds from the public issuance of A Share Convertible Bonds	Large-value certificates of deposit	Fixed income	4.00%	0.32	20.32	Yes	Yes
Everbright Bank	Large-value certificates of deposit	170	2020/10/26	2021/4/26	Unutilised funds from the public issuance of A Share Convertible Bonds	Large-value certificates of deposit	Fixed income	4.00%	2.53	172.5	Yes	Yes
Everbright Bank	Large-value certificates of deposit	130	2020/10/26	2021/5/7	Unutilised funds from the public issuance of A Share Convertible Bonds	Large-value certificates of deposit	Fixed income	4.00%	1.89	131.9	Yes	Yes
Everbright Bank	Large-value certificates of deposit	90	2020/10/26	2021/5/19	Unutilised funds from the public issuance of A Share Convertible Bonds	Large-value certificates of deposit	Fixed income	4.00%	1.26	91.26	Yes	Yes
Everbright Bank	Large-value certificates of deposit	380	2020/10/26	2021/5/26	Unutilised funds from the public issuance of A Share Convertible Bonds	Large-value certificates of deposit	Fixed income	4.00%	5.68	385.7	Yes	Yes
Everbright Bank	Large-value certificates of deposit	50	2020/10/26	2021/6/2	Unutilised funds from the public issuance of A Share Convertible Bonds	Large-value certificates of deposit	Fixed income	4.00%	0.63	50.63	Yes	Yes
Everbright Bank	Large-value certificates of deposit	200	2020/10/26	2021/6/23	Unutilised funds from the public issuance of A Share Convertible Bonds	Large-value certificates of deposit	Fixed income	4.00%	2.84	202.8	Yes	Yes
Everbright Bank	Large-value certificates of deposit	270	2020/10/26	2021/6/28	Unutilised funds from the public issuance of A Share Convertible Bonds	Large-value certificates of deposit	Fixed income	4.00%	4.1	274.1	Yes	Yes
Everbright Bank	Large-value certificates of deposit	30	2020/10/26	2021/7/19	Unutilised funds from the public issuance of A Share Convertible Bonds	Large-value certificates of deposit	Fixed income	4.00%	0.52	30.52	Yes	Yes
Everbright Bank	Large-value certificates of deposit	142	2020/10/26	2021/7/26	Unutilised funds from the public issuance of A Share Convertible Bonds	Large-value certificates of deposit	Fixed income	4.00%	2.56	144.6	Yes	Yes

Trustee	Type of entrusted wealth management	Amount of entrusted wealth management	Beginning date of entrusted wealth management	Termination date of entrusted wealth management	Source of funds	Investment of funds	Method to determine return	Annualized rate of return	Actual Income or loss	Actual recovery	Through procedure prescribed by law or not	Whether there is entrusted wealth management plan in the future
Everbright Bank	Large-value certificates of deposit	138	2020/10/26	2021/7/26	Unutilised funds from the public issuance of A Share Convertible Bonds	Large-value certificates of deposit	Fixed income	4.00%	3.22	141.2	Yes	Yes
Everbright Bank	Large-value certificates of deposit	30	2020/10/26	2021/7/30	Unutilised funds from the public issuance of A Share Convertible Bonds	Large-value certificates of deposit	Fixed income	4.00%	0.71	30.71	Yes	Yes
Everbright Bank	Large-value certificates of deposit	360	2020/10/26	2021/8/26	Unutilised funds from the public issuance of A Share Convertible Bonds	Large-value certificates of deposit	Fixed income	4.00%	9.6	369.6	Yes	Yes
Everbright Bank	Large-value certificates of deposit	300	2020/10/26	2021/9/27	Unutilised funds from the public issuance of A Share Convertible Bonds	Large-value certificates of deposit	Fixed income	4.00%	9.03	309	Yes	Yes
Everbright Bank	Large-value certificates of deposit	370	2020/10/26	2021/10/26	Unutilised funds from the public issuance of A Share Convertible Bonds	Large-value certificates of deposit	Fixed income	4.00%	12.33	382.3	Yes	Yes
Everbright Bank	Large-value certificates of deposit	180	2020/10/26	2021/11/18	Unutilised funds from the public issuance of A Share Convertible Bonds	Large-value certificates of deposit	Fixed income	4.00%	6.46	186.5	Yes	Yes
Everbright Bank	Large-value certificates of deposit	380	2020/10/26	2021/11/25	Unutilised funds from the public issuance of A Share Convertible Bonds	Large-value certificates of deposit	Fixed income	4.00%	13.93	393.9	Yes	Yes
Everbright Bank	Large-value certificates of deposit	210	2020/10/26	2021/12/24	Unutilised funds from the public issuance of A Share Convertible Bonds	Large-value certificates of deposit	Fixed income	4.00%	8.35	218.4	Yes	Yes
Everbright Bank	Large-value certificates of deposit	32	2020/10/26	Not yet determined	Unutilised funds from the public issuance of A Share Convertible Bonds	Large-value certificates of deposit	Fixed income	4.00%	1.28	1.28	Yes	Yes
Everbright Bank	Large-value certificates of deposit	2,000	2020/10/26	Not yet determined	Unutilised funds from the public issuance of A Share Convertible Bonds	Large-value certificates of deposit	Fixed income	4.00%	80	80	Yes	Yes
Everbright Bank	Large-value certificates of deposit	2,000	2020/10/26	Not yet determined	Unutilised funds from the public issuance of A Share Convertible Bonds	Large-value certificates of deposit	Fixed income	4.00%	80	80	Yes	Yes
Everbright Bank	Large-value certificates of deposit	2,000	2020/10/26	Not yet determined	Unutilised funds from the public issuance of A Share Convertible Bonds	Large-value certificates of deposit	Fixed income	4.00%	80	80	Yes	Yes

Trustee	Type of entrusted wealth management	Amount of entrusted wealth management	Beginning date of entrusted wealth management	Termination date of entrusted wealth management	Source of funds	Investment of funds	Method to determine return	Annualized rate of return	Actual Income or loss	Actual recovery	Through procedure prescribed by law or not	Whether there is entrusted wealth management plan in the future
Everbright Bank	Seven-day notice deposit	43	2020/12/10	2021/1/26	Unutilised funds from the public issuance of A Share Convertible Bonds	Seven-day notice deposit	Fixed income	2.03%	0.11	43.11	Yes	Yes
Everbright Bank	Seven-day notice deposit	30	2020/12/10	2021/2/23	Unutilised funds from the public issuance of A Share Convertible Bonds	Seven-day notice deposit	Fixed income	2.03%	0.13	30.13	Yes	Yes
Everbright Bank	Seven-day notice deposit	24	2021/11/9	2021/11/18	Unutilised funds from the public issuance of A Share Convertible Bonds	Seven-day notice deposit	Fixed income	2.03%	0.01	24.01	Yes	Yes
Everbright Bank	Seven-day notice deposit	18	2021/12/7	Not yet determined	Unutilised funds from the public issuance of A Share Convertible Bonds	Seven-day notice deposit	Fixed income	2.03%	0	0	Yes	Yes
Everbright Bank	Seven-day notice deposit	100.03	2021/2/7	2021/2/23	Unutilised funds from the public issuance of A Share Convertible Bonds	Seven-day notice deposit	Fixed income	2.03%	0.09	100.1	Yes	Yes
Everbright Bank	Seven-day notice deposit	14.64	2021/2/7	2021/2/23	Unutilised funds from the public issuance of A Share Convertible Bonds	Seven-day notice deposit	Fixed income	2.03%	0.01	14.65	Yes	Yes
Everbright Bank	Seven-day notice deposit	14.64	2021/2/23	2021/3/10	Unutilised funds from the public issuance of A Share Convertible Bonds	Seven-day notice deposit	Fixed income	2.03%	0.01	14.65	Yes	Yes
Everbright Bank	Seven-day notice deposit	6.3	2021/3/23	2021/5/20	Unutilised funds from the public issuance of A Share Convertible Bonds	Seven-day notice deposit	Fixed income	2.03%	0.02	6.32	Yes	Yes
Everbright Bank	Seven-day notice deposit	4	2021/7/26	2021/12/24	Unutilised funds from the public issuance of A Share Convertible Bonds	Seven-day notice deposit	Fixed income	2.03%	0.03	4.03	Yes	Yes

RELATED INFORMATION OF BONDS

I.	ENTERPRISE BOND, CORPORATE BOND AND NON-FINANCIAL CORPORATE DEBT FINANCING INSTRUMENTS

(I)	Enterprise Bond

Nil

(II)	Corporate Bond

1.	Basic Information of Corporate Bond

Unit: RMB million

Name	Abbreviation	Code	Issuance date	Interest date	Maturity date	Nominal value of bonds	Interest rate (%)	Repayment of principal and interest	Trading floor	Arrangement to ensure the suitability of investors (if any)	Trading mechanism	Whether there is a risk of termination of the listing
2019 corporate bonds publicly offered of China Southern Airlines Company Limited (the second tranche)	19 China Southern Airlines 02	155417	2019/5/16	2019/5/17	2022/5/17	2,000	3.72	Pay interests once a year, pay back principal plus interests when due	SSE	Only qualified investors stipulated by the SSE can participate in the transaction	Adopt bidding, quotation, inquiry and agreement trading at the same time	No
2019 corporate bonds publicly offered of China Southern Airlines Company Limited (the first tranche)	19 China Southern Airlines 01	155185	2019/2/21	2019/2/22	2022/2/22	3,000	3.45	Pay interests once a year, pay back principal plus interests when due	SSE	Only qualified investors stipulated by the SSE can participate in the transaction	Adopt bidding, quotation, inquiry and agreement trading at the same time	No
2019 corporate bonds publicly offered of Xiamen Airlines Company Limited (the first tranche)	19 Xiamen Airlines 01	163004	2019/11/20	2019/11/20	2022/11/20	1,500	3.58	Pay interests once a year, pay back principal plus interests when due	SSE	Only qualified investors stipulated by the SSE can participate in the transaction	Adopt bidding, quotation, inquiry and agreement trading at the same time	No
2020 corporate bonds publicly offered of Xiamen Airlines Company Limited (the first tranche)	20 Xiamen Airlines 01	163273	2020/3/16	2020/3/16	2023/3/15	1,000	2.95	Pay interests once a year, pay back principal plus interests when due	SSE	Only qualified investors stipulated by the SSE can participate in the transaction	Adopt bidding, quotation, inquiry and agreement trading at the same time	No

2.	Use of Proceeds as at the End of the Reporting Period

Unit: RMB million

Name of bonds	Gross proceeds raised	Utilised amount	Unutilised amount	The operating of the special account for the proceeds (if any)	The rectification of illegal use of proceeds (if any)	Whether it is consistent with the use, use plan and other provisions promised in the prospectus
2019 corporate bonds publicly offered of China Southern Airlines Company Limited (the second tranche)	2,000	2,000	0

The Company has set up a special account for the proceeds at Guangzhou Airport Road Branch of Agricultural Bank of China in accordance with the Tripartite Custody Agreement on Account and Funds of 2018 Corporate Bonds Publicly offered of China Southern Airlines Company Limited. The Company shall manage the special account in strict accordance with the provisions in the the Offering Document. The inflow and use of the proceeds of “19 China Southern Airlines 02” are all carried out in the special account for the proceeds. The funds shall be raised in strict accordance with the relevant procedures of the Tripartite Custody Agreement on Account and Funds of 2018 Corporate Bonds Publicly offered of China Southern Airlines Company Limited.

					Not applicable	Yes

Name of bonds	Gross proceeds raised	Utilised amount	Unutilised amount	The operating of the special account for the proceeds (if any)	The rectification of illegal use of proceeds (if any)	Whether it is consistent with the use, use plan and other provisions promised in the prospectus
2019 corporate bonds publicly offered of China Southern Airlines Company Limited (the first tranche)	3,000	3,000	0

The Company has set up a special account for the proceeds at Guangzhou Airport Road Branch of Agricultural Bank of China in accordance with the Tripartite Custody Agreement on Account and Funds of 2018 Corporate Bonds Publicly offered of China Southern Airlines Company Limited. The Company shall manage the special account in strict accordance with the provisions in the the Offering Document. The inflow and use of the proceeds of “19 China Southern Airlines 01” are all carried out in the special account for the proceeds. The funds shall be raised in strict accordance with the relevant procedures of the Tripartite Custody Agreement on Account and Funds of 2018 Corporate Bonds Publicly offered of China Southern Airlines Company Limited.

					Not applicable	Yes

Name of bonds	Gross proceeds raised	Utilised amount	Unutilised amount	The operating of the special account for the proceeds (if any)	The rectification of illegal use of proceeds (if any)	Whether it is consistent with the use, use plan and other provisions promised in the prospectus
2019 corporate bonds publicly offered of Xiamen Airlines Company Limited (the first tranche)	1,500	1,500	0

The Company has set up a special account for the proceeds at Xiamen Airport Branch of Bank of China Limited in accordance with the Tripartite Custody Agreement on the Designated Accounts for the Proceeds of 2019 Corporate Bonds Publicly offered of Xiamen Airlines Company Limited (the First Tranche). The Company shall manage the special account in strict accordance with the provisions in the the Offering Document. The inflow and use of the proceeds of “19 Xiamen Airlines 01” are all carried out in the special account for the proceeds. The funds shall be raised in strict accordance with the relevant procedures of the Tripartite Custody Agreement on the Designated Accounts for the Proceeds of 2019 Corporate Bonds Publicly offered of Xiamen Airlines Company Limited (the First Tranche).

					Not applicable	Yes

Name of bonds	Gross proceeds raised	Utilised amount	Unutilised amount	The operating of the special account for the proceeds (if any)	The rectification of illegal use of proceeds (if any)	Whether it is consistent with the use, use plan and other provisions promised in the prospectus
2020 corporate bonds publicly offered of Xiamen Airlines Company Limited (the first tranche)	1,000	1,000	0

The Company has set up a special account for the proceeds at Xiamen Branch of China Construction Bank Corporation in accordance with the Tripartite Custody Agreement on the Proceeds of 2020 Corporate Bonds Publicly offered of Xiamen Airlines Company Limited (the First Tranche) (Pandemic Prevention and Control Bonds). The Company shall manage the special account in strict accordance with the provisions in the the Offering Document. The inflow and use of the proceeds of “20 Xiamen Airlines 01” are all carried out in the special account for the proceeds. The funds shall be raised in strict accordance with the relevant procedures of the Tripartite Custody Agreement on the Proceeds of 2020 Corporate Bonds Publicly offered of Xiamen Airlines Company Limited (the First Tranche) (Pandemic Prevention and Control Bonds).

					Not applicable	Yes

3.	During the Reporting Period, the Implementation, Changes and Impact of Guarantee, Debt Repayment Plan and Other Debt Repayment Protection Measures

Corporate bonds of the Company are unsecured bonds. During the reporting period, debt repayment plan and other debt repayment protection measures are implemented in accordance with the provisions and commitments in the prospectus.

(III)	Non-financial Corporate Debt Financing Instruments in the Interbank Bond Market

1.	Basis information of non-financial corporate debt financing instruments

Unit: RMB million

Name of bonds	Abbreviation	Code	Issuance date	Interest date	Maturity date	Nominal value of bonds	Interest rate (%)	Repayment of principal and interest	Trading floor	Trading mechanism	Whether there is a risk of termination of the listing
The thirtieth tranche of Ultra- short-term Financing Bills of China Southern Airlines Company Limited in 2021	21 China Southern Airlines SCP030	12103840	2021/10/21	2021/10/22	2022/7/19	4,000	2.70	Repayment of the principal and interest in lump sum when due	National interbank bond market	Price-enquiry transaction approach and one-click-order transaction approach	No
The thirty-first tranche of Ultra- short-term Financing Bills of China Southern Airlines Company Limited in 2021	21 China Southern Airlines SCP031	12105108	2021/11/22	2021/11/23	2022/4/22	1,500	2.49	Repayment of the principal and interest in lump sum when due	National interbank bond market	Price-enquiry transaction approach and one-click-order transaction approach	No
The thirty-third tranche of Ultra- short-term Financing Bills of China Southern Airlines Company Limited in 2021	21 China Southern Airlines SCP033	12105527	2021/12/27	2021/12/28	2022/4/27	1,000	2.19	Repayment of the principal and interest in lump sum when due	National interbank bond market	Price-enquiry transaction approach and one-click-order transaction approach	No
The Fourth tranche of Ultra- short-term Financing Bills of China Southern Air lines Company Limited in 2021	21 China Southern Airlines SCP034	12105524	2021/12/24	2021/12/28	2022/4/27	2,600	2.30	Repayment of the principal and interest in lump sum when due	National interbank bond market	Price-enquiry transaction approach and one-click-order transaction approach	No
The first tranche of medium- term notes of China Southern Airlines Company Limited in 2019	19 China Southern Airlines MTN001	101901408	2019/10/18	2019/10/21	2022/10/21	1,000	3.20	Pay interests once a year, pay back principal plus interests when due	National interbank bond market	Price-enquiry transaction approach and one-click-order transaction approach	No
The first tranche of medium- term notes of China Southern Airlines Company Limited in 2020	20 China Southern Airlines MTN001	102000113	2020/2/12	2020/2/13	2023/2/13	1,000	3.12	Pay interests once a year, pay back principal plus interests when due	National interbank bond market	Price-enquiry transaction approach and one-click-order transaction approach	No

Name of bonds	Abbreviation	Code	Issuance date	Interest date	Maturity date	Nominal value of bonds	Interest rate (%)	Repayment of principal and interest	Trading floor	Trading mechanism	Whether there is a risk of termination of the listing
The second tranche of medium-term notes of China Southern Airlines Company Limited in 2020	20 China Southern Airlines MTN002	102000199	2020/2/26	2020/2/27	2023/2/27	1,000	3.05	Pay interests once a year, pay back principal plus interests when due	National interbank bond market	Price-enquiry transaction approach and one-click-order transaction approach	No
The third tranche of medium- term notes of China Southern Airlines Company Limited in 2020	20 China Southern Airlines MTN003	102000238	2020/3/3	2020/3/5	2023/3/5	1,000	3.00	Pay interests once a year, pay back principal plus interests when due	National interbank bond market	Price-enquiry transaction approach and one-click-order transaction approach	No
The fourth tranche of medium-term notes of China Southern Airlines Company Limited in 2020	20 China Southern Airlines MTN004	102000239	2020/3/3	2020/3/5	2023/3/5	1,000	3.00	Pay interests once a year, pay back principal plus interests when due	National interbank bond market	Price-enquiry transaction approach and one-click-order transaction approach	No
The fifth tranche of medium- term notes of China Southern Airlines Company Limited in 2020	20 China Southern Airlines MTN005	102000240	2020/3/3	2020/3/5	2025/3/5	1,000	3.28	Pay interests once a year, pay back principal plus interests when due	National interbank bond market	Price-enquiry transaction approach and one-click-order transaction approach	No
The sixth tranche of medium- term notes of China Southern Airlines Company Limited in 2020	20 China Southern Airlines MTN006	102000280	2020/3/5	2020/3/9	2023/3/9	1,000	3.00	Pay interests once a year, pay back principal plus interests when due	National interbank bond market	Price-enquiry transaction approach and one-click-order transaction approach	No
The seventh tranche of medium-term notes of China Southern Airlines Company Limited in 2020	20 China Southern Airlines MTN007	102000859	2020/4/23	2020/4/26	2023/4/26	1,000	2.44	Pay interests once a year, pay back principal plus interests when due	National interbank bond market	Price-enquiry transaction approach and one-click-order transaction approach	No
The eighth tranche of medium-term notes of China Southern Airlines Company Limited in 2020	20 China Southern Airlines MTN008	102000858	2020/4/23	2020/4/27	2023/4/27	500	2.44	Pay interests once a year, pay back principal plus interests when due	National interbank bond market	Price-enquiry transaction approach and one-click-order transaction approach	No
The ninth tranche of medium- term notes of China Southern Airlines Company Limited in 2020	20 China Southern Airlines MTN009	102000888	2020/4/27	2020/4/28	2023/4/28	500	2.44	Pay interests once a year, pay back principal plus interests when due	National interbank bond market	Price-enquiry transaction approach and one-click-order transaction approach	No

Name of bonds	Abbreviation	Code	Issuance date	Interest date	Maturity date	Nominal value of bonds	Interest rate (%)	Repayment of principal and interest	Trading floor	Trading mechanism	Whether there is a risk of termination of the listing
The first tranche of medium- term notes of China Southern Airlines Company Limited in 2021	21 China Southern Airlines MTN001	102101342	2021/7/19	2021/7/21	2024/7/21	1,000	3.17	Pay interests once a year, pay back principal plus interests when due	National interbank bond market	Price-enquiry transaction approach and one-click-order transaction approach	No
The second tranche of medium- term notes of China Southern Airlines Company Limited in 2021	21 China Southern Airlines MTN002	102101975	2021/9/26	2021/9/28	2024/9/28	3,000	3.09	Pay interests once a year, pay back principal plus interests when due	National interbank bond market	Price-enquiry transaction approach and one-click-order transaction approach	No
The third tranche of medium- term notes of China Southern Airlines Company Limited in 2021	21 China Southern Airlines MTN003	102103046	2021/11/18	2021/11/22	2024/11/22	3,500	3.20	Pay interests once a year, pay back principal plus interests when due	National interbank bond market	Price-enquiry transaction approach and one-click-order transaction approach	No
The fourth tranche of medium- term notes of China Southern Airlines Company Limited in 2021	21 China Southern Airlines MTN004	102103343	2021/12/27	2021/12/28	2024/12/28	1,500	2.90	Pay interests once a year, pay back principal plus interests when due	National interbank bond market	Price-enquiry transaction approach and one-click-order transaction approach	No
The first tranche of Ultra-short-term Financing Bills of Xiamen Airlines Company Limited in 2021	21 Xiamen Airlines SCP001	12103560	2021/9/24	2021/9/27	2022/2/24	500	2.42	Repayment of the principal and interest in lump sum when due	National interbank bond market	Price-enquiry transaction approach and one-click-order transaction approach	No
The second tranche of Ultra-short-term Financing Bills of Xiamen Airlines Company Limited in 2021	21 Xiamen Airlines SCP002	12103580	2021/9/27	2021/9/28	2022/3/25	500	2.50	Repayment of the principal and interest in lump sum when due	National interbank bond market	Price-enquiry transaction approach and one-click-order transaction approach	No

2.	Use of Proceeds as at the End of the Reporting Period

Unit: RMB million

Name of bonds	Gross proceeds raised	Utilised amount	Unutilised amount	The operating of the special account for the proceeds (if any)	The rectification of illegal use of proceeds (if any)	Whether it is consistent with the use, use plan and other provisions promised in the prospectus
21 China Southern Airlines SCP002	2,000.00	2,000.00	0	Not applicable	Not applicable	Yes
21 China Southern Airlines SCP003	3,500.00	3,500.00	0	Not applicable	Not applicable	Yes
21 China Southern Airlines SCP004	2,000.00	2,000.00	0	Not applicable	Not applicable	Yes
21 China Southern Airlines SCP005	2,000.00	2,000.00	0	Not applicable	Not applicable	Yes
21 China Southern Airlines SCP006	3,000.00	3,000.00	0	Not applicable	Not applicable	Yes
21 China Southern Airlines SCP007	1,500.00	1,500.00	0	Not applicable	Not applicable	Yes
21 China Southern Airlines SCP008	3,000.00	3,000.00	0	Not applicable	Not applicable	Yes
21 China Southern Airlines SCP009	3,000.00	3,000.00	0	Not applicable	Not applicable	Yes
21 China Southern Airlines SCP010	3,000.00	3,000.00	0	Not applicable	Not applicable	Yes
21 China Southern Airlines SCP011	2,000.00	2,000.00	0	Not applicable	Not applicable	Yes
21 China Southern Airlines SCP012	5,000.00	5,000.00	0	Not applicable	Not applicable	Yes
21 China Southern Airlines SCP013	2,000.00	2,000.00	0	Not applicable	Not applicable	Yes
21 China Southern Airlines SCP014	3,000.00	3,000.00	0	Not applicable	Not applicable	Yes
21 China Southern Airlines SCP015	2,000.00	2,000.00	0	Not applicable	Not applicable	Yes
21 China Southern Airlines SCP016	4,000.00	4,000.00	0	Not applicable	Not applicable	Yes
21 China Southern Airlines SCP017	1,200.00	1,200.00	0	Not applicable	Not applicable	Yes
21 China Southern Airlines SCP018	4,200.00	4,200.00	0	Not applicable	Not applicable	Yes
21 China Southern Airlines SCP019	3,000.00	3,000.00	0	Not applicable	Not applicable	Yes
21 China Southern Airlines SCP020	3,000.00	3,000.00	0	Not applicable	Not applicable	Yes
21 China Southern Airlines SCP021	2,000.00	2,000.00	0	Not applicable	Not applicable	Yes

Name of bonds	Gross proceeds raised	Utilised amount	Unutilised amount	The operating of the special account for the proceeds (if any)	The rectification of illegal use of proceeds (if any)	Whether it is consistent with the use, use plan and other provisions promised in the prospectus
21 China Southern Airlines SCP022	2,000.00	2,000.00	0	Not applicable	Not applicable	Yes
21 China Southern Airlines SCP023	1,500.00	1,500.00	0	Not applicable	Not applicable	Yes
21 China Southern Airlines SCP024	2,000.00	2,000.00	0	Not applicable	Not applicable	Yes
21 China Southern Airlines SCP025	3,000.00	3,000.00	0	Not applicable	Not applicable	Yes
21 China Southern Airlines SCP026	1,000.00	1,000.00	0	Not applicable	Not applicable	Yes
21 China Southern Airlines SCP027	2,000.00	2,000.00	0	Not applicable	Not applicable	Yes
21 China Southern Airlines SCP028	3,000.00	3,000.00	0	Not applicable	Not applicable	Yes
21 China Southern Airlines SCP029	1,500.00	1,500.00	0	Not applicable	Not applicable	Yes
21 China Southern Airlines SCP030	4,000.00	4,000.00	0	Not applicable	Not applicable	Yes
21 China Southern Airlines SCP031	1,500.00	1,500.00	0	Not applicable	Not applicable	Yes
21 China Southern Airlines SCP032	2,000.00	2,000.00	0	Not applicable	Not applicable	Yes
21 China Southern Airlines SCP033	1,000.00	1,000.00	0	Not applicable	Not applicable	Yes
21 China Southern Airlines SCP034	2,600.00	2,600.00	0	Not applicable	Not applicable	Yes
21 China Southern Airlines MTN001	1,000.00	1,000.00	0	Not applicable	Not applicable	Yes
21 China Southern Airlines MTN002	3,000.00	3,000.00	0	Not applicable	Not applicable	Yes

Name of bonds	Gross proceeds raised	Utilised amount	Unutilised amount	The operating of the special account for the proceeds (if any)	The rectification of illegal use of proceeds (if any)	Whether it is consistent with the use, use plan and other provisions promised in the prospectus
21 China Southern Airlines MTN003	3,500.00	3,500.00	0	Not applicable	Not applicable	Yes
21 China Southern Airlines MTN004	1,500.00	1,500.00	0	Not applicable	Not applicable	Yes
21 Xiamen Airlines SCP001	500.00	500.00	0	Not applicable	Not applicable	Yes
21 Xiamen Airlines SCP001	500.00	500.00	0	Not applicable	Not applicable	Yes

3.	During the Reporting Period, the Implementation, Changes and Impact of Guarantee, Debt Repayment Plan and Other Debt Repayment Protection Measures

All the non-financial corporate debt financing instruments issued by the Company are unsecured. During the reporting period, the debt repayment plan and other debt repayment protection measures for the non-financial corporate debt financing instruments are implemented in accordance with the provisions and commitments in the prospectus.

All the non-financial corporate debt financing instruments issued by Xiamen Airlines are unsecured. During the reporting period, the debt repayment plan and other debt repayment protection measures for the non-financial corporate debt financing instruments are implemented in accordance with the provisions and commitments in the prospectus.

II.	CORPORATE CONVERTIBLE BONDS

(I)	Issuance of Convertible Bonds

On 14 May 2020, the thirteenth meeting of the eighth session of Board of the Company was held, at which the resolution on the satisfaction by the Company of the conditions of the public issuance of A Share Convertible Bonds, as well as the resolutions on the specific plan, preliminary proposal and feasibility report were passed. On 30 June 2020, 2019 annual general meeting, 2020 first class meeting for holders of A Shares and 2020 first class meeting for holders of H Shares were held, at which the relevant resolutions on the public issuance of A Share Convertible Bonds were considered and approved.

On 10 July 2020, the Company received the CSRC’s Acceptance Notice of the Application for Administration Permission (Acceptance No. 201734) (《中國證監會行政許可申請受理單》(受理序號：201734號)) issued by the CSRC. The CSRC, pursuant to applicable laws, conducted a review of the application materials for administrative permission of listed companies’ issuance of Convertible Bonds submitted by the Company. The CSRC is of the opinion that the application materials are complete and has decided to accept the applications for administrative permission for further processing.

On 24 August 2020, the 124th working meeting in 2020 of the 18th session of the Issuance Examination Committee of the CSRC reviewed the Company’s application for the public issuance of convertible bonds. According to the meeting review results, the Company’s application for the public issuance of convertible bonds was approved.

On 21 September 2020, the Company received the “Approval of China Southern Airlines Company Limited’s Public Issuance of Convertible Bonds (Zheng Jian Xu Ke [2020] No. 2264) (《關於核准中國南方航空股份有限公司公開發行可轉換公司債券的批復》 (證監許可[2020]2264號))” issued by the CSRC. On 15 October 2020, the Company publicly issued 160 million A Share Convertible Bonds with nominal value of RMB100 each, representing a total amount of RMB16 billion. On 21 October 2020, the Company received the proceeds from public issuance of A Share Convertible Bonds and deposited them in the special account for the proceeds.

Pursuant to the approval by the Self-discipline Supervision Decision [2020] No. 355 issued by the SSE, the convertible bonds of the Company with an amount of RMB16 billion were listed on the SSE on 3 November 2020 with the bond abbreviation of “Nanhang Convertible Bonds (南航轉債)” and the bond code of 110075.

(II)	Holders and Guarantors of Convertible Bonds During the Reporting Period

Name of corporate convertible bonds	2020 Corporate Convertible Bonds of China Southern Airlines Company Limited
Numbers of holders of convertible bonds at the end of the period	37,006
Guarantor of the convertible bonds of the Company	Nil

Particulars of the top ten convertible bonds holders:

Name of the corporate convertible bonds holders	Total number of bonds held at the end of reporting period (RMB)	Bond-holding percentage (%)
Specific accounts for bonds repurchase and pledge under the registration and settlement system (Industrial and Commercial Bank of China)	996,457,000	16.90
Specific accounts for bonds repurchase and pledge under the registration and settlement system (China Construction Bank)	327,119,000	5.55
Specific accounts for bonds repurchase and pledge under the registration and settlement system (Agricultural Bank of China)	288,711,000	4.90
Industrial Bank Co., Ltd. – AIFMC New Vision Flexible Allocation and Regularly Open Hybrid Initiating Securities Investment Fund	249,844,000	4.24
Specific accounts for bonds repurchase and pledge under the registration and settlement system (Bank of China)	233,771,000	3.96
Agricultural Bank of China Limited – Guangfa Balance Selected Mixed Type Securities Investment Fund (廣發均衡優選混合型證券投資基金)	200,826,000	3.41
Agricultural Bank of China Limited – Panghua Convertible Bonds Securities Investment Fund (鵬華可轉債債券型證券投資基金)	162,249,000	2.75
Specific accounts for bonds repurchase and pledge under the registration and settlement system (China Galaxy Securities Co., Ltd.)	160,329,000	2.72
Specific accounts for bonds repurchase and pledge under the registration and settlement system (China Merchants Bank Co., Ltd.)	156,189,000	2.65
Industrial Bank Co., Ltd. – GF Stable Preferred Six-month Hybrid Securities Investment Fund (廣發穩健優選六個月持有期混合型證券投資基金)	132,193,000	2.24

(III)	Changes in Convertible Bonds During the Reporting Period

Unit: RMB

Name of the corporate convertible bonds	Prior to current change	Increase/decrease in the current changes			After current changes
		Converted	Redeemed	Resold
2020 Corporate Convertible Bonds of China Southern Airlines Company Limited	16,000,000,000.00	10,103,407,000.00	–	–	5,896,593,000.00

Cumulative Number of Shares Converted During the Reporting Period

Name of Convertible Bonds	2020 Corporate Convertible Bonds of China Southern Airlines Company Limited
Nominal value of convertible bonds converted during the reporting period (RMB)	10,103,407,000.00
Number of shares converted during the reporting period (shares)	1,619,135,633
Aggregated number of shares converted (shares)	1,619,135,633
Aggregated number of shares converted per the total number of shares issued by the Company before conversion (%)	10.56
Nominal value of outstanding convertible bonds (RMB)	5,896,593,000
Outstanding convertible bonds per the total number of convertible bonds issued (%)	36.85

(IV)	Information on the Company’s Liability and Credit Changes As Well As the Cash Arrangement for the Future Annual Debt Repayment

Pursuant to the relevant provisions of the Administrative Measures for the Issuance of Securities by Listed Companies, the Administrative Measures for Issuance and Trading of Corporate Bonds and the Rules Governing the Listing of Stocks on Shanghai Stock Exchange issued by CSRC, during the reporting period, the Company entrusted a credit rating agency China Lianhe Credit Rating Co., Ltd (聯合資信評估股份有限公司) to conduct credit rating for the Nanhang Convertible Bonds issued by the Company in October 2020. China Lianhe Credit Rating Co., Ltd issued the 2021 Follow-up Rating Report for Convertible Bonds of China Southern Airlines Company Limited (《中國南方航空股份有限公司可轉換公司債券2021年跟蹤評級報告》). The rating results are as follows: it maintained the AAA long-term credit rating of the main body of the Company, maintained the credit rating of AAA of Nanhang Convertible Bonds with stable outlook. The Company’s operations are stable in all aspects with reasonable asset structure, and the liabilities situation has not changed significantly, and the credit status is good. The Company’s cash sources for debt repayment in the coming years mainly include cash inflows from income from the normal business operations of the Company.

(V)	Other Information about Corporate Convertible Bonds

Nil.

RISK MANAGEMENT AND INTERNAL CONTROL

The Board is responsible for maintaining sound and effective risk management and internal control systems, and reviewing its effectiveness to ensure the safety of shareholder investment and corporate assets. The risk management and internal control systems are designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable but not absolute assurance.

The Board has existing process to identify, assess and manage major risks to which the Company is exposed. It is part of the process to renew the risk management and internal control systems in case of changes in operating environment or regulation. The Board has conducted a review of, and is satisfied with the effectiveness of the risk management and internal control systems for the financial year ended 31 December 2021.

I.	Disclaimer on Internal Control and the Establishment of Internal Control System

The Board is responsible for establishing robust internal control system and effectively implementing such internal control system, evaluating its effectiveness, accurately disclosing the assessment report on the relevant internal control. The objectives of the internal control system of the Company are to reasonably ensure the legitimacy and compliance of operating management, the safety of assets, and the truthfulness and completeness of financial report and relevant information, to improve the operation efficiency and effectiveness, and to promote the realization of development strategies of the Company. Given the inherent limitations of the internal control system, only reasonable assurance can be provided for the above objectives.

The Board has carried out self-assessment on the effective of relevant internal control of the Company in accordance with the “Basic Standard for Enterprise Internal Control” and its supporting guidelines, and has considered them effective as at 31 December 2021 (being the base date of assessment report of internal control) and free from significant or important deficiencies in internal control on financial reporting. In addition, no significant or important deficiencies in internal control on non-financial reporting were identified.

II.	Particulars of the Audit Report on the Company’s Internal Control

KPMG Huazhen LLP conducted an audit on the effectiveness of the Company’s internal control over financial reporting, and was of the opinion that the Company has maintained effectiveness of the Company’s internal control over financial reporting in all major aspects in accordance with the “Basic Norms for Enterprise Internal Control” and relevant regulations as at 31 December 2021. For details, please refer to the 2021 Internal Control Audit Report of China Southern Airlines disclosed on the website of the Shanghai Stock Exchange.

III.	Implementation of Evaluation of Internal Control

1.	Organizational structure of internal control

The Company adopts the decentralized management of internal control, and has set out the linear management structure composed of the Board, Audit and Risk Management Committee, Managers, Internal Control Team, and business units and departments, which is shown as follows:

The Board is responsible for reviewing and approving the final achievements, and submitting annual statement on risk management and internal control systems. Audit and Risk Management Committee is responsible for reviewing the internal control of the Company, supervising the effective implementation of internal control and self-evaluation of internal control, evaluating the effectiveness of internal control, urging the rectification of internal control defects, coordinating internal control audit and other related matters, etc. Managers are responsible for organizing and leading the daily operation of internal control of the Company. The Internal Control Team is responsible for the specific organization and implementation of the items. All business units and departments are responsible for maintaining their respective internal control measures on-going and effective, describing and updating their respective business processes and control points, identifying the record documents, recognizing the significant control measures, and organizing the rectification of defects.

2.	Evaluation procedures of internal control

Based on the internal control framework issued by the Committee of Sponsoring Organisations of the U.S. Treadway Commission (“COSO”), the evaluation of internal control of the Company is designed on five components of internal control, and fully complies with relevant requirement of U.S. Sarbanes – Oxley Act, PRC Standard Regulations on Corporate Internal Control and its supporting guidelines and the Hong Kong Listing Rules in 2016. In order to further enhance the quality of internal control, the Company employed a professional independent third-party institution for guidance.

The Company has determined the content involved in the evaluation of internal control in the qualitative and quantitative principles, mainly including the Company-level internal control framework and the internal control at the level of business process. The Company-level internal control framework is based on the five components set down by the COSO, namely control environment, risk assessment, control activities, information and communication, and monitoring. The level of business process fully reflects the industrial characteristics of aviation transport enterprises. The evaluation content covers the information related to both financial reports and non-financial reports, and the evaluated units include the Company itself and all of its branches (subsidiaries), bases and extending to professional companies and joint ventures.

The Company performs the annual evaluation of internal control in the flow of plan, record, test, rectification and report stages.

Firstly, the internal control at the level of the Company and the business process is recorded and updated by means of interview, questionnaire, etc. in order to identify and analyze the risks. The walk-through test is performed to evaluate the effectiveness of the design of internal control. Secondly, the risks are marked and ranked to determine areas with high, moderate and low risks and screen out key risk control points by combing the risk control points. These key risk control points are tested by means of observation, interview, re-calculation, inspection, confirmation, knowledge evaluation, system inquiry, etc. so as to evaluate the effectiveness of the implementation of internal control.

In case of any defects of the internal control, the Company will analyze the cause of such defects, put forward rectification opinions and management suggestions and urge the process principal concerned to develop effective rectification measures and implement the same for rectification purposes to eventually achieve effective risk control. Once great or major defects of internal control are found, they will be reported to Managers and the Audit and Risk Management Committee without delay.

3.	Key features of the evaluation of internal control

With years of accumulation, the evaluation of internal control of the Company has gradually developed the working method and characteristics adapted to the management pattern of the Company. Firstly, the management structure has defined responsibility, clear division of work and clear path of reporting complying with the listing regulatory requirements in the Shanghai Stock Exchange, the Stock Exchange and the New York Stock Exchange. Secondly, the evaluation covers most organization, relates to full processes and has a complete set of basic data.

IV.	Summary of Risk Management and Internal Control

The Board recognizes its responsibility for supervising the risk management and internal control system of the Group and reviews the effectiveness of the same at least once a year by the Audit and Risk Management Committee. The Audit and Risk Management Committee assists the Board in performing its role in supervising finance, operation, compliance, risk management and internal monitoring as well as financial and internal audit function resources of the Group and in corporate governance. The Group has the internal audit function.

Based on the disclosure above, appropriate policies and monitoring have been established and formulated to ensure that the encumbered assets will not be used or disposed of without approval and comply with and abide by relevant laws, regulations and rules. Reliable financial and accounting records are kept in accordance with the relevant accounting standards and regulatory requirements. Major risks with potential effect on the performance of the Group are properly identified and managed. The system and the internal control can only make a reasonable but not absolute guarantee to prevent major misrepresentations or losses, which are designed to manage rather than eliminate the risk of failing to meet business objectives.

The Company regulates the processing and issuance of inside information in accordance with a number of inside information disclosure procedures to ensure the proper maintenance of confidentiality prior to the disclosure of such information and to publish such information in an efficient and consistent manner.

As disclosed above, the Audit and Risk Management Committee held 7 meetings in 2021, where the risk management and internal control systems of the Group were reviewed. For the year ended 31 December 2021, the Board has conducted through the Audit and Risk Management Committee an annual review of the effectiveness of the risk management and internal control systems of the Group covering all significant financial, operating and compliance controls, and considers the risk management and internal control of the Group is effective and adequate.

REFORM

IMPLEMENTATION

Adopt Tenure System

and Contractual Management,

Build China Southern Airlines Ecosystem

and Promote Digital Transformation

INDEPENDENT AUDITOR’S REPORT

Independent auditor’s report to the shareholders of

China Southern Airlines Company Limited

(incorporated in the People’s Republic of China with limited liability)

Opinion

We have audited the consolidated financial statements of China Southern Airlines Company Limited (“the Company”) and its subsidiaries (“the Group”) set out on pages 163 to 276, which comprise the consolidated statement of financial position as at 31 December 2021, the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at 31 December 2021 and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”) and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (“ISAs”) issued by the International Auditing and Assurance Standards Board. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Group in accordance with International Ethics Standards Board for Accountants’ International Code of Ethics for Professional Accountants (including International Independence Standards) (“IESBA Code”) together with any ethical requirements that are relevant to our audit of the consolidated financial statements in the People’s Republic of China, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the IESBA Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Assessment of value in use of aircraft and related equipment

Refer to note 2(i), note 2(k), note 2(l)(iii), note 3(a), note 19 and note 21 to the consolidated financial statements.

The Key Audit Matter	How the matter was addressed in our audit

The Group reported aircraft and related equipment in the amount of RMB199,407 million as of 31 December 2021. At the end of each reporting period, if any indication of impairment exists, the Group estimates the recoverable amount of an asset, or a cash-generating unit, at the higher of its fair value less costs of disposal and its value in use, to determine the impairment losses. Such assessment results in the Group recognising RMB2,579 million of impairment loss on aircraft and related equipment for the year ended 31 December 2021. The key assumptions underlying the Group’s estimated value in use include traffic revenue growth rates, related operating costs growth rates (“forecasted growth rates”) and discount rates.

We identified the assessment of value in use of aircraft and related equipment as a key audit matter because the estimate of value in use of aircraft and related equipment involved a high degree of subjectivity and judgment in evaluating the Group’s assumptions of forecasted growth rates and discount rates, and value in use of aircraft and related equipment is sensitive to changes in these assumptions.

The primary procedures we performed to address this key audit matter included the following.

•  We evaluated the design and tested the operating effectiveness of certain internal controls over the Group’s process in assessing the value in use of aircraft and related equipment. This includes controls related to the development of forecasted growth rates and discount rates used in determining the value in use of aircraft and related equipment;

•  We assessed the reasonableness of the Group’s forecasted growth rates based on the Group’s future operation plans;

•  We assessed the forecasted growth rates adopted in the Group’s value in use assessment by comparing them with internally and externally derived data;

•  We evaluated the Group’s ability to accurately forecast by comparing the Group’s historical forecasted growth rates to the actual results;

•  We performed sensitivity analysis over the forecasted growth rates and the discount rates assumptions to assess their impact on the Group’s impairment assessment; and

•  We involved our valuation professionals with specialised skills and knowledge, who assisted in evaluating the discount rates used by comparing them against discount rates that were independently developed using publicly available industry data.

Key audit matters (continued)

Assessment of the standalone selling price for mileage awarded

Refer to note 2(z)(ii), note 3(b), note 5, note 39 and note 41 to the consolidated financial statements.

The Key Audit Matter	How the matter was addressed in our audit

The Group’s contract liabilities relating to unredeemed mileage awarded was RMB3,061 million as of 31 December 2021. For the year ended 31 December 2021, the revenue recognised in relation to mileage awarded was RMB1,763 million. The Group allocates the transaction price in relation to mileage earning flights between the flight and mileage awarded on relative standalone selling prices. The Group estimates the standalone selling price of mileage awarded through mileage earning flights based on inputs and assumptions derived from historical data, including the estimates on the percentage of mileage awarded that are expected to be redeemed (“expected redemption rates”). The mileage awarded is recognised in contract liabilities, and subsequently recognised as revenue when the mileage is redeemed and the related benefits are received or used.

We identified assessment of the standalone selling price for mileage awarded as a key audit matter because of the high degree of subjective judgment required to evaluate the assumptions involved in such assessment, in particular the expected redemption rates which take into consideration expected future mileage redemption patterns.

The primary procedures we performed to address this key audit matter included the following.

•  We evaluated the design and tested the operating effectiveness of certain internal controls related to the Group’s process to estimate the standalone selling price for mileage awarded. This included controls related to key assumptions utilized in the estimation of the standalone selling price for mileage awarded;

•  We evaluated the Group’s methodology in developing the standalone selling price for mileage awarded and compared the assumptions underlying the expected redemption rates with those of historical periods;

•  We compared the Group’s estimate of the standalone selling price of mileage awarded to the contractual rates at which mileages are sold to other airlines and bank partners;

•  We compared the expected redemption rates to historical experience of mileage redemption;

•  We assessed the impact of changes in the terms of mileage programs and customer behavior on expected redemption rates;

•  We assessed the Group’s ability to accurately forecast by comparing the historical estimate of mileage redemption to actual redemption of mileages; and

•  We performed sensitivity analysis over the expected redemption rates to assess its impact on the associated revenue for mileage awarded.

Information other than the consolidated financial statements and auditor’s report thereon

The directors are responsible for the other information. The other information comprises all the information included in the annual report, other than the consolidated financial statements and our auditor’s report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the directors for the consolidated financial statements

The directors are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with IFRSs issued by the IASB and the disclosure requirements of the Hong Kong Companies Ordinance and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

The directors are assisted by the Audit Committee in discharging their responsibilities for overseeing the Group’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. This report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations or the override of internal control.

Auditor’s responsibilities for the audit of the consolidated financial statements (continued)

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

•

Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence and, where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Chung Kai Ming.

KPMG

Certified Public Accountants

8th Floor, Prince’s Building

10 Chater Road

Central, Hong Kong

30 March 2022

CONSOLIDATED INCOME STATEMENT

For the year ended 31 December 2021

	Note	2021 RMB million	2020 RMB million
Operating revenue	5
Traffic revenue		95,279	87,027
Other operating revenue		6,365	5,534

Total operating revenue		101,644	92,561

Operating expenses
Flight operation expenses	7	45,569	37,545
Maintenance expenses	8	12,162	13,375
Aircraft and transportation service expenses	9	21,147	18,743
Promotion and selling expenses	10	4,705	5,007
General and administrative expenses	11	3,663	4,088
Depreciation and amortisation	12	24,241	24,590
Impairment losses on property, plant and equipment, right-of-use assets and other assets	19/21/30	2,597	3,961
Others		2,256	1,802

Total operating expenses		116,340	109,111

Other net income	14	4,767	4,686

Operating losses		(9,929)	(11,864)

Interest income		675	322
Interest expense	15	(6,202)	(6,716)
Exchange gain, net	37	1,575	3,485
Share of associates’ results	24	9	(776)
Share of joint ventures’ results	25	271	309
Changes in fair value of financial assets/liabilities	28	(309)	53
Loss on disposal of a subsidiary		—	(8)

Loss before income tax		(13,910)	(15,195)
Income tax	16	2,894	3,368

Loss for the year		(11,016)	(11,827)

Loss attributable to:
Equity shareholders of the Company	18	(12,106)	(10,847)
Non-controlling interests		1,090	(980)

Loss for the year		(11,016)	(11,827)

Loss per share
Basic and diluted	18	RMB(0.75)	RMB(0.77)

The accompanying notes form part of these financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the year ended 31 December 2021

	Note	2021 RMB million	2020 RMB million
Loss for the year		(11,016)	(11,827)

Other comprehensive income:	17
Items that will not be reclassified to profit or loss
– Equity investments at fair value through other comprehensive income – net movement in fair value reserve (non-recycling)		(236)	(250)
– Share of other comprehensive income of an associate		(2)	(2)
– Income tax effect of the above items		60	63

Items that may be reclassified subsequently to profit or loss
– Cash flow hedge: fair value movement of derivative financial instrument		42	(45)
– Differences resulting from the translation of foreign currency financial statements		—	8
– Share of other comprehensive income of an associate		3	(3)
– Income tax effect of the above items		(10)	11

Other comprehensive income for the year		(143)	(218)

Total comprehensive income for the year		(11,159)	(12,045)

Total comprehensive income attributable to:
Equity shareholders of the Company		(12,189)	(11,011)
Non-controlling interests		1,030	(1,034)

Total comprehensive income for the year		(11,159)	(12,045)

The accompanying notes form part of these financial statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

At 31 December 2021

	Note	31 December 2021 RMB million	31 December 2020 RMB million
Non-current assets
Property, plant and equipment, net	19	91,186	86,146
Construction in progress	20	31,847	32,407
Right-of-use assets	21	138,439	151,065
Goodwill	22	237	237
Interest in associates	24	2,637	2,449
Interest in joint ventures	25	3,341	3,225
Aircraft lease deposits		321	362
Other equity instrument investments	26	563	799
Other non-current financial assets	26	589	92
Amounts due from related companies	42	151	—
Deferred tax assets	29(b)	12,823	7,739
Other assets	30	3,211	2,877

		285,345	287,398

Current assets
Inventories	31	1,652	1,760
Trade receivables	32	2,858	2,525
Other receivables	33	9,599	8,347
Cash and cash equivalents	34	21,456	25,419
Assets held for sale	35	1,292	—
Restricted bank deposits		158	117
Prepaid expenses and other current assets		736	732
Amounts due from related companies	42	115	85

		37,866	38,985

Current liabilities
Derivative financial liabilities	27	1,222	3,148
Borrowings	36	57,913	40,099
Lease liabilities	37	20,805	20,930
Trade payables	38	1,328	1,782
Contract liabilities	39	1,542	1,513
Sales in advance of carriage	40	3,716	3,997
Current income tax		844	462
Amounts due to related companies	42	363	357
Accrued expenses	43	15,479	15,920
Other liabilities	44	7,778	7,473

		110,990	95,681

Net current liabilities		(73,124)	(56,696)

Total assets less current liabilities		212,221	230,702

	Note	31 December 2021 RMB million	31 December 2020 RMB million
Non-current liabilities
Borrowings	36	38,354	38,134
Lease liabilities	37	81,944	100,283
Derivative financial liabilities	27	20	53
Other non-current liabilities	41	1,824	2,036
Provision for major overhauls	45	4,820	4,216
Deferred benefits and gains	46	725	769
Deferred tax liabilities	29(b)	26	80

		127,713	145,571

Net assets		84,508	85,131

Capital and reserves
Share capital	47	16,948	15,329
Reserves		50,903	54,255

Total equity attributable to equity shareholders of the Company		67,851	69,584
Non-controlling interests		16,657	15,547

Total equity		84,508	85,131

Approved and authorised for issue by the Board of Directors on 30 March 2022.

Ma Xu Lun	Han Wen Sheng
Director	Director

The accompanying notes form part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31 December 2021

	Attributable to equity shareholders of the Company
	Share capital (Note 47) RMB million	Share premium (Note 48(b)) RMB million	Fair value reserve (recycling) (Note 48(c)) RMB million	Fair value reserve (non- recycling) (Note 48(d)) RMB million	Other reserves (Note 48(e)) RMB million	Retained Earnings/ (accumulated losses) RMB million	Total RMB million	Non- controlling interests RMB million	Total equity RMB million
Balance at 1 January 2020	12,267	25,652	2	409	2,844	22,932	64,106	13,223	77,329

Changes in equity for 2020
Loss for the year	—	—	—	—	—	(10,847)	(10,847)	(980)	(11,827)
Other comprehensive income	—	—	(37)	(135)	8	—	(164)	(54)	(218)
Total comprehensive income	—	—	(37)	(135)	8	(10,847)	(11,011)	(1,034)	(12,045)
Issuance of shares	3,062	12,889	—	—	—	—	15,951	—	15,951
Acquisition of non-controlling interests in a subsidiary	—	—	—	—	(155)	—	(155)	(105)	(260)
Capital injection from non-controlling interests	—	—	—	—	700	—	700	3,521	4,221
Distributions to non-controlling interests	—	—	—	—	—	—	—	(57)	(57)
Decrease in non-controlling interests as a result of loss of control of a subsidiary	—	—	—	—	—	—	—	(1)	(1)
Change in other reserves	—	—	—	—	(7)	—	(7)	—	(7)

Balance at 31 December 2020	15,329	38,541	(35)	274	3,390	12,085	69,584	15,547	85,131

Changes in equity for 2021:
Loss for the year	—	—	—	—	—	(12,106)	(12,106)	1,090	(11,016)
Other comprehensive income	—	—	35	(118)	—	—	(83)	(60)	(143)
Total comprehensive income	—	—	35	(118)	—	(12,106)	(12,189)	1,030	(11,159)
Distributions to non-controlling interests	—	—	—	—	—	—	—	(659)	(659)
Conversion of convertible bonds to ordinary shares (Note 47(ii))	1,619	8,837	—	—	—	—	10,456	—	10,456
Capital injection from non-controlling interests	—	—	—	—	—	—	—	810	810
Decrease in non-controlling interests as a result of liquidation of a subsidiary	—	—	—	—	—	—	—	(71)	(71)

Balance at 31 December 2021	16,948	47,378	—	156	3,390	(21)	67,851	16,657	84,508

The accompanying notes form part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December 2021

	Note	2021 RMB million	2020 RMB million
Operating activities
Cash generated from operating activities	34(b)	15,277	10,727
Interest received		671	295
Interest paid		(6,354)	(6,646)
Income tax paid		(1,906)	(1,678)

Net cash generated from operating activities		7,688	2,698

Investing activities
Proceeds from disposal of property, plant and equipment and right-of-use assets		990	2,848
Dividends received from associates		26	91
Dividends received from joint ventures		237	246
Dividends received from other investments in equity and other non-current financial assets		7	20
Acquisition of term deposits		(60)	(898)
Proceeds from maturity of term deposits		120	654
Acquisition of property, plant and equipment and other assets		(17,137)	(11,061)
Acquisition of an associate		(3)	—
Proceeds from disposal of derivative financial instruments		—	51

Net cash used in investing activities		(15,820)	(8,049)

Financing activities
Proceeds from issuance of shares		—	15,951
Proceeds from bank borrowings	34(c)	76,910	71,841
Proceeds from corporate bonds	34(c)	9,000	25,000
Proceeds from ultra-short-term financing bills	34(c)	82,500	48,300
Repayment of bank borrowings	34(c)	(70,437)	(52,601)
Repayment of ultra-short-term financing bills	34(c)	(68,900)	(59,800)
Repayment of corporate bonds	34(c)	(3,749)	(2,655)
Capital element of lease rentals paid	34(c)	(21,613)	(20,670)
Capital injections from non-controlling interests		1,128	3,802
Refund of aircraft lease deposits		49	69
Payments for aircraft lease deposits		(15)	—
Dividends paid to non-controlling interests		(687)	(32)
Payment for purchase of non-controlling interest		—	(260)

Net cash generated from financing activities		4,186	28,945

Net (decrease)/increase in cash and cash equivalents		(3,946)	23,594
Cash and cash equivalents at 1 January		25,419	1,849
Exchange loss on cash and cash equivalents		(17)	(24)

Cash and cash equivalents at 31 December	34(a)	21,456	25,419

The accompanying notes form part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

1	Corporate information

China Southern Airlines Company Limited (the “Company”), a joint stock limited company, was incorporated in the People’s Republic of China (the “PRC”) on 25 March 1995. The address of the Company’s registered office is Unit 301, 3/F, Office Tower, Guanhao Science Park Phase I, 12 Yuyan Street, Huangpu District, Guangzhou, Guangdong Province, the PRC. The Company and its subsidiaries (the “Group”) are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery and other extended transportation services.

The Company’s majority interest is owned by China Southern Air Holding Company Limited (“CSAH”), a state-owned enterprise incorporated in the PRC.

The Company’s shares are traded on the Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited and the New York Stock Exchange.

2	Significant accounting policies

The consolidated financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”), which collective term includes all applicable individual IFRSs, International Accounting Standards (“IASs”) and Interpretations issued by the International Accounting Standards Board (the “IASB”). The consolidated financial statements also comply with the applicable disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. Significant accounting policies adopted by the Group are disclosed below.

The IASB has issued certain amendments to IFRSs that are first effective or available for early adoption for the current accounting period of the Group. Note 2(b) provides information on any changes in accounting policies resulting from initial application of these developments to the extent that they are relevant to the Group for the current accounting period reflected in these consolidated financial statements.

(a)	Basis of preparation

The consolidated financial statements for the year ended 31 December 2021 comprise the Group and the Group’s interest in associates and joint ventures.

The measurement basis used in the preparation of the consolidated financial statements is the historical cost basis except that the following assets and liabilities are stated at their fair value as explained in the accounting policies set out below:

•	other equity instrument investments (see Note 2(f));

•	other non-current financial assets (FVPL) (see Note 2(f)); and

•	derivative financial assets/liabilities (see Note 2(g)).

Non-current assets (or disposal groups) held for sale are stated at the lower of carrying amount and fair value less costs to sell (see Note 2(r)).

The preparation of financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

2	Significant accounting policies (continued)

(a)	Basis of preparation (continued)

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of IFRSs that have significant effect on the financial statements and major sources of estimation uncertainty are discussed in Note 3.

(b)	Changes in accounting policies

The Group has applied the following amendments to IFRSs issued by the IASB to these financial statements for the current accounting period:

•	Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16, Interest rate benchmark reform — phase 2

•	Amendment to IFRS 16, Covid-19-related rent concessions beyond 30 June 2021

Other than the amendment to IFRS 16, the Group has not applied any new standard or interpretation that is not yet effective for the current accounting period. Impacts of the adoption of the amended IFRSs are discussed below:

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16, Interest rate benchmark reform — phase 2

The amendments provide targeted reliefs from (i) accounting for changes in the basis for determining contractual cash flows of financial assets, financial liabilities and lease liabilities as modifications, and (ii) discontinuing hedge accounting when an interest rate benchmark is replaced by an alternative benchmark rate as a result of the reform of interbank offered rates (“IBOR reform”). The adoption of the amendments does not have any material impact on the financial position and the financial result of the Group.

Amendment to IFRS 16, Covid-19-related rent concessions beyond 30 June 2021 (“2021 amendment”)

The Group previously applied the practical expedient in IFRS 16 to all leases except for aircraft and engine leases such that as lessee it was not required to assess whether rent concessions occurring as a direct consequence of the COVID-19 pandemic were lease modifications, if the eligibility conditions are met (see Note 2(k)). One of these conditions requires the reduction in lease payments affect only payments originally due on or before a specified time limit. The 2021 amendment extends this time limit from 30 June 2021 to 30 June 2022.

The Group has early adopted the 2021 amendment in this financial year. The adoption of 2021 amendment does not have any material impact on the financial position and the financial result of the Group.

2	Significant accounting policies (continued)

(c)	Subsidiaries and non-controlling interests

Subsidiaries are all entities over which the Group has control. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. When assessing whether the Group has power, only substantive rights (held by the Group and other parties) are considered.

An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases. Intra-group transactions, balances and cash flows and any unrealised profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment. Amounts reported by subsidiaries have been adjusted to conform with the Group’s accounting policies.

Non-controlling interests represent the equity in a subsidiary not attributable directly or indirectly to the Company, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. For each business combination, the Group recognised non-controlling interests based on the non-controlling interests’ proportionate share of the subsidiary’s net identifiable assets.

Non-controlling interests are presented in the consolidated statement of financial position within equity, separately from equity attributable to the equity shareholders of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated income statement and the consolidated statement of comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between non-controlling interests and the equity shareholders of the Company. Loans from holders of non-controlling interests and other contractual obligations towards these holders are presented as financial liabilities in the consolidated statement of financial position in accordance with Note 2(p) or Note 2(q) depending on the nature of the liability.

Changes in the Group’s interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and non-controlling interests within consolidated equity to reflect the change in relative interests, but no adjustments are made to goodwill and no gain or loss is recognised.

When the Group loses control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognised in consolidated income statement. Any interest retained in that former subsidiary at the date when control is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (Note 2(f)) or, when appropriate, the cost on initial recognition of an investment in an associate or joint venture (Note 2(d)).

In the Company’s statement of financial position, an investment in a subsidiary is stated at cost less impairment losses (Note 2(l)(iii)).

The Group applies the acquisition method to account for business combinations. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Transaction costs are expensed as incurred.

2	Significant accounting policies (continued)

(c)	Subsidiaries and non-controlling interests (continued)

The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognised in profit or loss.

Any contingent consideration is measured at fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognised in profit or loss.

(d)	Associates and joint arrangements

An associate is an entity in which the Group or the Company has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

The Group has applied IFRS 11, Joint Arrangements (“IFRS 11”) to all joint arrangements. Under IFRS 11, investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. The Group has assessed the nature of its joint arrangements and determined them to be joint ventures.

An investment in an associate or a joint venture is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost, adjusted for any excess of the Group’s share of the acquisition-date fair values of the investee’s identifiable net assets over the cost of the investment (if any). Thereafter, the investment is adjusted for the post acquisition change in the Group’s share of the investee’s net assets and any impairment loss relating to the investment (Notes 2(e) and 2(l)(iii)). At each reporting date, the Group assesses whether there is any objective evidence that the investment is impaired. The Group’s share of the post-acquisition, post-tax results of the investees, adjusted for any acquisition-date excess over cost and any impairment losses for the year are recognised in the consolidated income statement, whereas the Group’s share of the post-acquisition post-tax items of the investees’ other comprehensive income is recognised in the consolidated statement of comprehensive income.

When the Group’s share of losses exceeds its interest in the associate or the joint venture, the Group’s interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee. For this purpose, the Group’s interest is the carrying amount of the investment under the equity method together with the Group’s long-term interests that in substance form part of the Group’s net investment in the associate or the joint venture.

Unrealised profits and losses resulting from transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group’s interest in the investee, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in the consolidated income statement.

In the Company’s statement of financial position, investments in associates and joint ventures are stated at cost less impairment losses (Note 2(l)(iii)).

2	Significant accounting policies (continued)

(e)	Goodwill

Goodwill represents the excess of

(i)

the aggregate of the fair value of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the Group’s previously held equity interest in the acquiree; over

(ii)	the net fair value of the acquiree’s identifiable assets and liabilities measured as at the acquisition date.

When (ii) is greater than (i), then this excess is recognised immediately in the consolidated income statement as a gain on a bargain purchase.

Goodwill is stated at cost less accumulated impairment losses. Goodwill arising on a business combination is allocated to each cash-generating unit, or groups of cash generating units, that is expected to benefit from the synergies of the combination and is tested annually for impairment (Note 2(l)(iii)).

(f)	Other investments in debt and equity securities

The Group’s policies for investments in debt and equity securities, other than investments in subsidiaries, associates and joint ventures, are set out below.

Investments in debt and equity securities are recognised/derecognised on the date the Group commits to purchase/sell the investment. The investments are initially stated at fair value plus directly attributable transaction costs, except for those investments measured at fair value through profit or loss (FVPL) for which transaction costs are recognised directly in profit or loss. For an explanation of how the Group determines fair value of financial instruments, see Note 4(g)(i). These investments are subsequently accounted for as follows, depending on their classification.

(i)	Investments other than equity investments

Non-equity investments held by the Group are classified into one of the following measurement categories:

•

amortised cost, if the investment is held for the collection of contractual cash flows which represent solely payments of principal and interest. Interest income from the investment is calculated using the effective interest method (Note 2(z)(v)).

•

fair value through other comprehensive income (FVOCI) – recycling, if the contractual cash flows of the investment comprise solely payments of principal and interest and the investment is held within a business model whose objective is achieved by both the collection of contractual cash flows and sale. Changes in fair value are recognised in other comprehensive income, except for the recognition in profit or loss of expected credit losses, interest income (calculated using the effective interest method) and foreign exchange gains and losses. When the investment is derecognised, the amount accumulated in other comprehensive income is recycled from equity to profit or loss.

•

fair value at profit or loss (FVPL) if the investment does not meet the criteria for being measured at amortised cost or FVOCI (recycling). Changes in the fair value of the investment (including interest) are recognised in profit or loss.

2	Significant accounting policies (continued)

(f)	Other investments in debt and equity securities (continued)

(ii)	Equity investments

An investment in equity securities is classified as FVPL unless the equity investment is not held for trading purposes and on initial recognition of the investment the Group makes an irrevocable election to designate the investment at FVOCI (non-recycling) such that subsequent changes in fair value are recognised in other comprehensive income. Such elections are made on an instrument-by-instrument basis, but may only be made if the investment meets the definition of equity from the issuer’s perspective. Where such an election is made, the amount accumulated in other comprehensive income remains in the fair value reserve (non-recycling) until the investment is disposed of. At the time of disposal, the amount accumulated in the fair value reserve (non-recycling) is transferred to retained earnings. It is not recycled through profit or loss. Dividends from an investment in equity securities, irrespective of whether classified as at FVPL or FVOCI, are recognised in profit or loss as other income in accordance with the policy set out in Note 2(z)(iv).

(g)	Derivative financial instruments

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Derivative financial instruments that do not qualify for hedge accounting are accounted for as trading instruments and any unrealised gains or losses, being changes in fair value of the derivatives, are recognised in the profit or loss immediately.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the profit or loss, along with any changes in the fair value of the hedged assets or liabilities that are attributable to the hedged risk.

2	Significant accounting policies (continued)

(g)	Derivative financial instruments (continued)

Derivative financial instruments that qualify for hedge accounting and which are designated as a specific hedge of the variability in cash flows of a highly probable forecast transaction, are accounted for as follows:

(i)

The effective portion of any gains or losses on remeasurement of the derivative financial instrument to fair value are recognised in other comprehensive income and accumulated separately in equity in the fair value reserve. The cumulative gain or loss on the derivative financial instrument recognised in other comprehensive income is reclassified from equity to profit or loss in the same period during which the hedged forecast cash flows affects profit or loss; and

(ii)	The ineffective portion of any gains or losses on remeasurement of the derivative financial instrument to fair value is recognised in the profit or loss immediately.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gains or losses existing in equity at that time remains in equity and is recognised in the profit or loss when the committed or forecast transaction ultimately occurs. When a committed or forecast transaction is no longer expected to occur, the cumulative gains or losses that was recorded in equity is immediately transferred to the profit or loss.

(h)	Investment properties

Investment properties are land held under a lease and/or buildings which are owned to earn rental income and/or for capital appreciation.

Investment properties are stated at cost, less accumulated depreciation and impairment losses (Note 2(l)(iii)). Depreciation is calculated to write off the cost of items of investment properties, less their estimated residual value, if any, using the straight-line method over their estimated useful lives or lease term. Rental income from investment properties is accounted for as described in Note 2(z)(iii).

2	Significant accounting policies (continued)

(i)	Other property, plant and equipment

Other property, plant and equipment are stated at cost less accumulated depreciation and impairment losses (Note 2(l)(iii)).

The cost of self-constructed items of property, plant and equipment includes the cost of materials, direct labour, the initial estimate, where relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and an appropriate proportion of production overheads and borrowing costs (Note 2(ab)).

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. All other repairs and maintenance are charged to the consolidated income statement during the financial period in which they are incurred.

When each major aircraft overhaul is performed, its cost is recognised in the carrying amount of the component of aircraft and is depreciated over the appropriate maintenance cycles. Components related to airframe overhaul cost, are depreciated on a straight-line basis over 6 to 12 years. Components related to engine overhaul cost, are depreciated on the units of production method over the expected flying hours of 9-42 thousand hours. Upon completion of an overhaul, any remaining carrying amount of the cost of the previous overhaul is derecognised and charged to the consolidated income statement.

Except for components related to overhaul costs, the depreciation of other property, plant and equipment is calculated to write off the cost of items, less their estimated residual value, if any, using the straight line method over their estimated useful lives as follows:

Buildings	5 to 35 years
Owned aircraft	15 to 20 years
Other flight equipment
– Jet engines	15 to 20 years
– Others, including rotables	3 to 15 years
Machinery and equipment	4 to 10 years

Where parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reviewed annually.

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in consolidated income statement on the date of retirement or disposal.

2	Significant accounting policies (continued)

(j)	Construction in progress

Construction in progress represents advance payments for the acquisition of aircraft and flight equipment, office buildings, various infrastructure projects under construction and equipment pending for installation, and is stated at cost less impairment losses (Note 2(l)(iii)). Capitalisation of these costs ceases and the construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use, notwithstanding any delay in the issue of the relevant commissioning certificates by the relevant PRC authorities.

No depreciation is provided in respect of construction in progress.

(k)	Leased assets

At inception of a contract, the Group assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is conveyed where the customer has both the right to direct the use of the identified asset and to obtain substantially all of the economic benefits from that use.

(i)	As a lessee

For a contract that contains more than a lease, a lessee and lessor shall separate the contract and account for each lease component respectively. For a contract that contains lease and non-lease components, a lessee and lessor shall separate lease components from non-lease components. However, when the Group is a lessee of land use right and buildings, the Group has elected not to separate non-lease components from lease components, and instead, account for each lease component and any associated non-lease components as a single lease component. When separate lease components from non-lease components, a lessee shall allocate the consideration in the contract to each lease component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the non-lease components.

At the lease commencement date, the Group recognises a right-of-use assets and a lease liability, except for short-term leases that have a lease term of 12 months or less and leases of low-value assets. When the Group enters into a lease in respect of a low-value asset, the Group decides whether to capitalise the lease on a lease-by-lease basis. The lease payments associated with those leases which are not capitalised are recognised as an expense on a systematic basis over the lease term.

Where the lease is capitalised, the lease liability is initially recognised at the present value of the lease payments payable over the lease term, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, using a relevant incremental borrowing rate. After initial recognition, the lease liability is measured at amortised cost and interest expense is calculated using the effective interest method. Variable lease payments that do not depend on an index or rate are not included in the measurement of the lease liability and hence are charged to profit or loss in the accounting period in which they are incurred.

The right-of-use assets recognised when a lease is capitalised is initially measured at cost, which comprises the initial amount of the lease liability plus any lease payments made at or before the commencement date, and any initial direct costs incurred. Where applicable, the cost of the right-of-use assets also includes an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, discounted to their present value, less any lease incentives received. The right-of-use assets is subsequently stated at cost less accumulated depreciation and impairment losses (see Notes 2(i) and 2(l)(iii)).

2	Significant accounting policies (continued)

(k)	Leased assets (continued)

(i)	As a lessee (continued)

For the measurement of component accounting for right-of-use assets and subsequent major overhaul performed, see Note 2(i).

The cost of acquiring land held under a lease is amortised on a straight-line basis over the respective periods of lease terms which range from 30 to 70 years.

The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, or there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, or there is a change arising from the reassessment of whether the Group will be reasonably certain to exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use assets, or is recorded in profit or loss if the carrying amount of the right-of-use assets has been reduced to zero.

The lease liability is also remeasured when there is a change in the scope of a lease or the consideration for a lease that is not originally provided for in the lease contract (“lease modification”) that is not accounted for as a separate lease. In this case the lease liability is remeasured based on the revised lease payments and lease term using a revised discount rate at the effective date of the modification. The only exceptions are rent concessions in relation to all leases except for aircraft and engine leases that occurred as a direct consequence of the COVID-19 pandemic and met the conditions set out in paragraph 46B of IFRS 16 Leases. In such cases, the Group has taken advantage of the practical expedient not to assess whether the rent concessions are lease modifications, and recognised the change in consideration as negative variable lease payments in profit or loss in the period in which the event or condition that triggers the rent concessions occurred.

In the consolidated statement of financial position, the current portion of long-term lease liabilities is determined as the present value of contractual payments that are due to be settled within twelve months after the reporting period.

The Group presents right-of-use assets that do not meet the definition of investment property in right-of-use assets and presents lease liabilities separately in the consolidated statement of financial position.

2	Significant accounting policies (continued)

(k)	Leased assets (continued)

(ii)	As a lessor

When the Group acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease. A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to the ownership of an underlying assets to the lessee. If this is not the case, the lease is classified as an operating lease.

When a contract contains lease and non-lease components, the Group allocates the consideration in the contract to each component on a relative stand-alone selling price basis. The rental income from operating leases is recognised in accordance with Note 2(z)(iii).

When the Group is an intermediate lessor, the sub-leases are classified as a finance lease or as an operating lease with reference to the right-of-use assets arising from the head lease. If the head lease is a short-term lease to which the Group applies the exemption described in Note 2(k)(i), then the Group classifies the sub-lease as an operating lease.

Under a finance lease, at the commencement date, the Group recognises the finance lease receivable and derecognises the finance lease asset. The finance lease receivable is initially measured at an amount equal to the net investment in the lease. The net investment in the lease is measured at the aggregate of the unguaranteed residual value and the present value of the lease receivable that are not received at the commencement date, discounted using the interest rate implicit in the lease.

The Group recognises finance income over the lease term, based on a pattern reflecting a constant periodic rate of return. The derecognition and impairment of the finance lease receivable are recognised in accordance with the accounting policy in Note 2(l). Variable lease payments not included in the measurement of net investment in the lease are recognised as income as they are earned.

2	Significant accounting policies (continued)

(l)	Credit losses and impairment of assets

(i)	Credit losses from financial instruments and lease receivables

The Group recognises a loss allowance for expected credit losses (ECL) on the following items:

•	financial assets measured at amortised cost (including cash and cash equivalents and trade and other receivables); and

•	lease receivables.

Financial assets measured at fair value, including equity securities measured at FVPL, equity securities designated at FVOCI (non-recycling) and derivative financial assets, are not subject to the ECL assessment.

MEASUREMENT OF ECLS

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all expected cash shortfalls (i.e. the difference between the cash flows due to the Group in accordance with the contract and the cash flows that the Group expects to receive).

The expected cash shortfalls are discounted using the following discount rates where the effect of discounting is material:

•	fixed-rate financial assets, and trade and other receivables: effective interest rate determined at initial recognition or an approximation thereof;

•	variable-rate financial assets: current effective interest rate;

•	lease receivables: discount rate used in the measurement of the lease receivable.

The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.

In measuring ECLs, the Group takes into account reasonable and supportable information that is available without undue cost or effort. This includes information about past events, current conditions and forecasts of future economic conditions.

2	Significant accounting policies (continued)

(l)	Credit losses and impairment of assets (continued)

(i)	Credit losses from financial instruments and lease receivables (continued)

MEASUREMENT OF ECLS (CONTINUED)

ECLs are measured on either of the following bases:

•	12-month ECLs: these are losses that are expected to result from possible default events within the 12 months after the reporting date; and

•	lifetime ECLs: these are losses that are expected to result from all possible default events over the expected lives of the items to which the ECL model applies.

Loss allowances for trade receivables and lease receivables are always measured at an amount equal to lifetime ECLs. ECLs on these financial assets are estimated using a provision matrix based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors and an assessment of both the current and forecast general economic conditions at the reporting date.

For all other financial instruments, the Group recognises a loss allowance equal to 12-month ECLs unless there has been a significant increase in credit risk of the financial instrument since initial recognition, in which case the loss allowance is measured at an amount equal to lifetime ECLs.

SIGNIFICANT INCREASES IN CREDIT RISK

In assessing whether the credit risk of a financial instrument has increased significantly since initial recognition, the Group compares the risk of default occurring on the financial instrument assessed at the reporting date with that assessed at the date of initial recognition. In making this reassessment, the Group considers that a default event occurs when the borrower is unlikely to pay its credit obligations to the Group in full, without recourse by the Group to actions such as realising security (if any is held). The Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort.

In particular, the following information is taken into account when assessing whether credit risk has increased significantly since initial recognition:

•	failure to make payments of principal or interest on their contractually due dates;

•	an actual or expected significant deterioration in a financial instrument’s external or internal credit rating (if available);

•	an actual or expected significant deterioration in the operating results of the debtor; and

•	existing or forecast changes in the technological, market, economic or legal environment that have a significant adverse effect on the debtor’s ability to meet its obligation to the Group.

2	Significant accounting policies (continued)

(l)	Credit losses and impairment of assets (continued)

(i)	Credit losses from financial instruments and lease receivables (continued)

SIGNIFICANT INCREASES IN CREDIT RISK (CONTINUED)

Depending on the nature of the financial instruments, the assessment of a significant increase in credit risk is performed on either an individual basis or a collective basis. When the assessment is performed on a collective basis, the financial instruments are grouped based on shared credit risk characteristics, such as past due status and credit risk ratings.

The Group assumes that the credit risk on a financial asset has increased significantly if it is more than 30 days past due, unless the Group has reasonable and supportable information that is available without undue cost or effort, that demonstrates that the credit risk has not increased significantly since initial recognition even though the contractual payments are more than 30 days past due.

ECLs are remeasured at each reporting date to reflect changes in the financial instrument’s credit risk since initial recognition. Any change in the ECL amount is recognised as an impairment gain or loss in consolidated income statement. The Group recognises an impairment gain or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account.

BASIS OF CALCULATION OF INTEREST INCOME

Interest income recognised in accordance with Note 2(z)(v) is calculated based on the gross carrying amount of the financial asset unless the financial asset is credit-impaired, in which case interest income is calculated based on the amortised cost (i.e. the gross carrying amount less loss allowance) of the financial asset.

At each reporting date, the Group assesses whether a financial asset is credit-impaired. A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable events:

•	significant financial difficulties of the debtor;

•	a breach of contract, such as a default or delinquency in interest or principal payments;

•	it becoming probable that the borrower will enter into bankruptcy or other financial reorganisation;

•	significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; or

•	the disappearance of an active market for a security because of financial difficulties of the issuer.

2	Significant accounting policies (continued)

(l)	Credit losses and impairment of assets (continued)

(i)	Credit losses from financial instruments and lease receivables (continued)

WRITE-OFF POLICY

The gross carrying amount of a financial asset and lease receivable is written off (either partially or in full) to the extent that there is no realistic prospect of recovery. This is generally the case when the Group determines that the debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off.

Subsequent recoveries of an asset that was previously written off are recognised as a reversal of impairment in consolidated income statement in the period in which the recovery occurs.

(ii)	Credit losses from financial guarantees issued

Financial guarantees are contracts that require the issuer (i.e. the guarantor) to make specified payments to reimburse the beneficiary of the guarantee (the “holder”) for a loss the holder incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument.

After initial recognition at fair value, the Group, as an issuer of such a contract, subsequently measure it at the higher of: (i) the amount of the loss allowance and (ii) the amount initially recognised less, when appropriate, the cumulative amount of income recognised.

The Group monitors the risk that the specified debtor will default on the contract and recognises a provision when ECLs on the financial guarantees are determined to be higher than the carrying amount in respect of the guarantees (i.e. the amount initially recognised, less accumulated amortisation).

To determine ECLs, the Group considers changes in the risk of default of the specified debtor since the issuance of the guarantee. A 12-month ECL is measured unless the risk that the specified debtor will default has increased significantly since the guarantee is issued, in which case a lifetime ECL is measured. The same definition of default and the same assessment of significant increase in credit risk as described in Note 2(l)(i) apply.

As the Group is required to make payments only in the event of a default by the specified debtor in accordance with the terms of the instrument that is guaranteed, an ECL is estimated based on the expected payments to reimburse the holder for a credit loss that it incurs less any amount that the Group expects to receive from the holder of the guarantee, the specified debtor or any other party. The amount is then discounted using the current risk-free rate adjusted for risks specific to the cash flows.

2	Significant accounting policies (continued)

(l)	Credit losses and impairment of assets (continued)

(iii)	Impairment of other non-current assets

Internal and external sources of information are reviewed at the end of each reporting period to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognised no longer exists or may have decreased:

•	Investment properties;

•	Other property, plant and equipment;

•	Right-of-use assets;

•	Construction in progress;

•	Goodwill;

•	Investments in subsidiaries, associates and joint ventures in the Company’s statement of financial position.

If any such indication exists, the asset’s recoverable amount is estimated. The recoverable amount of goodwill is estimated annually whether or not there is any indication of impairment.

•	CALCULATION OF RECOVERABLE AMOUNT

The recoverable amount of an asset is the higher of its fair value less costs of disposal and its value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

•	RECOGNITION OF IMPAIRMENT LOSSES

An impairment loss is recognised in profit or loss if the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs of disposal (if measurable), or value in use (if determinable).

2	Significant accounting policies (continued)

(l)	Credit losses and impairment of assets (continued)

(iii)	Impairment of other non-current assets (continued)

•	REVERSALS OF IMPAIRMENT LOSSES

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

A reversal of an impairment loss is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognised.

(iv)	Interim financial reporting and impairment

Under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Group is required to prepare an interim financial report in compliance with IAS 34, Interim financial reporting, in respect of the first six months of the financial year. At the end of the interim period, the Group applies the same impairment testing, recognition, and reversal criteria as it would at the end of the financial year (Note 2(l)(i) and 2(l)(ii)).

Impairment losses recognised in an interim period in respect of goodwill, if any, are not reversed in a subsequent period. This is the case even if no loss, or a smaller loss of any, would have been recognised had the impairment been assessed only at the end of the financial year to which the interim period relates.

(m)	Inventories

Inventories, which consist primarily of consumable spare parts and supplies, are stated at cost less any applicable provision for obsolescence, and are charged to consolidated income statement when used in operations. Cost represents the average unit cost.

Inventories held for sale or disposal are carried at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognised as an expense in the period in which the related revenue is recognised. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs.

2	Significant accounting policies (continued)

(n)	Contract liabilities

A contract liability is recognised when the customer pays non-refundable consideration before the Group recognises the related revenue (see Note 2(z)). A contract liability would also be recognised if the Group has an unconditional right to receive non-refundable consideration before the Group recognises the related revenue. In such cases, a corresponding receivable would also be recognised (see Note 2(o)).

(o)	Trade and other receivables

A receivable is recognised when the Group has an unconditional right to receive consideration. A right to receive consideration is unconditional if only the passage of time is required before payment of that consideration is due. If revenue has been recognised before the Group has an unconditional right to receive consideration, the amount is presented as a contract asset.

Trade receivables that do not contain a significant financing component are initially measured at their transaction price. Trade receivables that contain a significant financing component and other receivables are initially measured at fair value plus transaction costs. All receivables are subsequently are stated at amortised cost using the effective interest method and including an allowance for credit losses (see Note 2(l)(i)).

(p)	Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between the amount initially recognised and redemption value being recognised in consolidated income statement over the period of the borrowings, together with any interest and fees payable, using the effective interest method.

(q)	Trade and other payables

Trade and other payables are initially recognised at fair value. Subsequent to initial recognition, trade and other payables are stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at invoice amounts.

2	Significant accounting policies (continued)

(r)	Non-current assets held for sale

A non-current asset (or disposal group) is classified as held for sale if it is highly probable that its carrying amount will be recovered through a sale transaction rather than through continuing use and the asset (or disposal group) is available for sale in its present condition. A disposal group is a group of assets to be disposed of together as a group in a single transaction, and liabilities directly associated with those assets that will be transferred in the transaction.

Immediately before classification as held for sale, the measurement of the non-current assets (and all individual assets and liabilities in a disposal group) is brought up-to-date in accordance with the accounting policies before the classification. Then, on initial classification as held for sale and until disposal, the non-current assets (except for certain assets as explained below), or disposal groups, are recognised at the lower of their carrying amount and fair value less costs to sell. The principal exceptions to this measurement policy so far as the financial statements of the Group and the Company are concerned are deferred tax assets, assets arising from employee benefits, financial assets (other than investments in subsidiaries, associates and joint ventures) and investment properties. These assets, even if held for sale, would continue to be measured in accordance with the policies set out elsewhere in Note 2.

Impairment losses on initial classification as held for sale, and on subsequent remeasurement while held for sale, are recognised in profit or loss. As long as a non-current asset is classified as held for sale, or is included in a disposal group that is classified as held for sale, the non-current asset is not depreciated or amortised.

(s)	Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been generally within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are also included as a component of cash and cash equivalents for the purpose of the consolidated cash flow statement. Cash and cash equivalents are assessed for ECL in accordance with the policy set out in Note 2(l)(i).

(t)	Provisions and contingent liabilities

Provisions are recognised for liabilities of uncertain timing or amount when the Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

2	Significant accounting policies (continued)

(u)	Dividend distribution

Dividend distribution to the Company’s shareholders is recognised as a liability in the Group’s consolidated financial statements in the period in which the dividends are approved by the Company’s shareholders.

(v)	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

(w)	Deferred benefits and gains

In connection with the acquisitions of certain aircraft and engines, the Group receives various credits. Such credits are deferred until the aircraft and engines are delivered, at which time they are applied as a reduction of the cost of acquiring the aircraft and engines, resulting in a reduction of future depreciation.

(x)	Convertible bonds

(i)	Convertible bonds that contain an equity component

Convertible bonds that can be converted into ordinary shares at the option of the holder, where a fixed number of shares are issued for a fixed amount of cash or other financial assets, are accounted for as compound financial instruments, i.e. they contain both a liability component and an equity component.

At initial recognition, the liability component of the convertible bonds is measured at the fair value based on the future interest and principal payments, discounted at the prevailing market rate of interest for similar non-convertible instruments. The equity component is the difference between the initial fair value of the convertible bonds as a whole and the initial fair value of the liability component. Transaction costs that relate to the issue of a compound financial instrument are allocated to the liability and equity components in proportion to the allocation of proceeds.

The liability component is subsequently carried at amortised cost. Interest expense recognised in profit or loss on the liability component is calculated using the effective interest method. The equity component is not remeasured and is recognised in the other reserve until either the bonds are converted or redeemed.

If the bonds are converted, the other reserve, together with the carrying amount of the liability component at the time of conversion, is transferred to share capital and share premium as consideration for the shares issued. If the bonds are redeemed, the other reserve is released directly to retained earnings.

2	Significant accounting policies (continued)

(x)	Convertible bonds (continued)

(ii)	Other convertible bonds

Convertible bonds which do not contain an equity component are accounted for as follows:

At initial recognition, the derivative component of the convertible bonds is measured at fair value and presented as part of derivative financial instruments (see Note 2(g)). Any excess of proceeds over the amount initially recognised as the derivative component is recognised as the host liability component. Transaction costs that relate to the issue of the convertible bonds are allocated to the host liability and are recognised initially as part of the liability.

The derivative component is subsequently remeasured in accordance with Note 2(g). The host liability component is subsequently carried at amortised cost. Interest expense recognised in profit or loss on the host liability component is calculated using the effective interest method.

If the bonds are converted, the derivative financial instruments, together with the carrying amount of the liability component at the time of conversion, is transferred to share capital and share premium as consideration for the shares issued. If the bonds are redeemed, any difference between the amount paid and the carrying amounts of both components is recognised in profit or loss.

(y)	Income tax

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in consolidated income statement except to the extent that they relate to items recognised in other comprehensive income or directly in equity, in which case the relevant amounts of tax are recognised in other comprehensive income or directly in equity, respectively.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the end of the reporting year, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

2	Significant accounting policies (continued)

(y)	Income tax (continued)

The limited exception to the recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries, associates and joint ventures to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future and it is probable that future taxable profit will be available against which the temporary difference can be utilised.

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the end of the reporting period and are expected to apply when related deferred tax asset is realised or the deferred tax liability is settled. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the Company or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

•	in the case of current tax assets and liabilities, the Company or the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or

•	in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

•	the same taxable entity; or

•

different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

2	Significant accounting policies (continued)

(z)	Revenue and other income

Income is classified by the Group as revenue when it arises from the sale of goods, the provision of services or the use by others of the Group’s assets under leases in the ordinary course of the Group’s business.

Revenue is recognised when control over a product or service is transferred to the customer, or the lessee has the right to use the asset, at the amount of promised consideration to which the Group is expected to be entitled, excluding those amounts collected on behalf of third parties. Revenue excludes value added tax or other sales taxes and is after deduction of any trade discounts.

Further details of the Group’s revenue and other income recognition policies are as follows:

(i)	Passenger, cargo and mail revenue

Revenue is recognised when passenger, cargo and mail transportation services are provided. Unearned passenger revenue at the reporting date is included within “sales in advance of carriage” in the consolidated statement of financial position.

Ticket breakage relates to a portion of contractual rights that the Group does not expect to be exercised.

When the Group expects that the consideration received in advance of carriage is not refundable, and the customer is likely to give up a portion of the contractual rights, the Group recognises, in proportion to the pattern of rights exercised by the customer, the breakage amount to which the Group expects to be entitled as revenue. If the Group does not expect to be entitled to a breakage amount, the Group recognises the expected breakage amount as revenue when the likelihood of the customer exercising its remaining rights becomes remote.

Revenue from airline-related business is recognised when the customers obtain control of the relevant services.

The incremental costs of obtaining a contract are those costs that the Group incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained (for example, a sales commission). As a practical expedient, the Group recognises sales commission (that are regarded as directly related incremental costs of obtaining transportation contracts) as an expense when incurred, as the amortisation period is one year or less.

(ii)	Frequent flyer revenue

The Group maintains two major frequent flyer award programmes, namely, the China Southern Airlines Sky Pearl Club and the Xiamen Airlines’ Egret Card Frequent Flyer Programme, which provide travel and other awards to members based on accumulated mileages.

According to the frequent flyer award programmes, the Group allocates the transaction price received in relation to mileage earning flights to flight and mileage awarded on a relative stand-alone selling price basis, and recognised the portion allocated to mileage awarded as “contract liabilities”. The mileage awarded to customers by third parties through means other than flights are initially recognised as “contract liabilities”.

The Group estimates the standalone selling price of mileage awarded through mileage earning flights based on inputs and assumptions derived from historical data, including the estimates on the percentage of mileage awarded that are expected to be redeemed (“expected redemption rate”). Contract liabilities in relation to mileage awarded are subsequently recognised as revenue when the mileage is redeemed and the related benefits are received or used. Revenue on redeemed flights is recognised in accordance with the accounting policy set out in Note 2(z)(i), and revenue on redeemed goods or services is recognised when the customers obtain control of the goods or services.

2	Significant accounting policies (continued)

(z)	Revenue and other income (continued)

(iii)	Rental income from operating leases

Rental income receivable under operating leases is recognised in consolidated income statement in equal instalments over the periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the use of the leased asset. Lease incentives granted are recognised in profit or loss as an integral part of the aggregate net lease payments receivable. Contingent rentals are recognised as income in the accounting period in which they are earned.

(iv)	Dividends

•	Dividend income from unlisted investments is recognised when the shareholder’s right to receive payment is established.

•	Dividend income from listed investments is recognised when the share price of the investment goes ex-dividend.

(v)	Interest income

Interest income is recognised as it accrues under the effective interest method using the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the gross carrying amount of the financial asset. For financial assets measured at amortised cost or FVOCI (recycling) that are not credit-impaired, the effective interest rate is applied to the gross carrying amount of the asset. For credit-impaired financial assets, the effective interest rate is applied to the amortised cost (i.e. gross carrying amount net of loss allowance) of the asset (see Note 2(l)(i)).

(vi)	Government grants

Government grants are recognised in the consolidated statement of financial position initially when there is reasonable assurance that they will be received and that the Group will comply with the conditions attaching to them. Grants that compensate the Group for expenses incurred are recognised as income in consolidated income statement on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the Group for the cost of an asset are deducted from the carrying amount of the asset and consequently are effectively recognised in profit or loss over the useful life of the asset by way of reduced depreciation expense.

2	Significant accounting policies (continued)

(aa)	Maintenance and overhaul costs

In respect of owned and leased aircraft, components within the aircraft subject to replacement during major overhauls are recognised as Note 2(i) and Note 2(k). Other routine maintenance, repairs and overhauls are charged to consolidated income statement as and when incurred.

In respect of certain leased aircraft, the Group has responsibility to fulfil certain return conditions under relevant lease agreements. In order to fulfil these return conditions, major overhauls are required to be conducted. Accordingly, except for the estimated costs of major overhauls recognised as right-of-use assets at the lease commencement date, see Note 2(k), other estimated costs of major overhauls are accrued and charged to the consolidated income statement over the estimated overhaul period. Differences between the estimated costs and the actual costs of overhauls are charged to consolidated income statement in the period when the overhaul is performed.

(ab)	Borrowing costs

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset. Other borrowing costs are expensed in the period in which they are incurred.

The capitalisation of borrowing costs as part of the cost of a qualifying asset commences when expenditure for the asset is being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. Capitalisation of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or complete.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

Borrowing costs include interest expense, finance charges in respect of lease liabilities and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs.

(ac)	Employee benefits

(i)	Short term employee benefits and contributions to defined contribution retirement schemes

Salaries, annual bonuses and contributions to defined contribution retirement schemes are accrued in the year in which the associated services are rendered by employees. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

(ii)	Termination benefits

Termination benefits are recognised when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

2	Significant accounting policies (continued)

(ac)	Employee benefits (continued)

(iii)	Retirement benefits

According to IAS 19, Employee Benefits, an entity shall account not only for its legal obligation under the formal terms of a defined benefit plan, but also for any constructive obligation that arises from the entity’s informal practices where the entity has no realistic alternative but to pay the employee benefits. The Group believes the payments of welfare subsidy to those retirees who retired before the establishment of Pension Scheme are discretionary and have not created a legal or constructive obligation. Such payments are made according to the Group’s business performance, and can be suspended at any time.

(ad)	Translation of foreign currencies

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Renminbi, which is the Company’s functional and the Group’s presentation currency.

Foreign currencies transactions during the year are translated into Renminbi at the applicable rates of exchange quoted by the People’s Bank of China (“PBOC”) prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi at the PBOC exchange rates prevailing at the end of the reporting period. Exchange gains and losses are recognised in profit or loss.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated into Renminbi at the PBOC exchange rates prevailing at the transaction dates. The transaction date is the date on which the Group initially recognises such non-monetary assets or liabilities. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated into Renminbi at the PBOC exchange rates prevailing at the dates the fair value was determined.

The results of foreign operations are translated into Renminbi at the PBOC exchange rates approximating the foreign exchange rates prevailing at the dates of the transactions. Statement of financial position items are translated into Renminbi at the PBOC exchange rates prevailing at the end of the reporting period. The resulting exchange differences are recognised in other comprehensive income and accumulated separately in equity in the exchange reserve.

2	Significant accounting policies (continued)

(ae)	Related parties

(a)	A person, or a close member of that person’s family, is related to the Group if that person:

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or the Group’s parent.

(b)	An entity is related to the Group if any of the following conditions applies:

(i)	The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(ii)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(iii)	Both entities are joint ventures of the same third party.

(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v)	The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.

(vi)	The entity is controlled or jointly controlled by a person identified in (a).

(vii)	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

(viii)	The entity, or any member of a group of which it is a part, provides key management personnel services to the Group or to the Group’s parent.

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

(af)	Segment reporting

Operating segments, and the amounts of each segment item reported in the financial statements, are identified from the financial information provided regularly to the Group’s most senior executive management, who is the chief operating decision maker, for the purposes of allocating resources to, and assessing the performance of, the Group’s various lines of business and geographical locations.

Individually material operating segments are not aggregated for financial reporting purposes unless the segments have similar economic characteristics and are similar in respect of the nature of products and services, the nature of production processes, the type or class of customers, the methods used to distribute the products or provide the services, and the nature of the regulatory environment. Operating segments which are not individually material may be aggregated if they share a majority of these criteria.

3	Accounting estimates and judgements

The Group’s financial position and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the consolidated financial statements. The Group bases the assumptions and estimates on historical experience and on various other assumptions that the Group believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an ongoing basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in condition and assumptions are factors to be considered when reviewing the financial statements. In addition to the assumptions and estimates regarding fair value measurements of financial instruments disclosed in Note 4(g), the Group believes the following also involve key accounting estimates and judgements used in the preparation of the financial statements.

(a)	Impairment of long-lived assets (other than goodwill)

As discussed in Note 2(l)(iii), at the end of each reporting period, the Group tests for impairment for long-lived assets or cash-generating units (“CGUs”) (a portion of which related to aircraft and other flight equipment including rotables in property, plant and equipment, aircraft and engines in right-of-use assets(“aircraft and related equipment”)) to determine whether the recoverable amounts have declined below the carrying amounts. If circumstances indicate that the carrying amount of long-lived assets or CGUs may not be recoverable, the assets or CGUs may be considered “impaired”, and an impairment loss may be recognised.

The recoverable amount of assets or CGUs are the higher of the fair value less costs of disposal and value in use. As the fair value of certain assets or CGUs may not be publicly available, the Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions for projections of traffic revenue and operating costs and discount rates. In particular, in determining the value in use of the Group’s aircraft and related equipment, significant judgements are required on the accounting estimates which are based on the assumptions relating to traffic revenue growth rates, operating costs growth rates and discount rates applied, among which, operating costs consist of jet fuel costs, landing and navigation fees, maintenance expenses, payroll and welfare.

(b)	Frequent flyer revenue

According to the frequent flyer award programmes, the allocation of stand-alone selling price of the mileage awarded involves the estimation of the expected redemption rate. The expected redemption rate is estimated based on historical experience of mileage redemption, taking into consideration expected future mileage redemption patterns, which are associated with changes in the terms of mileage programs and customer behaviour. Different estimates could significantly affect the estimated contract liabilities and the results of operations.

(c)	Income tax

Deferred tax assets are recognized related to operating loss carryforwards that will reduce future taxable income. The Group needs to make judgements and estimates in assessing the realizability of the operating loss carryforwards. Different estimates could significantly affect the deferred income tax assets and income tax expense in the year in which such determination is made.

3	Accounting estimates and judgements (continued)

(d)	Depreciation and amortisation

As disclosed in Note 2(i) and Note 2(k), components related to engine overhaul costs under property, plant and equipment and right-of-use assets were depreciated on the units of production method based on flying hours. The expected flying hours of engines are based on the Group’s historical overhaul experience with similar engine models. Except for components related to engine overhaul costs, other property, plant and equipment and right-of-use assets are depreciated or amortised on a straight-line basis over the estimated useful lives or lease term, which is shorter, after taking into account the estimated residual value. The useful lives are based on the Group’s historical experience with similar assets and take into account anticipated technological changes. The Group reviews the estimated useful lives of assets annually in order to determine the amount of depreciation and amortisation expense to be recorded during any financial year. The depreciation and amortisation expense for future periods is adjusted if there are significant changes from previous estimates.

(e)	Provision for major overhauls

As disclosed in Note 2(k) and Note 2(aa), provision for the cost of major overhauls to fulfil the lease return conditions involves estimation of the expected overhaul cycles and overhaul costs, which are based on the historical experience of actual costs incurred for overhauls of airframes and engines of the same or similar types and current economic and airline-related developments. Different estimates could significantly affect the estimated provision and the results of operations.

(f)	Ticket breakage revenue

The Group recognises, in proportion to the pattern of rights exercised by the customer, the breakage amount to which the Group expects to be entitled as ticket breakage revenue. Such portion is estimated based on the Group’s historical experiences, and the estimated revenue is recognised only to the extent that it is highly probable that a significant reversal in cumulative revenue recognised will not occur when the uncertainty is resolved. Different estimates could significantly affect the ticket breakage revenue recognised in the current financial year.

4	Financial risk management and fair values of financial instruments

The Group is exposed to liquidity, interest rate, currency, credit risks and commodity jet fuel price risk in the normal course of business. The Group’s overall risk management programme focuses on the unpredictability of financial market and seeks to minimise the adverse effects on the Group’s financial performance. The Group’s exposure to these risks and the financial risk management policies and practices used by the Group to manage these risks are described below.

(a)	Liquidity risk

As at 31 December 2021, the Group’s current liabilities exceeded its current assets by RMB73,124 million. For the year ended 31 December 2021, the Group recorded a net cash inflow from operating activities of RMB7,688 million, a net cash outflow from investing activities of RMB15,820 million and a net cash inflow from financing activities of RMB4,186 million, which in total resulted in a net decrease in cash and cash equivalents of RMB3,946 million.

4	Financial risk management and fair values of financial instruments (continued)

(a)	Liquidity risk (continued)

The Group is dependent on its ability to maintain adequate cash inflow from operations, its ability to maintain existing external financing, and its ability to obtain new external financing to meet its debt obligations as they fall due and to meet its committed future capital expenditures. The Group’s policy is to regularly monitor its liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term. As at 31 December 2021, the Group has obtained credit facilities of RMB295,683 million in aggregate (31 December 2020: RMB315,452 million) granted by several banks and other financial institute, among which approximately RMB204,051 million was unutilised. The Directors of the Company believe that sufficient financing will be available to the Group when and where needed.

The following tables show the remaining contractual maturities at the end of the reporting period of the Group’s non-derivative financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on rates current at the end of the reporting period) and the earliest date the Group can be required to pay:

	2021 Contractual undiscounted cash outflow
	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years	Total	Carrying amount at 31 December
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Borrowings	59,167	19,428	18,824	3,586	101,005	96,267
Lease liabilities	25,331	22,764	45,142	25,923	119,160	102,749
Trade and other payables and accrued charges	20,097	—	—	—	20,097	20,097
Long-term payables	111	111	96	—	318	291

	104,706	42,303	64,062	29,509	240,580	219,404

	2020 Contractual undiscounted cash outflow
	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years	Total	Carrying amount at 31 December
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Borrowings	41,378	8,350	15,420	21,190	86,338	78,233
Lease liabilities	25,752	23,989	54,653	36,382	140,776	121,213
Trade and other payables and accrued charges	20,892	—	—	—	20,892	20,892
Long-term payables	111	111	207	—	429	385

	88,133	32,450	70,280	57,572	248,435	220,723

4	Financial risk management and fair values of financial instruments (continued)

(b)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s borrowings and lease liabilities issued at floating and fixed interest rates expose the Group to cash flow interest rate risk and fair value interest rate risk, respectively. The Group determines the ratio of fixed-rate and floating-rate instruments according to the market environment and maintains an appropriate combination of fixed-rate and floating-rate instruments by reviewing and monitoring it on a regular basis.

Interest rate swaps, denominated in United States Dollars (“USD”), have been entered into to mitigate its cash flow interest rate risk. Under the interest rate swaps, the Group agrees with other third parties to exchange, at specified intervals (primarily quarterly), the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional amounts (Note 27(ii)).

Cross currency swaps have been entered into to mitigate its interest rate risk and foreign currency risk. Under the cross currency swaps, the Group agrees with other third parties to exchange the floating interest and principal payments in USD for fixed interest and principal payments in RMB for certain USD bank loans. As at 31 December 2021 and 2020, all cross currency swaps had been settled.

As at 31 December 2021, it is estimated that a general increase/decrease of 100 basis points in interest rates, with all other variables held constant, would have increased/decreased the Group’s loss after tax and decreased/increased the Group’s retained earnings by approximately RMB328 million (31 December 2020: RMB315 million).

In respect of the exposure to cash flow interest rate risk arising from floating-rate non-derivative instruments held by the Group at the end of the reporting period, the impact on the Group’s loss after tax (and retained earnings) and other components of consolidated equity is estimated as an annualised impact on interest expense or income of such a change in interest rates. This analysis is performed on the same basis as that for 2020.

The sensitivity analysis above indicates the instantaneous change in the Group’s loss after tax (and retained earnings) and other components of consolidated equity that would arise assuming that the change in interest rates had occurred at the end of the reporting period and had been applied to re-measure those floating rate financial instruments held by the Group which expose the Group to fair value interest rate risk at the end of the reporting period.

4	Financial risk management and fair values of financial instruments (continued)

(c)	Foreign currency risk

Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the PBOC or other institutions authorised to buy and sell foreign exchange or at a swap centre.

The Group has significant exposure to foreign currency risk as majority of the Group’s lease liabilities (Note 37) are denominated in foreign currencies, principally USD, Euro and Japanese Yen. Depreciation or appreciation of Renminbi against foreign currencies affects the Group’s results significantly because the Group’s foreign currency liabilities generally exceed its foreign currency assets.

The following table indicates the instantaneous change in the Group’s loss after tax and retained earnings that would arise if foreign exchange rates to which the Group has significant exposure at the end of the reporting period had changed at that date, assuming all other risk variables remained constant. The range of such sensitivity was considered to be reasonably possible at the end of the reporting date.

	2021
	Appreciation/ (depreciation) of Renminbi against foreign currency	Decrease/ (increased) on loss after tax and increase/(decrease) on retained earnings RMB million
USD	1%	322
	(1%)	(322)

Euro	1%	18
	(1%)	(18)

Japanese Yen	10%	38
	(10%)	(38)

	2020
	Appreciation/ (depreciation) of Renminbi against foreign currency	Decrease/ (increased) on loss after tax and increase/(decrease) on retained earnings RMB million
USD	1%	367
	(1%)	(367)

Euro	1%	24
	(1%)	(24)

Japanese Yen	10%	74
	(10%)	(74)

4	Financial risk management and fair values of financial instruments (continued)

(c)	Foreign currency risk

Results of the analysis as presented in the above table represent an aggregation of the instantaneous effects on each of the Group entities’ loss after tax and retained earnings measured in the respective functional currencies, translated into Renminbi at the exchange rate ruling at the end of the reporting period for presentation purposes.

The sensitivity analysis assumes that the change in foreign exchange rates had been applied to re-measure those financial instruments, borrowings, and lease liabilities held by the Group which expose the Group to foreign currency risk at the end of the reporting period, including inter-company payables and receivables within the Group which are denominated in a currency other than the functional currencies of the lender or the borrower. The analysis excludes differences that would result from the translation of the financial statements of foreign operations into the Group’s presentation currency. The analysis is performed on the same basis for 2020.

(d)	Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the Group. The Group’s credit risk is primarily attributable to cash and cash equivalents, trade receivables, other receivables, other non-current financial assets (amortised cost) and derivative financial instruments.

Cash and cash equivalents

Substantially all of the Group’s cash and cash equivalents are deposited with major reputable PRC financial institutions, which management believes are of high credit quality. As the counterparties have favourable credit ratings, the Group does not expect there to be a risk of default.

Trade receivables

A significant portion of the Group’s air tickets are sold by agents participating in the Billing and Settlement Plan (“BSP”), a clearing scheme between airlines and sales agents organised by International Air Transportation Association. The use of the BSP reduces credit risk to the Group. As at 31 December 2021, the balance due from BSP agents amounted to RMB329 million (31 December 2020: RMB293 million). The credit risk exposure to BSP and the remaining trade receivables balance are monitored by the Group on an ongoing basis and the relevant credit risk is within management’s expectations.

The Group measures loss allowances for trade receivables at an amount equal to lifetime ECLs, which is calculated using a provision matrix. As the Group’s historical credit loss experience indicates significantly different loss patterns for different customer segments, the loss allowance based on past due status is further distinguished between air ticket receivables, mileage credits sales receivables, general aviation service receivables, receivables on cooperation flights and other trade receivables.

4	Financial risk management and fair values of financial instruments (continued)

(d)	Credit risk (continued)

Trade receivables (continued)

The following table provides information about the Group’s exposure to credit risk and ECLs for air ticket receivables as at 31 December 2021:

	31 December 2021
	Expected loss rates	Gross carrying amount	Loss allowance
	%	RMB million	RMB million
Within 3 months	0.01%	1,811	—
More than 3 months but less than 1 year	50.00%	5	3
More than 1 year but less than 2 years	100.00%	1	1
More than 2 years but less than 3 years	100.00%	3	3
More than 3 years	100.00%	15	15

		1,835	22

	31 December 2020
	Expected loss rates	Gross carrying amount	Loss allowance
	%	RMB million	RMB million
Within 3 months	0.01%	1,461	—
More than 3 months but less than 1 year	50.00%	7	4
More than 1 year but less than 2 years	100.00%	6	6
More than 2 years but less than 3 years	100.00%	5	5
More than 3 years	100.00%	13	13

		1,492	28

Expected loss rates are estimated with reference to actual loss experience over the past years. These rates are adjusted to reflect differences between economic conditions during the period over which the historical data has been collected, current conditions and the Group’s view of economic conditions over the expected lives of the receivables.

The credit risk of mileage credits sales receivables, general aviation service receivables and receivables on cooperation flights are considered to be low. The Group does not make credit loss allowance for these receivables.

The Group measures loss allowance for other trade receivables amounted to RMB17 million (31 December 2020: RMB15 million) based on ECLs.

4	Financial risk management and fair values of financial instruments (continued)

(d)	Credit risk (continued)

Trade receivables (continued)

Movement in the loss allowance account in respect of trade receivables during the year is as follows:

	2021	2020
	RMB million	RMB million
Balance at 1 January	43	36

Amounts written off during the year	(4)	(3)
Impairment losses written back	(5)	(1)
Impairment losses recognised during the year	5	11

Balance at 31 December	39	43

Other receivables

The Group measures loss allowance for other receivables equal to 12-month ECLs, unless when there has been a significant increase in credit risk since initial recognition, the Group recognises lifetime ECLs.

Set out below are the movements of loss allowances measured at 12-month and lifetime expected credit losses for the financial assets included in other receivables.

	2021				2020
	Stage 1 12-month ECLs RMB million	Stage 2 Lifetime ECLs (not credit – impaired) RMB million	Stage 3 Lifetime ECLs (credit – impaired) RMB million	Total RMB million	Stage 1 12-month ECLs RMB million	Stage 2 Lifetime ECLs (not credit – impaired) RMB million	Stage 3 Lifetime ECLs (credit – impaired) RMB million	Total RMB million
As at 1 January	2	9	148	159	1	4	—	5
Accrual	2	—	—	2	3	5	148	156
Reversal	(3)	—	—	(3)	(2)	—	—	(2)
Write-off	—	—	—	—	—	—	—	—

As at 31 December	1	9	148	158	2	9	148	159

Derivative financial instruments

The Group entered into derivative financial instruments arrangements with counterparties such as banks. Such arrangements are settled in net. As the counterparties have favourable credit ratings, the Group does not expect there to be a risk of default.

4	Financial risk management and fair values of financial instruments (continued)

(e)	Jet fuel price risk

The Group’s results of operations may be significantly affected by fluctuations in fuel prices since the jet fuel expenses are a significant cost for the Group. The Group may hedge a portion of the future fuel requirements through various financial derivative instruments linked to certain fuel commodities to lock in fuel costs within a hedged price range. In 2021, the Group did not enter into any jet fuel forward contract.

A reasonable possible increase/decrease of 10% (2020:10%) in jet fuel price, with volume of fuel consumed and all other variables held constant, would have increased/decreased the fuel costs by approximately RMB2,551 million (2020: RMB1,880 million). The sensitivity analysis indicates the instantaneous change in the Group’s jet fuel costs that would arise assuming that the change in fuel price had occurred at the beginning of the financial year.

(f)	Capital management

The Group’s primary objectives in managing capital are to safeguard the Group’s ability to continue as a going concern, and to generate sufficient profit to maintain growth and provide returns to its shareholders, by securing access to finance at a reasonable cost.

The Group manages the amount of capital in proportion to risk and manages its debt portfolio in conjunction with projected financing requirements. The Group monitors capital on the basis of the debt ratio, which is calculated as total liabilities divided by total assets. During 2021, the Group’s strategy, which was unchanged from 2020, was to maintain a debt ratio at a range of levels to support the operations and development of the Group’s business in the long run. In order to maintain or adjust the debt ratio, the Group may adjust the amount of dividends paid to shareholders, issue new shares, return capital to shareholders, raise new debt financing or sell assets to reduce debt.

Except for the compliance of certain financial covenants for maintaining the Group’s banking facilities and borrowings, the Group is not subject to any externally imposed capital requirements. The Group complied with the financial covenants attached to borrowings as of and for the years ended 31 December 2021 and 2020.

4	Financial risk management and fair values of financial instruments (continued)

(g)	Fair value

(i)	Financial instruments carried at fair value

FAIR VALUE HIERARCHY

The following table presents the carrying value of financial instruments measured at the end of the reporting period on a recurring basis, categorised into the three-level fair value hierarchy as defined in IFRS 13, Fair value measurement. The level into which a fair value measurement is classified is determined with reference to the observability and significance of the inputs used in the valuation technique as follows:

•	Level 1 valuations: Fair value measured using only Level 1 inputs i.e. unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date

•

Level 2 valuations: Fair value measured using Level 2 inputs i.e. observable inputs which fail to meet Level 1, and not using significant unobservable inputs. Unobservable inputs are inputs for which market data are not available

•	Level 3 valuations: Fair value measured using significant unobservable inputs

			Fair value measurements as at 31 December 2021 categorised into
		Fair value at 31 December 2021	Level 1	Level 2	Level 3
	Note	RMB million	RMB million	RMB million	RMB million
Recurring fair value measurement
Financial assets/(liabilities):
Other equity instrument investments:
– Non-listed shares	26	40	—	—	40
– Non-tradable shares	26	523	—	—	523

Other non-current financial assets:
– Listed shares	26	68	68	—	—
– Non-listed shares	26	27	—	—	27

Derivative financial liabilities:
– Interest rate swaps	27	(20)	—	(20)	—
– Derivative component of convertible bonds	27	(1,222)	—	(1,222)	—

4	Financial risk management and fair values of financial instruments (continued)

(g)	Fair value (continued)

(i)	Financial instruments carried at fair value (continued)

FAIR VALUE HIERARCHY (CONTINUED)

			Fair value measurements as at 31 December 2020 categorised into
		Fair value at 31 December 2020	Level 1	Level 2	Level 3
	Note	RMB million	RMB million	RMB million	RMB million
Recurring fair value measurement
Financial assets/(liabilities):
Other equity instrument investments:
– Non-listed shares	26	100	—	—	100
– Non-tradable shares	26	699	—	—	699

Other non-current financial assets:
– Listed shares	26	64	64	—	—
– Non-listed shares	26	28	—	—	28

Derivative financial liabilities:
– Interest rate swaps	27	(53)	—	(53)	—
– Derivative component of convertible bonds	27	(3,092)	—	(3,092)	—
– Forward foreign exchange and foreign exchange options contracts	27	(56)	—	(56)	—

During the years ended 31 December 2021 and 2020, there were no transfers among level 1, level 2 and level 3. The Group’s policy is to recognise transfers between levels of fair value hierarchy as at the end of the reporting period in which they occur.

Valuation techniques and inputs used in Level 2 fair value measurements.

Fair value of interest rate swaps in derivative financial liabilities is measured by discounting the expected receivable or payable amounts under the assumption that these swaps had been terminated at the end of the reporting period. The discount rates used are the US Treasury bond yield curve as at the end of the reporting period.

Fair value of forward foreign exchange and foreign exchange options contracts is determined using quoted forward exchange rates at the reporting date and present value calculations based on high credit quality yield curves in the respective currencies.

4	Financial risk management and fair values of financial instruments (continued)

(g)	Fair value (continued)

(i)	Financial instruments carried at fair value (continued)

FAIR VALUE HIERARCHY (CONTINUED)

Fair value of derivative component of convertible bonds is measured by using the Binomial Model. The major inputs used in the Binomial Model are:

	At 31 December 2021	At 31 December 2020
Conversion price	RMB6.24	RMB6.24
Stock price of A shares	RMB6.47	RMB6.01
Stock market volatility	33.78%	35.38%
Risk-free interest rate	2.59%	3.14%

Fair value of cross currency swaps is the estimated amount that the Group would receive or pay to terminate the swaps at the end of the reporting period, taking into account current exchange rates and interest rates and the current creditworthiness of the swap counterparties.

Information about Level 3 fair value measurements

	Valuation technique	Significant unobservable inputs	Range
Other equity instruments investments

– Non-listed shares (1)&(3)	Market comparable companies	Discount for lack of marketability	32%

– Non-tradable shares (2)&(3)	Discounted cash flow	Expected profit growth rate during the projection period	1%-169%
		Perpetual growth rate	3%
		Perpetual dividend payout rate	80%
		Expected dividend payout rate during the projection period	28%
		Discount rate	10.46%

Other non-current financial assets

– Non-listed shares (2)	Discounted cash flow	Expected profit growth rates during the projection period	10%-28%
		Perpetual growth rates	1%-3%
		Perpetual dividend payout rates	80%
		Expected dividend payout rates during the projection period	27%-33%
		Discount rates	10%-11.77%

4	Financial risk management and fair values of financial instruments (continued)

(g)	Fair value (continued)

(i)	Financial instruments carried at fair value (continued)

FAIR VALUE HIERARCHY (CONTINUED)

Information about Level 3 fair value measurements (continued)

(1)

The fair value of non-listed shares are determined by using comparable listed companies adjusted for lack of marketability discount. The fair value measurement is negatively correlated to the discount for lack of marketability.

(2)

The fair value of these non-tradable shares and non-listed shares is determined by discounting projected cash flow series associated with respective investments. The valuation takes into account the expected profit growth rates and expected dividend payout rate of the investees. The discount rates used have been adjusted to reflect specific risks relating to respective investees. The fair value measurement is positively correlated to the expected profit growth rates during the projection period, perpetual growth rate, perpetual dividend payout rate and expected dividend payout rates during the projection period of respective investees, and negatively correlated to the discount rates.

(3)

Any gain or loss arising from the remeasurement of the Group’s unlisted or non-tradable equity securities held for strategic purposes are recognised in the fair value reserve (non-recycling) in other comprehensive income. Upon disposal of the equity securities, the amount accumulated in other comprehensive income is transferred directly to retained earnings.

(ii)	Financial instruments not carried at fair value

All other financial instruments, including cash and cash equivalents, amounts due from/to related companies, trade and other receivables, other non-current financial assets (amortised cost), trade and other payables, borrowings and lease liabilities are carried at amounts not materially different from their fair values as at 31 December 2021 and 2020.

5	Operating revenue

The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, and other extended transportation services.

(i)	Disaggregation of revenue

Disaggregation of revenue from contracts with customers by major service lines is as follows:

		2021	2020
	Note	RMB million	RMB million
Revenue from contracts with customers within the scope of IFRS 15:
Disaggregated by service lines
– Traffic revenue
– Passenger		75,392	70,534
– Cargo and mail		19,887	16,493
– Commission income		2,677	2,771
– General aviation income		572	508
– Cargo handling income		864	507
– Hotel and tour operation income		538	390
– Ground services income		326	210
– Air catering service income		271	273
– Others		885	689

		101,412	92,375

Revenue from other sources:
– Rental income	19(e)	232	186

		101,644	92,561

Disaggregation of revenue from contracts with customers by the timing of revenue recognition and by geographic markets is disclosed in Notes 6(a) and 6(b) respectively.

(ii)	Revenue expected to be recognised in the future arising from contracts with customers in existence at the reporting date

As at 31 December 2021, the aggregated amount of the transaction price allocated to the remaining performance obligation, which is the unredeemed credits under the frequent flyer award programmes, amounted to RMB3,061 million (31 December 2020: RMB3,196 million) (Note 39). This amount represents revenue expected to be recognised in the future when the customers obtain control of the goods or services.

6	Segment reporting

(a)	Business segments

The Group has two reportable operating segments “airline transportation operations” and “other segments”, according to internal organisation structure, managerial needs and internal reporting system. “Airline transportation operations” comprises the Group’s passenger and cargo and mail operations. “Other segments” includes cargo handling, hotel and tour operation, ground services, air catering services and other miscellaneous services.

For the purposes of assessing segment performance and allocating resources between segments, the Group’s chief operating decision maker (“CODM”) monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the People’s Republic of China Accounting Standards for Business Enterprises (“PRC GAAP”). As such, the amount of each material reconciling item from the Group’s reportable segment loss before taxation, assets and liabilities, which arises from different accounting policies, are set out in Note 6(c).

Inter-segment sales and transfers are transacted with reference to the selling prices used for sales made to third parties at the then prevailing market prices.

Information regarding the Group’s reportable segments as provided to the Group’s CODM for the purposes of resource allocation and assessment of segment performance is set out below.

6	Segment reporting (continued)

(a)	Business segments (continued)

The segment results of the Group for the year ended 31 December 2021 are as follows:

	Airline transportation operations	Other segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Disaggregated by timing of revenue recognition
Point in time	2,763	1,418	(1,171)	—	3,010
Over time	98,206	3,257	(2,829)	—	98,634

Revenue from external customers	100,419	1,225	—	—	101,644
Inter-segment sales	550	3,450	(4,000)	—	—

Reportable segment revenue	100,969	4,675	(4,000)	—	101,644

Reportable segment loss before taxation	(13,769)	(111)	2	(25)	(13,903)

Reportable segment loss after taxation	(10,998)	(67)	2	52	(11,011)

Other segment information
Income tax	(2,771)	(44)	—	(77)	(2,892)
Interest income	763	15	(103)	—	675
Interest expense	6,291	26	(115)	—	6,202
Depreciation and amortisation	23,854	380	—	—	24,234
Impairment loss	2,596	18	—	—	2,614
Credit losses	1	(2)	—	—	(1)
Share of associates’ results	—	—	—	9	9
Share of joint ventures’ results	—	—	—	271	271
Change in fair value of financial assets/liabilities	—	—	—	(309)	(309)
Non-current assets additions during the year#	21,457	905	(359)	—	22,003

6	Segment reporting (continued)

(a)	Business segments (continued)

The segment results of the Group for the year ended 31 December 2020 are as follows:

	Airline transportation operations	Other segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Disaggregated by timing of revenue recognition
Point in time	2,856	1,727	(1,483)	—	3,100
Over time	89,196	2,448	(2,183)	—	89,461

Revenue from external customers	91,722	839	—	—	92,561
Inter-segment sales	330	3,336	(3,666)	—	—

Reportable segment revenue	92,052	4,175	(3,666)	—	92,561

Reportable segment loss before taxation	(14,727)	(112)	1	(348)	(15,186)

Reportable segment loss after taxation	(11,388)	(61)	1	(372)	(11,820)

Other segment information
Income tax	(3,339)	(51)	—	24	(3,366)
Interest income	328	26	(32)	—	322
Interest expense	6,739	11	(34)	—	6,716
Depreciation and amortisation	24,438	143	—	—	24,581
Impairment loss	4,015	2	—	—	4,017
Credit losses	153	11	—	—	164
Share of associates’ results	—	—	—	(776)	(776)
Share of joint ventures’ results	—	—	—	309	309
Change in fair value of financial assets/liabilities	—	—	—	53	53
Non-current assets additions during the year#	24,039	547	(49)	—	24,537

6	Segment reporting (continued)

(a)	Business segments (continued)

The segment assets and liabilities of the Group as at 31 December 2021 and 31 December 2020 are as follows:

	Airline transportation operations	Other segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
As at 31 December 2021
Reportable segment assets	312,020	5,909	(1,616)	6,635	322,948
Reportable segment liabilities	236,428	2,640	(1,607)	1,242	238,703

As at 31 December 2020
Reportable segment assets	317,741	6,019	(4,209)	6,564	326,115
Reportable segment liabilities	239,968	2,237	(4,154)	3,201	241,252

*

Unallocated assets primarily include interest in associates and joint ventures, derivative financial assets and equity securities. Unallocated liabilities primarily include derivative financial liabilities. Unallocated results primarily include the share of results of associates and joint ventures, dividend income from equity securities, and the fair value movement of financial instruments recognised through profit or loss.

#

The additions of non-current assets do not include interests in associates and joint ventures, other equity instrument investments, other non-current financial assets, derivative financial assets and deferred tax assets.

6	Segment reporting (continued)

(b)	Geographical information

The Group’s business segments operate in three main geographical areas, even though they are managed on a worldwide basis.

The Group’s revenue by geographical segment are analysed based on the following criteria:

(1)

Traffic revenue from services of both origin and destination within the PRC (excluding Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan (“Hong Kong, Macau and Taiwan”)), is classified as domestic revenue. Traffic revenue with origin and destination among PRC, Hong Kong, Macau and Taiwan is classified as Hong Kong, Macau and Taiwan revenue; while that with origin from or destination to other overseas markets is classified as international revenue.

(2)

Revenue from commission income, general aviation, cargo handling, hotel and tour operation, ground services, air catering services and other miscellaneous services are classified on the basis of where the services are performed.

	2021	2020
	RMB million	RMB million
Domestic	76,517	65,137
International	24,739	27,090
Hong Kong, Macau and Taiwan	388	334

	101,644	92,561

The major revenue earning assets of the Group are its aircraft fleet which is registered in the PRC and is deployed across its worldwide route network. Majority of the Group’s other assets are located in the PRC. CODM considers that there is no suitable basis for allocating such assets and related liabilities to geographical locations. Accordingly, geographical segment assets and liabilities are not disclosed.

6	Segment reporting (continued)

(c)	Reconciliation of reportable segment loss before income tax,assets and liabilities to the consolidated figures as reported in the consolidated financial statements

		2021	2020
	Note	RMB million	RMB million
Loss before income tax
Reportable segment loss before taxation	6(a)	(13,903)	(15,186)
Capitalisation of exchange difference of specific loans	(i)	(8)	(9)
Government grants	(ii)	1	—

Consolidated loss before income tax		(13,910)	(15,195)

		31 December	31 December
		2021	2020
	Note	RMB million	RMB million
Assets
Reportable segment assets	6(a)	322,948	326,115
Capitalisation of exchange difference of specific loans	(i)	39	47
Government grants	(ii)	(5)	(6)
Adjustments arising from business combinations under common control	(iii)	237	237
Others		(8)	(10)

Consolidated total assets		323,211	326,383

Liabilities

As at 31 December 2021 and 2020, the amount of reportable segment liabilities is the same as the amount of consolidated total liabilities.

Notes:

(i)

In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference is recognised in income statement unless the exchange difference represents an adjustment to interest.

(ii)

In accordance with the PRC GAAP, assets related government grants (other than special funds) are deducted from the cost of the related assets. Special funds granted by the government and clearly defined in the approval documents as part of “capital reserve” are accounted for as increase in capital reserve. Under IFRSs, assets related government grants are deducted to the cost of the related assets. The difference is resulted from government grants received in previous years and are recognised in capital reserve under PRC GAAP.

(iii)

In accordance with the PRC GAAP, the Company accounts for the business combination under common control by applying the pooling-of-interest method. Under the pooling-of-interest method, the difference between the historical carrying amount of the acquiree and the consideration paid is accounted for as an equity transaction. Business combinations under common control are accounted for as if the acquisition had occurred at the beginning of the earliest comparative year presented or, if later, at the date that common control was established; for this purpose, relevant comparative figures are restated under PRC GAAP. Under IFRSs, the Company adopts the purchase accounting method for acquisition of business under common control.

7	Flight operation expenses

	2021	2020
	RMB million	RMB million
Jet fuel costs	25,505	18,797
Flight personnel payroll and welfare	10,763	10,232
Air catering expenses	1,577	1,765
Civil Aviation Development Fund	1,059	—
Aircraft operating lease charges	920	977
Training expenses	690	857
Aircraft insurance	184	191
Others	4,871	4,726

	45,569	37,545

8	Maintenance expenses

	2021	2020
	RMB million	RMB million
Aviation repair and maintenance charges	7,890	9,101
Staff payroll and welfare	2,994	2,875
Maintenance materials	1,278	1,399

	12,162	13,375

9	Aircraft and transportation service expenses

	2021	2020
	RMB million	RMB million
Landing and navigation fees	11,705	10,857
Ground service and other charges	9,442	7,886

	21,147	18,743

10	Promotion and selling expenses

	2021	2020
	RMB million	RMB million
Ticket office expenses	2,809	2,935
Sales commissions	773	842
Computer reservation services	413	352
Advertising and promotion	140	121
Others	570	757

	4,705	5,007

11	General and administrative expenses

	2021	2020
	RMB million	RMB million
General corporate expenses	3,282	3,572
Auditors’ remuneration	15	20

– Audit services	14	17
– Non-audit services	1	3
Credit losses	(1)	164
Other taxes and levies	367	332

	3,663	4,088

12	Depreciation and amortisation

	2021	2020
	RMB million	RMB million
Depreciation of property, plant and equipment	8,835	8,824
Depreciation of right-of-use assets	14,888	15,388
Other amortisation	518	378

	24,241	24,590

13	Staff costs

	2021	2020
	RMB million	RMB million
Salaries, wages and welfare	23,441	22,592
Defined contribution retirement scheme	2,802	2,183
Other retirement welfare subsidy	50	72

	26,293	24,847

Staff costs relating to flight operations and maintenance are also included in the respective total amounts disclosed separately in Note 7 to Note 8 above.

Five highest paid individuals

None of the directors (2020: none), whose emoluments are reflected in Note 59, is among the five highest paid individuals in the Group for 2021. The aggregate emoluments in respect of the five (2020: five) individuals during the year are as follows:

	2021	2020
	RMB’000	RMB’000
Salaries, wages and welfare	9,756	10,395
Retirement scheme contributions	756	663

	10,512	11,058

The emoluments of the five (2020: five) individuals with the highest emoluments are within the following bands:

	2021	2020
	Number of individuals	Number of individuals
HK$2,500,001 to HK$3,000,000	2	1
HK$2,000,001 to HK$2,500,000	3	4

14	Other net income

	2021	2020
	RMB million	RMB million
Government grants (Note)	4,040	4,209
Gains/(losses) on disposal of property, plant and equipment, net
– Aircraft and spare engines	149	(18)
– Other property, plant and equipment and right-of-use assets	214	75
Others	364	420

	4,767	4,686

Note:	Government grants mainly inlcude subsidies granted by various local governments to encourage the Group to operate certain routes to cities where these governments are located.

There are no unfulfilled conditions and other contingencies related to subsidies that have been recognised during the year ended 31 December 2021.

15	Interest expense

	2021	2020
	RMB million	RMB million
Interest on borrowings	2,448	1,914
Interest relating to leases liabilities (Note 21)	4,434	5,180

Total interest expense on financial liabilities not at fair value through profit or loss	6,882	7,094
Less: interest expense capitalised (Note)	(701)	(363)

	6,181	6,731
Interest rate swaps: cash flow hedge, reclassified from equity (Note 17)	21	(15)

	6,202	6,716

Note:	The weighted average interest rate used for interest capitalisation was 2.61% per annum in 2021 (2020: 2.51%).

16	Income tax

(a)	Income tax credit in the consolidated income statement

	2021	2020
	RMB million	RMB million
PRC income tax
– Provision for the year	2,159	1,716
– Under-provision in prior year	35	48

	2,194	1,764
Deferred tax (Note 29)
Origination and reversal of temporary differences	(5,088)	(5,132)

Income tax credit	(2,894)	(3,368)

In respect of a majority of the Group’s airlines operation outside mainland China, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas governments and the PRC government, or has sustained tax losses in those overseas jurisdictions. Accordingly, no provision for overseas income tax has been made for overseas airlines operation in the current and prior years.

For the year of 2021, the Company and its branches and subsidiaries in mainland China are subject to income tax rates ranging from 15% to 25% (2020: 15% to 25%), and certain subsidiaries of the Company in Hong Kong are subject to income tax at 16.5% (2020: 16.5%).

(b)	Reconciliation between actual income tax credit and calculated tax based on accounting loss at applicable income tax rates

	2021	2020
	RMB million	RMB million
Loss before income tax	(13,910)	(15,195)

Notional tax on loss before taxation, calculated at the rates applicable to loss in the tax jurisdictions concerned (Note 16(a))	(3,380)	(3,667)

Adjustments for tax effect of:
Non-deductible expenses	96	102
Share of results of associates and joint ventures and other non-taxable income	(70)	111
Unused tax losses and deductible temporary differences for which no deferred tax assets were recognised	489	80
Utilisation of unused tax losses and deductible temporary differences for which no deferred tax assets were recognised in prior years	(32)	(8)
Under-provision in prior year	35	48
Super deduction of research and development expenses	(32)	(34)

Income tax credit	(2,894)	(3,368)

17	Other comprehensive income

	2021	2020
	RMB million	RMB million
Cash flow hedges:
Effective portion of changes in fair value of hedging instruments recognised during the year	21	(30)
Reclassification adjustments for amounts transferred to profit or loss:
– interest expense (Note 15)	21	(15)
Net deferred tax (debited)/credited to other comprehensive income	(10)	11

	32	(34)

Equity investments measured at FVOCI:
Changes in fair value recognised during the year	(236)	(250)
Net deferred tax credited to other comprehensive income	60	63

	(176)	(187)

Share of other comprehensive income of associates
Will not be reclassified to profit or loss	(2)	(2)
May be reclassified subsequently to profit or loss	3	(3)

	1	(5)

Differences resulting from the translation of foreign currency financial statements	—	8

Other comprehensive income for the year	(143)	(218)

18	Loss per share

The calculation of basic loss per share for the year ended 31 December 2021 is based on the loss attributable to equity shareholders of the Company of RMB12,106 million (2020: RMB10,847 million) and the weighted average of 16,201,129,384 shares in issue during the year (2020: 14,056,887,174 shares).

	2021	2020
	million	million
Issued ordinary shares at 1 January	15,329	12,267
Effect of issuance of shares	872	1,790

Weighted average number of ordinary shares at 31 December	16,201	14,057

The amount of diluted loss per share is the same as basic loss per share as the effect of convertible bonds is anti-dilutive for the year ended 31 December 2021 and for the year ended 31 December 2020.

19	Property, plant and equipment, net

	Investment properties	Buildings	Aircraft	Other flight equipment including rotables	Machinery, equipment and vehicles	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Cost:
At 1 January 2020	470	16,046	113,276	24,385	8,253	162,430
Additions	—	12	1,435	542	935	2,924
Transferred from construction in progress (Note 20)	—	5,720	3,719	497	1,340	11,276
Reclassification on change of holding intention:
– transferred from other property, plant and equipment, net	52	(52)	—	—	—	—
Transferred from right-of-use assets on exercise of purchase option (Note 21)	—	—	2,780	—	—	2,780
Disposals
– disposals	—	(152)	(6,830)	(399)	(558)	(7,939)
– disposal of a subsidiary	—	(99)	—	—	(34)	(133)

At 31 December 2020	522	21,475	114,380	25,025	9,936	171,338

At 1 January 2021	522	21,475	114,380	25,025	9,936	171,338
Additions	—	66	2,855	487	668	4,076
Transferred from construction in progress (Note 20)	—	2,097	8,796	434	486	11,813
Reclassification on change of holding intention:
– transferred to other property, plant and equipment, net	(32)	32	—	—	—	—
– transferred from other property, plant and equipment, net	50	(50)	—	—	—	—
Transfer to assets held for sale (Note 35)	—	—	(6,309)	(152)	—	(6,461)
Transferred from right-of-use assets on exercise of purchase option (Note 21)	—	—	2,761	—	—	2,761
Others	9	—	—	—	—	9
Disposals (c)	(8)	(115)	(6,393)	(441)	(556)	(7,513)

At 31 December 2021	541	23,505	116,090	25,353	10,534	176,023

19	Property, plant and equipment, net (continued)

	Investment properties	Buildings	Aircraft	Other flight equipment including rotables	Machinery, equipment and vehicles	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Accumulated depreciation and impairment losses:
At 1 January 2020	166	4,917	54,177	13,119	5,263	77,642
Depreciation charge for the year	23	618	5,744	1,493	946	8,824
Reclassification on change of holding intention:
– transferred from other property, plant and equipment, net	21	(21)	—	—	—	—
Transferred from right-of-use assets on exercise of purchase option (Note 21)	—	—	982	—	—	982
Disposals
– disposals	—	(59)	(4,588)	(372)	(483)	(5,502)
– disposal of a subsidiary	—	(15)	—	—	(11)	(26)
Provision for impairment losses	—	—	3,202	75	2	3,279
Impairment losses written off on disposals	—	—	—	(7)	—	(7)

At 31 December 2020	210	5,440	59,517	14,308	5,717	85,192

At 1 January 2021	210	5,440	59,517	14,308	5,717	85,192
Depreciation charge for the year	16	712	5,673	1,394	1,040	8,835
Reclassification on change of holding intention:
– transferred to other property, plant and equipment, net	(19)	19	—	—	—	—
– transferred from other property, plant and equipment, net	35	(35)	—	—	—	—
Transfer to assets held for sale (Note 35)	—	—	(2,746)	(66)	—	(2,812)
Transferred from right-of-use assets on exercise of purchase option (Note 21)	—	—	1,202	—	—	1,202
Disposals (c)	(6)	(28)	(4,270)	(406)	(414)	(5,124)
Provision for impairment losses (a)	—	—	914	80	—	994
Impairment losses transfer to assets held for sale (Note 35)	—	—	(2,581)	(60)	—	(2,641)
Impairment losses written off on disposals (c)	—	—	(809)	—	—	(809)

At 31 December 2021	236	6,108	56,900	15,250	6,343	84,837

Net book value:
At 31 December 2021	305	17,397	59,190	10,103	4,191	91,186

At 31 December 2020	312	16,035	54,863	10,717	4,219	86,146

19	Property, plant and equipment, net (continued)

(a)

As at 31 December 2021, the Group reported aircraft and related equipment in the amount of RMB199,407 million. For the year ended 31 December 2021, the Group made impairment provision of RMB2,579 million in aggregate towards certain aged or market value declined aircraft and related equipment based on its fleet disposal plans. Among which, the impairment provision for owned aircraft and related equipment were RMB994 million, and the impairment provision for leased aircraft and related equipment were RMB1,585 million (Note 21). Provision were made when asset’s carrying amount exceed its recoverable amount. The estimated recoverable amounts of above aircraft and related equipment with impairment indications were based on the fair value less cost to sell, which was determined by reference to the recent observable market prices for those aircraft and related equipment or appraisal results valued by external appraisal expert based on the cost method.

(b)	As at 31 December 2021, no property, plant and equipment of the Group were mortgaged for bank borrowings (31 December 2020: Nil).
(c)

During the year, the Group disposed certain aircraft directly and disposed certain aircraft through sale and leaseback agreement, against which cost, accumulated depreciation and impairment losses of the aircraft had been reduced with an aggregate amount of RMB4,042 million, RMB2,728 million and RMB809 million respectively.

During the year, the Group derecognised certain aircraft under finance lease agreements as a lessor, against which cost and accumulated depreciation of the aircraft had been reduced with an aggregate amount of RMB792 million and RMB0 respectively, and a long-term receivable was recognised accordingly. As at 31 December 2021, the balance of long-term receivable was RMB783 million (including the balance due within one year) (Note 26).

(d)

As at 31 December 2021 and up to the date of approval of these financial statements, the Group is in the process of applying for the property title certificates in respect of the certain properties located in mainland China, in which the Group has interests and for which such certificates have not been granted. As at 31 December 2021, carrying value of such properties of the Group amounted to RMB10,554 million (31 December 2020: RMB10,226 million). The Directors of the Company are of the opinion that the use of and the conduct of operating activities at the properties referred to above are not affected by the fact that the Group has not yet obtained the relevant property title certificates.

19	Property, plant and equipment, net (continued)

(e)

The Group leased out investment properties and facilities under operating leases. The leases typically run for an initial period of one to fifteen years, with an option to renew the leases after that date at which time all contract terms are renegotiated. In this connection, rental income totalling RMB232 million (2020: RMB186 million) was recognised by the Group during the year in respect of the leases. Directors estimated the fair value of these investment properties approximate the carrying amount.

The properties are reclassified between investment properties and other property, plant and equipment, upon the intention of commencement or cessation of lease.

The Group’s total future minimum lease income under non-cancellable operating leases are as follows:

	2021	2020
	RMB million	RMB million
Within 1 year	47	66
After 1 year but within 5 years	130	120
After 5 years	72	97

	249	283

20	Construction in progress

	Advance payment for aircraft and flight equipment	Others	Total
	RMB million	RMB million	RMB million
At 1 January 2020	30,919	8,303	39,222
Additions	8,858	4,637	13,495
Transferred to property, plant and equipment (Note 19)	(4,216)	(7,060)	(11,276)
Transferred to right-of-use assets (Note 21)	(6,219)	(2,440)	(8,659)
Transferred to others	—	(375)	(375)

At 31 December 2020	29,342	3,065	32,407

At 1 January 2021	29,342	3,065	32,407
Additions	10,464	1,821	12,285
Transferred to property, plant and equipment (Note 19)	(9,230)	(2,583)	(11,813)
Transferred to right-of-use assets (Note 21)	(454)	(61)	(515)
Transferred to others	—	(517)	(517)

At 31 December 2021	30,122	1,725	31,847

21	Right-of-use assets

	Aircraft and engines	Land use rights	Buildings	Others	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Cost:
At 1 January 2020	215,381	4,022	2,790	392	222,585
Additions	6,526	45	412	190	7,173
Transfer from construction in progress (Note 20)	5,993	2,440	—	226	8,659
Transferred to property, plant and equipment on exercise of purchase option (Note 19)	(2,780)	—	—	—	(2,780)
Disposals
– disposals	(4,419)	—	(180)	—	(4,599)
– disposal of a subsidiary	—	(26)	—	(43)	(69)

At 31 December 2020	220,701	6,481	3,022	765	230,969

At 1 January 2021	220,701	6,481	3,022	765	230,969
Additions	3,493	343	1,194	243	5,273
Transfer from construction in progress (Note 20)	302	61	—	152	515
Transferred to property, plant and equipment on exercise of purchase option (Note 19)	(2,761)	—	—	—	(2,761)
Transferred to assets held for sale (Note 35)	(1,582)	—	—	—	(1,582)
Disposals	(5,959)	(75)	(931)	(26)	(6,991)

At 31 December 2021	214,194	6,810	3,285	1,134	225,423

21	Right-of-use assets (continued)

	Aircraft and engines RMB million	Land use rights RMB million	Buildings RMB million	Others RMB million	Total RMB million
Accumulated amortization and impairment losses:
At 1 January 2020	67,890	813	637	34	69,374
Amortisation charge for the year	14,167	134	997	90	15,388
Transferred to property, plant and equipment on exercise of purchase option (Note 19)	(982)	—	—	—	(982)
Disposals
– disposals	(4,419)	—	(132)	—	(4,551)
– disposal of a subsidiary	—	—	—	(7)	(7)
Provision for impairment losses	682	—	—	—	682

At 31 December 2020	77,338	947	1,502	117	79,904

At 1 January 2021	77,338	947	1,502	117	79,904
Amortisation charge for the year	13,616	140	954	178	14,888
Transferred to property, plant and equipment on exercise of purchase option (Note 19)	(1,202)	—	—	—	(1,202)
Transferred to assets held for sale (Note 35)	(616)	—	—	—	(616)
Disposals	(5,959)	—	(913)	(21)	(6,893)
Provision for impairment losses (Note 19(a))	1,585	—	—	—	1,585
Impairment losses transfer to assets held for sale (Note 35)	(682)	—	—	—	(682)

At 31 December 2021	84,080	1,087	1,543	274	86,984

Net book value:
At 31 December 2021	130,114	5,723	1,742	860	138,439

At 31 December 2020	143,363	5,534	1,520	648	151,065

The Group was formally granted the rights to use certain parcels of land by the relevant PRC authorities for periods of 30 to 70 years, which expire before 2075.

As at 31 December 2021 and up to the date of approval of these financial statements, the Group is in the process of applying for land use right certificates in respect of certain parcels of land used by the Group. As at 31 December 2021, carrying value of such land use rights of the Group amounted to RMB2,987 million (31 December 2020: RMB3,019 million). The Directors of the Company are of the opinion that the use of and the conduct of operating activities at the land referred to above are not affected by the fact that the Group has not yet obtained the relevant land use right certificates.

As at 31 December 2021, no land use right of the Group was mortgaged for bank borrowings (31 December 2020: Nil).

21	Right-of-use assets (continued)

In addition to the amortisation charged, the analysis of expense items in relation to leases recognised in profit or loss is as follows:

	2021	2020
	RMB million	RMB million
Interest on lease liabilities (Note 15)	4,434	5,180
Interest rate swaps: cash flow hedge, reclassified from equity (Note 15)	21	(15)
Expense relating to short-term leases	1,241	1,257
Expense relating to leases of variable lease payments not included in the measurement of lease liabilities	124	106

During the year, additions to right-of-use assets were primarily related to the capitalised lease payments payable under new tenancy agreements and newly acquired leasehold aircraft.

Details of total cash outflow for leases and the maturity analysis of lease liabilities are set out in Note 34(d) and Note 37 respectively.

As disclosed in Note 2(b), the Group has early adopted the Amendment to IFRS 16, COVID-19-related rent concessions beyond 30 June 2021, and applied the practical expedient to all leases except for aircraft and engine leases with eligible rent concessions received by the Group during the year. There is no rent concession received for the year ended 31 December 2021 (2020: RMB7 million).

22	Goodwill

	2021	2020
	RMB million	RMB million
Cost and carrying amount:	237	237

Impairment tests for cash-generating units containing goodwill

	2021	2020
	RMB million	RMB million
Southern Airlines Group Import and Export Trading Company (“SAIETC”)	182	182
Xiamen Airlines Culture and Media Co., Ltd. (“XACM”)	55	55

Total	237	237

The recoverable amount of the CGU is determined based on value-in-use calculation. The calculation uses cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using an estimated weighted average growth rate which does not exceed the long-term average growth rates for the business in which the CGU operates.

The cash flows of the above entities are discounted using pre-tax discount rates ranging from 10.5% to 13.5% (2020: 10.5% to 13.5%).

23	Subsidiaries

All the subsidiaries of the Company are unlisted. The following list contains only the particulars of subsidiaries which principally affect the results, assets or liabilities of the Group.

Name of company	Place of establishment/ operation	Registered capital		Proportion of ownership interest held by the Company	Principal activity
China Southern Airlines Henan Airlines Company Limited (i)	PRC	RMB	6,000,000,000	60%	Airline transportation

Xiamen Airlines Company Limited (“Xiamen Airlines”) (i)	PRC	RMB	14,000,000,000	55%	Airline transportation

Chongqing Airlines Company Limited (i)	PRC	RMB	1,200,000,000	60%	Airline transportation

Shantou Airlines Company Limited (i)	PRC	RMB	280,000,000	60%	Airline transportation

Zhuhai Airlines Company Limited (i)	PRC	RMB	250,000,000	60%	Airline transportation

Guizhou Airlines Company Limited (i)	PRC	RMB	1,281,000,000	60%	Airline transportation

Guangzhou Nanland Air Catering Company Limited (ii)	PRC	RMB	240,000,000	70.50%	Air catering

Beijing Southern Airlines Ground Services Company Limited (i)	PRC	RMB	100,000,000	100%	Airport ground services

Nan Lung International Freight Limited	Hong Kong	HKD	3,270,000	51%	Freight services

China Southern Airlines General Aviation Company Limited (“CSAGA”) (i)	PRC	RMB	1,342,280,000	57.88%	General aviation

SAIETC (i)	PRC	RMB	30,000,000	100%	Import and export agent services

Zhuhai Xiang Yi Aviation Technology Company Limited (i)	PRC	RMB	469,848,400	100%	Flight simulation services

China Southern Airlines Xiongan Airlines Company Limited (i)	PRC	RMB	10,000,000,000	100%	Airline transportation

Name of company	Place of establishment/ operation	Registered capital		Proportion of ownership interest held by the Company	Principal activity

Southern Airlines Freight and Logistics (Guangzhou) Co., Ltd. (“SAFL”) (i)	PRC	RMB	1,818,181,820	55%	Logistics operations

Shenyang Northern Aircraft Maintenance Co., Ltd. (i)	PRC	RMB	31,520,545	100%	Aircraft repair and maintenance services

Guangdong Southern Airline Pearl Aviation Services Company Limited (i)	PRC	RMB	5,000,000	100%	Hotel management services

Southern Airlines Nansha Finance Leasing (Guangzhou) Co., Ltd. (i)	PRC	RMB	2,000,000,000	100%	Leasing services

(i)	These subsidiaries are PRC limited liability companies.

(ii)	This subsidiary is a sino-foreign equity joint venture company established in the PRC.

(iii)	Material non-controlling interests

As at 31 December 2021, the balance of total non-controlling interests is RMB16,657 million (31 December 2020: RMB15,547 million), of which RMB9,103 million (31 December 2020: RMB8,809 million) is for Xiamen Airlines and RMB4,814 million (31 December 2020: RMB2,892 million) is for SAFL. The rest of non-controlling interests are not individually material.

23	Subsidiaries (continued)

(iii)	Material non-controlling interests (continued)

•	Set out below are the summarised financial information for Xiamen Airlines.

	2021	2020
	RMB million	RMB million
Non-controlling interests percentage	45%	45%

Current assets	3,137	2,292
Non-current assets	48,775	50,975
Current liabilities	(18,601)	(16,033)
Non-current liabilities	(13,781)	(18,431)
Net assets	19,530	18,803
Carrying amount of non-controlling interests	9,103	8,809

Revenue	21,037	20,675
Loss for the year	(938)	(181)
Total comprehensive income	(1,071)	(304)
Loss allocated to non-controlling interests	(455)	(109)
Dividend paid to non-controlling interests	—	31

Net cash generated from operating activities	4,291	4,268
Net cash used in investing activities	(1,099)	(1,430)
Net cash used in financing activities	(2,529)	(3,201)

23	Subsidiaries (continued)

(iii)	Material non-controlling interests (continued)

•	Set out below are the summarised financial information for SAFL.

	2021	2020
	RMB million	RMB million
		(Note)
Non-controlling interests percentage	45%	45%

Current assets	12,124	8,479
Non-current assets	2,046	732
Current liabilities	(3,505)	(2,708)
Non-current liabilities	(91)	(112)
Net assets	10,574	6,391
Carrying amount of non-controlling interests	4,814	2,892

Revenue	19,659	15,397
Profit for the year	5,693	4,013
Total comprehensive income	5,693	4,013
Profit allocated to non-controlling interests	2,572	16
Dividend paid to non-controlling interests	650	2

Net cash generated from operating activities	6,872	5,241
Net cash used in investing activities	(3,390)	(1,468)
Net cash (used)/generated from financing activities	(2,486)	1,122

Note:

On 24 December 2020, certain third parties made capital injections into SAFL, causing a decrease of the Company’s equity interests in SAFL from 100% to 55%. Changes in the Company’s equity interests do not result in a loss of control of SAFL.

24	Interest in associates

	2021	2020
	RMB million	RMB million
Share of net assets	2,637	2,449

All the Group’s associates are unlisted without quoted market price. The particulars of the Group’s principal associates as at 31 December 2021 are as follows:

			Proportion of ownership interest held by
	Place of establishment/ operation	Group’s effective interest	The Company	Subsidiaries	Proportion of voting rights held by the Group	Principal activity
Southern Airlines Group Finance Co., Ltd. (“SA Finance”)	PRC	48.59%	41.81%	6.78%	48.59%	Provision of airlines financial services

Sichuan Airlines Co., Ltd. (“Sichuan Airlines”)	PRC	39%	39%	—	39%	Airline transportation

Southern Airlines Culture and Media Co., Ltd. (“SACM”)	PRC	40%	40%	—	40%	Advertising services

Shenyang Konggang Logistic Co., Ltd. (“Shenyang Konggang”)	PRC	45%	45%	—	45%	Ground services

Beijing Xingming Lake Jinyan Hotel Co., Ltd.	PRC	49%	—	49%	49%	Catering and accommodation services

Shangzhou Aviation Logistics Co., Ltd.	PRC	37.90%	—	37.90%	37.90%	Airline transportation

Beijing Airport Inflight Kitchen Co., Ltd.	PRC	30%	30%	—	30%	Air catering services

Xinjiang Civil Aviation Property Management Limited	PRC	42.80%	42.80%	—	42.80%	Property management

There is no associate that is individually material to the Group.

24	Interest in associates (continued)

The Group has interest in a number of individually immaterial associates that are accounted for using the equity method. The aggregate financial information of these associates is summarised as following:

	2021 RMB million	2020 RMB million
Aggregate carrying amount of individually immaterial associates	2,637	2,449
Aggregate amounts of the Group’s share of:
Profit/(loss) from continuing operations	9	(776)
Other comprehensive income	1	(5)

Total comprehensive income	10	(781)

25	Interest in joint ventures

	2021 RMB million	2020 RMB million
Share of net assets	3,341	3,225

All the Group’s joint ventures are unlisted without quoted market price. The particulars of the Group’s principal joint ventures as at 31 December 2021 are as follows:

			Proportion of ownership interest held by
	Place of establishment/ operation	Group’s effective interest	The Company	Subsidiaries	Proportion of voting rights held by the Group	Principal activity
Guangzhou Aircraft Maintenance Engineering Co., Ltd. (“GAMECO”)	PRC	50%	50%	—	50%	Aircraft repair and maintenance services

MTU Maintenance Zhuhai Co., Ltd. (“MTU”)	PRC	50%	50%	—	50%	Aircraft repair and maintenance services

There is no joint venture that is individually material to the Group.

25	Interest in joint ventures (continued)

The Group has interest in a number of individually immaterial joint ventures that are accounted for using the equity method. The aggregate financial information of these joint ventures is summarised as follows:

	2021 RMB million	2020 RMB million
Aggregate carrying amount of individually immaterial joint ventures	3,341	3,225
Aggregate amounts of the Group’s share of:
Profit from continuing operations and total comprehensive income	271	309

26	Financial assets

	Note	2021 RMB million	2020 RMB million
Other equity instrument investments (FVOCI)	(i)
– Non-listed shares		40	100
– Non-tradable shares		523	699

		563	799

Other non-current financial assets (FVPL) (Note 28)	(i)
– Listed shares		68	64
– Non-listed shares		27	28
Other non-current financial assets (amortised cost)	(ii)
– Long-term receivables		494	—

		589	92

Notes:

(i)	Dividend income generated from the investments amounted to RMB4 million for the year of 2021 in total (2020: RMB23 million).
(ii)

During the year, the Group derecognised certain aircraft under finance lease agreements as a lessor and recognised long-term receivables. As at 31 December 2021, long-term receivables (including the portion due within one year) was RMB783 million (Note 19(c)), among which RMB183 million was recorded in the amounts due from related parties (Note 42(a)).

27	Derivative financial liabilities

	Note	2021 RMB million	2020 RMB million
Current liabilities:
Forward foreign exchange and foreign exchange options contracts	(i)	—	56
Derivative component of convertible bonds	(iii)	1,222	3,092

		1,222	3,148

Non-current liabilities:
Interest rate swaps	(ii)
– Measured at FVOCI		—	42
– Measured at FVPL		20	11

		20	53

Notes:

(i)

The Group entered into forward foreign exchange and foreign exchange options contracts to mitigate its forward currency risk, and all the forward foreign exchange and foreign exchange options contracts have been settled in 2021. As at 31 December 2020, the fair value of the forward foreign exchange and foreign exchange options contracts amounted to RMB56 million was recognised in liabilities, with notional principal amounted to USD400 million.

(ii)

In 2015, the Group entered into interest rate swaps to mitigate its cash flow interest rate risk. The interest rate swaps allow the Group to pay at fixed rate from 1.64% to 1.72% per annum to receive LIBOR. The notional principal of the outstanding interest rate swap contracts as at 31 December 2021 amounted to USD190 million (31 December 2020: USD258 million).

(iii)

In October 2020, the Group issued a total of 160,000,000 A share convertible bonds with par value of RMB100 each at par. The convertible bonds have a term of six years from the date of the issuance and the convertible bonds bear interest at the annual rate of 0.2% in the first year, 0.4% in the second year, 0.6% in the third year, 0.8% in the fourth year, 1.5% in the fifth year and 2.0% in the sixth year. Interest is paid once a year. Conversion rights are exercisable from 21 April 2021 to 14 October 2026 at an initial conversion price of RMB6.24 per share, subject to clauses of adjustment and downward revision of conversion price, redemption and sell-back. Convertible bonds, which conversion rights have not been exercised in five transaction days after maturity, will be redeemed at 106.5% of par value (including the interest for the sixth year).

Any excess of proceeds over the fair value amount initially recognised as the derivative component is recognised as the host liability component. Transaction costs related to the issuance of the convertible bonds are allocated to the host liability and are recognised initially as part of the liability. The derivative component is subsequently remeasured at fair value while the host liability component is subsequently carried at amortised cost using the effective interest method (Note 36(a)).

For the year ended 31 December 2021, 101,034,070 convertible bonds were converted to A shares at the conversion price of RMB6.24 per share, RMB1,619 million was credited to share capital. As at 31 December 2021, the carrying amount of liability component of the remaining 58,965,930 A share convertible bonds was RMB4,992 million (31 December 2020: 160,000,000 A share convertible bonds with a carrying amount of RMB12,833 million) (Note 36(a)), and the fair value of the derivative component of remaining 58,965,930 A share convertible bonds was RMB1,222 million (31 December 2020: 160,000,000 A share convertible bonds with fair value of RMB3,092 million). For the year ended 31 December 2021, the loss on the changes in fair value of the derivative component amounted to RMB269 million was recognised (31 December 2020: gain on the changes in fair value amounted to RMB201 million) (Note 28).

28	Changes in fair value of financial assets/liabilities

	2021	2020
	RMB million	RMB million
Other non-current financial assets (FVPL) (Note 26)	3	(14)
Interest rate swaps measured at FVPL	17	(11)
Forward foreign exchange and foreign exchange options contracts	(60)	(107)
Derivative component of convertible bonds (Note 27(iii))	(269)	201
Cross currency swaps	—	(16)

	(309)	53

29	Deferred tax assets/(liabilities)

(a)	Movements of net deferred tax assets are as follows:

	At 31 December 2020 RMB million	(Charged)/ credited to consolidated income statement RMB million	(Charged)/ credited to other comprehensive income RMB million	At 31 December 2021 RMB million
For the year ended 31 December 2021
Deferred tax assets:
Net effect on right-of-use assets	1,307	268	—	1,575
Accrued expenses	1,456	86	—	1,542
Provision for major overhauls	361	122	—	483
Contract liabilities/other non-current liabilities	57	(1)	—	56
Provision for impairment losses	1,118	375	—	1,493
Provision for tax losses	4,288	3,805	—	8,093
Change in fair value of derivative financial liabilities	10	22	(10)	22
Change in fair value of other equity instrument investments	—	—	15	15
Depreciation allowances under tax in excess of the related depreciation under accounting	—	74	—	74
Others	130	12	—	142

	8,727	4,763	5	13,495

Deferred tax liabilities:
Accrued expenses	(144)	138	—	(6)
Depreciation allowances under tax in excess of the related depreciation under accounting	(669)	150	—	(519)
Change in fair value of other equity instrument investments	(166)	—	45	(121)
Change in fair value of other non-current financial assets	(16)	(1)	—	(17)
Change in fair value of derivative financial liabilities	(34)	34	—	—
Fair value re-measurement of identifiable assets in business combination	(27)	2	—	(25)
Others	(12)	2	—	(10)

	(1,068)	325	45	(698)

Net deferred tax assets	7,659	5,088	50	12,797

29	Deferred tax assets/(liabilities) (continued)

(a)	Movements of net deferred tax assets are as follows: (continued)

	At 31 December 2019	(Charged)/credited to consolidated income statement	Credited to other comprehensive income	At 31 December 2020
	RMB million	RMB million	RMB million	RMB million
For the year ended 31 December 2020
Deferred tax assets:
Net effect on right-of-use assets	1,823	(516)	—	1,307
Accrued expenses	1,114	342	—	1,456
Provision for major overhauls	262	99	—	361
Contract liabilities/other non-current liabilities	68	(11)	—	57
Provision for impairment losses	81	1,037	—	1,118
Provision for tax losses	7	4,281	—	4,288
Change in fair value of derivative financial liabilities	—	—	10	10
Others	114	16	—	130

	3,469	5,248	10	8,727

Deferred tax liabilities:
Accrued expenses	(191)	47	—	(144)
Depreciation allowances under tax in excess of the related depreciation under accounting	(478)	(191)	—	(669)
Change in fair value of derivative financial assets	(1)	—	1	—
Change in fair value of other equity instrument investments	(229)	—	63	(166)
Change in fair value of other non-current financial assets	(20)	4	—	(16)
Change in fair value of derivative financial liabilities	(54)	20	—	(34)
Fair value re-measurement of identifiable assets in business combination	(29)	2	—	(27)
Others	(14)	2	—	(12)

	(1,016)	(116)	64	(1,068)

Net deferred tax assets	2,453	5,132	74	7,659

Deferred tax assets arise from deductible temporary differences and unused tax losses are recognised to the extent that it is probable that future taxable profits will be available against which the related tax benefit can be utilised. The Group’s tax losses in the PRC are available for carrying forward to set off future assessable income for a maximum period of five or eight years (According to the Notice of the Ministry of Finance on the Taxation Policy for supporting the prevention of pandemic of Covid-19 (No. 8, 2020), the carry over period for tax losses of enterprises in certain difficult industries suffering from the epidemic in 2020 will be extended from 5 years to 8 years). Therefore, the Group’s tax losses occurred in 2020 can be carried forward for 5-8 years, and the Group’s tax losses occurred in other years can be carried forward for 5 years.

29	Deferred tax assets/(liabilities) (continued)

(b)	Reconciliation to the consolidated statement of financial position:

	2021	2020
	RMB million	RMB million
Net deferred tax asset recognised in the statement of financial position	12,823	7,739
Net deferred tax liability recognised in the statement of financial position	(26)	(80)

	12,797	7,659

(c)	Deferred tax assets not recognised

The Group’s unused tax losses of RMB3,020 million (2020: RMB1,058 million) have not been recognised as deferred tax assets, as it was determined by management that it is not probable that future taxable profits against which the losses can be utilised will be available before they expire. The expiry dates of unrecognised unused tax losses are analysed as follows:

	2021	2020
	RMB million	RMB million
Expiring in:
2021	—	92
2022	82	82
2023	109	110
2024	336	337
2026	1,515	—
2028	978	437

	3,020	1,058

As at 31 December 2021, the Group’s other deductible temporary differences amounting to RMB1,094 million (31 December 2020: RMB819million) have not been recognised as deferred tax assets as it was determined by management that it is not probable that future taxable profits will be available for these deductible temporary differences to reverse in the foreseeable future.

30	Other assets

	Software	Leasehold improvements	Others	Total
	RMB million	RMB million	RMB million	RMB million

			(Note)
At 1 January 2020	482	251	1,246	1,979
Additions	70	46	804	920
Transferred from construction in progress	277	79	—	356
Amortisation for the year	(221)	(92)	(65)	(378)

At 31 December 2020	608	284	1,985	2,877

At 1 January 2021	608	284	1,985	2,877
Additions	83	43	253	379
Transferred from construction in progress	474	28	—	502
Disposal	—	(7)	(4)	(11)
Amortisation for the year	(330)	(105)	(83)	(518)
Provision for impairment losses	—	(18)	—	(18)

At 31 December 2021	835	225	2,151	3,211

Note:	As at 31 December 2021, the amounts include prepayments of RMB1,302 million made to related parties for acquisition of long-term assets (31 December 2020: RMB1,222 million) (note 42(b)&50(c)).

31	Inventories

	2021	2020
	RMB million	RMB million
Consumable spare parts and maintenance materials	1,559	1,613
Other supplies	173	219

	1,732	1,832
Less: provision	(80)	(72)

	1,652	1,760

Provision for inventories is shown as below:

	2021	2020
	RMB million	RMB million
At 1 January	72	54
Provision for inventories	17	56
Written off upon disposal	(9)	(38)

At 31 December	80	72

32	Trade receivables

	2021	2020
	RMB million	RMB million
Trade receivables	2,897	2,568
Less: loss allowance	(39)	(43)

	2,858	2,525

(a)	Ageing analysis

Credit terms granted by the Group to sales agents and other customers generally range from one to three months. Ageing analysis of trade receivables based on transaction date is set out below:

	2021	2020
	RMB million	RMB million
Within 1 month	2,337	1,972
More than 1 month but less than 3 months	273	307
More than 3 months but less than 12 months	236	231
More than 1 year	51	58

	2,897	2,568
Less: loss allowance	(39)	(43)

	2,858	2,525

All of the trade receivables are expected to be recovered within one year.

(b)	Trade receivables by currencies

The carrying amounts of the Group’s trade receivables are denominated in the following currencies:

	2021	2020
	RMB million	RMB million
RMB	2,631	2,446
USD	195	48
EURO	16	13
HKD	11	9
AUD	9	7
BDT	7	9
Others	28	36

	2,897	2,568

33	Other receivables

		2021	2020
	Note	RMB million	RMB million
VAT recoverable		7,854	6,072
Government grants receivables	(i)	474	523
Rebate receivables on aircraft acquisitions		302	497
Other deposits		155	170
Others	(ii)	972	1,244

		9,757	8,506
Less: loss allowance	(iii)	(158)	(159)

		9,599	8,347

Notes:

(i)	Government grants receivables are recognised as there is reasonable assurance that they will be received and the Group has complied with the conditions attaching to them.
(ii)

The amounts include term deposits of RMB227 million (31 December 2020: RMB287 million), which have a maturity over 3 months at acquisition. The weighted average annualised interest rate of term deposits as at 31 December 2021 was 1.95% (31 December 2020: 2.07%).

(iii)

The Group lost control of China Southern West Australian Flying College Pty Ltd.(“Flying College”) in December 2020. As at 31 December 2021 and 2020, prepayment of training expenses made to Flying College amounting to RMB148 million was fully impaired.

34	Cash and cash equivalents

(a)	Cash and cash equivalents comprise:

	2021 RMB million	2020 RMB million
Deposits in banks and other financial institutions	1	5
Cash at bank and other financial institutions and on hand	21,455	25,414

Cash and cash equivalents in the consolidated statement of financial position	21,456	25,419

The carrying amounts of the Group’s cash and cash equivalents are denominated in the following currencies:

	2021	2020
	RMB million	RMB million
RMB	20,457	24,947
USD	782	272
EURO	88	64
AUD	20	15
JPY	12	21
HKD	31	15
Others	66	85

	21,456	25,419

34	Cash and cash equivalents (continued)

(b)	Reconciliation of loss before income tax to cash generated from operating activities

		2021	2020
	Note	RMB million	RMB million
Loss before income tax		(13,910)	(15,195)
Adjustments for:
Depreciation and amortisation	12	24,241	24,590
Impairment losses on property, plant, equipment	19	994	3,279
Impairment losses on right-of-use assets	21	1,585	682
Impairment losses on other assets	30	18	—
Credit losses	11	(1)	164
Share of associates’ results	24	(9)	776
Share of joint ventures’ results	25	(271)	(309)
Gain on disposal of property, plant and equipment and construction in progress	14	(363)	(57)
Changes in fair value of financial assets/liabilities	28	309	(53)
Interest income		(675)	(322)
Interest expense	15	6,202	6,716
Dividends income from other non-current financial assets	26	(4)	(23)
Exchange gain, net		(1,524)	(3,170)
Loss on disposal of a subsidiary		—	8
Changes in working capital:
Decrease in inventories	31	108	133
Decrease in contract liabilities and other non-current liabilities		(85)	(134)
Decrease in sales in advance of carriage		(281)	(6,306)
Decrease in deferred benefits and gains	46	(44)	(64)
(Increase)/decrease in operating receivables		(1,593)	1,408
Increase/(decrease) in operating payables		580	(1,396)

Cash generated from operating activities		15,277	10,727

34	Cash and cash equivalents (continued)

(c)	Reconciliation of liabilities arising from financing activities

	Bank loans and other borrowings	Lease liabilities	Interest rate swaps	Derivative component of convertible bonds	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
	(Note 36)	(Note 37)	(Note 27)	(Note 27)	(Note 27)
At 1 January 2021	78,233	121,213	53	3,092	202,591

Changes from financing cash flows:

Proceeds from bank borrowings	76,910	—	—	—	76,910
Proceeds from corporate bonds	9,000	—	—	—	9,000
Proceeds from ultra-short-term financing bills	82,500	—	—	—	82,500
Repayment of bank borrowings	(70,437)	—	—	—	(70,437)
Repayment of ultra-short-term financing bills	(68,900)	—	—	—	(68,900)
Repayment of corporate bonds	(3,749)	—	—	—	(3,749)
Capital element of lease rentals paid (Note 34(d))	—	(21,613)	—	—	(21,613)

Total changes from financing cash flows	25,324	(21,613)	—	—	3,711

Exchange adjustments	—	(1,474)	—	—	(1,474)

Changes in fair value	—	—	(33)	269	236

Other changes:
Increase in lease liabilities from entering into new leases during the year (Note 52)	—	4,623	—	—	4,623
Conversion of convertible bonds to ordinary shares (Note 52)	(8,317)	—	—	(2,139)	(10,456)
Amortisation amount of convertible bonds	456	—	—	—	456
Accrued interest expense	571	—	—	—	571

Total other changes	(7,290)	4,623	—	(2,139)	(4,806)

At 31 December 2021	96,267	102,749	20	1,222	200,258

34	Cash and cash equivalents (continued)

(c)	Reconciliation of liabilities arising from financing activities (continued)

	Bank loans and other borrowings	Lease liabilities	Interest rate swaps	Cross currency swaps	Derivative component of convertible bonds	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
	(Note 36)	(Note 37)	(Note 27)		(Note 27)
At 1 January 2020	51,180	134,074	(3)	(187)	—	185,064

Changes from financing cash flows:

Proceeds from bank borrowings	71,841	—	—	—	—	71,841
Proceeds from ultra-short-term financing bills	48,300	—	—	—	—	48,300
Proceeds from corporate bonds	25,000	—	—	—	—	25,000
Repayment of bank borrowings	(52,601)	—	—	—	—	(52,601)
Repayment of ultra-short-term financing bills	(59,800)	—	—	—	—	(59,800)
Repayment of corporate bonds	(2,655)	—	—	—	—	(2,655)
Capital element of lease rentals paid (Note 34(d))	—	(20,670)	—	—	—	(20,670)

Total changes from financing cash flows	30,085	(20,670)	—	—	—	9,415

Exchange adjustments	142	(3,526)	—	171	—	(3,213)

Changes in fair value	—	—	56	16	(201)	(129)

Other changes:
Increase in lease liabilities from entering into new leases during the year (Note 52)	—	11,335	—	—	—	11,335
Amount initially recognised as the derivative component of convertible bonds	(3,293)	—	—	—	3,293	—
Amortisation amount of convertible bonds	119	—	—	—	—	119

Total other changes	(3,174)	11,335	—	—	3,293	11,454

At 31 December 2020	78,233	121,213	53	—	3,092	202,591

34	Cash and cash equivalents (continued)

(d)	Total cash outflow for leases

Amounts included in the cash flow statement for leases comprise the following:

	2021	2020
	RMB million	RMB million
Within operating cash flows	(5,794)	(6,528)
Within investing cash flows	(343)	(45)
Within financing cash flows	(21,613)	(20,670)

	(27,750)	(27,243)

These amounts relate to the following:

	2021	2020
	RMB million	RMB million
Lease rentals paid	(27,407)	(27,198)
Acquisition of land use rights	(343)	(45)

	(27,750)	(27,243)

35	Assets held for sale

	2021	2020
	RMB million	RMB million
Aircraft and other flight equipment	1,292	—

As at 31 December 2021, assets held for sale represents certain aircraft and other flight equipment to be delivered. The carrying amount of the assets held for sale is RMB1,292 million, including RMB1,008 million of aircraft and other flight equipment (Note 19), and RMB284 million of lease aircraft (Note 21). As at 31 December 2021, the transaction price with third party is higher than the carrying amount of the assets, and the sale is expected to be completed in 2022.

36	Borrowings

(a)	Borrowings are analysed as follows:

	2021	2020
	RMB million	RMB million
Non-current
Long-term borrowings	15,389	8,811
Corporate bonds (Note (ii))	1,000	7,500
Convertible bonds (Note 27(iii))	4,984	12,833
Medium-term notes (Note (iii))	16,981	8,990

	38,354	38,134

Current
Current portion of long-term borrowings	169	67
Short-term borrowings	25,116	25,286
Ultra-short-term financing bills	24,710	10,999
Current portion of corporate bonds and medium-term notes (Notes (ii)&(iii))	7,910	3,747
Current portion of convertible bonds (Note 27(iii))	8	—

	57,913	40,099

Total borrowings	96,267	78,233

The borrowings are repayable:
Within one year	57,913	40,099
In the second year	18,611	7,662
In the third to fifth year	16,747	14,394
After the fifth year	2,996	16,078

Total borrowings	96,267	78,233

36	Borrowings (continued)

(a)	Borrowings are analysed as follows: (continued)

Notes:

(i)	As at 31 December 2021, the Group did not have any secured bank borrowings (31 December 2020: Nil).
(ii)

The Company issued corporate bonds with aggregate nominal value of RMB5,000 million on 25 May 2016 at a bond rate of 3.12% per annum. The corporate bonds mature in five years. The Company will be entitled at its option to adjust its bond rate and the investors will be entitled to request the Company to redeem all or a portion of the bonds after three years of the issue date. The bonds with nominal value of RMB4,851 million were redeemed by the Company in 2019 at the request of investors, and the remaining bonds of RMB149 million were redeemed by the Company in 2021 upon maturity.

The Company issued corporate bonds with aggregate nominal value of RMB2,000 million on 26 November 2018 at a bond rate of 3.92% per annum with a term of 3 years. The bonds were redeemed by the Company in 2021 upon maturity.

The Company issued corporate bonds with aggregate nominal value of RMB3,000 million on 21 February 2019 at a bond rate of 3.45% per annum with a term of 3 years. As at 31 December 2021, the corporate bonds will mature within 1 year.

The Company issued corporate bonds with aggregate nominal value of RMB2,000 million on 16 May 2019 at a bond rate of 3.72% per annum with a term of 3 years. As at 31 December 2021, the corporate bonds will mature within 1 year.

Xiamen Airlines, a subsidiary of the Group, issued corporate bonds with aggregate nominal value of RMB1,500 million on 20 November 2019 at a bond rate of 3.58% per annum with a term of 3 years. As at 31 December 2021, the corporate bonds will mature within 1 year.

Xiamen Airlines issued corporate bonds with aggregate nominal value of RMB1,000 million on 16 March 2020 at a bond rate of 2.95% per annum with a term of 3 years. As at 31 December 2021, the corporate bonds will mature over 1 year.

(iii)

The Company issued medium-term notes with aggregate nominal value of RMB1,000 million in 2019 at an annual interest rate of 3.20% with a term of 3 years. As at 31 December 2021, the medium-term notes will mature within 1 year.

The Company issued medium-term notes with aggregate nominal value of RMB8,000 million in 2020 at annual interest rates ranging from 2.44% to 3.28% with terms of 3 to 5 years. As at 31 December 2021, the medium-term notes will mature over 1 year.

The Company issued medium-term notes with aggregate nominal value of RMB9,000 million in 2021 at annual interest rates ranging from 2.90% to 3.20% with terms of 3 years. As at 31 December 2021, the medium-term notes will mature over 1 year.

(b)	As at 31 December 2021, the Group’s weighted average interest rates on short-term borrowings were 2.20% per annum (31 December 2020: 2.23% per annum).

36	Borrowings (continued)

(c)	Details of borrowings with original maturity over one year are as follows:

	2021	2020
	RMB million	RMB million
Renminbi denominated borrowings
Fixed interest rate at 1.20%~4.00% per annum as at 31 December 2021	12,483	8,028
Corporate bond – Fixed interest rate at 2.95%~3.72%	7,666	9,649
Convertible bond – Fixed interest rate (Note27(iii))	4,992	12,833
Medium-term notes – Fixed interest rate at 2.44%~3.28%	18,225	10,588
Floating interest rates at 74%~92% of benchmark interest rate (stipulated by PBOC) as at 31 December 2021	3,075	850

	46,441	41,948
Less: borrowings due within one year classified as current liabilities	(8,087)	(3,814)

	38,354	38,134

(d)	The carrying amounts of the borrowings are denominated in the following currencies:

	2021	2020
	RMB million	RMB million
Renminbi	96,267	78,233

(e)	The balance of long-term borrowings as at 31 December 2021 included entrusted loans from CSAH via SA Finance to the Group amounted to RMB1,001 million (31 December 2020: Nil) (Note 50(d)(ii)).

(f)

Certain of the Group’s banking facilities are subject to the fulfilment of covenants relating to certain of the Group’s consolidated statement of financial position ratios, as are commonly found in lending arrangements with financial institutions. If the Group were to breach the covenants, the drawn down facilities would become payable on demand. The Group regularly monitors its compliance with these covenants. Further details of the Group’s management of liquidity risk are set out in Note 4(a). As at 31 December 2021 and 2020, none of the covenants relating to drawn down facilities had been breached.

37	Lease liabilities

At 31 December 2021, the leases liabilities were payable as follows:

	2021	2020
	RMB million	RMB million
Within 1 year	20,805	20,930
After 1 year but within 2 years	19,229	20,045
After 2 years but within 5 years	38,950	47,164
After 5 years	23,765	33,074

	102,749	121,213

		Obligations by denominated currencies
For the year ended 31 December 2021	Effective interest rate	USD	Japanese Yen	Renminbi	Euro	Other currencies	Total
		RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Fixed interest rates	1.78%~4.90%	38,254	9	12,780	8	19	51,070
Floating interest rates	0.42%~5.22%	5,524	514	43,091	2,550	—	51,679

		43,778	523	55,871	2,558	19	102,749

		Obligations by denominated currencies
For the year ended 31 December 2020	Effective interest rate	USD	Japanese Yen	Renminbi	Euro	Other currencies	Total
		RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Fixed interest rates	1.75%~5.03%	43,519	6	10,268	14	16	53,823
Floating interest rates	0%~5.22%	9,343	1,019	53,659	3,243	126	67,390

		52,862	1,025	63,927	3,257	142	121,213

The Group has significant lease liabilities which are denominated in USD as at 31 December 2021. The net exchange gain of RMB1,575 million for the year ended 31 December 2021 (2020: net exchange gain of RMB3,485 million) was mainly attributable to the translation of balances of lease liabilities which are denominated in USD.

38	Trade payables

Ageing analysis of trade payables based on transaction date is set out below:

	2021	2020
	RMB million	RMB million
Within 1 month	403	431
More than 1 month but less than 3 months	221	473
More than 3 months but less than 6 months	221	313
More than 6 months but less than 1 year	268	329
More than 1 year	215	236

	1,328	1,782

The carrying amounts of the Group’s trade payables are denominated in the following currencies:

	2021	2020
	RMB million	RMB million
Renminbi	891	1,587
USD	431	165
Others	6	30

	1,328	1,782

39	Contract liabilities

	2021	2020
	RMB million	RMB million
Unredeemed credits under the frequent flyer award programmes (Note)	1,459	1,451
Others	83	62

	1,542	1,513

Note:

As at 31 December 2021, unredeemed credits under the frequent flyer award programmes represent the aggregated amounts of the transaction price allocated to the remaining performance obligation, which is expected to be recognised as revenue in the future when the customers obtain control of the goods or services. Movement of unredeemed credits under the frequent flyer award programmes is set out below:

39	Contract liabilities (continued)

	2021	2020
	RMB million	RMB million
Balance at 1 January	3,196	3,331
– Current	1,451	1,568
– Non-current	1,745	1,763

Addition as a result of increase of the unredeemed credits under the frequent flyer award programmes	1,628	1,270
Reduction as a result of revenue recognised during the year	(1,763)	(1,405)
– Recognised as revenue from opening balance of contract liabilities	(1,344)	(1,192)
– Recognised as revenue from current year addition of contract liabilities	(419)	(213)

Balance at 31 December	3,061	3,196

Representing:
– Current	1,459	1,451
– Non-current (Note 41)	1,602	1,745

40	Sales in advance of carriage

As at 31 December 2021, the amount of sales in advance of carriage represents revenue expected to be recognised in the future when the customers obtain control of and accept the passenger transportation services to be provided by the Group. During the year, RMB2,528 million (2020: RMB6,564 million) which was included in the opening balance of the sales in advance of carriage was recognised as revenue, and RMB1,267 million was refunded to the customers when it’s applicable to the Covid-19 refund policy.

41	Other non-current liabilities

		2021	2020
	Note	RMB million	RMB million
Unredeemed credits under the frequent flyer award programmes	39	1,602	1,745
Long-term payables (Note)		193	291
Others		29	—

		1,824	2,036

Note:

In 2020, the Group disposed certain aircraft through sale and leaseback agreement, and the long-term payables were additional financing provided by buyer-lessor to the Group in aircraft sale and leaseback transactions. As at 31 December 2021, long-term payables of RMB193 million (31 December 2020: RMB291 million) were additional financing provided by buyer-lessor to the Group in aircraft sale and leaseback transactions, and the current portion of long-term payables of RMB98 million (31 December 2020: RMB94 million) was recorded in other liabilities.

42	Balances with related companies

(a)	Amounts due from related companies

			2021	2020
	Note		RMB million	RMB million
Current
CSAH and its affiliates			14	10
Associates			72	57
Joint ventures			28	18
Other related company			1	—

	50	(c)	115	85

Non-current
Associates	50	(c)	151	—

The amounts due from associates include long-term receivables of RMB183 million (including the portion due within one year) relating to a finance lease arrangement (Note(26)(ii)). Other than that, the remaining amounts due from related companies are unsecured, interest free and have no fixed terms of repayment. They are expected to be recovered within one year.

(b)	Prepayments to related companies for acquisition of long-term assets

		2021	2020
	Note	RMB million	RMB million
Non-current
CSAH and its affiliates		719	639
Associates		495	495
Joint ventures		88	88

	30&50(c)	1,302	1,222

(c)	Amounts due to related companies

		2021	2020
	Note	RMB million	RMB million
Current
CSAH and its affiliates		174	225
Associates		14	13
Joint ventures		175	119

	50(c)	363	357

The amounts due to related companies are unsecured, interest free and have no fixed terms of repayment. They are expected to be settled within one year.

43	Accrued expenses

	2021	2020
	RMB million	RMB million
Repairs and maintenance	5,477	5,268
Salaries and welfare	4,457	4,328
Landing and navigation fees	1,855	2,121
Jet fuel costs	1,524	961
Computer reservation services	457	575
Provision for major overhauls (Note 45)	124	426
Air catering expenses	75	74
Interest expense	—	512
Others	1,510	1,655

	15,479	15,920

44	Other liabilities

	2021	2020
	RMB million	RMB million
Payable for purchase of property, plant and equipment	3,420	3,432
Civil Aviation Development Fund and airport tax payable	714	885
Sales agent deposits	446	485
Other taxes payable	501	328
Deposit received for chartered flights	259	239
Others	2,438	2,104

	7,778	7,473

45	Provision for major overhauls

Details of provision for major overhauls in respect of aircraft held under leases are as follows:

	2021	2020
	RMB million	RMB million
At 1 January	4,642	4,425
Additional provision	714	760
Utilisation	(412)	(543)

At 31 December	4,944	4,642
Less: current portion (Note 43)	(124)	(426)

	4,820	4,216

46	Deferred benefits and gains

	2021	2020
	RMB million	RMB million
Maintenance rebates	485	531
Government grants	233	229
Others	7	9

	725	769

47	Share capital

	2021	2020
	RMB million	RMB million
Registered, issued and paid up capital:

Trade-restricted:
2,453,434,457 A shares of RMB1.00 each owned by CSAH (2020: 2,942,637,115 shares of RMB1.00 each) (Note (iii))	2,453	2,942
0 H shares of RMB1.00 each (2020: 1,209,621,577 shares of RMB1.00 each) (Note (iv))	—	1,210

	2,453	4,152

Tradable:
6,147,463,051 A shares of RMB1.00 each owned by CSAH (2020: 4,039,228,665 shares of RMB1.00 each) (Note (ii) & (iii))	6,147	4,039
4,072,395,671 A shares of RMB1.00 each (2020: 4,072,291,766 shares of RMB1.00 each)	4,073	4,073
4,275,144,849 H shares of RMB1.00 each (Note (iv)) (2020: 3,065,523,272 shares of RMB1.00 each)	4,275	3,065

	14,495	11,177
	16,948	15,329

Notes:

(i)	All the A and H shares rank pari passu in all material respects.
(ii)

For the year ended 31 December 2021, 101,034,070 convertible bonds were converted to A shares at the conversion price of RMB6.24 per share. RMB1,619 million was credited to share capital and RMB8,837 million was credited to share premium respectively.

(iii)

In September 2018, the Company issued 1,578,073,089 A shares (“2018 A shares”) to CSAH and other six entities, and the 2018 A shares issued to CSAH are restricted for trading within 36 months upon completion of the issuance. During the year ended 31 December 2021, the trading restriction on 489,202,658 A shares issued to CSAH was released.

(iv)

In September 2018 and April 2020, the Company issued 600,925,925 H shares (“2018 H shares”) and 608,695,652 H shares (“2020 H shares”) to a fellow subsidiary of CSAH. Considering that the 2018 H shares and the 2020 H shares are not subject to restrictions on sales in nature, the 2018 H shares and the 2020 H shares were reclassified from trade-restricted shares to tradable shares during the year ended 31 December 2021.

48	Reserves

(a)	Dividends

The directors did not propose any final dividend in respect of the years ended 31 December 2021 and 2020.

(b)	Share premium

The share premium represents the difference between the par value of the shares of the Company and consideration for the shares issued.

(c)	Fair value reserve (recycling)

The fair value reserve (recycling) mainly comprises the hedge reserve which comprises the effective portion of the cumulative net change in the fair value of hedging instruments used in cash flow hedges pending subsequent recognition of the hedged cash flow in accordance with the accounting policy adopted for cash flow hedges in Note 2(g) and share of an associate’s cumulative net change in the fair value of debts investments measured at FVOCI.

(d)	Fair value reserve (non-recycling)

The fair value reserve (non-recycling) mainly comprises the Group’s and share of an associate’s cumulative net change in the fair value of equity investments designated at FVOCI under IFRS 9 that are held at the end of the reporting period (see Note 2(f)).

(e)	Other reserves

Other reserves mainly comprise statutory surplus reserve. According to the PRC Company Law and the Articles of Association of the Company and its certain subsidiaries, the Company and the relevant subsidiaries are required to transfer 10% of their annual net profits after taxation, as determined under the PRC accounting rules and regulations, to a statutory surplus reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of dividend to shareholders and when there are retained earnings at the end of the financial year.

Statutory surplus reserve can be used to offset prior years’ losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholding or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

For the year ended 31 December 2021, the Company did not make any appropriation of statutory surplus reserve as the Company recorded a net loss in 2021 (2020: Nil).

49	Commitments

(a)	Capital commitments

Capital commitments outstanding as at 31 December 2021 not provided for in the financial statements were as follows:

	2021	2020
	RMB million	RMB million
Commitments in respect of aircraft and flight equipment
– authorised and contracted for	54,662	56,547

Investment commitments
– authorised and contracted for
– share of capital commitments of a joint venture	185	405
– capital contributions for acquisition of interests in an associate	171	—

– authorised but not contracted for
– share of capital commitments of a joint venture	24	26

	380	431

Commitments for other property, plant and equipment
– authorised and contracted for	3,796	4,970

– authorised but not contracted for	5,785	5,479

	9,581	10,449

	64,623	67,427

As at 31 December 2021, the approximate total future payments, including estimated amounts for price escalation through anticipated delivery dates for aircraft and flight equipment are as follows:

	2021	2020
	RMB million	RMB million
2021	—	28,382
2022	33,165	15,033
2023	15,093	11,910
2024	6,404	1,222

	54,662	56,547

50	Material related party transactions

(a)	Key management personnel remuneration

Remuneration for key management personnel of the Group, including amounts paid to the Company’s directors (excluding independent non-executive directors) as disclosed in Note 59, is as follows:

	2021	2020
	RMB’000	RMB’000
Salaries, wages and welfare	12,353	10,746
Retirement scheme contributions	1,854	1,458

	14,207	12,204

	2021	2020
	RMB’000	RMB’000
Directors and supervisors (Note 59)	1,733	1,590
Senior management	12,474	10,614

	14,207	12,204

Total remuneration is included in “staff costs” (Note 13).

50	Material related party transactions (continued)

(b)	Transactions with CSAH and its affiliates, associates, joint ventures and other related companies of the Group

The Group provided various operational services to CSAH and its affiliates, associates, joint ventures and other related companies of the Group during the normal course of its business. The Group also received operational services provided by these entities.

Details of the significant transactions carried out by the Group are as follows:

		2021	2020
	Note	RMB million	RMB million
Income from CSAH and its affiliates
Rental income*	(i)	7	7
Aviation material sales income	(ii)	4	7
Entrusted management income*	(iii)	39	27
Commission income*	(iv)	18	5
Others*		4	2

Purchase of goods and services from CSAH and its affiliates
Commission expenses*	(v)	39	36
Maintenance material purchase expense and lease charges for maintenance materials	(ii)	106	91
Air catering supplies expenses*	(i)	84	88
Lease charges for land and buildings*	(vi)	407	350
Property management fee*	(vii)	154	129
Others*		8	7

Purchase of goods and services from joint ventures and associates
Repairing charges	(viii)	2,474	1,773
Repairing charges and maintenance material purchase expenses	(ix)	2,124	2,331
Ground service expenses	(x)	13	131
Air catering supplies	(xi)	3	18
Advertising expenses*	(xii)	131	169
Property management fee	(xiii)	17	18
Lease charges for land and buildings	(xiv)	14	—
Commission expenses	(xv)	6	10
Others		50	16

50	Material related party transactions (continued)

(b)	Transactions with CSAH and its affiliates, associates, joint ventures and other related companies of the Group (continued)

		2021	2020
	Note	RMB million	RMB million
Income received from joint ventures and associates
Maintenance material sales and handling income	(xvi)	30	14
Entrustment income for advertising media business*	(xii)	2	2
Repairing income	(xv)	12	12
Air catering supplies income	(xv)	10	8
Pilot training income	(xv)	19	15
Ground service income	(xv)	18	16
Transfer of pilots income	(xv)	24	—
Aircraft leasing income	(xvii)	4	—
Others		15	9

Purchase of goods and services from other related companies
Computer reservation services	(xviii)	465	433

Aircraft related transactions with CSAH and its affiliates
Payment of lease charges on aircraft*	(xix)	5,323	4,670

(i)	Shenzhen Air Catering Co., Ltd. (“SACC”) is an associate of CSAH.

Air catering supplies expenses are payable by the Group in respect of certain in-flight meals and related services with SACC.

In addition, the Group leased certain land and buildings, equipment to SACC under operating lease agreements.

(ii)	China Aviation Supplies Holding Company (“CASC”) is an associate of CSAH.

The Group purchases software service, as well as purchases and leases maintenance materials from CASC, and CASC also purchases maintenance materials from the Group.

50	Material related party transactions (continued)

(b)	Transactions with CSAH and its affiliates, associates, joint ventures and other related companies of the Group (continued)

(iii)	China Northern Airlines Co., Ltd. (“CNAC”) is a wholly-owned subsidiary of CSAH

The Group provides entrusted management service to CSAH and CNAC.

(iv)	China Southern Airlines Insurance Brokerage Co., Ltd. (“SAIB”), is a wholly-owned subsidiary of CSAH. The Group provides certain website resources to SAIB for the sales of air insurance.
(v)

Commission is earned by Shenzhen Baiyun Air Service Co., Ltd., a wholly-owned subsidiary of CSAH, in connection with the air tickets sold by them on behalf of the Group. Commission is calculated based on the rates stipulated by the Civil Aviation Administration of China and International Air Transportation Association.

(vi)	The Group leases certain land and buildings in the PRC from CSAH and its affiliates. The amount represents rental expenses for land and buildings paid or payable to CSAH and its affiliates.
(vii)	China Southern Airlines Group Property Management Co., Ltd., a wholly-owned subsidiary of CSAH, provides property management services to the Group.
(viii)	MTU, a joint venture of the Group, provides comprehensive maintenance services to the Group.
(ix)	GAMECO, a joint venture of the Group, provides comprehensive maintenance services to the Group.

The Group also purchases maintenance material from GAMECO.

(x)	Beijing Aviation Ground Services Co., Ltd. and Shenyang Konggang Logistic Co., Ltd., associates of the Group, provide ground services to the Group.
(xi)	Beijing Airport Inflight Kitchen Co., Ltd. is an associate of the Group and provides air catering related services to the Group.
(xii)	SACM, an associate of the Group, provides advertising services to the Group. The Group provides certain media resources to SACM.

50	Material related party transactions (continued)

(b)	Transactions with CSAH and its affiliates, associates, joint ventures and other related companies of the Group (continued)

(xiii)	Xinjiang Civil Aviation Property Management Ltd., an associate of the Group, provides property management services to the Group.
(xiv)	Beijing Xingming Lake Jinyan Hotel Co., Ltd. an associate of the Group, provides land and buildings lease services to the Group.
(xv)	The Group provides repairing service and air catering supplies service to Sichuan Airlines.

Commission is earned by Sichuan Airlines in connection with the air tickets sold on behalf of the Group.

In addition, the Group provides pilot training service, ground services and transferred pilots to Sichuan Airlines.

(xvi)	The Group imports and sells maintenance materials to GAMECO and MTU, and earns maintenance materials sales and handling income.
(xvii)	The Group provides aircraft lease service to Sichuan Airlines and earns aircraft leasing income.
(xviii)

China Travel Sky Holding Company is a related party of the Group as a key management personnel of the Group was appointed as the non-executive director of China Travel Sky Holding Company. It provides computer reservation services to the Group.

(xix)	China Southern Airlines International Finance Leasing Co., Ltd. (“CSA International”), a joint venture of CSAH, provides aircraft and engines lease services to the Group.
*

These related party transactions also constitute connected transactions or continuing connected transactions as defined in Chapter 14A of the Listing Rules. The disclosures required by Chapter 14A of the Listing Rules are provided in section “CONNECTED TRANSACTION” of the Report of Director.

50	Material related party transactions (continued)

(c)	Balances with CSAH and its affiliates, associates, joint ventures and other related companies of the Group

Details of amounts due from/to CSAH and its affiliates, associates, joint ventures and other related company of the Group:

			2021	2020
	Note		RMB million	RMB million
Current receivables:
CSAH and its affiliates			14	10
Associates			72	57
Joint ventures			28	18
Other related company			1	—

	42	(a)	115	85

			2021	2020
	Note		RMB million	RMB million
Long-term receivables:
Associates			151	—

	42	(a)	151	—

			2021	2020
	Note		RMB million	RMB million
Prepayments of acquisition of long-term assets:
CSAH and its affiliates			719	639
Associates			495	495
Joint ventures			88	88

	30&42	(b)	1,302	1,222

			2021	2020
	Note		RMB million	RMB million
Payables:
CSAH and its affiliates			174	225
Associates			14	13
Joint ventures			175	119

	42	(c)	363	357

50	Material related party transactions (continued)

(c)	Balances with CSAH and its affiliates, associates, joint ventures and other related companies of the Group (continued)

	2021	2020
	RMB million	RMB million
Accrued expenses:
CSAH and its affiliates	27	47
Associates	57	73
Joint ventures	1,277	1,927
Other related companies	612	459

	1,973	2,506

Lease liabilities:
The CSAH and its affiliates	24,084	26,789

Except the lease liabilities, the amounts due from/to CSAH and its affiliates, associates, joint ventures and other related companies of the Group are unsecured, interest-free and have no fixed terms of repayment.

(d)	Loans from and deposits placed with related parties

(i)	Loans from SA Finance*

At 31 December 2021, loans from SA Finance to the Group amounted to RMB3,018 million (31 December 2020: RMB1,686 million).

The unsecured loans are repayable as follows:

	2021	2020
	RMB million	RMB million
Within 1 year	2,978	1,515
After 1 year but within 2 years	40	111
After 2 years but within 5 years	—	60

	3,018	1,686

Interest expense paid on such loans amounted to RMB76 million (2020: RMB27 million) and the interest rates range from 3.00% to 3.30% per annum during the year ended 31 December 2021 (2020: 3.00% to 4.28%).

50	Material related party transactions (continued)

(d)	Loans from and deposits placed with related parties (continued)

(ii)	Entrusted loans from CSAH*

In June 2021, CSAH, SA Finance and the Group entered into an entrusted loan agreement, pursuant to which, CSAH, as the lender, entrusted SA Finance to lend RMB1,000 million to the Group. In May and June 2020, the Group repaid the entrusted loan from CSAH which was obtained in previous year.

As at 31 December 2021, the unsecured entrusted loans of RMB1,001 million (including accrued interest expense of RMB1 million) on repayable after 2 years but within 5 years (31 December 2020: Nil)(Note 36(e)).

Interest expense for the year ended 31 December 2021 on such loan amounted to RMB22 million (2020: RMB89 million) and the interest rate was 3.85% per annum (2020: 3.92% per annum).

(iii)	Convertible bonds subscribed by CSAH*

In October 2020, the Group issued a total of 160,000,000 A share convertible bonds with par value of RMB100 each at par, among which, CSAH subscribed for 101,027,580 of the convertible bonds.

In June 2021, CSAH has converted all of the subscribed convertible bonds to A share ordinary shares. As at 31 December 2021, CSAH does not hold any convertible bonds issued by the Group.

(iv)	Medium-term notes subscribed by SA Finance*

In March 2020, the Group issued a tranche of medium-term notes in the amount of RMB1,000,000,000 with a term of 5 years from the issuance date at an annual interest rate of 3.28%, and SA Finance subscribed for RMB300,000,000 of the medium-term notes. As at 31 December 2021, SA Finance holds RMB300,000,000 of the medium-term notes.

(v)	Deposits placed with SA Finance*

As at 31 December 2021, the Group’s deposits with SA Finance are presented in the table below. The applicable interest rates are determined in accordance with the rates published by the PBOC.

	2021	2020
	RMB million	RMB million
Deposits placed with SA Finance	12,621	9,092

Interest income received on such deposits amounted to RMB159 million during the year ended 31 December 2021 (2020: RMB91 million).

*

These related party transactions also constitute connected transactions or continuing connected transactions as defined in Chapter 14A of the Listing Rules. The disclosures required by Chapter 14A of the Listing Rules are provided in section “CONNECTED TRANSACTION” of the Report of Director.

51	Employee benefits plan

(a)	Retirement benefits

Employees of the Group participate in several defined contribution retirement schemes organised separately by the PRC municipal and provincial governments in regions where the major operations of the Group are located. The Group is required to contribute to these schemes at rates ranging from 14% to 16% (2020: 14% to 16%) of salary costs including certain allowances. A member of the retirement schemes is entitled to pension benefits from the Local Labour and Social Security Bureau upon his/her retirement. The retirement benefit obligations of all retired staff of the Group are assumed by these schemes. The Group, at its sole discretion, had made certain welfare subsidy payments to these retirees.

In 2014, the Company and its major subsidiaries joined a new defined contribution retirement scheme (“Pension Scheme”) that was implemented by CSAH. The annual contribution to the Pension Scheme is based on a fixed specified percentage of prior year’s annual wage. There will be no further obligation beyond the annual contribution according to the Pension Scheme. The total contribution into the Pension Scheme in 2021 was approximately RMB998 million (2020: RMB1,043 million).

For the year ended 31 December 2021, there is no forfeited contribution under the retirement schemes and Pension Scheme which may be used by the Group to reduce the contribution payable in future years.

(b)	Housing benefits

The Group contributes on a monthly basis to housing funds organised by municipal and provincial governments based on certain percentages of the salaries of employees. The Group’s liability in respect of these funds is limited to the contributions payable in each year.

The Group also pays cash housing subsidies on a monthly basis to eligible employees. The monthly cash housing subsidies are charged to income statement.

52	Supplementary information to the consolidated cash flow statement

Non-cash transactions

	2021	2020
	RMB million	RMB million
Lease of aircraft	4,623	11,335
Convertible bonds converted to A shares	10,456	—

53	Contingent liabilities

(a)

The Group leased certain properties and buildings from CSAH which were located in Guangzhou, Wuhan, Haikou, etc. Although such properties and buildings were used by CSAH before being leased to the Group, as known to the Group, such properties and buildings lack adequate documentation evidencing CSAH’s rights thereto. Pursuant to the indemnification agreement dated 22 May 1997 entered into between the Group and CSAH, CSAH has agreed to indemnify the Group against any loss or damage arising from any challenge of the Group’s right to use the aforementioned properties and buildings.

(b)

The Group entered into certain agreements with CSAH in prior years to acquire certain land use right and buildings from CSAH. The change of business registration of such land use right and buildings are still in progress. CSAH issued letters of commitment to the Company, committing to indemnify the Group against any claims from third parties to the Group, or any loss or damage in the Group’s operation activities due to lack adequate documentation of the certain properties and buildings, without recourse to the Group.

(c)

The Company and its subsidiary, Xiamen Airlines, entered into agreements with certain pilot trainees and certain banks to provide guarantees on personal bank loans amounting to RMB696 million (31 December 2020: RMB696 million) that can be drawn by the pilot trainees to finance their respective flight training expenses. As at 31 December 2021, total personal bank loans of RMB181 million (31 December 2020: RMB221 million), under these guarantees, were drawn down from the banks. During the year, RMB2 million has been made by the Group due to the default of payments of certain pilot trainees (2020: Nil).

54	Immediate and ultimate controlling party

As at 31 December 2021, the Directors of the Company consider the immediate parent and ultimate controlling party of the Group to be CSAH, a state-owned enterprise established in the PRC.

55	Non-adjusting events after the financial year end

On 29 October 2021, the Company entered into the Conditional Subscription Agreement in relation to the Subscription of the A Shares under the Non-public Issue of A Shares of the Company with CSAH, pursuant to which the Company proposed to issue 803,571,428 new A Shares to CSAH (“the A Share Issuance”). The total funds to be raised from the A Share Issuance will be not more than RMB4,500 million (including RMB4,500 million). The consideration shall be made by CSAH in full by cash. On 29 October 2021, the Company entered into the Conditional Subscription Agreement in relation to the Subscription of the H Shares under the Non-public Issue of H Shares of the Company with Nan Lung Holding Limited (“Nan Lung”), pursuant to which the Company proposed to issue not more than 855,028,969 new H shares (including 855,028,969 H shares) to Nan Lung (“the H Share Issuance”). The total funds to be raised from the H Share Issuance will be not more than HKD1,800 million (including HK$1,800 million). The consideration shall be made by Nan Lung in full by cash. Both of the A Share Issuance and the connected transaction contemplated under H Share Issuance were approved by the Extraordinary General Meeting of the Company on 28 December 2021. The Company announced that it had received the “Acceptance Notice of the Application for Administration Permission” issued by China Securities Regulatory Commission (“CSRC”) for the A Share Issuance and H share Issuance on 10 January 2022 and 11 January 2022, respectively. On 18 March 2022, the Company announced that it had received the Approval on Issuance of Overseas Listed Foreign Shares by China Southern Airlines Company Limited (Zheng Jian Xu Ke 2022 No. 497) issued by the CSRC. Up to the issuance date of these financial statements, the A Share Issuance is under review by CSRC.

56	Impacts of COVID-19 pandemic

The COVID-19 pandemic since early 2020 has brought about additional uncertainties in the Group’s operating environment and had an adverse impact on the Group’s business operation and operating revenue in 2021.

The Group has been closely monitoring the impact of the developments on the Group’s business and has been proactively adjusting its business strategies. These strategies include: making adjustments to the scheduling of domestic and international routes and flights, according to the measures taken by related countries and regions on epidemic prevention and control; actively developing freight transport business and overall improving the utilisation rate of freighters.

57	Company-level statement of financial position

	31 December	31 December
	2021	2020
	RMB million	RMB million
Non-current assets
Property, plant and equipment, net	53,001	55,361
Construction in progress	23,318	23,549
Right-of-use assets	126,633	128,782
Investments in subsidiaries	11,990	10,800
Interest in associates	1,332	1,332
Interest in joint ventures	1,832	1,832
Aircraft lease deposits	298	326
Other equity instrument investments	40	100
Other non-current financial assets	25	22
Deferred tax assets	11,558	7,012
Amounts due from subsidiaries and other related companies	4,949	1,691
Other assets	2,078	1,775

	237,054	232,582

Current assets
Inventories	1,101	1,145
Trade receivables	796	1,704
Other receivables	7,468	6,458
Cash and cash equivalents	11,778	17,556
Assets held for sale	1,292	—
Restricted bank deposits	97	78
Prepaid expenses and other current assets	565	435
Amounts due from subsidiaries and other related companies	6,210	1,201

	29,307	28,577

Current liabilities
Derivative financial liabilities	1,222	3,148
Borrowings	53,905	35,816
Lease liabilities	18,422	17,348
Trade payables	228	435
Contract liabilities	1,354	1,355
Sales in advance of carriage	2,677	3,028
Amounts due to subsidiaries and other related companies	2,575	1,461
Accrued expenses	9,461	12,264
Other liabilities	5,460	5,314

	95,304	80,169

57	Company-level statement of financial position (continued)

		31 December	31 December
		2021	2020
	Note	RMB million	RMB million
Non-current liabilities
Borrowings		36,797	34,945
Lease liabilities		76,222	86,324
Derivative financial liabilities		20	53
Other non-current liabilities		1,694	1,888
Provision for major overhauls		2,905	2,656
Deferred benefits and gains		327	390

		117,965	126,256

Net assets		53,092	54,734

Capital and reserves
Share capital		16,948	15,329
Reserves	58	36,144	39,405

Total equity		53,092	54,734

58	Reserves movement of the Company

	Share premium	Fair value reserve (recycling)	Fair value reserve (non-recycling)	Other reserves	Retained Earnings/ (accumulated losses)	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Balance at 1 January 2020	25,399	1	66	2,725	8,871	37,062

Changes in equity for 2020:

Total comprehensive income for the year	—	(34)	(66)	—	(10,446)	(10,546)

Issuance of shares	12,889	—	—	—	—	12,889

Balance at 31 December 2020 and 1 January 2021	38,288	(33)	—	2,725	(1,575)	39,405

Changes in equity for 2021:

Total comprehensive income for the year	—	33	(45)	—	(12,086)	(12,098)
Conversion of convertible bonds to ordinary shares (Note 47(ii))	8,837	—	—	—	—	8,837

Balance at 31 December 2021	47,125	—	(45)	2,725	(13,661)	36,144

59	Benefits and interests of directors and supervisors

(a)	Directors’ and supervisors’ emoluments

The remuneration of every director and supervisor for the year ended 31 December 2021 is set out below:

Name	Directors’ fees	Salaries, wages and welfare	Housing allowance	Employer’s contribution to a retirement benefit scheme	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Executive directors
Ma Xu Lun (Note (i))	—	—	—	—	—
Han Wen Sheng (Note (i))	—	—	—	—	—

Supervisors
Li Jia Shi (Note (ii) & (x))	—	—	—	—	—
Ren Ji Dong (Note (iii) & (xi))	—	667	—	131	798
Lin Xiao Chun	—	655	—	147	802
Mao Juan (Note (viii))	—	478	—	134	612
Yang Bin (Note (ix))	—	294	—	25	319

Independent non-executive directors
Liu Chang Le (Note (vii))	133	—	—	—	133
Guo Wei (Note (vii))	133	—	—	—	133
Yan Yan (Note (vii))	133	—	—	—	133
Gu Hui Zhong	153	—	—	—	153
Tan Jin Song (Note (vi))	50	—	—	—	50
Jiao Shu Ge (Note (vi))	50	—	—	—	50
Zheng Fan (Note (vi))	20	—	—	—	20

59	Benefits and interests of directors and supervisors (continued)

(a)	Directors’ and supervisors’ emoluments (continued)

The remuneration of every director and supervisor for the year ended 31 December 2020 is set out below:

Name	Directors’ fees RMB’000	Salaries, wages and welfare RMB’000	Housing allowance RMB’000	Employer’s contribution to a retirement benefit scheme RMB’000	Total RMB’000
Executive directors
Wang Chang Shun (Note (i) & (v))	—	—	—	—	—
Ma Xu Lun (Note (i))	—	—	—	—	—
Han Wen Sheng (Note (i))	—	—	—	—	—

Supervisors
Li Jia Shi (Note (ii))	—	—	—	—	—
Mao Juan	—	706	—	126	832
Lin Xiao Chun	—	633	—	125	758

Independent non-executive directors
Tan Jin Song	150	—	—	—	150
Jiao Shu Ge	150	—	—	—	150
Zheng Fan (Note (iv))	60	—	—	—	60
Gu Hui Zhong (Note (iv))	60	—	—	—	60

Notes:

(i)	These directors did not receive any remuneration for their services in the capacity of the directors of the Company. They also held management positions in CSAH and their salaries were borne by CSAH.
(ii)

Mr. Li Jia Shi did not receive any remuneration for his service in the capacity of the supervisor of the Company since1 February 2018. He also held management position in CSAH and his salary was borne by CSAH.

(iii)

Mr. Ren Ji Dong did not receive any remuneration for his service in the capacity of the supervisor of the company but received salary for his service in the capacity of the senior management in 2021. He also held management position in CSAH and his salary for his services was borne by CSAH since November 2021.

(iv)	In 2020, Mr. Zheng Fan and Mr. Gu Hui Zhong received remuneration in accordance with the relevant provisions of the PRC.
(v)	Mr. Wang Chang Shun retired on 21 December 2020.
(vi)	Resigned on 30 April 2021.
(vii)	Appointed on 30 April 2021.
(viii)	Resigned on 24 November 2021.
(ix)	Appointed on 24 November 2021.
(x)	Resigned on 28 December 2021.
(xi)	Appointed on 28 December 2021.

59	Benefits and interests of directors and supervisors (continued)

(b)	Directors’ and supervisors’ termination benefits

None of the directors and supervisors received or will receive any termination benefits for the year ended 31 December 2021 (2020: Nil).

(c)	Consideration provided to third parties for making available directors’ and supervisors’ services

For the year ended 31 December 2021, the Group did not pay consideration to any third parties for making available directors’ and supervisors’ services (2020: Nil).

(d)	Information about loans, quasi-loans and other dealings in favour of directors and supervisors, controlled bodies corporate by and connected entities with such directors and supervisors

As at 31 December 2021, there is no loans, quasi-loans and other dealing arrangements in favour of directors and supervisors, controlled bodies corporate by and connected entities with such directors and supervisors (2020: Nil).

(e)	Directors’ and supervisors’ material interests in transactions, arrangements or contracts

No significant transactions, arrangements and contracts in relation to the Group’s business to which the Company was a party and in which a director or supervisor of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year (2020: Nil).

60	Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended 31 December 2021

Up to the date of issue of these financial statements, the IASB has issued a number of amendments, and new standards which are not yet effective for the year ended 31 December 2021 and which have not been adopted in these financial statements. These include the following which may be relevant to the Group.

Effective for accounting periods beginning on or after
Amendments to IAS 37, Onerous Contracts — Cost of Fulfilling a Contract	1 January, 2022

Annual Improvements to IFRS Standards 2018-2020 Cycle	1 January, 2022

Amendments to IAS 16, Property, Plant and Equipment: Proceeds before Intended Use	1 January, 2022

Amendments to IFRS 3, Reference to the Conceptual Framework	1 January, 2022

Amendments to IAS 1, Classification of liabilities as current or non-current	1 January, 2023

Amendments to IAS 1 and IFRS Practice Statement 2, Disclosure of accounting policies	1 January, 2023

Amendments to IAS 8, Definition of accounting estimates	1 January, 2023

Amendments to IAS 12, Deferred tax related to assets and liabilities arising from a single transaction	1 January, 2023

The Group is in the process of making an assessment of what the impact of these developments is expected to be in the period of initial application.

So far it has concluded that except for the adoption of “Amendments to IAS 1, Classification of Liabilities as Current or Non-current”, the adoption of the developments above is unlikely to have a significant impact on the consolidated financial statements.

As at 31 December 2021, if the “Amendments to IAS 1, Classification of Liabilities as Current or Non-current” is adopted by the Group, the convertible bonds recorded in non-current liabilities amounted to RMB4,984 million would be reclassified to current liabilities.

SUPPLEMENTARY FINANCIAL INFORMATION

For the year ended 31 December 2021

(Prepared in accordance with PRC Accounting Standards)

CONDENSED CONSOLIDATED INCOME STATEMENT

The following consolidated financial information is extracted from the consolidated financial statements of the Group prepared under the PRC Accounting Standards.

	2021 RMB million	2020 RMB million
Revenue	101,644	92,561
Less: Operating costs	104,229	94,903
Taxes and surcharges	365	330
Selling and distribution expenses	4,993	5,248
General and administrative expenses	3,678	3,989
Research and development expenses	381	367
Finance expenses	4,025	2,993
Including: Interest expense	6,202	6,716
Interest income	675	322

Add: Other income	3,964	4,179
Investment income/(loss)	284	(401)
Including: income/(loss) from investment in associates and joint ventures	280	(467)
(Loss)/gain on fair value movement	(309)	53
Credit losses	1	(164)
Impairment loss	(2,614)	(4,017)
Gain/(loss) on assets disposals	399	(22)

Operating loss	(14,302)	(15,641)
Add: Non-operating income	660	652
Less: Non-operating expenses	261	197

Loss before income tax	(13,903)	(15,186)
Less: Income tax	(2,892)	(3,366)

Net loss for the year	(11,011)	(11,820)

(1) Net loss classified by continuity of operations:
1.Net loss from continuing operations	(11,011)	(11,820)
2.Net loss from discontinued operations	—	—

(2) Net loss classified by ownership:
1.Shareholders of the Company	(12,103)	(10,842)
2.Non-controlling interests	1,092	(978)

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	31 December 2021	31 December 2020
	RMB million	RMB million
Assets
Total current assets	37,866	38,985
Long-term equity investments	5,977	5,673
Fixed assets and construction in progress	122,686	118,192
Intangible assets and other non-current assets	143,588	155,516
Deferred tax assets	12,831	7,749

Total assets	322,948	326,115

Liabilities and equity
Current liabilities	110,990	95,681
Deferred tax liabilities	26	80
Other non-current liabilities	127,687	145,491

Total liabilities	238,703	241,252

Total equity attributable to equity shareholders of the Company	67,616	69,346
Non-controlling interests	16,629	15,517

Total equity	84,245	84,863

Total liabilities and equity	322,948	326,115

RECONCILIATION OF DIFFERENCES IN FINANCIAL STATEMENTS PREPARED UNDER DIFFERENT GAAPS

(1)	The effect of the differences between PRC GAAP and IFRSs on loss attributable to equity shareholders of the Company is analysed as follows:

		2021	2020
	Note	RMB million	RMB million
Amounts under PRC GAAP		(12,103)	(10,842)
Adjustments:
Capitalisation of exchange difference of specific loans	(a)	(8)	(9)
Government grants	(b)	1	—
Income tax effect of the above adjustments		2	2
Effect of the above adjustments on non-controlling interests		2	2

Amounts under IFRSs		(12,106)	(10,847)

(2)	The effect of the differences between PRC GAAP and IFRSs on equity attributable to equity shareholders of the Company is analysed as follows:

		2021	2020
	Note	RMB million	RMB million
Amounts under PRC GAAP		67,616	69,346
Adjustments:
Capitalisation of exchange difference of specific loans	(a)	39	47
Government grants	(b)	(5)	(6)
Adjustment arising from the Company’s business combination under common control	(c)	237	237
Income tax effect of the above adjustments		(8)	(10)
Effect of the above adjustments on non–controlling interests		(28)	(30)

Amounts under IFRSs		67,851	69,584

Notes:

(a)

In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference is recognised in income statement unless the exchange difference represents an adjustment to interest.

(b)

In accordance with the PRC GAAP, assets related government grants (other than special funds) are deducted from the cost of the related assets. Special funds granted by the government and clearly defined in the approval documents as part of “capital reserve” are accounted for as increase in capital reserve. Under IFRSs, assets related government grants are deducted to the cost of the related assets. The difference is resulted from government grants received in previous years and are recognised in capital reserve under PRC GAAP.

(c)

In accordance with the PRC GAAP, the Company accounts for the business combination under common control by applying the pooling-of-interest method. Under the pooling-of-interest method, the difference between the historical carrying amount of the acquiree and the consideration paid is accounted for as an equity transaction. Business combinations under common control are accounted for as if the acquisition had occurred at the beginning of the earliest comparative year presented or, if later, at the date that common control was established; for this purpose, relevant comparative figures are restated under PRC GAAP. Under IFRSs, the Company adopts the purchase accounting method for acquisition of business under common control.

FIVE YEAR SUMMARY

The following consolidated financial information is extracted from the consolidated financial statements of the Group, prepared under International Financial Reporting Standards.

CONSOLIDATED INCOME STATEMENT SUMMARY

	Year ended 31 December
	2021		2020		2019	2018	2017
	RMB million		RMB million		RMB million	RMB million	RMB million
Operating revenue	101,644		92,561		154,322	143,623	127,806
Operating expenses	(116,340)		(109,111)		(148,608)	(140,242)	(123,098)
Other net income	4,767		4,686		5,124	5,438	4,448

Operating (loss)/profit	(9,929)		(11,864)		10,838	8,819	9,156
Interest income	675		322		74	125	89
Interest expense	(6,202)		(6,716)		(5,845)	(3,202)	(2,747)
Share of associates’ results	9		(776)		(178)	263	431
Share of joint ventures’ results	271		309		365	200	99
Exchange gain/(loss), net	1,575		3,485		(1,477)	(1,853)	1,801
Other non-operating (expenses)/income	(309)		45		278	12	45

(Loss)/profit before income tax	(13,910)		(15,195)		4,055	4,364	8,874
Income tax	2,894		3,368		(971)	(1,000)	(1,976)

(Loss)/profit for the year	(11,016)		(11,827)		3,084	3,364	6,898

(Loss)/profit attributable to:
Equity shareholders of the Company	(12,106)		(10,847)		2,640	2,895	5,961
Non-controlling interests	1,090		(980)		444	469	937

(Loss)/profit for the year	(11,016)		(11,827)		3,084	3,364	6,898

(Loss)/earnings per share Basic and diluted	RMB	(0.75)	RMB	(0.77)	RMB0.22	RMB0.27	RMB0.60

CONSOLIDATED STATEMENT OF FINANCIAL POSITION SUMMARY

	As at 31 December
	2021	2020	2019	2018	2017
	RMB million	RMB million	RMB million	RMB million	RMB million
Non-current assets	285,345	287,398	290,190	222,877	200,834
Net current liabilities	73,124	56,696	78,752	59,615	51,693
Non-current liabilities	127,713	145,571	134,109	84,793	86,598
Total equity attributable to equity shareholders of the Company	67,851	69,584	64,106	65,257	49,936
Non-controlling interests	16,657	15,547	13,223	13,212	12,607